Form 20-F
period 2022-03-31
Yoshitsu Co., Ltd
filed 2022-08-15
CIK 1836242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-41181

Yoshitsu Boueki Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Yoshitsu Co., Ltd

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Harumi Building, 2-5-9 Kotobashi,

Sumida-Ku, Tokyo, 130-0022

Japan

+81356250668

(Address of principal executive offices)

Mei Kanayama, Representative Director

Telephone: +81 356250668

Email: ky@ystbek.co.jp

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	TKLF	The Nasdaq Stock Market LLC

Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,250,054 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share (defined below);

●	“Japanese yen” or “¥” are to the legal currency of Japan;

●	“Ordinary Shares” are to the ordinary shares of Yoshitsu (defined below);

●	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customers during such period even if the customer made the first purchase from us in the same period. We determine that a customer has purchased products from us (a) in our directly-operated physical stores or franchise stores if the customer uses our rewards card when making payments or (b) in our online stores if a customer with the same phone number has made purchases in our online stores before;

●	“Tokyo Lifestyle” are to Tokyo Lifestyle Co., Ltd., a stock company incorporated pursuant to the laws of Japan, which is wholly owned by Yoshitsu;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Yoshitsu and its subsidiary, as the case may be; and

●	“Yoshitsu” are to Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2022	2021	2020
At the end of the year - ¥	¥1=$0.008208	¥1=$0.009034	¥1=$0.009250
Average rate for the year - ¥	¥1=$0.008908	¥1=$0.009434	¥1=$0.009201

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offerings of sundry products and other products. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to timely gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

●	recognize and define product and beauty trends;

●	anticipate, gauge, and react to changing consumer demand in a timely manner;

●	translate market trends into appropriate, saleable product offerings in our stores in advance of our competitors;

●	develop and maintain supplier relationships that provide us access to the newest merchandise on reasonable terms; and

●	distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels.

If we are unable to anticipate and fulfill the merchandise needs of the regions in which our products are sold, our net sales may decrease and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to product liability claims if our customers are harmed by the products sold through our distribution channels.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality, or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products in our directly-operated physical stores, online stores, and franchise stores, or to our wholesale customers could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations regarding Product Quality and Customer Protection.” Although we would have legal recourse against the manufacturers or suppliers of such products under Japanese law, attempting to enforce our rights against the manufacturers or suppliers may be expensive, time-consuming, and ultimately futile. Defective, inferior, or counterfeit products or negative publicity as to personal injury caused by products we sell may adversely affect consumer perceptions of our Company or our products, which could harm our reputation and brand image. In addition, we do not currently maintain any third-party liability insurance or product liability insurance with respect to the products we sell. As a result, any material product liability claim or litigation could have a material adverse effect on our business, financial condition, and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and effort in defending them and could have a negative impact on our reputation and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Our liquidity relies significantly on short-term borrowings. As of March 31, 2022, we had approximately $40.3 million in short-term borrowings outstanding. As of the date of this annual report, we have borrowed additional $20.5 million under the credit line of our short-term syndicated loan. As of March 31, 2021, we had approximately $65.1 million in short-term borrowings outstanding. As of the date of this annual report, we repaid all of our outstanding $65.1 million short-term borrowings as of March 31, 2021 upon their maturity. As of March 31, 2020, we had approximately $58.6 million in short-term borrowings outstanding. As of the date of this annual report, we repaid all of our outstanding $58.6 million short-term borrowings as of March 31, 2020 upon their maturity. As of the date of this annual report, we have secured an aggregate amount of $61.5 million short-term borrowings as working capital for six months to one year. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Further financing may also not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of March 31, 2022, we had approximately $40.3 million in short-term borrowings and $20.6 million in long-term borrowings outstanding.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiary to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

The business operations and results of operations of our directly-operated physical stores and wholesale operations in Japan are susceptible to adverse impact caused by pandemics, such as the COVID-19 pandemic.

The COVID-19 pandemic has spread throughout the world and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The COVID-19 pandemic has materially and adversely affected our business operations and operating results. Our total revenue only increased by $6,921,954, or 3.1%, from $221,514,742 for the fiscal year ended March 31, 2021 to $228,436,696 for the fiscal year ended March 31, 2022 due to the impact of COVID-19 pandemic. Together with the increase in our operating expenses, our net income decreased from $5,522,601 during the fiscal year ended March 31, 2021 to $3,272,569 during the fiscal year ended March 31, 2022, representing a decrease of 40.7%. For additional information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.”

As of the date of this annual report, the daily life of Japanese residents is largely back to its normal state, but the COVID-19 pandemic in Japan is still not completely under control. The Japanese government reopened its borders to holders of long-term visitor, business or student visas on June 1, 2022, as well as to tourists on guided tours on June 10, 2022. However, independent tourists are not yet granted entry. The COVID-19 pandemic in many other countries, including China, the United States, and Canada, is still not under control and there have been business closures and a substantial reduction in economic activity in these countries. Additionally, new strains of COVID-19 are surfacing, and the approved vaccines may not be effective on these new strains. As a result, the extent to which the COVID-19 pandemic impacts our results of operations in fiscal year 2023 will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. We opened three new directly-operated physical stores and 10 new online stores, and added four new franchise stores during the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2021, we added a franchise store in Canada, but we did not open any new directly-operated physical store and closed a franchise store in the U.S. and a franchise store in Hong Kong due to the impact of the COVID-19 pandemic. During the period from April 1, 2021 to the date of this annual report, we opened one new directly-operated physical store in Japan, opened three new overseas online stores and two new domestic online stores, added six franchise stores, and developed 16 new wholesale customers. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, information gathered from various sources, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if we need to modify the layout of our new stores to minimize contact with customers. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

The number and timing of new stores opened during any given period may be negatively impacted by a number of factors, including:

●	epidemics or pandemics, such as the COVID-19 pandemic;

●	our ability to increase brand awareness and beauty and health product consumption in areas where we open stores;

●	the identification and availability of sites for store locations with the appropriate size, traffic patterns, local retail and business attractions, and infrastructure that will drive high levels of customer traffic and sales per unit;

●	competition in existing and new markets, including competition for store sites;

●	the negotiation of acceptable lease terms;

●	our ability to obtain all required governmental permits on a timely basis;

●	our ability to control construction and development costs of new stores;

●	the maintenance of adequate distribution capacity, information systems, and other operational system capabilities;

●	integrating new stores into our existing procurement, manufacturing, distribution, and other support operations;

●	the hiring, training, and retention of store management and other qualified personnel;

●	assimilating new store employees into our corporate culture;

●	the effective management of inventory to meet the needs of our stores and wholesale customers on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support our expansion activities.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations, or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, customer trends, preferences, and demand may vary significantly by region, and our experience in the markets in which our products are currently sold may not be applicable in other regions or countries. As a result, we may not be able to leverage our experience to expand into other parts of Japan and overseas. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different business environment. We may not be able to grow our revenue in the new cities we enter, but we will incur substantial costs in connection with any such expansion. Consequently, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will be profitable, which could have a material adverse effect on our results of operations.

We lease a substantial amount of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, financial condition, and results of operations.

We lease the premises of all our physical store locations. Many of our lease agreements have escalating rent provisions over the initial term and any extensions. As our stores mature and as we expand our store base, our lease expenses, and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;

●	increasing our vulnerability to adverse general economic and industry conditions;

●	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and

●	limiting our ability to obtain additional financing.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless remain obligated to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease.

We depend on our cash flow from operations to pay our lease obligations, finance our growth capital strategy, and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, we may not be able to achieve our growth plans, fund our other liquidity and capital needs, or ultimately service our lease obligations, which would materially and adversely affect our business.

Unexpected termination of our leases, failure to renew our leases, or failure to renew our leases at acceptable terms could materially and adversely affect our business.

We lease the premises of all of our directly-operated physical stores. As a result, we may be subject to compulsory acquisition, closure, or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time, and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

We enter into leases of approximately one to 15 years with an option to renew for our directly-operated physical stores. Rent for our leases is typically a fixed amount and subject to annual or biennially incremental increase as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to additional costs, expenses, and risks, and loss of existing customers, and could have a material adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

Our earnings and business growth strategy depend in part on the success of our franchisees, and we may be harmed by actions taken by our franchisees, or employees of our franchisees, that are outside of our control.

A significant portion of our revenue is generated by sales to our franchise stores. As of the date of this annual report, we have one franchisee operating eight franchise stores in the U.S., one operating four franchise stores in Canada, and one operating one franchise store in the U.K. Franchisees are independent operators, and their employees are not our employees. We license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” and sell our products to the franchisees, but the quality of franchise store operations, and its effect on our brand, may be diminished by any number of factors beyond our control. Additionally, franchisees may not operate their stores in a manner consistent with our standards and requirements or they or their employees may take other actions that adversely affect the value of our brand. In such event, our business and reputation may suffer, and as a result our revenue could decline.

While we try to ensure that franchisees maintain the quality of our brand and comply with their trademark license agreements, franchisees may take actions that adversely affect the value of our intellectual property or reputation or that are inconsistent with their contractual obligations. Although our trademark license agreements permit us to terminate the agreement under certain circumstances, including violation of the agreement by a franchisee and deterioration of financial conditions of a franchisee, there can be no assurance that such remedy will be available or sufficient to prevent or undo harm to our brand and protect our intellectual property.

Our franchisees may not operate their franchises successfully. Since we currently have only three franchisees operating our franchise stores, if one of them were to become insolvent, choose to not renew their trademark license agreement with us, or otherwise were unable or unwilling to pay us amounts due to us pursuant to the terms of their agreements, our business and results of operations would be materially and adversely affected.

The operation of our franchise stores relies significantly on three franchisees and if any of them terminate their trademark license agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our three existing franchisees. As of the date of this annual report, we have one franchisee operating eight franchise stores in the U.S., one operating four franchise stores in Canada, and one operating one franchise store in the U.K. Our trademark license agreements with these franchisees have a term of one year and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. If any of our three franchisees terminate their trademark license agreements with us or request more favorable terms than the ones we currently have to continue such agreements, our business and results of operations would be materially and adversely affected.

Any decrease in customer traffic in the shopping malls or street locations in which our stores are located could cause our sales to be less than expected.

Our stores are typically located in shopping malls or street locations near busy commercial districts or popular tourism attractions. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and surrounding areas. Our stores benefit from the current popularity of shopping malls and street locations near busy commercial districts or popular tourism attractions as shopping destinations and their ability to generate customer traffic in the vicinity of our stores. Our sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in Japan;

●	high fuel prices;

●	changes in customer demographics;

●	a decrease in popularity of shopping malls or street locations in which a significant number of our stores are located;

●	epidemics or pandemics, such as the COVID-19 pandemic, and measures imposed by governments or shopping malls in response to such epidemics, including limiting the number of customers in shopping malls;

●	the closing of the “anchor” store of a shopping mall or the stores of other key tenants; or

●	a deterioration in the financial condition of shopping mall operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in customer traffic as a result of these or any other factors could have a material adverse effect on our financial condition and results of operations.

In addition, severe weather conditions and other catastrophic occurrences in areas in which we have stores may have a material adverse effect on our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, decreases in customer traffic, and closure of one or more of our stores. Any of these factors may disrupt our business and have a material adverse effect on our financial condition and results of operations.

The ongoing need for renovations and other capital improvements at our stores could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.

To improve the in-store experience of our customers, our physical stores have an ongoing need for maintenance and renovations and other capital improvements, including replacement, from time to time, of furniture, fixtures, and equipment. These capital improvements may give rise to the following risks:

●	possible environmental liabilities;

●	construction cost overruns and delays;

●	a decline in revenue while stores are out of service due to capital improvement projects;

●	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on favorable terms, or at all;

●	uncertainties as to market demand or a loss of market demand after capital improvements have begun; and

●	bankruptcy or insolvency of a contracted party during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.

We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the fiscal years ended March 31, 2022, 2021, and 2020, our product sales attributable to these brands accounted for approximately 22.89%, 65.35%, and 49.63% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our total purchases. During the fiscal year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of our total purchases, respectively. During the fiscal year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate one distribution center, which houses the distribution operations for our physical stores together with the order fulfillment operations of our online stores. We plan to open a new distribution center in the U.S. in 2022 to support and replenish inventory at our franchise stores in the U.S. and Canada. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Enhancing Our Technology Platform and Infrastructure.” If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution center could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our distribution center located near our headquarters in Tokyo. This dependence on a distribution center, combined with the fact that we are a retailer and wholesaler carrying approximately 35,000 stock keeping units (“SKUs”) of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

Increased distribution costs or disruption of product transportation could adversely affect our business and financial results.

Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. In addition, temporary or long-term disruption of product transportation due to weather-related problems, strikes, lockouts, or other events could impair our ability to supply products affordably and in a timely manner or at all. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition, and results of operations.

Any material disruption of our information systems could materially and adversely affect our business operations and negatively impact our financial results.

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our online stores. In addition, we have identified the need to expand and upgrade our information systems to support recent and expected future growth, including the opening of our new distribution center in September 2021. As part of this expansion of our information systems, we have modified our warehouse management system to support our new distribution center. The failure of our information systems to perform as designed, including the failure of our warehouse management system to operate as expected during the holiday season or to support our new distribution center, could have a material adverse effect on our business and results of our operations. Any material disruption of our information systems could disrupt our ability to track, record, and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process online orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers’ private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $2,847,383, $3,680,768, and $1,328,269 in promotion and advertising expenses during the fiscal years ended March 31, 2022, 2021, and 2020, respectively. Marketing approaches and tools in the beauty and health products markets in Japan, China, Canada, and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

If we fail to effectively manage our inventory, our results of operations, financial condition, and liquidity could be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer preferences with respect to our products, and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate amounts of inventory for our products. In addition, in order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies.

If we fail to effectively manage our inventory or obtain favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations, financial condition, and liquidity.

Most of our directly-operated physical stores are located in Japan, and our current business and future growth could be materially and adversely affected if we experience a decline in customers in Japan.

Most of our directly-operated physical stores are located in Japan. We also have the broadest product offerings in our Japanese physical stores, and generated 9.5%, 19.3%, and 39.8% of our revenue in Japan during the fiscal years ended March 31, 2022, 2021, and 2020 respectively. We expect to continue to derive a substantial portion of our revenue from Japan in the near future. Our current business and future growth could be materially and adversely affected if we experience a decline in consumer sales or customer engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “—A downturn in the economy of the markets in which our products are sold may affect consumer purchases of discretionary items, such as beauty and health products, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.”

Sales to the China market represented approximately 84.5%, 77.0%, and 55.4% of our revenue for the fiscal years ended March 31, 2022, 2021, and 2020, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations and financial condition.

To date we have generated a significant portion of our revenue from sales to the China market. During the fiscal years ended March 31, 2022 and 2021, sales to the China market accounted for approximately 84.5%, 77.0%, and 55.4% of our revenue, respectively. We expect such sales to continue to comprise a significant part of our revenue going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to sell our products to customers based in China would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

●	an economic downturn in China;

●	political instability that could adversely affect our ability to deliver our products to consumers in a timely fashion;

●	changes in laws and regulations, in particular those with little advance notice;

●	deterioration of relations or disruption of trade with Japan, such as anti-Japan campaigns and the boycott of Japanese products;

●	failures by third-party e-commerce marketplace operators operating our online stores on online platforms in China to comply with laws and regulations;

●	tariffs and other trade barriers which could make it more expensive for us to deliver our products to consumers; and

●	increases in shipping costs for our products or other service issues with our third-party shippers, such as global availability of shipping containers, and related labor and fuel costs.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

In addition to our operations in Japan and our sales to consumers in China, we sell our products to consumers in the U.S., Canada, and the U.K. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these countries, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	a decline in the number of visitors to our stores;

●	changes in competitive environment; and

●	adverse weather conditions and natural disasters (including weather or road conditions that limit access to our stores).

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that any of the countries to which we sell our products is more severely impacted by any such adverse condition, as compared to other countries.

A downturn in the economy of the markets in which our products are sold may affect consumer purchases of discretionary items, such as beauty and health products, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

We appeal to a wide demographic consumer profile and offer a broad selection of Japanese beauty and health products. A downturn in the economy of the markets in which our products are sold could adversely impact consumer purchases of discretionary items, such as beauty and health products. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Fumio Kishida and the former administration of Prime Minister Yoshihide Suga and Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of the U.K.’s exit from the European Union (“Brexit”) on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

If the relevant PRC regulatory agencies were to determine that we are subject to the cybersecurity review or other regulations and policies that have been issued by the Cyberspace Administration of China, our business, financial conditions, and results of operations could be materially and adversely affected.

On April 27, 2020, the Cyberspace Administration of China (the “CAC”), along with 11 other authorities, promulgated the Measures for Cybersecurity Review, effective on June 1, 2020, which are applicable to “critical information infrastructure operators” (“CIIO”) who purchase network products and services in China. On July 10, 2021, the CAC released a revised draft for comments of the Cybersecurity Review Measures, which expanded the scope of review to include data processors who engage in data processing activities that affect or may affect the national security of China. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022

On August 20, 2021, the Standing Committee of the National People’s Congress of China adopted and promulgated the Personal Information Protection Law of the PRC (the “PIPL”), which became effective on November 1, 2021. The PIPL applies to the activities of processing the personal information of individuals inside China that are carried out outside China “for the purpose of providing products or services to individuals inside China,” or those constituting “analysis or evaluation of the behaviors of individuals inside China.” The “processing of personal information” includes, but is not limited to, the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information.

The regulations and policies that have been issued by the CAC to date do not apply to us for the following reasons: for online sales in China, we have entrusted the operations of all of our online stores on Tmall Global, JD Worldwide, Pinduoduo, and other online platforms in China to third-party Chinese e-commerce marketplace operators (the “Entrusted Third Parties”) pursuant to cooperation agreements between us and the Entrusted Third Parties. Consumer purchase data and personal information generated by these online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and we only receive necessary information, such as the numbers and types of products ordered from the Entrusted Third Parties in order to complete orders for these online stores. We have no right to obtain any personal information of Chinese consumers from the Entrusted Third Parties. In addition, our PRC legal counsel, Finance & Commerce Law Firm of China, has advised us that our PRC subsidiary, Qingzhiliangpin, is not a CIIO and does not collect or process personal information of individuals inside China in its business. As a result of the foregoing, (i) we are not subject to the cybersecurity review as required by the Measures for Cybersecurity Review (2021 version) and (ii) we are not subject to the PIPL since we have not engaged in activities of processing personal information of individuals inside China or those constituting analysis or evaluation of the behaviors of individuals inside China.

There remains uncertainty, however, inherent in relying on an opinion of counsel in connection with whether aspects of our business could be subject to Chinese laws and regulations. The PRC regulatory agencies, including the CAC, may not reach the same conclusion as our PRC counsel has and they may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021 version), or the PIPL. In light of the significance of online sales in China to our business, if the CAC or other relevant PRC regulatory agencies were to determine that we are subject to the cybersecurity review as required by Measures for Cybersecurity Review (2021 version) or the PIPL, we may be required to suspend part of our operations or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.

We have been growing rapidly in recent years, and we intend to continue to expand our business by opening new physical and online stores. Since this rapid expansion is a new strategy for us and our management has a limited history managing such an expansion, we may not be able to adapt quickly to such major business change, compete successfully in new markets, build our brand in new countries or areas, or generate sufficient net income from our new stores. As a result, it is difficult for us to predict our results of operations with respect to our newly opened stores and you should not rely on our historical results of operations as an indication of our future financial performance.

This growth strategy has placed, and will continue to place, substantial demands on our managerial, operational, technological, and other resources. Our growth strategy will also place significant demands on us to maintain the quality of our product and customer services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our product and customer services. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage, and motivate our workforce and manage our relationships with customers, suppliers, and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our results of operations and profitability.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We plan to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia, and Taiwan during the next three years. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we have or will establish new stores or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and distribution channels. In addition, the opening of a new store typically results in initial recruiting and training expenses and reduced labor efficiencies. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to beauty and health products;

●	failure to properly comply with Japanese laws and regulations relating to the export of our products;

●	compliance with multiple and potentially conflicting regulations in Europe, Asia, Oceania, and North America, including export requirements, tariffs, import duties, and other trade barriers, as well as health and safety requirements;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	the economic burden and uncertainty placed on our customers by the imposition and threatened imposition of tariffs by the U.S., China, and other countries;

●	seasonal reductions in business activities, particularly throughout Europe;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from the COVID-19 pandemic, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates that may affect product demand and may adversely affect the profitability in ¥ of products provided by us in foreign markets where payment for our products is made in the local currency, including any fluctuations caused by uncertainties relating to Brexit;

●	impact of Brexit on the U.K.’s access to the European Union Single Market, the related regulatory environment, the global economy, and the resulting impact on our business;

●	changes in general economic, health, and political conditions in countries where our products are sold;

●	potential labor strike, lockouts, work slowdowns, and work stoppages;

●	restrictions on downsizing operations in Europe and expenses and delays associated with any such activities; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

If we are unable to provide a high-quality customer experience, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demand and preferences, maintain the quality of our products, provide clean and attractive physical stores and reliable and user-friendly website interfaces for our customers to visit and purchase products, and provide timely and reliable delivery for products in our online stores and high-quality after-sales service. If our customers are not satisfied with our products or customer service experience, or the prices at which we offer the products, or our internet platform for online stores is severely interrupted or otherwise fail to meet our customers’ expectations, our reputation and customer loyalty could be adversely affected.

We rely on contracted third-party delivery service providers to deliver our products sold through our online stores. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters, or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers act on our behalf and interact with our customers directly. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation, and cause us to lose customers.

In addition, we hire third-party e-commerce marketplace operators to operate our online stores and depend on online customer service representatives from these third-party e-commerce marketplace operators to provide live assistance to our online customers 24 hours a day, seven days a week. We used approximately 15 customer service representatives from third-party e-commerce marketplace operators as of March 31, 2022. If these customer service representatives fail to provide satisfactory service, or if wait times are too long due to the high volume of requests from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to provide, or maintain, a high-quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, reputation, financial condition, and results of operations.

Failure to maintain or enhance our brands or image could have a material adverse effect on our business and results of operations.

We believe our “晴の良品,” “東京生活館,” and other brands are well-recognized among our customers and other Japanese beauty and health product industry players, such as other Japanese beauty and health product retailers in the local markets our products are sold in. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy consumer needs by further developing and maintaining the quality of our products, as well as our ability to respond to competitive pressures. If we are unable to satisfy consumer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

Failure to obtain and maintain required licenses and permits or to comply with liquor, pharmaceutical, medical device, and other regulations could lead to the loss of our liquor, pharmaceutical, and other licenses and, thereby, harm our business, financial condition, or results of operations.

The sale of beauty and health products are subject to various government regulations in the markets in which our products are sold, including those relating to the sale of pharmaceuticals, and medical devices. In addition, we also sell liquor in certain of our stores, which is also subject to government regulation. In addition, such regulations are subject to change from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations.” The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect our business, financial condition, or results of operations. Licenses may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect us or cause a delay or result in our decision to cancel the opening of new stores, either of which could adversely affect our business, financial condition, or results of operations.

Data security breaches and attempts thereof could negatively affect our reputation, credibility, and business.

The third-party e-commerce marketplace operators for our online stores collect and store personal information relating to our customers, including their personally identifiable information, and rely on third parties for the various social media tools and websites we use as part of our marketing strategy. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding our employees, customers, or website visitors could harm our reputation and credibility, reduce our online sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers, and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, national, provincial or state, and local laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

A breach of security of confidential customer information related to our electronic processing of credit and debit card transactions, or a breach of security of our employee information, could substantially affect our reputation, business, financial condition, and results of operations.

A significant portion of the sales in our stores are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s credit card information in an illegal activity and be required by card issuers to pay charge-back fees. In addition, many of the jurisdictions in which our products are sold, including Japan, Nevada, and New York, have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant expenses, which could have an adverse impact on our business, financial condition, or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our Company and could substantially affect our reputation, business, financial condition, or results of operations.

If we are unable to attract, train, assimilate, and retain employees that embody our culture, including store personnel, store managers, and senior managers, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including store personnel and store managers, who understand and appreciate our culture, are able to represent our brand effectively and establish credibility with our customers. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers, and knowledge of the products we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the retail and wholesale industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Mei Kanayama, our representative director, is particularly important to our future success due to his substantial experience and reputation in the retail and wholesale markets. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our private label products may not appeal to our customers, and may compete with our brand partners.

We recently started to cooperate with suppliers to develop our own private label beauty and other products. However, there is no assurance that our private label product offerings will generate customer interest and meet consumer needs or expectations. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing, and marketing costs and expenses with respect to these products, and our business, results of operations, and financial condition may be adversely affected.

Moreover, as we sell both branded products sourced from our suppliers and our private label products through our distribution channels, we are likely to face competition from our suppliers. Branded products may have an advantage over our private label products primarily due to name recognition, even though private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our suppliers. If we lose our suppliers or if our relationships with our suppliers deteriorate, our business may be adversely affected. See “—We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.”

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended March 31, 2022, 2021, and 2020, 90.5%, 80.7%, and 60.2%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our core Japanese beauty and health product retail and wholesale business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business or our results of operations and financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

Risks Relating to Our Ordinary Shares and the Trading Market

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 36,250,054 of our Ordinary Shares are issued and outstanding, and 6,250,000 are freely tradable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

From the closing of our initial public offering on January 13, 2022 to July 27, 2022, the trading price of the ADSs has ranged from $1.1 to $43.0 per ADS. The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of the ADSs or Ordinary Shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2022, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weakness identified was a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weakness and control deficiencies, we plan to continue to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to correct the material weakness or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” in April 2027, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual reports and reports of foreign private issuer with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation, and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and senior management.

As a foreign private issuer, we have followed home country practice even though we are considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;

●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than relying on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation, as amended (the “Articles of Incorporation”) and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese stock company may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Ordinary Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying our Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying our Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a stock company with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and senior management are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or senior management, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our senior management, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we have a three-member board of corporate auditors instead of an audit committee and we do not have a standalone compensation committee or nomination and corporate governance committee of our board. As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

The ADSs are listed on the Nasdaq Capital Market. We cannot assure you that the ADSs will continue to be listed on Nasdaq. In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company”, we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We began our operations through Yoshitsu, a stock company incorporated on December 28, 2006 pursuant to the laws of Japan. On October 24, 2019, Yoshitsu incorporated a wholly owned subsidiary, Tokyo Lifestyle, pursuant to the laws of Japan.

On December 25, 2020, we established a new company in Japan, Palpito Co., Ltd. (“Palpito”), owned 40% by Yoshitsu and 60% by two unrelated third parties. Palpito is a retailer and wholesaler of art toys, which are toys and collectibles created by artists and designers that are either self-produced or made by small, independent toy companies, typically in very limited editions.

Completion of the Initial Public Offering (“IPO”)

On January 13, 2022, we closed our IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $21.4 million. In connection with the IPO, the ADSs began trading on the Nasdaq Global Market under the symbol “TKLF” on January 18, 2022.

Acquisition of Tokyo Lifestyle Limited

On July 20, 2022, we entered into a definitive agreement (the “Agreement”) with All Seas Global Limited (the “Seller”). Mr. Mei Kanayama, the representative director of our Company, holds 100% of the equity interests in the Seller, and hence, the Seller and us are related parties under common control. Tokyo Lifestyle Limited is a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”). Pursuant to the Agreement, we agreed to acquire 100% of the equity interests in Tokyo Lifestyle Limited in consideration of the sum of ¥392,000,000 in cash (approximately US$2,805,192), subject to certain terms. The transaction contemplated by the Agreement was approved by our board of directors at a meeting on June 27, 2022, and closed on July 27, 2022. This acquisition is a critical initiative of our business strategy to boost our business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in our retail business.

The following chart illustrates our corporate structure as of the date of this annual report.

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents 16,838,350 Ordinary Shares held by Tokushin G. K., which is owned by Mr. Kanayama and his family, as of the date of this annual report.

(2)	Represents 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, which is 100% owned by Zhiyong Chen, as of the date of this annual report.

(3)	Represents 600,054 Ordinary Shares held by a shareholder of Yoshitsu, which holds less than 5% of our Ordinary Shares, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

Corporate Information

Our headquarters are located at Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan, and our phone number is+81356250668. Our English website address is www.ystbek.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. We currently offer approximately 35,000 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 28,400 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 34,800 SKUs of sundry products, including home goods, and 16,300 SKUs of other products, including food and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations and opened three new directly-operated physical stores and 10 new online stores, added four franchise stores, and developed 29 new wholesale customers during the fiscal year ended March 31, 2020; we opened five new online stores, added a franchise store in Canada, and developed 30 new wholesale customers during the fiscal year ended March 31, 2021; and during the period from April 1, 2021 to the date of this report, we opened one new directly-operated physical store in Japan, opened three new overseas online stores and two new domestic online stores, added six franchise stores, and developed 16 new wholesale customers. After the acquisition of Tokyo Lifestyle Limited in July 2022 (see “—A. History and Development of the Company—Corporate History and Structure—Acquisition of Tokyo Lifestyle Limited” for more details), as of the date of this report, our distribution channels consist of (i) 11 directly-operated physical stores in Japan and five directly-operated physical stores in Hong Kong, (ii) 26 online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, and (iii) eight franchise stores in the U.S., four franchise stores in Canada, one franchise store in the U.K., and approximately 151 wholesale customers in Japan and other countries, including China, the U.S., and Canada. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products, sundry products, and other products.

Since our inception, we have built a large base of customers, which has been essential for our rapid growth. During the fiscal years ended March 31, 2022, 2021, and 2020, our physical stores served approximately 431,484, 537,537, and 955,580 customers, respectively, and orders placed by our repeat customers accounted for approximately 47%, 48%, and 42% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 2,091,231, 2,203,000, and 1,893,000 customers, respectively, and orders placed by our repeat customers accounted for approximately 39%, 26%, and 20% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 259,746, 204,500, and 215,000 customers, and orders placed by our repeat customers accounted for approximately 51%, 45%, and 40% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 115 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved significant growth and profitability. Our revenue increased from $139,573,958 during the fiscal year ended March 31, 2020 to $221,514,742 during the fiscal year ended March 31, 2021, representing an increase of 58.7%, and further increased to $228,436,696 during the fiscal year ended March 31, 2022, representing a slight increase of 3.1%. Our net income increased from $4,890,837 during the fiscal year ended March 31, 2020 to $5,522,601 during the fiscal year ended March 31, 2021, representing an increase of 12.9%. However, due to the negative impact of the recent resurgence of the COVID-19 on our revenue and an increase in our operating expenses, our net income decreased from $5,522,601 during the fiscal year ended March 31, 2021 to $3,272,569 during the fiscal year ended March 31, 2022, representing a decrease of 40.7%.

Since our inception, we have financed our operations primarily through bank loans. As of the date of this annual report, we have approximately $61.6 million in short-term borrowings outstanding, with a maturity date on September 30, 2022, and approximately $19.7 million in long-term borrowings outstanding, with maturity dates ranging from May 31, 2022 to December 31, 2053. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Sales to the China market represent a significant part of our revenue. During the fiscal years ended March 31, 2022, 2021, and 2020, sales to the China market accounted for approximately 84.5%, 77.0%, and 55.4% of our revenue, respectively, mainly due to the increased online sales in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Sales to the China market represented approximately 84.5%, 77.0%, and 55.4% of our revenue for the fiscal years ended March 31, 2022, 2021, and 2020, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations.” As we plan to expand into new markets by opening new stores, including adding additional directly-operated physical stores in Japan and Hong Kong, and adding new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia and Taiwan during the next three years, we expect the percentage of sales to the China market to decrease in the future. See “—Our Growth Strategies—Expanding into New Markets by Opening New Stores.”

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 35,000 SKUs of beauty products, 28,400 SKUs of health products, 34,800 SKUs of sundry products, and 16,300 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedbacks, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Multi-Channel Distribution Network

We have built a multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. Our directly-operated physical stores, online stores, and franchise stores and wholesale customers contributed 5%, 53%, and 42% of our total revenue for the fiscal year ended March 31, 2022, respectively, 13.3%, 50.3%, and 36.4% of our total revenue for the fiscal year ended March 31, 2021, respectively, and 32.8%, 36.2%, and 31.0% of our total revenue for the fiscal year ended March 31, 2020, respectively.

We operate our 11 physical stores in Japan and five physical stores in Hong Kong directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution center. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

We extend the reach of our distribution network by operating online stores in Japan, China, and Korea and selling to franchise stores in the U.S., Canada, Hong Kong, and the U.K. and wholesale customers in Japan and overseas. Such geographic diversification helps us explore additional revenue generating opportunities and maintain the stability of our revenue, especially during times when customer volume in our physical stores decreases, such as during the COVID-19 pandemic.

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 16 as of the date of this annual report, and the number of our franchise stores increased from 11 as of March 31, 2019 to 13 as of the date of this annual report. Our overall gross margin decreased slightly by one percentage point from 18% for the fiscal year ended March 31, 2021 to 17% for the fiscal year ended March 31, 2022. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our rapid expansion is supported by our distribution center, which is located near our headquarters in Tokyo. We believe our distribution center enables us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution center. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

An Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with us for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing. Our representative director, Mr. Mei Kanayama, has 11 years of experience in retail and wholesale of Japanese beauty and health products. Our director, Mr. Sen Uehara, has 15 years of experience in management.

We have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality customer service. Our senior management team is able to leverage the capabilities of this broader work force to facilitate our ongoing and long-term relationships that are key to our retail and wholesale businesses. Our combined team offers substantial industry experience and in-depth knowledge of the beauty and health products markets in Japan and China.

Our Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, China, the U.S., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas around Tokyo, and expect the expenses related to opening these stores to be approximately ¥350 million to ¥500 million ($2.9 million to $4.1 million); we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and, as our overall strategy is to focus more on the development of overseas franchise and wholesale sales, we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia, and Taiwan. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in the U.S. See “—Enhancing Our Technology Platform and Infrastructure” below.

We face financial and logistical challenges associated with our plans for accelerated and geographically expansive growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.”

Expansion into different countries subject us to risks associated with entry and operations in those countries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.”

Developing Our Own Private Label Products

We have been extending our product offerings by collaborating with beauty and other product suppliers to develop our own private label products. The private label products we currently sell include reusable shopping bags, toning lotion, milk lotion, purified water, sneakers, thermosteel flasks, and face masks. We have been exploring the possibility of adding facial masks, facial essences, T-shirts, and other footwear, among others. On March 1, 2021, we entered into an employment agreement with Dr. Jixun Lin, who has more than 25 years of experience in the medical device industry, pursuant to which Dr. Lin agreed to serve as our corporate officer and lead the development of private label products. The employment agreement with Dr. Lin does not have a fixed period. We believe developing private label products will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. The estimated initial cost for developing private label products is approximately $0.9 million (approximately ¥100 million), which we expect to fund using additional borrowings. As we only started developing private label products recently, no assurance can be given that such strategy and offerings will be successful and will not adversely affect our reputation, financial condition, and operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our private label products may not appeal to our customers and may compete with our brand partners.”

Improving Customer Experience and Enhance Customer Loyalty

We are dedicated to improving customer experience and enhancing customer loyalty. In our physical stores, we strive to provide high-quality customer service and showcase our high product quality and professional knowledge in beauty and health products, which we believe will foster trust and loyalty among our new and existing customers. In addition, we intend to increase our fulfillment speed, improve the packaging of our products, and offer more customized services, including enhanced product recommendations, to our online store customers. We also intend to continue using social media platforms to engage with our customers and to receive real-time feedback on our product and services. We plan to refine our online store shopping experience by further integrating our online stores with social media platforms, such as Facebook and Instagram, and adopting new marketing methods, including livestreaming e-commerce, which is broadcasting of live video in real time via the internet to promote and sell goods, and influencer marketing, which is a form of social media marketing involving endorsements and product placement from influencers. See “—Marketing” for the timing and estimated cost for such plan.

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in information technology and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution center. We also anticipate upgrading and improving the integration of our existing operation and financial systems. In addition, we plan to open a new distribution center in the U.S. in 2022 to support and replenish inventory at our franchise stores in the U.S. and Canada. The estimated cost for opening such new distribution center is approximately $2 million.

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 35,000 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

Product Category	Product Description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick, and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, and exfoliating
Cosmetic applicators	Brush, puff, curler, hair iron, and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner, and body wash
For men	Facial wash, firming lotion, astringent, and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, and essence oil

We supplement our beauty products with health products and we currently have approximately 28,400 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

Product Category	Product Description
OTC drugs	OTC drugs for the treatment of common ailments, such as colds, headaches, stomach pain, cough, and eye strain, among others
Nutritional supplements	Vitamins, minerals, fiber supplements, nutritional yeast, dietary products, and other nutritional supplements
Medical supplies and devices	A variety of general-purpose medical supplies and devices, such as bandages, masks, thermometers, disinfectant sprays, eye masks, contact lens, and contact lens cleaners and solutions

We also currently have approximately 34,800 SKUs of sundry products available through our distribution channels. The following table illustrates the categories of sundry products we sell:

Product Category	Product Description
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Miscellaneous	Spa supplies, clothing, formula milk, and diapers

We also currently have approximately 16,300 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes and pet food

The following tables illustrate our revenue for the fiscal years ended March 31, 2022, 2021, and 2020 by product categories:

	Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021		Fiscal Year Ended March 31, 2020
Product Category	Amount	%	Amount	%	Amount	%
Beauty products	$153,428,218	67.2%	$141,111,215	63.7%	$113,645,885	81.4%
Health products	16,565,637	7.2%	39,717,066	17.9%	13,813,746	9.9%
Sundry products	50,484,777	22.1%	31,599,246	14.3%	8,530,111	6.1%
Other products	7,958,064	3.5%	9,087,215	4.1%	3,584,216	2.6%
Total	$228,436,696	100.0%	$221,514,742	100.0%	$139,573,958	100.0%

Pricing and Payment of Products

We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account our overall pricing strategy for different categories. We constantly monitor the prices of products offered by our competitors. We also occasionally offer significant discounts on certain products for a limited time in flash sales or other promotional activities. We typically evaluate the profitability of our products every three months and make continuous effort to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

We provide customers flexible payment options, including in-person settlement in physical stores with cash, credit cards and debit cards, and Japanese transportation IC cards, bank transfers, online payments with credit cards and debit cards, and payment through third-party mobile payment platforms, such as PayPay, WeChat Payment, and Alipay.

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan and Hong Kong, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, (iii) franchise stores in the U.S., Canada, and the U.K., and wholesale customers in Japan and other countries including China, the U.S., and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” to be used by these franchise stores.

The following tables illustrate our revenue for the fiscal years ended March 31, 2022, 2021, and 2020 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021		Fiscal Year Ended March 31, 2020
Geographic Area	Amount	%	Amount	%	Amount	%
Japan domestic market	$21,786,380	9.5%	$42,728,171	19.3%	$55,590,347	39.8%
China market	192,933,863	84.5%	170,674,887	77.0%	77,276,549	55.4%
Other overseas markets	13,716,453	6.0%	8,111,684	3.7%	6,707,062	4.8%
Total	$228,436,696	100.0%	$221,514,742	100.0%	$139,573,958	100.0%

	Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021		Fiscal Year Ended March 31, 2020
Distribution Channel	Amount	%	Amount	%	Amount	%
Directly-operated physical stores	$10,836,229	4.8%	$29,502,329	13.3%	$45,824,603	32.8%
Online stores	121,164,347	53.0%	111,435,341	50.3%	50,464,251	36.2%
Franchise stores and wholesale customers	96,436,120	42.2%	80,577,072	36.4%	43,285,104	31.0%
Total	$228,436,696	100.0%	$221,514,742	100.0%	$139,573,958	100.0%

Physical Stores

We currently directly operate 11 physical stores in five cities in Japan and five physical stores in Hong Kong under the names “Tokyo Lifestyle” and “東京生活館.” We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information of our directly-operated physical stores as of the date of this annual report:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Koiwa Store	Tokyo	1,987	December 6, 2017
3	Kameido Store	Tokyo	1,600	August 1, 2015
4	Hirai Store	Tokyo	1,219	August 20, 2015
5	Gamo Koshigaya Store	Koshigaya	2,852	October 10, 2015
6	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
7	Suidobashi Station Front Store	Tokyo	1,529	May 21, 2017
8	Kamata Store	Tokyo	1,619	February 28, 2020
9	Hakuba Store	Hakuba	7,061	November 4, 2019
10	Shinbashi Store	Tokyo	3,756	June 28, 2019
11	Nishi Kasai Store	Tokyo	3,087	June 6, 2022
12	Yoho Mall Store	Hong Kong	1,000	April 1, 2021
13	Lohas Park Store	Hong Kong	815	September 30, 2021
14	Telford Plaza Store	Hong Kong	909	November 10, 2021
15	K11 Store	Hong Kong	800	June 1, 2022
16	Langham Beauty Store	Hong Kong	300	July 22, 2022

We employ a rigorous analytical process to identify new store locations, whereby we usually look for retail space on the first floor of street locations near busy commercial districts or popular tourist attractions, and evaluate locations based on market characteristics, demographic characteristics, including income and education levels, the presence of key anchor stores and co-tenants, population density, convenience for parking and other means of transportation, and the overall surrounding environment, among other factors. Before entering into a lease agreement, our management team conducts comprehensive research on rents paid near the selected location and identifies factors that may influence the rent amount. We also actively monitor and manage the performance of our stores and seek to incorporate information learned through the monitoring process into our future site selection decisions.

Each physical store is typically staffed with a general manager, who usually oversees multiple stores, two full-time employees, and eight independent contractors. The general manager oversees all store activities, including inventory management, merchandising, cash management, scheduling, hiring, and customer services. The full-time employees assist the general manager with store activities and the independent contractors are responsible for daily activities of the store, such as greeting customers, answering questions, offering assistance, suggesting items, lending opinions, providing product information, and cleaning. General managers and full-time employees receive bonuses depending on their position and performance. Each general manager reports to our director of store management, who in turn reports to our director, Mr. Sen Uehara. Mr. Uehara reports to our representative director, Mr. Mei Kanayama.

Our physical stores are typically open for eight to 14 hours a day, seven days a week. Some of our stores have extended hours during the New Year season. Due to the COVID-19 pandemic, almost all of our physical stores were temporarily closed between late April 2021 and the end of May 2021. After resuming their business in June 2021, most of our physical stores are open for eight to 11 hours, six days a week.

Online Stores

We sell our products through 26 online stores on our websites and on various e-commerce marketplaces, including Rakuten, Yahoo! Japan, Amazon Japan, and Wowma! in Japan, and Tmall Global, JD Worldwide, and Pinduoduo in China, and Coupang in Korea. We hire third-party e-commerce marketplace operators to operate our online stores and improve our online interaction with customers and the efficiency of our customers’ online ordering process. We pay these third-party e-commerce marketplace operators transaction commissions ranging from 1.8% to 3% based on our sales amount. In order to reduce our operating expenses and credit risk, we have outsourced the entire operations of some of our online stores to third-party companies and sold products to these third-party companies instead of to individual customers.

Integrating convenience, aesthetics, and functionality, our online stores aim to actively drive consumer spending by strategically featuring a carefully selected catalog of popular items. We focus on creating a high-quality online shopping experience for our customers whereby they are aided by detailed product descriptions, thoughtful peer reviews, and multiple angel picture illustrations in making purchase decisions. Our online store interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create an enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of the date of this annual report, there were an aggregate of approximately 152,000 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via account management systems of third-party e-commerce marketplace operators by allowing customers to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan, China, and Korea. To facilitate the ease of the checkout process for our repeat customers, the database of third-party e-commerce marketplace operators keeps track of these customers’ preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

We deliver orders placed on our online stores to all areas in Japan, China, and Korea from our distribution center or third-party warehouses through reputable third-party delivery companies with nationwide coverage, such as Nippon Express, FedEx, UPS, and EMS China, and regional delivery companies. We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company and optimize the delivery process, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. Our logistics agreements with third-party delivery companies typically have a term of one year and are automatically renewed for successive one-year terms, unless earlier terminated.

Franchise Stores and Wholesale Customers

As of the date of this annual report, we have eight franchise stores in the U.S., six franchise stores in Canada, and one franchise store in the U.K. The following table summarizes the information of our franchise stores:

City	Number of Stores	Total Size (Square Feet)	Opened
Los Angeles	3	4,800	August 2016, April 2017, and August 2017
Las Vegas	1	3,000	July 2019
Houston	1	1,884	July 2018
Seattle	1	1,200	December 2017
New York	1	3,000	February 2019
Boston	1	2,185	February 2020
Toronto	4	6,000	April 2017, November 2018, October 2020, and December 2021
London	1	495	May 2021

In addition, as of the date of this annual report, we have approximately 151 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Franchise Profile and Trademark License Agreements

As of the date of this annual report, we have one franchisee operating eight U.S. franchise stores, one operating four Canadian franchise stores, and one operating one franchise store in the U.K. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

We enter into trademark license agreements with these franchisees, under which the franchisee is granted a revocable license and non-exclusive right to use certain of our trademarks, such as “東京生活館” and “REIWATAKIYA,” solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $568) per franchise store and to purchase at least 75% of the products sold in their stores (except heavy products, such as purified water) from us. Regarding the remaining 25% of the products sold in their stores, we do not limit the kinds of products that our franchisees may purchase from third parties or the sources of such products. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. We also have the right, subject to applicable laws in Japan, to terminate a trademark license agreement for a variety of reasons, including a franchisee’s violation or threatened violation of the agreement, discontinuation of business, or a material change in the shareholding structure of the franchisee, among others.

We do not require our franchisees to pay an initial fee to purchase the franchise, and we do not charge additional fees for new franchise locations, other than increased royalty fees, which are billed monthly on a per franchise store basis.

Our franchise stores are not subject to mandatory requirements contracts and we do not earn commission on sales of products sold by the franchise store. Instead, we enter into customary master sales and purchase agreements, similar to those with our wholesale customers as discussed below, with each of the franchise stores operated by the franchisees. We do not provide financing to our franchisees.

Relationships with Wholesale Customers

We enter into customary master sales and purchase agreements with our wholesale customers with respect to the products we sell to them providing for the terms of our relationship, such as delivery and purchase of goods, terms and conditions of payment, acceptance inspection, complaint handling, and disputes with third parties, among other things. These agreements typically have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of such agreement. During the term of the master sales and purchase agreement, we send purchase orders to the wholesale customer for each sale and purchase to specify the terms of each order, such as product names, unit prices, quantities, and delivery dates, among other things.

Customers and Customer Service

Since our directly-operated physical stores in Japan are mostly located in commercial districts and tourist areas which foreigners who live in Japan and tourists often visit, the majority of the customers of our physical stores in Japan are foreigners who live in Japan and tourists who visit Japan and are between the ages of 30 to 50 years old. Our directly-operated physical stores in Hong Kong are mostly located in commercial districts and tourist areas and the majority of the customers of our physical stores in Hong Kong are residents and tourists and are between the ages of 30 to 50 years old. The majority of the customers of our online stores are between the ages of 18 to 45 years old. We periodically conduct qualitative customer surveys, helping us build a stronger understanding of our market position and our customers’ purchasing habits. For details about our wholesale customers, see “—Our Distribution Channels—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.”

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2022, our directly-operated physical stores had approximately 69 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of March 31, 2022, our online stores used approximately 15 customer service representatives from the third-party e-commerce marketplace operators we use. Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

We generally offer a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in our physical stores may be returned in store with receipt. For products sold in our online stores, customers must submit a return application request online, and our customer service representatives then review and process the return request or contact the customer by e-mail or by phone if there are questions relating to the request before it can be processed. Upon receipt of the returned product, we credit the customer’s payment account with the purchase price. We believe our hassle-free return policies help build customer trust and increase customer loyalty.

Marketing

Our marketing and promotion strategy is to build brand recognition, attract new customers, increase customer traffic to our physical and online stores, build strong customer loyalty, maximize repeat customer visits, and develop incremental revenue opportunities.

Our marketing department designs the marketing efforts for our directly-operated physical stores, third-party e-commerce marketplace operators design promotions for our online stores, and our franchise stores design regional promotions based on local demographics and market conditions. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters, and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs.

Many of our promotion programs are designed to encourage cosmetics and pharmaceutical companies to invest resources to market their brands within our stores. For instance, some cosmetics and pharmaceutical companies provide point-of-purchase displays, which are marketing materials to be placed on top of or alongside the promoted merchandise in our physical stores to promote their products, and free product samples during promotional events. We believe that these promotions improve our customers’ shopping experience because cosmetics and pharmaceutical companies provide purchasing incentives and information to help customers make informed purchase decisions. We work to maintain strong inventory positions for merchandise featured in our promotions, as we believe this increases the effectiveness of our spending on promotion activities.

As part of our marketing campaign, customers in our directly-operated physical stores in Japan and Hong Kong and our franchise stores in the U.S. and Canada can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each ¥100 spent in our directly-operated physical stores and subsequently each membership point can be used as ¥1 at our directly-operated physical stores when making payments; in Hong Kong, members of our rewards program earn one membership point for each HKD spent in our directly-operated physical stores and subsequently each membership point can be used as HKD1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. In the U.S. and Canada, members of our rewards program earn one membership point for each one U.S. dollar or Canadian dollar spent in our franchise stores, and subsequently these membership points can be redeemed for different products at our franchise stores; the membership points do not expire. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2022, 2021, and 2020, approximately 387,700, 237,000, and 183,000 customers had enrolled in our rewards program, respectively. We intend to further extend this program to enhance customer acquisition and retention.

Our physical stores periodically hand out flyers and leaflets and use direct mail advertising to promote our brand and the products carried in our stores. Our online stores on third-party websites participate in shopping events on those websites, such as Rakuten Super Sale and Singles’ Day and Double 12 on Tmall Global. In addition, we enhance publicity of our products and the effectiveness of our other marketing strategies by advertising on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, magazines, and social media platforms, such as Instagram, Twitter, TikTok, and WeChat.

During the next five years, we intend to engage third-party marketing teams, deploy television advertisements for our franchise stores, and adopt new marketing methods, including livestreaming e-commerce and influencer marketing, to promote our brand and products. We estimate the cost associated with these marketing initiatives to be approximately $1 million.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the fiscal year ended March 31, 2022, we directly sourced from 83 cosmetics companies and distributors and eight pharmaceutical companies and distributors. During the fiscal year ended March 31, 2021, we directly sourced from 52 cosmetics companies and distributors and eight pharmaceutical companies and distributors. During the fiscal year ended March 31, 2020, we directly sourced from 81 cosmetics companies and distributors and 11 pharmaceutical companies and distributors. For the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of our purchases in terms of monetary value, respectively.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on our relationships with suppliers to purchase high-quality beauty and health products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products or health products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.”

Supplier and Product Selection

When choosing suppliers, we take into consideration, among other things, whether their products complement our overall product offering, the quality and prices of their products, market reputation, production and/or distribution capacity, the market potential of their products, and the availability of supplier rebates. Before we engage with any new supplier, we also examine their qualifications and license to verify that they operate their businesses in compliance with applicable laws, rules, and regulations.

Our merchandising team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, beauty and fashion trends, seasonality, and customer feedbacks to project how many items of a particular product we should offer in our physical stores and online stores.

Our Relationship with Cosmetics and Pharmaceutical Companies and Key Suppliers

We work closely with our top suppliers, especially cosmetics and pharmaceutical companies, to strengthen our relationships with them. We constantly communicate with our suppliers to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers so that they can prepare ample stock to meet potential surge in demand and increased purchases.

For the same product, the price from a cosmetics or pharmaceutical company is generally 5% to 8% lower than that from a distributor. Cosmetics and pharmaceutical companies in Japan typically do not limit the number of distributors that may directly source from them or impose requirements, such as those for volume or geographic areas, on these distributors. As a result, we aim to directly source from major cosmetics and pharmaceutical companies so as to get lower prices. We also seek to cooperate with other distributors who directly source from cosmetics and pharmaceutical companies that do not have an established relationship with us. We believe our cooperation with these distributors allows us to expand our product offerings and procure products manufactured by cosmetics and pharmaceutical companies without an established relationship with us.

We generally enter into supply agreements with suppliers which lay out the general terms of our relationship, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things. These supply agreements typically have a term of one year and automatically renew for successive one-year terms unless either party sends written notice of non-renewal no later than two or three months prior to the expiration of the then current term of such agreement.

Distribution

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our distribution center located near our headquarters in Tokyo. The distribution center was completed in September 2021, which distribution center has increased our operating efficiency and is expected to accommodate future growth with its approximately 26,900 square feet of storage space.

Our suppliers deliver merchandise either directly to our physical stores or to our distribution center, depending on demand from each distribution center or physical store, before we deliver them to our physical stores, customers of our online stores, and wholesale customers using our own vehicles and third-party logistics companies. At each distribution center, we maintain a small fleet of trucks to deliver to our physical stores and we typically replenish merchandise for each of our physical stores once every five days. For details about distribution for our online stores, see “—Our Distribution Channels—Online Stores.”

Our franchise stores have access to substantially the same types of merchandise as offered in our directly-operated physical stores in Japan, and each franchise store places its orders to us based on factors it determines, such as demand of consumers, popularity of merchandise, and seasonal trends. We typically wait until we have a sufficient amount of such orders to fill a shipping container before shipping merchandise from our distribution center to our franchise stores through third-party logistics companies. In the event that a franchise store has an urgent need to replenish certain merchandise, we can also ship merchandise from our distribution center to the franchise store through express delivery services provided by third-party logistics companies.

Warehouse Management System and Inventory Control

The operations of our distribution center, including inventory management and deliveries, are integrated and coordinated using the warehouse management system of Logizard ZERO, a cloud-based warehouse management system service provider in Japan. The system enables us to closely monitor each step of the fulfillment process of our online stores from the time a purchase order is confirmed and the product stocked in our distribution center, up to when the product is packaged and picked up for delivery by third-party logistics companies for delivery to a customer. At each distribution center, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory level and item tracking in our distribution center. When preparing items for shipping, we repackage different types of products ordered by the same customer to our standardized boxes for optimized storage and sourcing in our distribution center.

We manage our inventory carefully in order to minimize inventory holding costs, ensure timely delivery of merchandise, and maintain the variety of merchandise available in our stores. We hire a third-party inventory services provider to perform quarterly inventory counts in our directly-operated physical stores and distribution center, and randomly pick 10 products to double-check the count results. We require our store and distribution center managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the management.

Cash Control

70% to 80% of the sales in our physical stores are made in cash and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited every two to three days in designated bank accounts, which are controlled by our headquarters. After the cash is deposited, our financial department also carries out a reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each physical store are dispatched centrally two to three times a month based on budgeted amounts.

Quality Control

We place strong emphasis on quality control for both merchandise sourcing and in-store services. Our quality control starts with procurement. In particular, we have screened cosmetics and pharmaceutical companies in Japan and selected a core set of companies as our suppliers after reviewing product selection and quality, manufacturing, packaging, transportation, storage capabilities, and cost competitiveness.

We conduct random quality inspections of each batch of products we procure. We replace our suppliers if they consistently fail to pass our quality inspections. Since there is a significant manufacturing capability surplus within the Japanese beauty and health products industry, it is possible for us to change suppliers without a material interruption to our business. We regularly dispatch quality inspectors to our stores to monitor the service quality of our staff. We consider the feedback received during these inspections when determining the bonus portion of our store employee’s salaries.

Competition

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. We believe we are well-positioned to effectively compete on the basis of price, quality of products, in-store presence, customer service, and e-commerce initiatives. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.”

Employees

We had 70, 54, and 48 full-time employees as of March 31, 2022, 2021, and 2020, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2022:

Function:	Number
Management	29
Store	22
Sales	19
Total	70

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality and non-compete agreements with our key employees before they leave our Company.

In addition to our full-time employees, we had 68, 71, and 67 independent contractors as of March 31, 2022, 2021, and 2020, respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 22,933 square feet of physical store, office, and residence space in Tokyo. We also own premises in Koshigaya on which we are operating a distribution center of approximately 27,448 square feet, lease an aggregate of approximately 28,169 square feet of physical store space in Koshigaya, Saitama, Yokohama, and Hakuba, and five parking lots in Koshigaya, Saitama, and Tokyo, and lease an aggregate of approximately 3,824 square feet of physical store and warehouse space in Hong Kong. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	22,933	Seven physical stores, offices, residence, and three parking lots	1 to 15
Koshigaya	14,320	Physical store and parking lot	3
Saitama	4,702	Physical store and parking lot	5
Yokohama	2,085	Physical store	10
Hakuba	7,062	Physical store	3
Hong Kong	3,824	Five physical stores and warehouse	1 to 3

We lease these premises from independent third parties, except as discussed below, under operating lease agreements, which are typically renewable every one to three years.

We lease approximately 2,696 square feet of office space and a parking lot in Tokyo pursuant to a lease agreement we entered into on June 25, 2021 with Seihinkokusai Co., Ltd. (“Seihinkokusai”), an entity of which Mr. Kanayama’s wife is a corporate auditor. The monthly rent is ¥0 for the first eight months and ¥1,422,000 (approximately $13,415) afterwards, and we also paid ¥14 million (approximately $126,476) as a rental security deposit. The lease period is from August 1, 2021 to July 31, 2024 and may be renewed unless Seihinkokusai notifies us in writing of the termination of the lease for legitimate reasons between six months and one year prior to the expiration of the lease. Regardless of the above, we may terminate the lease at any time by providing Seihinkokusai with three-month prior notice or payment of three-month rent.

We also lease approximately 7,062 square feet of physical store space in Hakuba pursuant to a lease agreement we entered into on March 22, 2021 with Seihinkokusai. The monthly rent is ¥0 for the first three months and ¥1,000,000 (approximately $9,434) afterwards, and we also paid ¥50 million (approximately $451,700) as a rental security deposit. The lease period is from April 1, 2021 to December 31, 2023. The lease will terminate upon expiration of the lease period if Seihinkokusai notifies us in writing of the termination of the lease between six months and one year prior to the expiration of the lease (the “Notice Period”). If Seihinkokusai notifies us of the termination of the lease after the Notice Period has expired, the lease will be terminated after six months from the date of the notice. Regardless of the above, we may terminate the lease at any time by providing Seihinkokusai with three-month prior notice or payment of three-month rent.

We believe that our existing facilities are sufficient for our near-term needs.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As March 31, 2022, we owned 15 trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1	晴の良品	Word	Class 5, 10, 20, 24, 25, and 28	5804614	November 6, 2015	November 6, 2025

2		Logo	Class 5, 10, 20, 24, 25, and 28	5804613	November 6, 2015	November 6, 2025

3	東京生活館	Word	Class 3, 5, and 44	5855378	June 3, 2016	June 3, 2026

4		Logo	Class 3, 5, and 44	5855379	June 3, 2016	June 3, 2026

5	東京生活館	Word	Class 35	5865658	July 8, 2016	July 8, 2026

6		Logo	Class 35	5868655	July 22, 2016	July 22, 2026

7		Logo	Class 3, 10, 21, and 35	5880029	September 9, 2016	September 9, 2026

8		Logo	Class 3, 10, 21, and 35	5880030	September 9, 2016	September 9, 2026

9		Logo	Class 3, 10, 21, and 35	5880058	September 9, 2016	September 9, 2026

10		Logo	Class 35 and 44	6044473	May 18, 2018	May 18, 2028

11		Logo	Class 3 and 35	6068378	August 3, 2018	August 3, 2028

12		Logo	Class 3 and 35	6099304	November 16, 2018	November 16, 2028

13	TOKYO PLUS	Word	Class 35	6183713	September 27, 2019	September 27, 2029

14	JLENSES	Word	Class 35	6183714	September 27, 2019	September 27, 2029

15	令和多喜屋	Word	Class 3, 5, 35, and 44	6325574	December 7, 2020	December 7, 2030

In addition, as of March 31, 2022, we had registered four domain names relating to our business, namely ystbek.co.jp, qingzhiliangpin.com, tokyoplus.jp, and jlenses.com, in Japan.

As of March 31, 2022, we also had three pending trademark registration and owned 19 trademarks in other countries and regions:

No.	Trademark	Country/Region	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		China	Word	Class 35	41941705	July 28, 2020	July 27, 2030

2		Hong Kong	Logo	Class 35	304969081	Jun 21, 2019	June 20, 2029

3		Hong Kong	Word	Class 35	305097844	October 30, 2019	October 29, 2029

4		Hong Kong	Word	Class 3	302845495	December 20, 2013	December 19, 2023

5		Hong Kong	Word	Class 3, 5, 35, and 44	304300073	April 24, 2018	October 11, 2027

6		Hong Kong	Logo	Class 35 and 44	304300064	March 19, 2018	October 11, 2027

7		Hong Kong	Logo	Class 35	304483044	April 4, 2018	April 3, 2028

8		Hong Kong	Logo	Class 35	304715703	October 29, 2018	October 28, 2028

9		Hong Kong	Logo	Class 35	304719060	October 31, 2018	October 30, 2028

10		Macao	Word	Class 35	N/161717	April 27, 2020	April 27, 2027

11		Macao	Word	Class 5	N/135119	September 10, 2018	September 10, 2025

12		Macao	Word	Class 44	N/135121	September 10, 2018	September 10, 2025

13		U.S.	Word	Class 35	87713467	March 12, 2019	March 11, 2029

No.	Trademark	Country/Region	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
14		U.S.	Logo	Class 35	87713490	September 10, 2019	September 9, 2029

15		U.S.	Word	Class 35	88675151	December 29, 2020	December 28, 2030

16		Canada	Logo	Class 35 and 44	TMA1070977	January 18, 2020	January 18, 2030

17		Canada	Word	Class 35 and 44	TMA1087885	January 28, 2020	January 28, 2030

18		Australia	Word	Class 35	2047385	June 10, 2020	October 30, 2029

19		United Kingdom	Word	Class 35	UK00003441105	January 24, 2020	November 1, 2029

Insurance

We maintain directors and officers liability insurance for our directors and senior management and group comprehensive life insurance for our directors, senior management, and full-time employees. We do not maintain other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to product liability claims if our customers are harmed by the products sold through our distribution channels.”

Seasonality

We experience seasonality in our business, mainly reflecting the impact of online promotional events held by e-commerce companies. For instances, Rakuten holds special promotional events in March, June, and September each year and e-commerce companies in China hold special promotional campaigns on June 18, November 11, and December 12 each year, which tend to increase revenue in the respective quarter relative to other quarters.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

We are subject to a number of Japanese laws and regulations that affect retailers, wholesalers, or online sellers of beauty and health products in Japan. These may involve product quality and customer protection, maintenance of websites and e-commerce, labor laws, shipping of goods, environment, food and beverage product sales, advertising, lease agreements, protection of personal information, securing of safety of pharmaceuticals and medical devices, liquor tax, secondhand dealers, and consumption tax. Because we also sell our products to individual and wholesale customers in other countries, including China, the U.S., and Canada, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees, or infrastructure.

Regulations regarding Product Quality and Customer Protection

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding product quality and customer protection, which could affect us in jurisdictions in which we sell our products.

In Japan, the Product Liability Act (Act No.85 of July 1, 1994, as amended) and Consumer Contract Act (Act No. 61 of May 12, 2000, as amended) mainly regulate the product quality and customer protection. The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who was not involved in the manufacturing, processing, or import of a product could still be liable under this act if its name, trade name, or trademark, etc. was indicated on the product as the manufacturer, processor, or importer, such indications on the product might mislead others into believing that the seller was the manufacturer, processor, or importer, or such indications on the product might be recognized by others as those of the substantial manufacturer, processor, or importer. Liability under this act can be imposed even if the manufacturer, processor, or importer (and the said seller) was not negligent. The Consumer Contract Act invalidates certain provisions in contracts with consumers, such as exemption of compensation for damages to consumers and restrictions of termination by consumers due to the seller’s breach of contract. We comply with these regulations.

In the U.S., we are subject to regulation by the Consumer Product Safety Commission (the “CPSC”) under the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement, or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances.

In Hong Kong, we are subject to the Sale of Goods Ordinance (Cap. 26), the Consumer Goods Safety Ordinance (Cap. 456), and the Import and Export Ordinance (Cap. 60). These statutes regulate the import and sale of consumer goods in Hong Kong, including the quality, safety, and suitability of products sold under a contract of sale. We comply with these regulations.

Regulations regarding Maintenance of Websites and E-commerce

The Act on Special Provisions to the Civil Code Concerning Electronic Consumer Contracts and Electronic Acceptance Notice (Act No. 95 of June 29, 2001, as amended) and the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended) regulate sales of goods through e-commerce within Japan. For example, under these acts, we as a seller must explicitly show prices of products, timing and method of payment, timing of delivery, conditions for return of goods, our name and contact information, and name of representative person, among others. We comply with these regulations.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. We comply with these regulations.

In Hong Kong, we are subject to labor-related laws such as the Employment Ordinance (Cap. 57), the Employees’ Compensation Ordinance (Cap. 282), the Mandatory Provident Schemes Ordinance (Cap. 485), and the Occupational Safety and Health Ordinance (Cap. 509). These statutes regulate the terms of employment in Hong Kong and set certain workplace health and safety requirements. These statutes also make it compulsory for an employer to purchase insurance coverage for its employees, as well as to participate in and make contributions to its employees’ pension schemes. We comply with these regulations.

Regulations regarding Shipping of Goods

Under the Civil Code (Act No. 89 of April 27, 1896, as amended), our shipping of goods is generally subject to the terms and conditions as agreed with our customers. In addition, as disclosed above, we must specify timing of delivery of goods in accordance with the Act on Specified Commercial Transactions regarding our sales through e-commerce. We comply with these regulations.

Environmental Regulations

There are various environmental-related laws in Japan, including the Air Pollution Control Act (Act No. 97 of June 10, 1968, as amended), Water Pollution Prevention Act (Act No. 138 of December 25, 1970, as amended), Soil Contamination Countermeasures Act (Act No. 53 of May 29, 2002, as amended), and Noise Regulation Act (Act No. 98 of June 10, 1968, as amended). Our business and operation do not include any type of business which are specifically subject to these environmental regulations.

Regulations regarding the Food and Beverage Product Sales

The sale business of food and beverage is subject to the Food Sanitation Act (Act No. 233 of December 24, 1947, as amended). We do not sell or deal with any food or beverage which are subject to the Food Sanitation Act.

Regulations on Advertising

The Premiums and Representations Act (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We comply with these regulations.

In Hong Kong, the Trade Description Ordinance (Cap. 362) prohibits the use of false trade descriptions, information, marks, and statements in respect of goods sold during the course of trade. We comply with these regulations.

Regulations on Lease Agreements

Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended). The terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations regarding Protection of Personal Information

We are subject to laws and regulations regarding protection of personal information that we may obtain in the course of retailing or other businesses in Japan and Hong Kong.

In Japan, the Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations, (ii) cases in which there is a need to protect a human life, body or fortune, and when it is difficult to obtain a principal’s consent, (iii) cases in which there is a special need to enhance public hygiene or promote fostering healthy children, and when it is difficult to obtain a principal’s consent, or (iv) cases in which there is a need to cooperate in regard to a central government organization or a local government, or a person entrusted by them performing affairs prescribed by laws and regulations, and when there is a possibility that obtaining a principal’s consent would interfere with the performance of the said affairs. Certain types of personal information, such as race, creed, social status, medical history, criminal record, and fact of having suffered damage by a crime, are classified as “special care-required personal information.” We must not obtain such special care-required personal information without the prior consent of the principals, except for any of (i) through (iv) above, or (v) cases in which the special care-required personal information has been disclosed by the principals, a central government organization, or a local government, among others, or (vi) other cases specified by cabinet order as being equivalent to (i) through (v) above. We comply with these regulations.

In Hong Kong, the Personal Data (Privacy) Ordinance (Cap. 486) requires data users who control the collection, retention, or use of personal data to comply with certain data protection principles in respect of the collection, retention, use, and security of such data. The statute also gives data subjects certain rights, such as the right to be informed of whether any data user holds their personal data, the right to be supplied with such data, and the right to request correction of any data they consider to be inaccurate. We comply with these regulations.

Regulations for Securing Safety of Pharmaceuticals and Medical Devices

We are subject to laws and regulations for securing safety of pharmaceuticals and medical devices in Japan and Hong Kong.

In Japan, the Act on Securing Quality, Efficacy, and Safety of Products Including Pharmaceuticals and Medical Devices (Act No. 145 of August 10, 1960, as amended) (the “APMD”) has been enacted to secure the quality, efficacy, and safety of pharmaceuticals and medical devices, to provide the control required for preventing the occurrence or spread of hazards to public health and hygiene caused by the use of such pharmaceuticals and medical devices, to take measures against designated substances, and to improve public health and hygiene by taking necessary measures for the promotion of research and development of pharmaceuticals and medical devices which are especially important for medical practice.

As provided in Article 2 of the APMD, the term “pharmaceuticals” as used in the APMD refers to:

(i)	items listed in the Japanese pharmacopoeia;

(ii)	items (other than quasi-drugs and regenerative medicine products) intended for use in the diagnosis, treatment, or prevention of disease in humans or animals, excluding medical appliances or instruments, etc.; and

(iii)	items (other than quasi-drugs, cosmetics, and regenerative medicine products) intended to affect the structure and functions of a human or animal body and which are not medical appliances or instruments, etc.

Article 24 of the APMD stipulates that no person other than one who has obtained license for establishing a pharmacy or selling pharmaceuticals shall be engaged in the business of selling, providing, or storing or exhibiting pharmaceuticals for the purpose of the sale or provision thereof. The license for selling pharmaceuticals shall be renewed every six years or otherwise expires. We have duly obtained and maintained such licenses for each of our directly-operated physical stores which sell pharmaceuticals in Japan.

In Hong Kong, the Pharmacy and Poisons Ordinance (Cap. 138) requires the retail sale of pharmaceuticals to be conducted by authorized sellers of poisons at licensed premises under the supervision of registered pharmacists. We have duly obtained and maintained the relevant authorizations and licenses for each of our directly-operated physical stores which sell pharmaceuticals in Hong Kong. We are also subject to the Food and Drugs (Composition and Labelling) Regulations (Cap. 132W) and Undesirable Medical Advertisements Ordinance (Cap. 231), which regulate the composition, advertising, and labelling of pre-packaged food and drugs sold by us. We comply with these regulations.

Regulations regarding Dealers of Secondhand Articles

The Secondhand Articles Dealer Act (Act No. 108 of May 28, 1949, as amended) regulates the dealing of secondhand articles in Japan, aiming to prevent theft and other crimes and to immediately recover damage caused by theft, etc. The act regulates secondhand article business, as defined in Article 2.2, such as purchase, sale, or exchange of secondhand articles, excluding any businesses which only conduct selling of secondhand articles or repurchasing of goods from the buyer.

According to Article 3 of this act, secondhand article dealers are required to obtain permission from the relevant authority of each region where place(s) of business is/are located. The permission remains in effect until it is revoked by or surrendered to the relevant authority. This permission must be obtained for each store, but permissions for two or more stores can be applied by one application. We do not deal with secondhand articles and it is not necessary for us to obtain and maintain this permission; but we have nevertheless obtained and maintained such permission.

Regulations for Liquor Retailing

Our shops sell liquor in Japan and Hong Kong, and we are subject to laws and regulations for liquor retailing.

In Japan, the Liquor Tax Act (Act No.6 of February 28, 1953, as amended) imposes tax on liquor and stipulates tax thresholds and tax rates according to types of liquor, etc. In order to operate business of selling liquor, the operator shall, pursuant to Article 9 of this act, obtain license for selling liquor. The license remains in effect until it is revoked by the relevant governmental authority. We have duly obtained and maintain such licenses for each of our directly-operated physical stores which sell liquor in Japan. We are prohibited from selling liquor to minors (under 20 years old) under Minor Drinking Prohibition Act (Act No. 20 of March 30, 1922, as amended), and must check the ID of customers if they appear to be under 20 years old.

In Hong Kong, we do not require a license for the retail sale of liquor for off-premises consumption. However, the Dutiable Commodities (Liquor) Regulations (Cap. 109B) prohibits the supply or sale of beverages containing more than 1.2% ethyl alcohol by volume to a minor in the course of business, and requires premises supplying or selling such liquor to display appropriate signage at a prominent location. We comply with these regulations.

Regulations for Operating Tax-free Shops

We are subject to laws and regulations regarding the operation of tax-free shops in Japan.

The Consumption Tax Act (Act No.108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Under the Consumption Tax Act, each shop may sell goods to non-residents who intend to export such goods, if such shop obtains a permission from the relevant tax authority. Each of our directly-operated physical stores in Japan has duly obtained and maintained such permission.

Regulations for Cross-Border E-Commerce in China

We are subject to laws and regulations regarding cross-border e-commerce in China. According to the E-Commerce Law of the PRC, the Notice on Improving the Relevant Work on the Administration of Cross-border E-commerce Retail Imports, the Announcement on Regulatory Matters Relating to Cross-border E-commerce Retail Imports and Exports, and other relevant PRC laws and regulations, we are deemed a cross-border e-commerce enterprise. As a result, we are required to assume the responsibilities regarding product quality and safety, and responsibilities relating to the protection of consumer rights, including but not limited to product information disclosure, product return services, a recall system for substandard or defective products, and compensation for infringement of consumer rights for product liability. These regulations further require us to entrust a Chinese enterprise with the relevant registration with the PRC customs and timely and truthful customs declarations, which Chinese enterprise is required to accept supervision by relevant authorities and bear joint and several civil liability with us. We have entrusted such Chinese enterprise and, to our knowledge, as of the date of this annual report, we and such Chinese enterprise have complied with such requirements.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income.

Revenue

Our net revenue is derived primarily from retail and wholesale of Japanese beauty and health products, as well as sundry products and other products. We have experienced rapid growth since our inception, resulting from our focus on maintaining the quality of our products and customer services. Growth of our revenue is primarily driven by expanding our distribution network, both in Japan and overseas. Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotional and competitive activities, and spending habits of our customers. Our product offerings across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from our existing customers to our physical and online stores.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of primarily of the costs of merchandise products. Supplies and prices of our merchandise products can be affected by a variety of factors, including seasonal fluctuations, demand, politics, and economic conditions. We may not be able to increase prices to cover increased costs due to an increase in the prices of merchandise products from our suppliers, which would have an adverse effect on our operating results and profitability. In order to negotiate more favorable prices on merchandise products, we work closely with our top suppliers, especially cosmetics and pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a cosmetics or pharmaceutical company is generally 5% to 8% lower than that from a distributor. Cosmetics and pharmaceutical companies in Japan typically do not limit the number of distributors that may directly source from them or impose requirements, such as those for volume or geographic areas, on these distributors. As a result, we aim to directly source from major cosmetics and pharmaceutical companies so as to get lower prices. We also seek to cooperate with other distributors who directly source from cosmetics and pharmaceutical companies that do not have an established relationship with us. We believe our cooperation with these distributors allows us to expand our product offerings and procure products manufactured by cosmetics and pharmaceutical companies without an established relationship with us.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by prices of our products, product mix, availability, and discounts offered, as some products generally provide higher gross margins, and by our merchandise costs, which may vary. We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account of our overall pricing strategy for different categories. We typically evaluate the profitability of our products every three months.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll and employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation.

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made investments in talent acquisition and infrastructure over the past years which have resulted in higher operating expenses. Our operating expenses are expected to continue increasing in the future as we invest to open new stores both in Japan and overseas, expend our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. We also expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes financial expenses, interest expenses, other income, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the fiscal years ended March 31,		Variance
	2022	2021	Amount	%
REVENUE	$228,436,696	$221,514,742	$6,921,954	3.1%

OPERATING EXPENSES
Merchandise costs	189,382,124	181,559,939	7,822,185	4.3%
Selling, general, and administrative expenses	32,674,100	29,297,682	3,376,418	11.5%
Total operating expenses	222,056,224	210,857,621	11,198,603	5.3%

INCOME FROM OPERATIONS	6,380,472	10,657,121	(4,276,649)	(40.1)%

OTHER INCOME (EXPENSES)
Interest expenses, net	(2,691,481)	(1,953,490)	(737,991)	37.8%
Other income, net	735,359	364,656	370,703	101.7%
Gain (loss) from foreign currency exchange	804,311	(209,396)	1,013,707	(484.1)%
Change in fair value of purchase option	369,404	-	369,404	100.0%
Loss from equity method investment	(145,828)	(29,242)	(116,586)	398.7%
Total other expenses, net	(928,235)	(1,827,472)	899,237	(49.2)%

INCOME BEFORE INCOME TAX PROVISION	5,452,237	8,829,649	(3,377,412)	(38.3)%

INCOME TAX PROVISION	2,179,668	3,307,048	(1,127,380)	(34.1)%

NET INCOME	$3,272,569	$5,522,601	$(2,250,032)	(40.7)%

Revenue

Prior to the acquisition of Tokyo Lifestyle Limited, we generated revenue primarily from: (i) 11 directly-operated physical stores in Japan, (ii) 25 online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, and (iii) eight franchise stores in the U.S., four franchise stores in Canada, five franchise stores in Hong Kong, one franchise store in the U.K., and approximately 151 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Our total revenue increased by $6,921,954, or 3.1%, from $221,514,742 for the fiscal year ended March 31, 2021 to $228,436,696 for the fiscal year ended March 31, 2022. The increase in our revenue was primarily due to increased revenue from online stores, franchise stores, and wholesale customers, which was partially offset by the decrease in revenue from directly-operated physical stores.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively:

	For the fiscal years ended March 31,				Variance
	2022	%	2021	%	Amount	%
Directly-operated physical stores	$10,836,229	4.8%	$29,502,329	13.3%	$(18,666,100)	(63.3)%
Online stores	121,164,347	53.0%	111,435,341	50.3%	9,729,006	8.7%
Franchise stores and wholesale customers	96,436,120	42.2%	80,577,072	36.4%	15,859,048	19.7%
Total Revenue	$228,436,696	100.0%	$221,514,742	100.0%	$6,921,954	3.1%

Our directly-operated physical stores sales accounted for 4.8% and 13.3% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from directly-operated physical stores decreased by $18,666,100, or 63.3%, from $29,502,329 for the fiscal year ended March 31, 2021 to $10,836,229 for the fiscal year ended March 31, 2022. The decrease in revenue from directly-operated physical stores was mainly attributable to the state of emergency called by the Japanese government in April 2021 because of the COVID-19 pandemic. Due to this state of emergency, almost all of our physical stores were temporarily closed during the period between late April 2021 and the end of May 2021. After our physical stores resumed their business in June 2021, most of our physical stores were still closed on Saturdays or Sundays, and the opening hours were reduced by two to four hours to eight to nine hours every day. From July onwards, most of our physical stores resumed their normal business with only reduced working hours by one to three hours every day; however, due to the restriction imposed by the local government and a lack of international tourists, our business was still negatively affected. Hence, our revenue from directly-operated physical stores decreased significantly during the fiscal year ended March 31, 2022.

Our online stores sales, through our websites and various e-commerce marketplaces, accounted for 53.0% and 50.3% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from online stores increased by $9,729,006, or 8.7%, from $111,435,341 for the fiscal year ended March 31, 2021 to $121,164,347 for the fiscal year ended March 31, 2022. Due to the growing popularity of the online shopping, the e-commence industry has been growing rapidly in recent years. In order to seize the opportunities, we expanded our online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces in overseas regions as well as improving the efficiency of our supply chain and storage and inventory management. In order to reduce our operating expenses and credit risk, we outsourced the entire operations of some of our online stores to third-party companies, and sold products to these third-party companies instead of to individual customers. Our revenue from overseas online sales increased during the first three quarters of the fiscal year ended March 31, 2022; however, it deceased during the last quarter of the fiscal year ended March 31, 2022, due to the resurgence of COVID-19 in China. During the last quarter of the fiscal year, shipments and customer clearance for overseas exports and imports were delayed due to a shipping container shortage and the stricter border control protocols, and our online sales in China were significantly constrained due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in many provinces across China. Therefore, our revenue from overseas online sales increased by $11,750,549 during the fiscal year ended March 31, 2022, as compared to the same period last year. The increase was partially offset by the decreased revenue from Japanese domestic online sales of $2,021,544, which was mainly due to the closing of three unprofitable domestic online stores. Hence, our revenue from online stores only increased by 8.7% during the fiscal year ended March 31, 2022, as compared to last year.

Our franchise stores and wholesale customers sales accounted for 42.2% and 36.4% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from franchise stores and wholesale customers increased by $15,859,048, or 19.7%, from $80,577,072 for the fiscal year ended March 31, 2021 to $96,436,120 for the fiscal year ended March 31, 2022. With the improvement of our supply chain and storage and logistic capacity, we added five new franchise stores and our sales to overseas wholesale customers on a per customer basis increased during the fiscal year ended March 31, 2022. Although our overseas franchise stores and wholesale customers sales during the last quarter of the fiscal year ended March 31, 2022 declined due to the shipping container shortage caused by the COVID-19 pandemic and soaring shipping charges, our sales to overseas franchise stores and wholesale customers during the fiscal year ended March 31, 2022 increased by $16,203,599 as compared to last year. The increase was partially offset by a slight decrease of $344,551 in our Japanese domestic wholesale.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2022 and 2021, respectively:

Our overall cost of revenue increased by $7,822,185, or 4.3%, from $181,559,939 for the fiscal year ended March 31, 2021 to $189,382,124 for the fiscal year ended March 31, 2022. The increase in our cost of revenue was primarily due to increased cost of revenue from online stores and franchise stores and wholesale customers, which was partially offset by the decrease in cost of revenue from directly-operated physical stores.

	For the fiscal years ended March 31,				Variance
	2022	%	2021	%	Amount	%
Directly-operated physical stores	$9,596,336	5.1%	$24,608,915	13.6%	$(15,012,579)	(61.0)%
Online stores	98,328,079	51.9%	88,899,645	49.0%	9,428,434	10.6%
Franchise stores and wholesale customers	81,457,709	43.0%	68,051,379	37.4%	13,406,330	19.7%
Total Cost of Revenue	$189,382,124	100.0%	$181,559,939	100.0%	$7,822,185	4.3%

Cost of revenue from directly-operated physical stores decreased by $15,012,579, or 61.0%, from $24,608,915 for the fiscal year ended March 31, 2021 to $9,596,336 for the fiscal year ended March 31, 2022. The percentage decrease in cost of revenue was less than the percentage in revenue, as discussed in greater details below.

Cost of revenue from online stores increased by $9,428,434, or 10.6%, from $88,899,645 for the fiscal year ended March 31, 2021 to $98,328,079 for the fiscal year ended March 31, 2022. The percentage increase in cost of revenue was more than the percentage increase in revenue, as discussed in greater details below.

Cost of revenue from franchise stores and wholesale customers increased by $13,406,330, or 19.7%, from $68,051,379 for the fiscal year ended March 31, 2021 to $81,457,709 for the fiscal year ended March 31, 2022. The percentage decrease in cost of revenue was largely in line with the percentage decrease in revenue.

Gross Profit and Gross Margin

Our gross profit decreased slightly by $900,231 or 2.3%, from $39,954,803 for the fiscal year ended March 31, 2021 to $39,054,572 for the fiscal year ended March 31, 2022. The decrease was mainly attributable to the decreased gross profit from directly-operated physical stores, which was partially offset by the increased gross profit from online stores and franchise stores and wholesale customers. Our overall gross margin, decreased slightly by 0.9 percentage points from 18.0% for the fiscal year ended March 31, 2021 to 17.1% for the fiscal year ended March 31, 2022. The decrease was primarily due to increased promotion activities and price discounts.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2022 and 2021, respectively:

	For the fiscal years ended March 31,				Variance
	2022	Margin %	2021	Margin %	Amount	%
Directly-operated physical stores	$1,239,893	11.4%	$4,893,414	16.6%	$(3,653,521)	(74.7)%
Online stores	22,836,268	18.8%	22,535,696	20.2%	300,572	1.3%
Franchise stores and wholesale customers	14,978,411	15.5%	12,525,693	15.5%	2,452,718	19.6%
Total Gross Margin and Margin %	$39,054,572	17.1%	$39,954,803	18.0%	$(900,231)	(2.3)%

The gross profit of directly-operated physical stores decreased by $3,653,521, or 74.7%, from $4,893,414 for the fiscal year ended March 31, 2021 to $1,239,893 for the fiscal year ended March 31, 2022, which was mainly due to the decrease in revenue. The gross margin from directly-operated physical stores decreased by 5.2 percentage points from 16.6% for the fiscal year ended March 31, 2021 to 11.4% for the fiscal year ended March 31, 2022. The decrease in gross profit margin was mainly attributable to increased promotion activities and price discounts given to our customers, so that we could attract more customers to visit our physical stores during the fiscal year ended March 31, 2022, when the number of customer visits was adversely affected by the COVID-19 pandemic.

The gross profit of online stores increased slightly by $300,572, or 1.3%, from $22,535,696 for the fiscal year ended March 31, 2021 to $22,836,268 for the fiscal year ended March 31, 2022, which was in line with the increase in revenue from online stores. The gross margin from online stores remained relatively stable with a slight decreased by 1.4 percentage points from 20.2% for the fiscal year ended March 31, 2021 to 18.8% for the fiscal year ended March 31, 2022.

The gross profit of franchise stores and wholesale customers increased by $2,452,718, or 19.6%, from $12,525,693 for the fiscal year ended March 31, 2021 to $14,978,411 for the fiscal year ended March 31, 2022, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained stable with 15.5% for both the fiscal year ended March 31, 2021 and 2022.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 14.2% and 13.2% of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively.

	For the fiscal years ended March 31,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%

Shipping expense	$13,481,536	41.3%	$10,977,723	37.5%	$2,503,813	22.8%
Payroll, employee benefit expenses, and bonus expenses	4,803,545	14.7%	4,166,800	14.2%	636,745	15.3%
Professional service fees	1,225,349	3.8%	448,527	1.6%	776,822	173.2%
Transaction commission	6,186,567	18.9%	6,035,202	20.5%	151,365	2.5%
Promotion and advertising expenses	3,112,872	9.5%	3,680,768	12.6%	(567,896)	(15.4)%
Other expenses	3,864,231	11.8%	3,988,662	13.6%	(124,431)	(3.1)%
Total operating expenses	$32,674,100	100.0%	$29,297,682	100.0%	$3,376,418	11.5%

Operating expenses increased by $3,376,418, or 11.5%, from $29,297,682 for the fiscal year ended March 31, 2021 to $32,674,100 for the fiscal year ended March 31, 2022. The increase in operating expenses was primarily attributable to the following factors:

(1)	an increase in shipping expenses by $2,503,813, or 22.8%, from $10,977,723 for the fiscal year ended March 31, 2021 to $13,481,536 for the fiscal year ended March 31, 2022. The increase was mainly due to the increased sales from online stores, franchise stores, and wholesale customers. However, the percentage increase in shipping expenses was more than the percentage increase in revenue due to increased shipping rate charged by shipping companies during the fiscal year ended March 31, 2022;

(2)	an increase in payroll, employee benefit expenses, and bonus expenses by $636,745, or 15.3%, from $4,166,800 for the fiscal year ended March 31, 2021 to $4,803,545 for the fiscal year ended March 31, 2022, which was mainly due to salary increments and increased employee benefit, performance bonus, and retirement pension expenses during the fiscal year ended March 31, 2022, which was in line with the increased revenue;

(3)	an increase in consulting and professional service fees by $776,822, or 173.2%, from $448,527 for the fiscal year ended March 31, 2021 to $1,225,349 for the fiscal year ended March 31, 2022. The increase was due to increased professional fees for legal, audit, and advisory services as we became a public company upon the completion of the IPO;

(4)	an increase in transaction commission paid to third-party e-commerce marketplace operators by $151,365, or 2.5%, from $6,035,202 for the fiscal year ended March 31, 2021 to $6,186,567 for the fiscal year ended March 31, 2022. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The increase was due to the increase in our online sales. However, the percentage increase in transaction commission was less than the percentage increase in online sales, because we outsourced the entire operations of some of our online stores to third-party companies, and we did not need to pay transaction commission for the products we sold to these third-parties; and

(5)	a decrease in promotion and advertising expenses by $567,896, or 15.4%, from $3,680,768 for the fiscal year ended March 31, 2021 to $3,112,872 for the fiscal year ended March 31, 2022. The decrease was mainly due to decreased promotion expenses by $842,229 in our physical stores, as the business of our physical stores was significant impact by the COVID-19 pandemic. The increase was partially offset by increased advertising expenses by $274,333, as we spent more on advertising activities to enhance our brand awareness and attract more customers. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Facebook, Instagram, and TikTok to promote both our physical stores and online stores.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by $737,991, or 37.8%, from $1,953,490 for the fiscal year ended March 31, 2021 to $2,691,481 for the fiscal year ended March 31, 2022. The increase was mainly due an increase in interest expenses at interest rate by $445,992, which resulted from an increased weighted average loan balance from $69.2 million during the fiscal year ended March 31, 2021 to $76.1 million during the fiscal year ended March 31, 2022, as well as the increased weighted average interest rate from 0.97% during the fiscal year ended March 31, 2021 to 1.51% during the fiscal year ended March 31, 2022, as we borrowed more long-term loans with higher annual interests rate during the fiscal year ended March 31, 2022. Meanwhile, the amortized loan service costs in relation to our syndicated loans and other borrowings increased by $120,190. The increase was also due to a decrease in interest income by $171,809 during the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2021, the interest income was mainly derived from a loan agreement we entered with Tokyo Lifestyle Limited to advance ¥400 million as its working capital for three years with a fixed annual interest rate of 2.5%. Since the loan was fully collected back in September 2020, no interest income was earned during the fiscal year ended March 31, 2022.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by $370,703, or 101.7%, from $364,656 for the fiscal year ended March 31, 2021 to $735,359 for the fiscal year ended March 31, 2022. The increase was mainly due to an increase in other income, such as increased receipt of government subsidies as the financial support during the COVID-19 pandemic, as well as an increase in royalty fees collected from our franchisees during the fiscal year ended March 31, 2022.

Gain (Loss) from Foreign Currency Exchange

Gain from foreign currency exchange was $804,311 for the fiscal year ended March 31, 2022 as compared to a loss from foreign currency exchange of $209,396 for the fiscal year ended March 31, 2021. The increase in the gain from foreign currency exchange was due to the significant fluctuations of foreign exchange rate during the fiscal year ended March 31, 2022.

Change in Fair Value of Representative’s Warrants Liability

In connection with our IPO, we agreed to issue warrants to a representative of several underwriters on January 13, 2022, which was classified as liability at its fair value and adjust the warrant to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of income and comprehensive loss. Change in fair value of representative’s warrants liability was amounted to $369,404 during the fiscal year ended March 31, 2022.

Loss from Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We own 40% of Palpito and the registered capital was fully injected on December 31, 2020. Other loss from equity method investment increased by $116,586, or 398.7%, from $29,242 for the fiscal year ended March 31, 2021 to $145,828 for the fiscal year ended March 31, 2022. The increase was due to the increase net loss generated by Palpito during the fiscal year ended March 31, 2020 as compared to the same period last year.

Provision for Income Taxes

Our provision for income taxes was $2,179,668 and $3,307,048 for the fiscal years ended March 31, 2022 and 2021, respectively. Our provision for income taxes decreased by $1,127,380. The decrease in provision for income taxes was mainly due to the decreased taxable income for the fiscal year ended March 31, 2022.

Net Income

As a result of the foregoing, we reported a net income of $3,272,569 for the fiscal year ended March 31, 2022 as compared to a net income of $5,522,601 for the fiscal year ended March 31, 2021.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2021 and 2020

The following table summarizes the results of our operations during the fiscal years ended March 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the fiscal years ended March 31,		Variance
	2021	2020	Amount	%
REVENUE	$221,514,742	$139,573,958	$81,940,784	58.7%

OPERATING EXPENSES
Merchandise costs	181,559,939	112,088,049	69,471,890	62.0%
Selling, general, and administrative expenses	29,297,682	18,076,688	11,220,994	62.1%
Total operating expenses	210,857,621	130,164,737	80,692,884	62.0%

INCOME FROM OPERATIONS	10,657,121	9,409,221	1,247,900	13.3%

OTHER INCOME (EXPENSES)
Interest expenses, net	(1,953,490)	(1,888,018)	(65,472)	3.5%
Other income, net	364,656	292,103	72,553	24.8%
Loss from foreign currency exchange	(209,396)	(266,683)	57,287	(21.5)%
Loss from equity method investment	(29,242)	-	(29,242)	100.0%
Total other expenses, net	(1,827,472)	(1,862,598)	35,126	(1.9)%

INCOME BEFORE INCOME TAX PROVISION	8,829,649	7,546,623	1,283,026	17.0%

INCOME TAX PROVISION	3,307,048	2,655,786	651,262	24.5%

NET INCOME	$5,522,601	$4,890,837	$631,764	12.9%

Revenue

During the fiscal year ended March 31, 2021, we generated revenue from: (i) 10 directly-operated physical stores in Japan, (ii) 21 online stores through our websites and various e-commerce marketplaces in Japan and China, and (iii) sales to nine franchise stores in the U.S., six franchise stores in Canada, one franchise store in Hong Kong, and approximately 103 wholesale customers in Japan and other countries including China, the U.S., and Canada.

Our total revenue increased by $81,940,784, or 58.7%, from $139,573,958 for the fiscal year ended March 31, 2020 to $221,514,742 for the fiscal year ended March 31, 2021. The increase in our revenue was primarily due to increased revenue from online stores, franchise stores, and wholesale customers, which was partially offset by the decrease in revenue from directly-operated physical stores.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2021 and 2020, respectively:

	For the fiscal years ended March 31,				Variance
	2021	%	2020	%	Amount	%
Directly-operated physical stores	$29,502,329	13.3%	$45,824,603	32.8%	$(16,322,274)	(35.6)%
Online stores	111,435,341	50.3%	50,464,251	36.2%	60,971,090	120.8%
Franchise stores and wholesale customers	80,577,072	36.4%	43,285,104	31.0%	37,291,968	86.2%
Total Revenue	$221,514,742	100.0%	$139,573,958	100.0%	$81,940,784	58.7%

Our directly-operated physical stores sales accounted for 13.3% and 32.8% of our total revenue for the fiscal years ended March 31, 2021 and 2020, respectively. Revenue from directly-operated physical stores decreased by $16,322,274, or 35.6%, from $45,824,603 for the fiscal year ended March 31, 2020 to $29,502,329 for the fiscal year ended March 31, 2021. The decrease in revenue from directly-operated physical stores was mainly attributable to the impact of the COVID-19 pandemic during the fiscal year ended March 31, 2021, as we saw a significant decrease in the number of international tourists in Japan due to global travel restrictions, as well as a decrease in customer traffic from Japanese domestic customers.

Our online stores sales, through our websites and various e-commerce marketplaces, accounted for 50.3% and 36.2% of our total revenue for the fiscal years ended March 31, 2021 and 2020, respectively. Revenue from online stores increased by $60,971,090, or 120.8%, from $50,464,251 for the fiscal year ended March 31, 2020 to $111,435,341 for the fiscal year ended March 31, 2021. Due to the growing popularity of the online shopping, the e-commence industry has been growing rapidly in recent years. In addition, due to the travel restrictions caused by the COVID-19 pandemic during the fiscal year ended March 31, 2021, online shopping has become more popular as it is safer and more convenient for our customers. In order to seize the opportunities, we expanded our online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces both in Japan and overseas regions as well as improving the efficiency of our supply chain and storage and inventory management. In order to reduce our operating expenses and credit risk, we outsourced the entire operations of some of our online stores to third-party companies, and sold products to these third-party companies instead of to individual customers. During the fiscal year ended March 31, 2021, revenue from Japanese domestic online sales increased by $4,619,668 and revenue from overseas online sales, which was mainly from the China market, increased by $56,351,422. The increase in overseas sales was in line with the fast-growing purchasing power of the Chinese consumers, and the increasing popularity of high-quality Japanese products among Chinese consumers.

Our franchise stores and wholesale customers sales accounted for 36.4% and 31.0% of our total revenue for the fiscal years ended March 31, 2021 and 2020, respectively. Revenue from franchise stores and wholesale customers increased by $37,291,968, or 86.2%, from $43,285,104 for the fiscal year ended March 31, 2020 to $80,577,072 for the fiscal year ended March 31, 2021. The increase was mainly due to the increased sales to overseas franchise stores and wholesale customers amounting to $38,451,537, offset by a slight decrease of $1,159,569 in our Japanese domestic wholesale. With the improvement of our supply chain and storage and logistic capacity, we added a new franchise store and increased our sales to overseas wholesale customers on a per customer basis during the fiscal year ended March 31, 2021. Meanwhile, our Japanese domestic wholesales decreased slightly during the fiscal year ended March 31, 2021 due to the impact of the COVID-19 pandemic.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2021 and 2020, respectively:

Our overall cost of revenue increased by $69,471,890, or 62.0%, from $112,088,049 for the fiscal year ended March 31, 2020 to $181,559,939 for the fiscal year ended March 31, 2021. The increase in our cost of revenue was primarily due to increased cost of revenue from online stores and franchise stores and wholesale customers, which was partially offset by the decrease in cost of revenue from directly-operated physical stores.

	For the fiscal years ended March 31,				Variance
	2021	%	2020	%	Amount	%
Directly-operated physical stores	$24,608,915	13.6%	$36,860,755	32.9%	$(12,251,840)	(33.2)%
Online stores	88,899,645	49.0%	38,336,001	34.2%	50,563,644	131.9%
Franchise stores and wholesale customers	68,051,379	37.4%	36,891,293	32.9%	31,160,086	84.5%
Total Cost of Revenue	$181,559,939	100.0%	$112,088,049	100.0%	$69,471,890	62.0%

Cost of revenue from directly-operated physical stores decreased by $12,251,840, or 33.2%, from $36,860,755 for the fiscal year ended March 31, 2020 to $24,608,915 for the fiscal year ended March 31, 2021. The percentage decrease in cost of revenue was more than the percentage decrease in revenue, as discussed in greater details below.

Cost of revenue from online stores increased by $50,563,644, or 131.9%, from $38,336,001 for the fiscal year ended March 31, 2020 to $88,899,645 for the fiscal year ended March 31, 2021. The percentage increase in cost of revenue was more than the percentage increase in revenue, as discussed in greater details below.

Cost of revenue from franchise stores and wholesale customers increased by $31,160,086, or 84.5%, from $36,891,293 for the fiscal year ended March 31, 2020 to $68,051,379 for the fiscal year ended March 31, 2021. The increase in cost of revenue was in line with the increase in revenue from franchise stores and wholesale customers.

Gross Profit and Gross Margin

Our gross profit increased by $12,468,894, or 45.4%, from $27,485,909 for the fiscal year ended March 31, 2020 to $39,954,803 for the fiscal year ended March 31, 2021. The increase was mainly attributable to the overall increase in revenue. Our overall gross margin, however, decreased slightly by 1.7 percentage points from 19.7% for the fiscal year ended March 31, 2020 to 18.0% for the fiscal year ended March 31, 2021. The decrease was primarily due to increased promotion activities and price discounts, and increased sales on lower margin products.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2021 and 2020, respectively:

	For the fiscal years ended March 31,				Variance
	2021	Margin %	2020	Margin %	Amount	%
Directly-operated physical stores	$4,893,414	16.6%	$8,963,848	19.6%	$(4,070,434)	(45.4)%
Online stores	22,535,696	20.2%	12,128,250	24.0%	10,407,446	85.8%
Franchise stores and wholesale customers	12,525,693	15.5%	6,393,811	14.8%	6,131,882	95.9%
Total Gross Margin and Margin %	$39,954,803	18.0%	$27,485,909	19.7%	$12,468,894	45.4%

The gross profit of directly-operated physical stores decreased by $4,070,434, or 45.4%, from $8,963,848 for the fiscal year ended March 31, 2020 to $4,893,414 for the fiscal year ended March 31, 2021, and the gross margin from directly-operated physical stores decreased by 3.0 percentage points from 19.6% for the fiscal year ended March 31, 2020 to 16.6% for the fiscal year ended March 31, 2021. The decrease in gross profit and gross profit margin was mainly attributable to increased promotion activities and price discounts given to our customers, so that we could attract more customers to visit our physical stores during the fiscal year ended March 31, 2021, when the number of customer visits was adversely affected by the COVID-19 pandemic. In addition, we offered more types of products at our directly-operated physical stores during the fiscal year ended March 31, 2021, and some of our popular products with increased sales, such as liquor and high-end beauty products, have relatively lower gross margin, which contributed to the decrease in gross profit and gross margin of directly-operated physical stores.

The gross profit of online stores increased by $10,407,446, or 85.8%, from $12,128,250 for the fiscal year ended March 31, 2020 to $22,535,696 for the fiscal year ended March 31, 2021, which was in line with the increase in revenue from online stores. The gross margin from online stores decreased by 3.8 percentage points from 24.0% for the fiscal year ended March 31, 2020 to 20.2% for the fiscal year ended March 31, 2021. The decrease was mainly due to (i) a 2.0% increase in operation service fees as a percentage of revenue as compared to the previous year, because of increased rates of operation service fees charged by third-party e-commerce marketplace operators. We engage third-party e-commerce marketplace operators to operate our online stores. While we are responsible for warehousing and logistics of merchandise products to our end customers, these third-party operators are in charge of the operations, including maintenance, marketing, and customer services. We paid these third-party operators service fees ranging from 3.0% to 5.0% based on our sales amount during the fiscal year ended March 31, 2021, as compared to 1.0% to 3.0% during the fiscal year ended March 31, 2020, (ii) more promotion activities and price discounts given to our customers, so that we could attract more customers to shop at our online stores, and (iii) an increase in sales of liquor and high-end beauty products, have relatively lower gross margin.

The gross profit of franchise stores and wholesale customers increased by $6,131,882, or 95.9%, from $6,393,811 for the fiscal year ended March 31, 2020 to $12,525,693 for the fiscal year ended March 31, 2021, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained relatively stable with a slight increase of 0.7 percentage points from 14.8% for the fiscal year ended March 31, 2020 to 15.5% for the fiscal year ended March 31, 2021.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 13.2% and 13.0% of our revenue for the fiscal years ended March 31, 2021 and 2020, respectively.

	For the fiscal years ended March 31,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%

Shipping expenses	$10,977,722	37.5%	$3,026,823	16.7%	$7,950,899	262.7%
Promotion and advertising expenses	3,680,768	12.6%	1,328,269	7.3%	2,352,499	177.1%
Payroll, employee benefit expenses and bonus expenses	4,166,800	14.2%	3,382,956	18.7%	783,844	23.2%
Transaction commission	6,035,202	20.5%	5,968,187	33.2%	67,015	1.1%
Lease expenses	1,805,058	6.2%	1,780,192	9.8%	24,866	1.4%
Bad debt expenses	609,418	2.1%	603,098	3.3%	6,320	1.0%
Other expenses	2,022,714	6.9%	1,987,163	11.0%	35,551	1.8%
Total operating expenses	$29,297,682	100.0%	$18,076,688	100.0%	$11,220,994	62.1%

Operating expenses increased by $11,220,994, or 62.1%, from $18,076,688 for the fiscal year ended March 31, 2020 to $29,297,682 for the fiscal year ended March 31, 2021. The increase in operating expenses was primarily attributable to the following factors:

(1)	an increase in shipping expenses by $7,950,899, or 262.7%, from $3,026,823 for the fiscal year ended March 31, 2020 to $10,977,722 for the fiscal year ended March 31, 2021. The increase was mainly due to the increased sales from online stores, franchise stores and wholesale customers, as well as a significant increase in shipping expenses charged by shipping companies due to the COVID-19 pandemic during the fiscal year ended March 31, 2021;

(2)	an increase in promotion and advertising expenses by $2,352,499, or 177.1%, from $1,328,269 for the fiscal year ended March 31, 2020 to $3,680,768 for the fiscal year ended March 31, 2021, due to increased promotion and advertising activities to enhance our brand awareness and attract more customers. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Instagram, and TikTok to promote both our physical stores and online stores;

(3)	an increase in payroll, employee benefit expenses, and bonus expenses by $783,844, or 23.2%, from $3,382,956 for the fiscal year ended March 31, 2020 to $4,166,800 for the fiscal year ended March 31, 2021, which was mainly due to salary increments and increased performance bonus payments during the fiscal year ended March 31, 2020 which was in line with the increased revenue;

(4)	a slight increase in transaction commission paid to third-party e-commerce marketplace operators by $67,015, or 1.1%, from $5,968,187 for the fiscal year ended March 31, 2020 to $6,035,202 for the fiscal year ended March 31, 2021. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. Although our online sales increased significantly during the fiscal year ended March 31, 2021, transaction commission remained relatively stable, because we outsourced the entire operations of some of our online stores to third-party companies, and we do not need to pay transaction commission for the products we sold to these third-parties;

(5)	a slight increase in lease expenses for our directly-operated physical stores and distribution center related equipment by $24,866, or 1.4%, from $1,780,192 for the fiscal year ended March 31, 2020 to $1,805,058 for the fiscal year ended March 31, 2021. Lease expenses remained stable because we did not open any new directly-operated physical store during the fiscal year ended March 31, 2021 due to the impact of the COVID-19 pandemic; and

(6)	bad debt expenses remained stable with a slight increase of $6,320, or 1.0%, from $603,098 for the fiscal year ended March 31, 2020 to $609,418 for the fiscal year ended March 31, 2021 Other than allowance provided for doubtful accounts for our accounts receivable, we also provided an allowance for other receivables. We engaged a construction company for the design and construction of our new distribution center and made prepayment to the company during the fiscal year ended March 31, 2020. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and we requested a refund of the prepaid contract amount. In November 2020, we filed a legal case against the construction company and its investors and their representatives claiming a refund of the contract prepayment and damages. Although we are confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, we accrued a bad debt allowance amounting to 50% of the amount due from this construction company during the fiscal year ended March 31, 2020, and accrued the other 50% during the fiscal year ended March 31, 2021.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by $65,472, or 3.5%, from $1,888,018 for the fiscal year ended March 31, 2020 to $1,953,490 for the fiscal year ended March 31, 2021. The increase consisted of an increase in amortized loan service costs in relation to our syndicated loans by $385,159, partially offset by a decrease in interest expenses at interest rate by $319,687. Although our weighted average loan balance increased from $61.2 million during the fiscal year ended March 31, 2020 to $69.2 million during the fiscal year ended March 31, 2021, our interest expenses decreased. It was primarily due to the decreased weighted average interest rate from 1.46% for the fiscal year ended March 31, 2020 to 0.97% for the fiscal year ended March 31, 2021. The amortized loan service costs increased due to more syndicated loans borrowed from the banks during the fiscal year ended March 31, 2021. We had $59.1 million in weighted average syndicated loans during the fiscal year ended March 31, 2021 as compared to $48.4 million during the fiscal year ended March 31, 2020.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by $72,553, or 24.8%, from $292,103 for the fiscal year ended March 31, 2020 to $364,656 for the fiscal year ended March 31, 2021. The increase was mainly due to an increase of $211,056 in receipt of government subsidies as the financial support during the COVID-19 pandemic. The increase was partially offset by a decrease in disposal gain from property and equipment by $143,298 during the fiscal year ended March 31, 2021.

Provision for Income Taxes

Our provision for income taxes was $3,307,048 and $2,655,786 for the fiscal years ended March 31, 2021 and 2020, respectively. Our provision for income taxes increased by $651,262 and our effective income tax rate increased from 35.2% to 37.5%. The increase was mainly due to the increased taxable income for the fiscal year ended March 31, 2021, and an accumulated earnings tax imposed by the tax authority as our share capital exceeded ¥100 million in the fiscal year ended March 31, 2021.

Net Income

As a result of the foregoing, we reported a net income of $5,522,601 for the fiscal year ended March 31, 2021 as compared to a net income of $4,890,837 for the fiscal year ended March 31, 2020.

B. Liquidity and Capital Resources

On January 13, 2022, we closed our IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, was approximately $21.4 million. In connection with the IPO, the ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

As of March 31, 2022, we had $17,671,370 in cash as compared to $16,380,363 as of March 31, 2021. As of March 31, 2022, we also had approximately $34.8 million and $6.3 million accounts receivable balance due from third parties and related parties, respectively. Approximately 52.1% of the March 31, 2022 balance has been subsequently collected, and the remaining balance is expected to be fully collected by September 30, 2022. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2022, our merchandise inventories balance amounted to approximately $30.2 million, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2022, we also had approximately $40.3 million in short-term borrowings and $20.6 million in long-term borrowings outstanding. As of the date of this report, we have borrowed additional $20.5 million under the credit line of our short-term syndicated loan. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

The following table sets forth the breakdown and terms of our short-term and long-term outstanding borrowings as of March 31, 2022 and 2021:

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2022	March 31, 2021

Syndicated Loans Tranche A (1)	September 2021*	TIBOR+0.70%	$-	$58,886,548
Syndicated Loans Tranche B (2)	September 2022	TIBOR+0.70%	40,328,982	-
Tokyo Higashi Shinkin Bank (3)	June 2021 – August 2021*	1.2%	-	5,746,916
Japan Finance Corporation (4)	June 2021*	1.10%	-	26,741
MUFG Bank	May 2021*	0.35%	-	424,598
Total short-term borrowings			$40,328,982	$65,084,803

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 25, 2020, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2020, with a consortium of banks, with an aggregate credit line of ¥7.0 billion (approximately $63.2 million). As of March 31, 2021, the Company borrowed an aggregated of ¥6.6 billion (approximately $59.6 million) under the agreement, and the net outstanding balance of this loan was approximately ¥6.5 billion (approximately $58.9 million), net off the unamortized loan service cost of ¥81.7 million (approximately $0.7 million). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	On September 27, 2021, the Company entered into another one-year syndicated loan agreement, which was effective from September 30, 2021, with a consortium of banks, with an aggregate credit line of ¥7.5 billion (approximately $61.6 million). As of March 31, 2022, the Company borrowed an aggregated of ¥5.0 billion (approximately $41.0 million) under the agreement, and the net outstanding balance of this loan was approximately ¥4.9 billion (approximately $40.3 million), net off the unamortized loan service cost of ¥86.6 million ($711,018). The syndicated loan is guaranteed by Mr. Kanayama.

(3)

In connection with the Company’s bank borrowings from Tokyo Higashi Shinkin Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.8 million) as of March 31, 2021 as collateral to safeguard the loan.

On December 21, 2020, the Company entered into a construction contract with a construction company for the construction of its new distribution center in Koshigaya. The total cost of the contract was approximately ¥511.9 million (approximately $4.2 million) was fully paid in six installments by August 31, 2021. On the same day, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow ¥25.6 million (approximately $0.2 million) for eight months with a maturity date of August 31, 2021. On January 29, 2021, the Company entered into a second loan agreement with Tokyo Higashi Shinkin Bank to borrow approximately ¥128.0 million (approximately $1.1 million) for seven months with a maturity date of August 31, 2021. On March 22, 2021, the Company entered into a third loan with Tokyo Higashi Shinkin Bank to borrow approximately ¥153.6 million (approximately $1.3 million) for five months with a maturity date of August 31, 2021. On July 21, 2021, the Company entered into a fourth loan with Tokyo Higashi Shinkin Bank to borrow approximately ¥13.9 million (approximately $0.1 million) for one month with a maturity date of August 31, 2021. All loans are the capital for the construction of this distribution center and bear a fixed interest rate of 1.20%.

(4)	Guaranteed by Mr. Kanayama.

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. As of March 31, 2022 and 2021, the Company was in compliance with such covenants.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2022	March 31, 2021

Toei Shinkin Bank (1)	December 2053	1.10%	$2,233,520	$2,535,799
Japan Finance Corporation (2)	May 2022 – April 2025	0.71% - 4.25%	1,975,830	2,742,722
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,641,600	1,806,800
MUFG Bank (4)	March 2028	TIBOR (3M) + 0.8%	6,377,616	-
Messanine Solution No.4 Investment Limited Liability Union (5)	October 2026	9.0% - 10.5%	8,208,000	-
Tokyo Higashi Shinkin Bank	July 2026	2.0%	142,228	-
Total long-term borrowings			$20,578,794	$7,085,321

Current portion of long-term borrowings			$951,045	$645,570

Non-current portion of long-term borrowings			$19,627,749	$6,439,751

(1)	Guaranteed by Mr. Kanayama.

(2)	One of the loans was fully repaid upon during the year ended March 31, 2022.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.8 million) as of March 31, 2022 as collateral to safeguard the loan.

(5)	The loan bears an interest rate of 9.0% from October 13, 2021 to March 31, 2024, and 10.5% from April 1, 2024 to October 30, 2026.

As of March 31, 2022 and 2021, our working capital balance was approximately $44.8 million and $13.6 million, respectively. We believe our cash on hand, our ability to generate revenue in the future, the available bank facilities, and proceeds from our IPO will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

On July 20, 2022, we entered into the Agreement with All Seas Global Limited to acquire 100% equity interests in Tokyo Lifestyle Limited, a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Qingzhiliangpin. Pursuant to the Agreement, we agreed to acquire 100% of the equity interests in Tokyo Lifestyle Limited in consideration of the sum of ¥392,000,000 in cash (approximately US$2,805,192), subject to certain terms. The transaction contemplated by the Agreement was approved by our board of directors at a meeting on June 27, 2022, and closed on July 27, 2022. This acquisition is a critical initiative of our business strategy to boost our business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in its retail business.

Meanwhile, we plan to explore new markets while enhancing our current presence in Japan, China, the U.S., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas around Tokyo, and expect the expenses related to opening these stores to be approximately ¥350 million to ¥500 million ($2.9 million to $4.1 million); we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia, and Taiwan. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the Fiscal Years Ended March 31,
	2022	2021	2020
Net cash used in operating activities	$(12,277,663)	$(3,376,825)	$(7,649,721)
Net cash provided by (used in) investing activities	(2,882,610)	1,779,674	(3,312,757)
Net cash provided by financing activities	18,325,040	11,055,306	16,150,880
Effect of exchange rate change on cash	(1,873,760)	(607,011)	85,150
Net increase in cash	1,291,007	8,851,144	5,273,552
Cash at beginning of year	16,380,363	7,529,219	2,255,667
Cash at end of year	$17,671,370	$16,380,363	$7,529,219

Operating Activities

Net cash used in operating activities was $12,277,663 for the fiscal year ended March 31, 2022, mainly derived from a net income of $3,272,569 for the year and net changes in our operating assets and liabilities, which mainly included an increase in merchandise inventories of $6,074,870 as we increased the stockpile of inventories in anticipation of increased sales in the coming months. Prepaid expenses and other current assets increased by $6,933,131 primarily due to the increased consumption tax receivable, which was due the impact of the COVID-19 pandemic in Japan, causing the delay in refund of the consumption tax by the Japanese tax bureau. Long-term prepaid expenses and other non-current assets increased by $4,578,679, as we made prepayment for warehouse and logistics services over the period from March 1, 2022 to February 28, 2025. Meanwhile, accounts receivable due from third parties decreased by $6,218,036 which was due to the decrease revenue in the last quarter of the fiscal year ended March 31, 2022.

Net cash used in operating activities was $3,376,825 for the fiscal year ended March 31, 2021, mainly derived from a net income of $5,522,601 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $10,287,775 in line with the increase in revenue. Merchandise inventories increased by $5,344,367 and accounts payable increased by $7,818,308, as we increased the stockpile of inventories in anticipation of increased sales in the coming months.

Net cash used in operating activities was $7,649,721 for the fiscal year ended March 31, 2020, mainly derived from a net income of $4,890,837 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $10,906,764 in line with the increase in revenue. All of the March 31, 2020 balance has been subsequently collected. Merchandise inventories increased by $1,140,268, as we increased the stockpile of inventories in order to prepare in anticipation of increased sales in the coming months.

Investing Activities

Net cash used in investing activities amounted to $2,882,610 for the fiscal year ended March 31, 2022, mainly due to purchases of property and equipment in the aggregate amount of $2,815,184.

Net cash provided by investing activities amounted to $1,779,674 for the fiscal year ended March 31, 2021, mainly due to the collection of a long-term loan made to a related party of $3,773,600 and repayments from related parties of $857,582, partially offset by the purchases of property and equipment of $2,939,471.

Net cash used in investing activities amounted to $3,312,757 for the fiscal year ended March 31, 2020, including a long-term loan made to a related party of $3,680,400 and purchases of property and equipment of $3,414,703, partially offset by the repayments from related parties of $2,500,610 and proceeds from disposal of property and equipment of $1,281,736.

Financing Activities

Net cash provided by financing activities was $18,325,040 for the fiscal year ended March 31, 2022, which primarily consisted of net proceeds from our IPO of $22,102,984, proceeds from short-term borrowings of $282,176,915, and proceeds from long-term borrowings of $16,568,880, partially offset by repayments of short-term borrowings of $302,541,521.

Net cash provided by financing activities was $11,055,306 for the fiscal year ended March 31, 2021, which primarily consisted of proceeds from short-term borrowings of $424,201,158, proceeds from long-term borrowings of $2,802,275, and capital contributions of $1,446,612, partially offset by repayments of short-term borrowings of $415,796,955 and repayments of long-term borrowings of $1,511,354.

Net cash provided by financing activities was $16,150,880 for the fiscal year ended March 31, 2020, which primarily consisted of proceeds from short-term borrowings of $260,918,369, partially offset by repayments of short-term borrowings of $233,253,603 and repayments of long-term borrowings of $11,388,520.

Contractual Obligations

As of March 31, 2022, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$40,328,982	$40,328,982	$-	$-	$-	$-	$-
Long-term borrowings (2)	20,578,794	951,045	2,517,131	875,531	803,301	11,908,790	3,522,996
Operating lease payments (3)	3,511,211	1,192,469	789,724	269,381	161,412	134,477	963,748
Finance lease payments (4)	1,136,412	386,593	356,016	178,725	141,049	62,814	11,215
Total	$65,555,399	$42,859,089	$3,662,871	$1,323,637	$1,105,762	$12,106,081	$4,497,959

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities and distribution centers, which are classified as operating leases in accordance with Topic 842. As of March 31, 2022, our future lease payments totaled $3,511,211.

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of March 31, 2022, our future lease payments totaled $1,136,412.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2022 and 2021.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2021 to March 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Changes in Consumer Preferences and Discretionary Spending

Our success depends in substantial part on our ability to recognize and define product and beauty trends; anticipate, gauge, and react to changing consumer demand in a timely manner; translate market trends into appropriate, saleable product offerings in our stores in advance of our competitors; develop and maintain supplier relationships that provide us access to the newest merchandise on reasonable terms; and distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels. If we are unable to anticipate and fulfill the merchandise needs of the regions in which our products are sold, it could result in decreased demand for our products or require us to change our pricing, marketing, or promotional strategies, which could materially and adversely affect our consolidated financial results, and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, and results of operations. In addition, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. We appeal to a wide demographic consumer profile and offer a broad selection of Japanese beauty and health products. A downturn in the economy could adversely impact consumer purchases of discretionary items such as beauty and health products. Factors that could affect consumers’ willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

We believe our “晴の良品,” “東京生活館,” and other brands are well-recognized among our customers and other Japanese beauty and health product industry players such as other Japanese beauty and health product retailers in the local markets our products are sold in. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to satisfying consumer needs by further developing and maintaining the quality of our products, as well as our ability to respond to competitive pressures. We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. Therefore, brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we are unable to satisfy consumer needs or if our public image or reputation were otherwise diminished, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business transactions with our customers may decline, and our operating results and financial condition, would be materially adversely affected.

Our Ability to Maintain Good Relationship with Existing Suppliers and Develop New Suppliers

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. Any of these brands could in the future decide to scale back or end its partnership with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of such products. As we selectively increase our product offerings, we will need to work with different groups of new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. If we fail to maintain strong relationships with our existing suppliers, or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

Our Ability to Compete Successfully

The beauty and health products markets in Japan, China, Canada, and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

A Downturn in Economy

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Yoshihide Suga and the former administration of Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

COVID-19 Affecting Our Results of Operations

The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

Our total revenue increased by $6,921,954, or 3.1%, from $221,514,742 for the fiscal year ended March 31, 2021 to $228,436,696 for the fiscal year ended March 31, 2022 due to the impact of COVID-19 pandemic. Together with the increase in our operating expenses, our net income decreased from $5,522,601 during the fiscal year ended March 31, 2021 to $3,272,569 during the fiscal year ended March 31, 2022, representing a decrease of 40.7%. Please refer to “—A. Operating Results—Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021” for more detailed discussion of the impact by COVID-19 pandemic during the fiscal year ended March 31, 2022.

Based on our preliminary operating results, our revenue generated from online sales decreased significantly by approximately $19.0 million, or 56%, during the three-month period from April 2022 to June 2022, as compared to the same period in 2021, and the decrease was mainly due to the decrease in online sales revenue generated from China. Due to a resurgence of the COVID-19 pandemic in March 2022 in China, shipments and customer clearance for overseas imports were delayed due to shipping container shortage and the stricter border control protocols. Our online sales in China were significantly constrained due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China, and the situation has eased only since mid-May 2022. Meanwhile, the prolonged COVID-19 pandemic has still materially and adversely affected the business operations and operating results of our directly-operated physical stores in Japan. Our revenue generated from our directly-operated physical stores in Japan decreased by approximately $1.0 million, or 27%, during the three-month period from April 2022 to June 2022, as compared to the same period in 2021, due to the restriction imposed by the local government. In contrast, our revenue from franchise stores and wholesale customers increased by approximately $4.0 million, or 21%, during the three-month period from April 2022 to June 2022, as compared to the same period last year. Although our overseas shipments were delayed or limited due to the shipping container shortage caused by the COVID-19 pandemic and soaring shipping charges, due to the high demand of our products, we modified our business strategy by selling our products in domestic market to either domestic customers or overseas customers who made purchases in Japan and bore the overseas shipment cost by themselves. As a result, our overall revenue decreased by approximately $16.0 million, or 28%, during the three-month period from April 2022 to June 2022, as compared to the same period last year.

As of the date of this report, the daily life of the Japanese residents is largely back to its normal state. The Japanese government reopened its borders to holders of long-term visitor, business or student visas on June 1, 2022, as well as to tourists on guided tours on June 10, 2022. However, independent tourists are not yet granted entry. The COVID-19 pandemic in many other countries, including China, the United States, and Canada, is still not under control and there have been business closures and a substantial reduction in economic activity in these countries. Additionally, new strains of COVID-19 are surfacing, and the approved vaccines may not be effective on these new strains. The extent to which the COVID-19 pandemic impacts our results of operations in fiscal year 2023 will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable.

We have also taken various preventative and quarantine measures across our stores and headquarters, including conducting monthly nucleic acid tests for selective employees, monitoring our employees’ health conditions through daily temperature checks, and requiring all of our employees to wear masks and gloves throughout the day. All our customers who visit our stores are also required to wear masks and have their temperature checked.

We have taken actions to monitor liquidity during the COVID-19 pandemic. On January 13, 2022, we closed our IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $21.4 million. As of the date of this report, we have borrowed additional $20.5 million under the credit line of our short-term syndicated loan. We expect that we will be able to renew all of the existing bank loans upon maturity based on our past experience and outstanding credit history. In addition, we have closely monitored the collection of our accounts receivable due from third parties and related parties, and 52.1% of the March 31, 2022 balance has been subsequently collected, and the remaining balance is expected to the fully collect by September 20, 2022.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation and implicit interest rates of operating leases and financing leases. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. We establish general and specific allowance when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and 2021, allowance for uncollectible balances amounted to $177,793 and $483,124, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2022, 2021, and 2020, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Revenue recognition

We adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing our existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of our performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for our current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

We currently generate our revenue through retail and wholesale of Japanese beauty and health products, as well as sundry products and other products, through a multi-channel distribution network. Currently, we sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For Japanese domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, we sell goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. We generally offer a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in our physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, we did not provide any sales return allowances as of March 31, 2022 and 2021.

We enter into trademark license agreements with franchisees, under which the franchisee is granted a revocable license and non-exclusive right to use our trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $492) per franchise store and to purchase at least 75% of the products sold in store (except heavy products such as purified water) from us. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term.

We are the principal for the majority of our transactions and recognizes revenue on a gross basis. We are the principal when it has control of the merchandise before it is transferred to customers, which generally is established when we are primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In our directly-operated physical stores in Japan, customers can enroll in our rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each ¥100 spent in our directly-operated physical stores, and subsequently one membership point can be used as ¥1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. We initially account for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at our stores, we recognize revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statement of income and comprehensive income (loss). Membership point breakage was immaterial for the years ended March 31, 2022, 2021, and 2020.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

We did not have contract assets as of March 31, 2022 and 2021. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $104,663 and $186,046 as of March 31, 2022 and 2021, respectively, consist primarily of revenue for amount received in advance from our wholesale customers and unredeemed membership points. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended March 31, 2022, 2021, and 2020 that was included in the opening deferred revenue was $182,871, $531,612, and $165,479, respectively. As of March 31, 2022, the amount received in advance from wholesale customers and unredeemed membership points was $104,663. We expect to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

Disaggregation of revenue

We disaggregate our revenue by geographic areas, product categories and distribution channels, which we believe best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the years ended March 31, 2022, 2021, and 2020 is as following:

Revenue by geographic areas

The summary of our total revenue by geographic areas for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Japan domestic market	$21,786,380	$42,728,171	$55,590,347
China market	192,933,863	170,674,887	77,276,549
Other overseas markets	13,716,453	8,111,684	6,707,062
Total revenue	$228,436,696	$221,514,742	$139,573,958

Revenue by product categories

The summary of our total revenue by product categories for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Beauty products	$153,428,218	$141,111,215	$113,645,885
Health products	16,565,637	39,717,066	13,813,746
Sundry products*	50,484,777	31,599,246	8,530,111
Other products	7,958,064	9,087,215	3,584,216
Total revenue	$228,436,696	$221,514,742	$139,573,958

*	Sundry products include primarily home goods, such as bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies. It also includes spa supplies, clothing, formula milk, and diapers.

Revenue by distribution channels

The summary of our total revenue by distribution channels for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Directly-operated physical stores	$10,836,229	$29,502,329	$45,824,603
Online stores	121,164,347	111,435,341	50,464,251
Franchise stores and wholesale customers	96,436,120	80,577,072	43,285,104
Total revenue	$228,436,696	$221,514,742	$139,573,958

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended March 31, 2022, 2021, and 2020. We do not believe there was any uncertain tax provision as of March 31, 2022 and 2021.

Our operating subsidiary in Japan is subject to the income tax laws of Japan. As of March 31, 2022, the tax years ended March 31, 2016 through March 31, 2022 for us and our subsidiary remain open for statutory examination by the Japanese tax authorities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842).” This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022, and we are in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2020. We adopted this ASU on April 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors, our senior management, and corporate auditors as of the date of this annual report.

Name	Age	Position(s)
Mei Kanayama	42	Representative Director and Director (Principal Executive Officer)
Sen Uehara	41	Director
Youichiro Haga	56	Director and Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura*	56	Corporate Auditor
Tadao Iwamatsu*	47	Corporate Auditor
Junji Sato*	62	Corporate Auditor
Yoji Takenaka	58	Independent Director
Tetsuya Sato	51	Independent Director
Yukihisa Kitamura	73	Independent Director

*	Corporate auditors are not members of our board of directors.

Mr. Mei Kanayama has served as our representative director since June 2009 and a director since January 2008, and the representative director and director of Tokyo Lifestyle since October 2019. Mr. Kanayama served as the president of Hirona Co., Ltd., a telecommunications company, between May 2008 and March 2012, and as a sales manager at Yonechiku Co., Ltd., a wholesaler and retailer of frozen marine products, dried foods, and livestock products, between July 2000 and September 2007.

Mr. Sen Uehara has served as a director since March 2020. Mr. Uehara served as a department head of Yoshitsu, responsible for human resources and system, between September 2017 and February 2020. Prior to joining Yoshitsu, Mr. Uehara served as a manager at Otsuka Corporation, a provider of information services, system devices, and service and support covering implementation, education, and maintenance (OTCMKTS: OSUKF), between April 2003 and July 2017. Mr. Uehara received his bachelor’s degree in Economics from Musashi University in 2003.

Mr. Youichiro Haga has served as a director since June 2021 and a corporate officer since September 2020. Prior to joining Yoshitsu, Mr. Haga worked at MUFG Bank, Ltd. from April 1991 to August 2020, in various roles, including deputy branch manager, senior investigator, and investigator, among others. Mr. Haga received his law degree from Hitotsubashi University in 1991.

Mr. Keiichi Kimura has served as our corporate auditor since March 2020 and as a residential land and building trader of Tengo Rengan Co., Ltd since March 2019. Mr. Kimura served as a residential land and building trader of at Takuetsu Kokusai Co., Ltd. between February 2014 and February 2019 and as director of Lakelands Golf Club between December 2006 and August 2013. Mr. Kimura received his bachelor’s degree in Economics from Osaka Gakuin University in 1989 and his bachelor’s degree in Business Marketing from University of Southern Queensland in 1992.

Mr. Tadao Iwamatsu has served as our corporate auditor since June 2022. Mr. Iwamatsu served as a general manager of our Company between February 2017 and June 2022 and a store manager at Universal Drug Store Co. between February 2007 and January 2017. Mr. Iwamatsu received his bachelor’s degree in Economics from Teikyo University in 1999.

Mr. Junji Sato has served as our corporate auditor since October 2021. Mr. Sato has been an instructor in system safety management at Nagaoka University of Technology since April 2017, and lectured on product safety measures at the Ministry of Economy, Trade, and Industry of Japan, universities, and other organizations between September 2015 and March 2017. Mr. Sato served as a product development manager at Chiyoda Co., Ltd (TYO: 8185), an operator of specialty store chains, between July 2004 and August 2015 and worked at Midori International Corp., a service provider in the field of intellectual property, between April 1990 and January 2004, where he was responsible for the design and development of new products and cooperation with foreign enterprises. Mr. Sato has served as an independent director of Seihinkokusai Co., Ltd. since June 2018. Mr. Sato received his bachelor’s degree in Fine Arts from Tokyo Zokei University in 1982.

Mr. Yoji Takenaka has severed as our independent director since June 2021. Mr. Takenaka has been a lawyer at Takenaka Law Office, which he founded, since April 2005. Mr. Takenaka worked as a lawyer at Yamamoto Takayuki Law Office from April 1993 to March 2005. Mr. Takenaka received his bachelor’s degree in Politics from Waseda Univesity in 1986.

Mr. Tetsuya Sato has severed as our independent director since June 2021. Mr. Sato has served as the CFO of RSK Co., Ltd since July 2019, and served as president of WDM Co., Ltd between June 2017 and June 2019. Mr. Sato was in charge of business related to Nippon Telegraph and Telephone at Terrada Logicom Co., Ltd in Mitsubishi Corporation between January 2005 and May 2016. Mr. Sato also worked part-time at various Japanese companies, including MGB Co., Ltd where he has served as a corporate officer since April 2020, Japan Enmei Co., Ltd where he served as CFO between June 2018 and June 2019, as vice president and M&A division director between April 2018 and May 2018, and as M&A division director between September 2006 and May 2016, DDZ Co., Ltd where he served as president between July 2017 and March 2018, and Soken Beverage Co., Ltd where he served as auditor between June 2016 and May 2017. Mr. Sato received his Doctor of Business Administration degree from Josai International University in 2020.

Mr. Yukihisa Kitamura has served as our independent director since June 2021. Mr. Kitamura has worked at Josai University Educational Corporation since April 2012, and served as administrative director since November 2016, chief official at the office of the chancellor between April 2013 and November 2016, vice-president at Josai International Center for the Promotion of Art & Sciences between September 2012 and March 2013, and assistant to the chancellor between April 2012 and August 2012. Mr. Kitamura has been an advisory board member for the Terasaki Center for Japanese Studies of the University of California, Los Angeles since April 2012. Mr. Kitamura served as special senior advisor to the president of Tohoku University between April 2012 and March 2013. Prior to joining Josai University Educational Corporation, Mr. Kitamura worked in various roles in the field of higher education, including Councilor for Minister’s Secretariat at the Ministry of Education, Administration Bureau Chief at Hitotsubashi University, and Vice President of Tohoku University, among others. Mr. Kitamura received his Bachelor of Science in Literature and Science from Chiba University in 1971.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Mei Kanayama, our representative director, beneficially owns approximately 75.39% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

In accordance with the Companies Act, compensation for our directors and senior management, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our Articles of Incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or senior management is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or senior management and contribution to our performance.

For the fiscal year ended March 31, 2022, we paid an aggregate of approximately $514,460 as compensation to our directors and senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

C. Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our Articles of Incorporation, we are required to have no fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, or one or more senior managing directors, and managing directors.

Board of Directors

Our board of directors consists of six directors. Our board of directors has determined that our directors, Yoji Takenaka, Tetsuya Sato, and Yukihisa Kitamura satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Corporate Auditors

We currently have three corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Under the Companies Act and our Articles of Incorporation, we are required to have at least three but no more than 10 corporate auditors. Corporate auditors are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of us or our subsidiary.

The function of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our Articles of Incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our Articles of Incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our Articles of Incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

In addition to our corporate auditors, we must, on or prior to listing of the ADSs, appoint accounting auditors (kaikei kansa-nin) from independent certified public accountants in Japan. The accounting auditors have the statutory duties of examining the financial statements to be submitted by directors at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and corporate auditors. The accounting auditors also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. We have appointed ShineWing Japan LLC as our accounting auditor.

Limitation of Liability of Directors and Corporate Auditors

Under the Companies Act and our Articles of Incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our Articles of Incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than ¥1 million or an amount stipulated in laws and regulations. We maintain directors and officers liability insurance for our directors and senior management.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and senior management;

●	all directors and senior management as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 36,250,054 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, senior management, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Mei Kanayama(2)	27,327,300	75.39%
Sen Uehara	—	—
Youichiro Haga	—	—
Keiichi Kimura	—	—
Xu Wang	—	—
Junji Sato	—	—
Yoji Takenaka	—	—
Tetsuya Sato	—	—
Yukihisa Kitamura	—	—

All directors and senior management as a group (nine individuals):	27,327,300	75.39%

5% Shareholders:
Tokushin G.K.(3)	16,838,350	46.45%
Yingjia Yang	2,672,754	7.37%
Grand Elec-Tech Limited(4)	2,672,754	7.37%

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

(2)	Represents (i) 7,216,436 Ordinary Shares held personally, (ii) 16,838,350 Ordinary Shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, (iii) 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, and (iv) 600,054 Ordinary Shares held by a minority shareholder. Grand Elec-Tech Limited and the minority shareholder have delegated to Mr. Kanayama all authority to exercise the voting rights of their Ordinary Shares.

(3)	The number of Ordinary Shares beneficially owned prior to this offering represents 16,838,350 Ordinary Shares held by Tokushin G. K. The registered address of Tokushin G. K. is #4810, 2-3-30 Harumi, Chuo-ku, Tokyo, Japan.

(4)	The number of Ordinary Shares beneficially owned prior to this offering represents 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, a British Virgin Islands company, which is 100% owned by Zhiyong Chen. The registered address of Grand Elec-Tech Limited is Wickhams Cay 1I, Road Town, Tortola, British Virgin Islands.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, approximately 17.24% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the last three years, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director and director
Tokyo Lifestyle Limited	An entity previously controlled by Mr. Kanayama*
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a corporate auditor
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife
Qingzhiliangpin	A subsidiary of YST (HK) Limited before October 2021, which became a subsidiary of Tokyo Lifestyle Limited in October 2021
Palpito	Our equity investment entity

*	We acquired 100% of the equity interests in Tokyo Lifestyle Limited in July 2022.

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Tokyo Lifestyle Limited	$6,305,332	$3,496,659
Seihinkokusai	345	2,411
Shintai Co., Ltd.	250	-
Subtotal	6,305,927	3,499,070
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$6,305,927	$3,499,070

We typically grant our related parties a credit term of 90 days. Due to the COVID-19 pandemic, we extended the credit term to no more than six months, which is the same with credit terms given to our other customers. Approximately 32.1% of the accounts receivable due from related parties outstanding as of March 31, 2022 balance has been subsequently collected, and the remaining balance is expected to be fully collected by September 30, 2022.

b.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Palpito	$1,717	$-
Seihinkokusai(1)	691,278	632,380
Total due from related parties	$692,995	$632,380

(1)	The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($410,400) as a rental security deposit to this related party. The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($114,912) as a rental security deposit to this related party. In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($164,160) as an operating security deposit to Seihinkokusai; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the years ended March 31, 2022 and 2021. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing. The amount due from Seihinkokusai will be collected back when the agreement expires or is terminated.

We recorded these amounts as due from related parties in our consolidated financial statements. Such advances are non-interest bearing and due upon demand.

c.	Accounts payable - related parties

Related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Seihinkokusai	$34,043	$46,750
Palpito	98,004	8,504
Qingzhiliangpin	-	7,757
Total accounts payable - related parties	$132,047	$63,011

These accounts payable to related parties were related to products we purchased from these related parties. See “—Purchase from Related Parties” for more information.

d.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Mr. Mei Kanayama(1)	$29,921	$13,924
YST (HK) Limited(2)	-	69,159
Qingzhiliangpin(3)	-	152,691
Seihinkokusai(4)	23,444	-
Total due to related parties	$53,365	$235,774

(1)	Our due to Mr. Kanayama was for the reimbursement of his business travel and entertainment. As of May 31, 2022, the amount due to Mr. Kanayama had been fully repaid.

(2)	Our due to YST (HK) Limited was for operation service fees YST (HK) Limited paid on our behalf. On January 4, 2021, we entered into an agency payment agreement with YST (HK) Limited and YST (HK) Limited became our representative that pays all our operation service fees to our third-party operators in China, which fees we subsequently repay YST (HK) Limited. As of April 12, 2021, the amount due to YST (HK) Limited had been fully repaid.

(3)	Our due to Qingzhiliangpin was for service fees payable, as we engaged Qingzhiliangpin to liaise with our business partners in China, such as advertisers and third-party online store operators, as well as purchasing sundry products from China for us. During the year ended March 31, 2021, we paid Qingzhiliangpin service fees amounting to ¥44.6 million ($420,915). As of May 27, 2021, the amount due to Qingzhiliangpin had been fully repaid.

(4)	As mentioned above, we obtained the operating rights of Seihinkokusai’s online stores and rent a storefront and an office space from Seihinkokusai. Our due to Seihinkokusai was for the 1% transaction commission payable based on our sales amount on Seihinkokusai’s online stores, as well as other payable, such as parking fees, utilities, cleaning fees, and others miscellaneous expenses in relation to the office space rented from Seihinkokusai. Our due to Seihinkokusai also includes accommodation expenses payable when our employees stay in the hotel owned by Seihinkokusai. As of May 31, 2022, the amount due to Seihinkokusai had been fully repaid.

e.	Sales to related parties

	For the Years Ended March 31,
	2022	2021	2020

Tokyo Lifestyle Limited(1)	$22,047,156	$22,766,429	$4,263,196
Seihinkokusai(2)	22,092	8,246	19,554
Shintai Co., Ltd.(2)	1,347	657	59,807
Palpito(3)	52,214	-	-
Takuetsu Kokusai Co., Ltd.(4)	6,507	-	-
Total revenue from related parties	$22,129,316	$22,775,332	$4,342,557

(1)	Tokyo Lifestyle Limited (HK) is a retailer of beauty and health products, as well as sundry products and other products and we are its major supplier. Our product sales to Tokyo Lifestyle Limited (HK) were on the same terms as those to our other customers.

(2)	Seihinkokusai and Shintai Co., Ltd. are engaged in restaurant and dining businesses. We sell sundry products, such as masks, handwash, and detergent, to these companies and all transactions were on the same terms as those to our other customers.

(3)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We sell artworks products and toys to Palpito and all transactions were on the same terms as those to our other customers.

(4)	Takuetsu Kokusai Co., Ltd. is engaged in real estate businesses. We sell liquor products and sundry products, such as masks and bottled water, to the company and all transactions were on the same terms as those to our other customers.

f.	Purchase from related parties

	For the Years Ended March 31,
	2022	2021	2020

Seihinkokusai(1)	$401,341	$667,156	$492,202
Palpito(2)	122,520	37,677	-
Qingzhiliangpin(3)	79,653	8,100	-
Tokyo Lifestyle Limited(4)	879	26,491	-
YST (HK) Limited(5)	13,885	-	-
Total purchase from related parties	$618,278	$739,424	$492,202

(1)	Seihinkokusai is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from Seihinkokusai when it has excess stock and all transactions were on the same terms as those with our other suppliers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We purchase artworks products from Palpito and all transactions were on the same terms as those with our other suppliers.

(3)	Qingzhiliangpin is engaged in technical consultation and market planning for e-commerce business, as well as import and export business. We purchase sundry products from Qingzhiliangpin and all transactions were on the same terms as those with our other suppliers.

(4)	Tokyo Lifestyle Limited is a retailer of beauty and health products, as well as sundry products and other products. We purchase facial masks from Tokyo Lifestyle Limited and all transactions were at on the same terms as those with our other suppliers.

(5)	YST (HK) Limited is engaged in management consulting services. We purchase products such as paper bags and customized clothes made in China from YST (HK) Limited and all transactions were at on the same terms as those with our other suppliers.

We expect to continue purchasing products from these related parties in the future through transactions that are on the same terms as those with our other suppliers.

Other Related Party Transactions

Mr. Kanayama provided guarantees in connection with certain loans we borrowed during the fiscal years ended March 31, 2022, 2021, and 2020. See “Note 9—Borrowings” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our Articles of Incorporation and the Companies Act. See “—Distribution of Surplus” And “—Restriction on Distribution of Surplus” below.

Subject to the terms of the deposit agreement for the ADSs, investors in the ADSs will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Item 10. Additional Information—E. Taxation—Japanese Taxation” and “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in Japanese yen.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a stock company to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	the company’s articles of incorporation so provide;

(b)	the normal term of office of directors expires on or before the day of the conclusion of the annual shareholders meeting for the last business year ending within one year from the time of their election (our Articles of Incorporation do not have provisions to this effect);

(c)	the company has accounting auditor(s) and board of corporate auditors, audit and supervisory committee, or nominating committee, etc.; and

(d)	the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its Articles of Incorporation so provide. Our Articles of Incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. Our Articles of Incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury shares in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(4)	in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The ADSs have been listed on the Nasdaq Capital Market since January 18, 2022 under the symbol “TKLF.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on the Nasdaq Capital Market since January 18, 2022 under the symbol “TKLF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-259129), as amended, initially filed with the SEC on August 27, 2021.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) (the “FEFTA”) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or

(v)	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the foreign investor through an exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i) shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or

(ii) both the investment ratio and the voting right ratio (total of closely related parties) of all shares held after the share acquisition are less than 10% (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or

(iii) the acquisition falls under any other case prescribed in Article 55-5 of the FEFTA, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-259129), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in ¥. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the ¥ and U.S. dollar affect the value of our assets and results of operations, when presented in U.S. dollars. For the fiscal years ended March 31, 2022 and 2021, we had an unrealized foreign currency translation loss of $3,449,080 and $698,440, respectively.

The value of the ¥ against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Japanese political and economic conditions and perceived changes in the economy of Japan and the United States. Any significant revaluation of the ¥ may materially and adversely affect our cash flows, revenue, and financial condition. Further, the ADSs offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into ¥ in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the ¥ will affect the amount of proceeds we will have available for our business.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of March 31, 2022, 2021, and 2020, $17,568,176, $16,320,040, and $7,368,088 of our cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of our customers’ creditworthiness and our ongoing monitoring of outstanding balances.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. Our future interest income, however, may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan was approximately (0.2)%, 0.0%, and 0.5% in 2021, 2020, and 2019, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of our Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-259129) for our initial public offering, which was declared effective by the SEC on December 23, 2021. In January 2022, we completed our initial public offering in which we issued and sold an aggregate of 6,250,000 ADS, at a price of $4.00 per ADS for $25 million. Univest Securities, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $3.6 million in expenses in connection with our initial public offering, which included approximately $2 million in underwriting discounts, approximately $150,000 in expenses paid to or for underwriters, and approximately $1.45 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $21.4 million after deducting underwriting discounts and the offering expenses payable by us. As of July 31, 2022, we had used $0.8 million, $1.2 million, $0.7 million, and $2.0 million from the net proceeds for (i) opening new directly-operated physical stores and adding franchise stores, (ii) brand marketing, (iii) improving our distribution centers and logistics systems, and (iv) talent acquisition and retention, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-259129).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2022.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2022, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended March 31,
	2022	2021	2020
Audit fees(1)	$420,000	$410,000	$500,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	40,000	-	-
Total	$460,000	$410,000	$500,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2022.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we have followed home country practice even though we are considered a ‘controlled company’ under Nasdaq corporate governance rules, which could adversely affect our public shareholders.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act, and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practices in lieu of their respective rules and listing standards. In general, our Articles of Incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of six directors, three of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We currently have a three-member board of corporate auditors. See “—Corporate Auditors” below for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participate in the discussions and determination of compensation for our senior management and directors, and other compensation related matters;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our Articles of Incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Yoshitsu are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.2	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.4 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

2.3*	Description of the rights of each class of securities registered

4.1	English Translation of Revolving Mortgage Agreement dated December 27, 2018, by and between Toei Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.2	English Translation of Subordinated Loan Agreement dated June 22, 2018, by and between Japan Finance Corporation and Yoshitsu (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.3	English Translation of Loan Agreement dated May 12, 2020, by and between Japan Finance Corporation and Tokyo Lifestyle (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.4	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Valur Holding LLC (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.5	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Jacato Holding Inc. (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.6	Trademark License Agreement dated March 26, 2021, by and between Yoshitsu and Valur Holding LLC (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.7	Trademark License Agreement dated March 26, 2021, by and between Yoshitsu and Jacato Holding Inc. (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.8	English Translation of Form of Supplier Agreement (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.9	English Translation of Loan Agreement dated March 22, 2021, by and between the Tokyo Higashi Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.10	English Translation of Loan Agreement dated July 30, 2021, by and between Tokyo Higashi Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.11	English Translation of EC Site Operation Business Assignment Agreement dated January 31, 2020, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.12	English Translation of Lease Agreement dated March 22, 2021, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.13	English Translation of Agency Payment Agreement dated January 1, 2021, by and between YST (HK) Limited and Yoshitsu (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.14	English Translation of Entrusted Service Agreement dated April 23, 2020, by and between Qingzhiliangpin and Yoshitsu (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.15	Trademark License Agreement dated March 26, 2021, by and between Yoshitsu and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.16	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.17	Trademark License Agreement dated March 17, 2021, by and between Yoshitsu and Fancy Lifestyle Limited (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.18	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Fancy Lifestyle Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.19	English Translation of Summary of Term Loan Agreement dated August 26, 2021, by and between Yoshitsu and MUFG Bank (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.20	English Translation of Subscription Agreement dated December 17, 2020, by and between Yoshitsu and SHUR Co., Ltd (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.21	English Translation of Subscription Agreement dated February 12, 2021, by and between Yoshitsu and Grand Elec-Tech Limited (incorporated by reference to Exhibit 10.30 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.22	English Translation of Summary of Revolving Credit Facility Loan Agreement dated September 27, 2021, by and among a consortium of banks and Yoshitsu (incorporated by reference to Exhibit 10.31 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.23	English Translation of Distribution Agreement dated March 24, 2020, by and between Yoshitsu and Golden Synergy Limited, as supplemented (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.24	English Translation of Pinduoduo Cooperation Agreement dated March 11, 2020, by and between Yoshitsu and Shenzhen Yuanji E-commerce Co., Ltd, as supplemented (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.25	English Translation of Qian Yan Advertising Media (Shenzhen) Co., Ltd. Operation Agreement dated August 20, 2020, by and among Yoshitsu, YST (HK) Limited, and Qian Yan Advertising Media (Shenzhen) Co., Ltd., as supplemented (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.26	English Translation of Tmall Operation Agency Service Agreement dated September 1, 2020, by and between Yoshitsu and Hong Kong Ice Culture Creative Co. Limited, as supplemented (incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.27	English Translation of Lease Agreement dated June 25, 2021, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.36 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.28	English Translation of Summary of Subordinated Loan Agreement dated October 5, 2021, by and between Yoshitsu and Mezzanine Solution No. 4 Investment Limited Partnership (incorporated by reference to Exhibit 10.37 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Finance & Commerce Law Firm of China

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial

104*	Statements, tagged as blocks of text and including detailed tags Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yoshitsu Co., Ltd

	By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)
Date: August 15, 2022

YOSHITSU CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yoshitsu Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yoshitsu Co., Ltd and its subsidiary (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

August 15, 2022

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$17,671,370	$16,380,363
Accounts receivable, net	34,831,521	43,683,575
Accounts receivable - related parties, net	6,305,927	3,499,070
Merchandise inventories, net	30,240,130	27,122,504
Due from related parties	692,995	632,380
Prepaid expenses and other current assets, net	9,905,486	3,926,590
TOTAL CURRENT ASSETS	99,647,429	95,244,482

Property and equipment, net	12,734,182	10,553,724
Operating lease right-of-use assets	2,909,432	2,898,551
Long term investment	168,509	333,357
Long-term prepaid expenses and other non-current assets, net	7,366,719	3,464,617
Deferred tax assets, net	518,909	447,124
TOTAL ASSETS	$123,345,180	$112,941,855

CURRENT LIABILITIES:
Short-term borrowings	$40,328,982	$65,084,803
Current portion of long-term borrowings	951,045	645,570
Accounts payable	7,839,741	11,625,477
Accounts payable - related parties	132,047	63,011
Due to related parties	53,365	235,774
Deferred revenue	104,663	186,046
Income tax payable	723,550	2,180,764
Operating lease liabilities, current	1,005,460	811,299
Finance lease liabilities, current	320,555	174,904
Representative’s warrants liability	181,740	-
Other payables and other current liabilities	2,808,146	627,179
TOTAL CURRENT LIABILITIES	54,449,294	81,634,827

Operating lease liabilities, non-current	1,877,324	1,928,682
Finance lease liabilities, non-current	673,612	414,428
Long-term borrowings	19,627,749	6,439,751
Other non-current liabilities	2,104,472	289,730
TOTAL LIABILITIES	$78,732,451	$90,707,418

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 27,327,594 shares issued and outstanding as of March 31, 2022 and 2021, respectively*	14,694,327	2,416,635
Capital reserve	10,308,404	-
Retained earnings	23,493,869	20,221,300
Accumulated other comprehensive loss	(3,883,871)	(403,498)
TOTAL SHAREHOLDERS’ EQUITY	44,612,729	22,234,437

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$123,345,180	$112,941,855

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2022	2021	2020
REVENUE
Revenue - third parties	$206,307,380	$198,739,410	$135,231,401
Revenue - related parties	22,129,316	22,775,332	4,342,557
Total revenue	228,436,696	221,514,742	139,573,958

OPERATING EXPENSES
Merchandise costs	189,382,124	181,559,939	112,088,049
Selling, general and administrative expenses	32,674,100	29,297,682	18,076,688
Total operating expenses	222,056,224	210,857,621	130,164,737

INCOME FROM OPERATIONS	6,380,472	10,657,121	9,409,221

OTHER INCOME (EXPENSE)
Interest expenses, net	(2,691,481)	(1,953,490)	(1,888,018)
Other income, net	735,359	364,656	292,103
Gain (loss) from foreign currency exchange	804,311	(209,396)	(266,683)
Change in fair value of representative’s warrants liability	369,404	-	-
Loss from equity method investment	(145,828)	(29,242)	-
Total other expenses, net	(928,235)	(1,827,472)	(1,862,598)

INCOME BEFORE INCOME TAX PROVISION	5,452,237	8,829,649	7,546,623

PROVISION FOR INCOME TAXES	2,179,668	3,307,048	2,655,786

NET INCOME	3,272,569	5,522,601	4,890,837

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(3,480,373)	(698,440)	300,727

TOTAL COMPREHENSIVE INCOME (LOSS)	$(207,804)	$4,824,161	5,191,564

Earnings per ordinary share - basic and diluted	$0.10	$0.21	0.18
Weighted average shares - basic and diluted*	32,678,625	26,887,006	26,727,540

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2022, 2021, and 2020

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Reserve	Earnings	Income (Loss)	Equity
Balance, March 31, 2019	26,727,540	$970,023	-	9,807,862	$(5,785)	10,772,100

Net income for the year	-	-	-	4,890,837	-	4,890,837
Foreign currency translation gain	-	-	-	-	300,727	300,727

Balance, March 31, 2020	26,727,540	$970,023	$-	$14,698,699	$294,942	$15,963,664

Capital contribution from SHUR Co., Ltd.	600,054	1,446,612	-	-	-	1,446,612
Net income for the year	-	-	-	5,522,601	-	5,522,601
Foreign currency translation loss	-	-	-		(698,440)	(698,440)
				-	-
Balance, March 31, 2021	27,327,594	$2,416,635	$-	$20,221,300	$(403,498)	$22,234,437

Capital contribution from Grand Elec-Tech Limited	2,672,460	920,192	902,224	-	-	1,822,416
Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, net of issuance costs	6,250,000	11,357,500	10,060,011	-	-	21,417,511
Issuance of representative’s warrants		-	(653,831)	-	-	(653,831)
Net income for the year	-	-	-	3,272,569	-	3,272,569
Foreign currency translation loss	-	-	-	-	(3,480,373)	(3,480,373)

Balance, March 31, 2022	36,250,054	$14,694,327	$10,308,404	$23,493,869	$(3,883,871)	$44,612,729

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net Income	$3,272,569	$5,522,601	$4,890,837
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,035,569	441,893	403,159
Loss (gain) from disposal of property and equipment	35,803	(35,516)	(178,814)
Loss (gain) from unrealized foreign currency translation	(662,345)	127,208	(423,680)
Provision for (reversal of) doubtful accounts	(278,642)	609,418	603,098
Amortization of operating lease right-of-use assets	1,071,435	1,218,372	1,070,912
Deferred tax benefit	(122,276)	(234,362)	(182,140)
Investment loss from equity method investment	145,828	-	-
Change in fair value of representative’s warrants liability	(369,404)	-	-
Changes in operating assets and liabilities:
Accounts receivable	6,218,036	(7,720,713)	(9,422,992)
Accounts receivable - related parties	(3,393,445)	(2,567,062)	(1,060,092)
Merchandise inventories	(6,074,870)	(5,344,367)	(1,140,268)
Prepaid expenses and other current assets	(6,933,131)	(1,116,517)	(2,949,689)
Long term prepaid expenses and other non-current assets	(4,578,679)	(765,668)	(264,908)
Accounts payable	(2,954,997)	7,818,308	1,068,687
Accounts payable - related parties	81,177	26,783	-
Deferred revenue	(69,862)	(350,790)	362,812
Income tax payable	(1,365,092)	602,387	303,680
Other payables and other current liabilities	2,429,202	(304,243)	165,025
Operating lease liabilities	(943,998)	(1,396,307)	(1,039,231)
Other non-current liabilities	1,179,459	91,750	143,883
Net cash used in operating activities	(12,277,663)	(3,376,825)	(7,649,721)

Cash flows from investing activities:
Payment made for a long-term equity method investment	-	(348,118)	-
Purchase of property and equipment	(2,815,184)	(2,939,471)	(3,414,703)
Proceeds from disposal of property and equipment	61,109	436,081	1,281,736
Collections from (advances made to) related parties	(128,535)	857,582	2,500,610
Payment for long-term loan due from a related party	-	3,773,600	(3,680,400)
Net cash provided by (used in) investing activities	(2,882,610)	1,779,674	(3,312,757)

Cash flows from financing activities:
Capital contribution prior to IPO	1,822,416	1,446,612	-
Proceeds from initial public offerings, net of issuance costs	22,102,984	-	-
Proceeds from short-term borrowings	282,176,915	424,201,158	260,918,369
Repayments of short-term borrowings	(302,541,521)	(415,796,955)	(233,253,603)
Proceeds from long-term borrowings	16,568,880	2,802,275	-
Repayments of long-term borrowings	(1,221,572)	(1,511,354)	(11,388,520)
Advances received from related parties	(174,570)	246,213	15,020
Repayment of obligations under finance leases	(408,492)	(332,643)	(140,386)
Net cash provided by financing activities	18,325,040	11,055,306	16,150,880

Effect of exchange rate fluctuation on cash	(1,873,760)	(607,011)	85,150

Net increase in cash	1,291,007	8,851,144	5,273,552
Cash at beginning of year	16,380,363	7,529,219	2,255,667
Cash at end of year	$17,671,370	$16,380,363	$7,529,219

Supplemental cash flow information
Cash paid for income taxes	$3,718,637	$2,928,603	$2,589,710
Cash paid for interest	$779,291	$665,797	$1,074,757

Supplemental non-cash operating activity
Purchase of property and equipment financed under long-term payment	$22,719	$143,888	$-
Purchase of property and equipment financed under finance leases	$(901,561)	$-	$527,992
Right of use assets obtained in exchange for operating lease liabilities	$1,295,850	$351,930	$2,382,547
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$84,368	$232,189	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$27,262	$-	$-
Deferred IPO cost offset with capital reserve	$685,473	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006. The Company owns 100% of the equity interests of Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle”), a stock company incorporated pursuant to the laws of Japan on October 24, 2019. The Company and its subsidiary (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. The Company offers approximately 35,000 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 28,400 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 34,800 SKUs of sundry products, including home goods, and 16,300 SKUs of other products, including food and alcoholic beverages.

On January 13, 2022, the Company closed its IPO of 6,250,000 American Depositary Shares (“ADSs”) at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. In connection with the IPO, the ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiary. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company considers all highly-liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2022 and 2021, the Company did not have any cash equivalents.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and 2021, allowance for uncollectible balances amounted to $177,793 and $483,124, respectively.

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on April 1, 2018 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of March 31, 2022 and 2021.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Based on the nature of the agreements reached with many of its landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. The Company has received a total of lease concessions amounting to $276,586, and among which, $127,303, $53,502, and $nil was received during the year ended March 31, 2022, 2021, and 2020, respectively. The Company remeasured the lease payments using the same discount rate, and has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms. As a result of the remeasurement, the Company’s operating lease liabilities decreased by $84,368 and $232,189, with a corresponding reduction in right-of-use assets of $84,368 and $232,189 as of March 31, 2022 and 2021, respectively.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the years ended March 31, 2022, 2021, and 2020.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2022, 2021, and 2020, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of March 31, 2022 and 2021, the balance of asset retirement obligations included in other non-current liabilities was $889,147 and $nil, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and 2021.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs was charged to shareholders’ equity upon the completion of the IPO.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2018 using the modified retrospective approach.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, as well as sundry products and other products, through a multi-channel distribution network. Currently, the Company sells its products through: (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. For Japanese domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company generally offers a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in the Company’s physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances as of March 31, 2022 and 2021.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company enters into trademark license agreements with franchisees under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products the Company sells to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $492) per franchise store and purchase at least 75% of the products sold in store (except heavy products such as purified water) from the Company. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores of the Company in Japan, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each ¥100 spent in the Company’s directly-operated physical stores, and subsequently one membership point can be used as ¥1 at the Company’s directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statement of income and comprehensive income (loss). Membership point breakage was immaterial for the years ended March 31, 2022, 2021, and 2020.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2022 and 2021. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $104,663 and $186,046 as of March 31, 2022 and 2021 respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended March 31, 2022, 2021, and 2020 that was included in the opening deferred revenue was $182,871, $531,612, and $165,479, respectively. As of March 31, 2022, the amount received in advance from wholesale customers and unredeemed membership points was $104,663. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended March 31, 2022, 2021, and 2020 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Japan domestic market	$21,786,380	$42,728,171	$55,590,347
China market	192,933,863	170,674,887	77,276,549
Other overseas markets	13,716,453	8,111,684	6,707,062
Total revenue	$228,436,696	$221,514,742	$139,573,958

Revenue by product categories

The summary of the Company’s total revenue by product categories for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Beauty products	$153,428,218	$141,111,215	$113,645,885
Health products	16,565,637	39,717,066	13,813,746
Sundry products*	50,484,777	31,599,246	8,530,111
Other products	7,958,064	9,087,215	3,584,216
Total revenue	$228,436,696	$221,514,742	$139,573,958

*	Sundry products include primarily home goods, such as bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies. It also includes spa supplies, clothing, formula milk, and diapers.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the years ended March 31, 2022, 2021, and 2020 was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Directly-operated physical stores	$10,836,229	$29,502,329	$45,824,603
Online stores	121,164,347	111,435,341	50,464,251
Franchise stores and wholesale customers	96,436,120	80,577,072	43,285,104
Total revenue	$228,436,696	$221,514,742	$139,573,958

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of income and comprehensive income (loss).

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2022	March 31, 2021	March 31, 2020
Year-end spot rate	¥1=US$0.008208	¥1=US$0.009034	¥1=US$0.009250
Average rate	¥1=US$0.008908	¥1=US$0.009434	¥1=US$0.009201

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended March 31, 2022, 2021, and 2020. The Company does not believe there was any uncertain tax provision as of March 31, 2022 and 2021.

The Company’s operating subsidiary in Japan is subject to the income tax laws of Japan. As of March 31, 2022, the tax years ended March 31, 2016 through March 31, 2022 for the Company and its subsidiary remain open for statutory examination by the Japanese tax authorities.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2022 and 2021, there were no dilutive shares.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income (loss). Total shipping and handling expenses were $13,481,078, $10,977,722, and $3,026,823 for the years ended March 31, 2022, 2021, and 2020, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of income and comprehensive income (loss). Advertising expenses amounted to $2,847,383, $2,440,443, and $527,934 for the years ended March 31, 2022, 2021, and 2020, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in ¥ to US$ is reported in other comprehensive loss in the consolidated statements of income and comprehensive income (loss).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are all located in the Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of March 31, 2022 and 2021, $17,568,176 and $16,320,040 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the years ended March 31, 2022, 2021, and 2020, all of the Company’s assets were located in Japan and all of the Company’s revenue was generated by the Company and its subsidiary, which are both located in Japan.

For the year ended March 31, 2022, no single customer accounted for more than 10% of the Company’s total revenue. For the year ended March 31, 2021, two customers accounted for approximately 11.5% and 10.3% of the Company’s total revenue, respectively. For the year ended March 31, 2020, one customer accounted for approximately 12.1% of the Company’s total revenue.

As of March 31, 2022, two third-party platform operators of the Company’s online stores accounted for 29.5% and 11.9% of the total accounts receivable balance, respectively. As of March 31, 2021, two customers and two third-party platform operators of the Company’s online stores accounted for 16.0%, 15.5%, 13.8%, and 10.6% of the total accounts receivable balance, respectively.

For the year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of the Company’s total purchases, respectively. For the year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of the Company’s total purchases, respectively. For the year ended March 31, 2020, four suppliers accounted for approximately 25.9%, 17.1%, 15.3%, and 13.4% of the Company’s total purchases, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842).” This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards (the “Simplification Initiative”). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this ASU were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2020. The Company adopted this ASU on April 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	March 31, 2022	March 31, 2021
Accounts receivable	$35,009,314	$44,166,699
Less: allowance for doubtful accounts	(177,793)	(483,124)
Accounts receivable, net	$34,831,521	$43,683,575

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Allowance for doubtful accounts movement was as follows:

	March 31, 2022	March 31, 2021
Beginning balance	$483,124	$392,626
Additions (reductions)	(283,429)	104,080
Foreign currency translation adjustments	(21,902)	(13,582)
Ending balance	$177,793	$483,124

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	March 31, 2022	March 31, 2021
Beauty products	$27,359,354	$24,687,452
Health products	1,052,880	1,419,970
Other products	1,827,896	1,015,082
Subtotal	30,240,130	27,122,504
Less: inventory allowances	-	-
Merchandise inventories, net	$30,240,130	$27,122,504

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consisted of the following:

	March 31, 2022	March 31, 2021
Deposits (1)	$2,988,322	$3,229,044
Consumption tax receivable	8,190,981	2,172,220
Other receivables (2)	1,888,234	1,526,759
Advance to suppliers (3)	479,734	445,685
Deferred initial public offering costs	-	714,250
Prepaid expenses and others (4)	4,610,905	273,525
Allowance for doubtful accounts	(885,971)	(970,276)
Subtotal	17,272,205	7,391,207
Less: prepaid expenses and other current assets, net	9,905,486	3,926,590
Long-term prepaid expenses and other non-current assets, net	$7,366,719	$3,464,617

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)	Other receivables as of March 31, 2022 and 2021 included $881,539 and $970,252 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested the refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment, and as the date of this report, the legal case is still in process. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company fully accrued bad debt allowance for the receivable from this construction company as of March 31, 2022 and 2021, respectively.

(3)	Advance to suppliers consists of advance payments paid to suppliers for purchases of merchandise products and storage fee.

(4)	Prepaid expenses and others as of March 31, 2022 included a prepaid service fee amounting to $4,250,789 (approximately ¥517.9 million). The Company entered into an agreement to engage a third-party service provider for warehouse and logistics services over the period from March 1, 2022 to February 28, 2025, with monthly service fee of $118,077 (approximately ¥14.4 million).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2022	March 31, 2021
Property and buildings	$4,878,918	$1,581,295
Leasehold improvements	4,370,186	1,053,467
Land	3,809,390	4,192,743
Equipment and furniture	985,986	1,250,548
Automobiles	264,701	288,201
Software	412,157	379,610
Construction in progress	-	2,939,288
Subtotal	14,721,338	11,685,152
Less: accumulated depreciation	(1,987,156)	(1,131,428)
Property and equipment, net	$12,734,182	$10,553,724

Depreciation expense was $1,035,569, $441,893, and $403,159 for the years ended March 31, 2022, 2021, and 2020, respectively.

As of March 31, 2022 and 2021, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.8 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank and Tokyo Higashi Shinkin Bank (see Note 9).

NOTE 7 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of 12 months or less are not recorded on the balance sheet.

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2022	March 31, 2021
Operating lease right-of-use lease assets	$2,909,432	$2,898,551

Operating lease liabilities – current	$1,005,460	$811,299
Operating lease liabilities – non-current	1,877,324	1,928,682
Total operating lease liabilities	$2,882,784	$2,739,981

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.92	7.19
Weighted average discount rate	6.69%	6.69%

During the years ended March 31, 2022, 2021, and 2020, the Company incurred total operating lease expenses of $1,436,003, $1,301,136, and $1,263,423, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Years Ended March 31,
	2022	2021	2020
Finance leases cost:
Amortization of right-of-use assets	$199,796	$187,556	$145,056
Interest on lease liabilities	204,774	102,252	45,971
Total finance leases cost	$404,570	$289,808	$191,027

Supplemental cash flow information related to finance leases was as follows:

	For the Years Ended March 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$204,774	102,252	45,971

Supplemental balance sheet information related to leases was as follows:

	March 31, 2022	March 31, 2021
Finance leases cost:
Software	$344,902	$379,610
Equipment and furniture	851,915	518,409
Subtotal	1,196,817	898,019
Less: accumulated depreciation	(519,869)	(305,927)
Property and equipment, net	$676,948	$592,092

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES (continued)

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2022 and 2021 were as follows:

	March 31, 2022	March 31, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.42	3.15
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2022:

	Operating Leases	Finance Leases
2023	$1,192,469	$386,593
2024	789,724	356,016
2025	269,381	178,725
2026	161,412	141,049
2027	134,477	62,814
Thereafter	963,748	11,215
Total lease payments	3,511,211	1,136,412
Less: imputed interest	(628,427)	(142,245)
Present value of lease liabilities	$2,882,784	$994,167

NOTE 8 – INVESTMENTS

On December 25, 2020, the Company and an individual investor established Palpito Co., Ltd. (“Palpito”), a stock company incorporated in Japan pursuant to the laws of Japan with a registered capital of ¥61.0 million ($577,792). The Company owns 40% of Palpito and the registered capital was fully injected on December 31, 2020. Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists to both Japan and overseas markets. The investment is accounted for using the equity method because the Company has significant influence, but no control of Palpito. The Company recorded a loss of $145,828, $29,242, and $nil for the year ended March 31, 2022, 2021, and 2020, respectively, from the investments, which is included in “loss from equity method investment” in the consolidated statements of income and comprehensive income (loss).

The Company’s investment in unconsolidated entity consists of the following:

	March 31, 2022	March 31, 2021

Palpito	$168,509	$333,357
Total investment	$168,509	$333,357

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVESTMENTS (continued)

Summarized financial information of unconsolidated entity is as follows:

	March 31, 2022	March 31, 2021

Current assets	$659,862	$1,150,220
Noncurrent assets	540,393	366,435
Current liabilities	75,957	300,574
Noncurrent liabilities	703,025	382,688

	For the Years Ended March 31,
	2022	2021	2020

Net sales	$2,404,172	$148,252	$-
Gross profit	328,249	7,315	-
Loss from operations	(355,711)	(72,682)	-
Net loss	(364,569)	(73,106)	-

NOTE 9 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2022	March 31, 2021

Syndicated Loans Tranche A (1)	September 2021*	TIBOR^+0.70%	$-	$58,886,548
Syndicated Loans Tranche B (2)	September 2022	TIBOR+0.70%	40,328,982	-
Tokyo Higashi Shinkin Bank (3)	June 2021 – August 2021*	1.2%	-	5,746,916
Japan Finance Corporation (4)	June 2021*	1.10%	-	26,741
MUFG Bank	May 2021*	0.35%	-	424,598
Total short-term borrowings			$40,328,982	$65,084,803

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. As of March 31, 2022 and 2021, the Company was in compliance with such covenants.

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BORROWINGS (continued)

(1)	On September 25, 2020, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2020, with a consortium of banks, with an aggregate credit line of ¥7.0 billion (approximately $63.2 million). As of March 31, 2021, the Company borrowed an aggregated of ¥6.6 billion (approximately $59.6 million) under the agreement, and the net outstanding balance of this loan was approximately ¥6.5 billion (approximately $58.9 million), net off the unamortized loan service cost of ¥81.7 million (approximately $0.7 million). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	On September 27, 2021, the Company entered into another one-year syndicated loan agreement, which was effective from September 30, 2021, with a consortium of banks, with an aggregate credit line of ¥7.5 billion (approximately $61.6 million). As of March 31, 2022, the Company borrowed an aggregated of ¥5.0 billion (approximately $41.0 million) under the agreement, and the net outstanding balance of this loan was approximately ¥4.9 billion (approximately $40.3 million), net off the unamortized loan service cost of ¥86.6 million ($711,018). The syndicated loan is guaranteed by Mr. Kanayama.

(3)

In connection with the Company’s bank borrowings from Tokyo Higashi Shinkin Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.8 million) as of March 31, 2021 as collateral to safeguard the loan.

On December 21, 2020, the Company entered into a construction contract with a construction company for the construction of its new distribution center in Koshigaya. The total cost of the contract was approximately ¥511.9 million (approximately $4.2 million) was fully paid in six installments by August 31, 2021. On the same day, the Company entered into a loan agreement with Tokyo Higashi Shinkin Bank to borrow ¥25.6 million (approximately $0.2 million) for eight months with a maturity date of August 31, 2021. On January 29, 2021, the Company entered into a second loan agreement with Tokyo Higashi Shinkin Bank to borrow approximately ¥128.0 million (approximately $1.1 million) for seven months with a maturity date of August 31, 2021. On March 22, 2021, the Company entered into a third loan with Tokyo Higashi Shinkin Bank to borrow approximately ¥153.6 million (approximately $1.3 million) for five months with a maturity date of August 31, 2021. On July 21, 2021, the Company entered into a fourth loan with Tokyo Higashi Shinkin Bank to borrow approximately ¥13.9 million (approximately $0.1 million) for one month with a maturity date of August 31, 2021. All loans are the capital for the construction of this distribution center and bear a fixed interest rate of 1.20%.

(4)	Guaranteed by Mr. Kanayama.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2022	March 31, 2021

Toei Shinkin Bank (1)	December 2053	1.10%	$2,233,520	$2,535,799
Japan Finance Corporation (2)	May 2022 – April 2025	0.71% - 4.25%	1,975,830	2,742,722
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,641,600	1,806,800
MUFG Bank (4)	March 2028	TIBOR (3M) + 0.8%	6,377,616	-
Messanine Solution No.4 Investment Limited Liability Union (5)	October 2026	9.0% - 10.5%	8,208,000	-
Tokyo Higashi Shinkin Bank	July 2026	2.0%	142,228	-
Total long-term borrowings			$20,578,794	$7,085,321

Current portion of long-term borrowings			$951,045	$645,570

Non-current portion of long-term borrowings			$19,627,749	$6,439,751

(1)	Guaranteed by Mr. Kanayama.

(2)	One of the loans was fully repaid upon during the year ended March 31, 2022.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.8 million) as of March 31, 2022 as collateral to safeguard the loan.

(5)	The loan bears an interest rate of 9.0% from October 13, 2021 to March 31, 2024, and 10.5% from April 1, 2024 to October 30, 2026.

The future maturities of long-term borrowings as of March 31, 2022 were as follows:

12 months ending March 31,
2023	$951,045
2024	2,517,131
2025	875,531
2026	803,301
2027	11,908,790
Thereafter	3,522,996
Total long-term borrowings	$20,578,794

For the above mentioned short-term and long-term loans, the Company recorded interest expenses of $2,857,599, $2,046,933, and $1,888,018 for the years ended March 31, 2022, 2021, and 2020, respectively. The annual weighted average interest rates were 1.51%, 0.97%, and 1.46% for the years ended March 31, 2022, 2021, and 2020, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Tokyo Lifestyle Limited	An entity controlled by Mr. Kanayama
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a corporate auditor
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife
Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”)	A subsidiary of YST (HK) Limited before October 2021, which became a subsidiary of Tokyo Lifestyle Limited in October 2021
Palpito	An equity investment entity of the Company

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Tokyo Lifestyle Limited	$6,305,332	$3,496,659
Seihinkokusai	345	2,411
Shintai Co., Ltd.	250	-
Subtotal	6,305,927	3,499,070
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$6,305,927	$3,499,070

b.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Palpito	$1,717	$-
Seihinkokusai (1)	691,278	632,380
Total due from related parties	$692,995	$632,380

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS (continued)

(1)	The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($410,400) as a rental security deposit to this related party. The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($114,912) as a rental security deposit to this related party. In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($164,160) as an operating security deposit to Seihinkokusai; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the years ended March 31, 2022 and 2021. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing. The amount due from Seihinkokusai will be collected back when the agreement expires or is terminated.

The Company recorded these amounts as due from related parties in the consolidated financial statements.

c.	Accounts payable - related parties

Related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Seihinkokusai	$34,043	$46,750
Palpito	98,004	8,504
Qingzhiliangpin	-	7,757
Total accounts payable - related parties	$132,047	$63,011

d.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2022	March 31, 2021
Name
Mr. Mei Kanayama	$29,921	$13,924
YST (HK) Limited	-	69,159
Qingzhiliangpin	-	152,691
Seihinkokusai	23,444	-
Total due to related parties	$53,365	$235,774

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS (continued)

e.	Sales to related parties

	For the Years Ended March 31,
	2022	2021	2020

Tokyo Lifestyle Limited	$22,047,156	$22,766,429	$4,263,196
Seihinkokusai	22,092	8,246	19,554
Shintai Co., Ltd.	1,347	657	59,807
Palpito	52,214	-	-
Takuetsu Kokusai Co., Ltd.	6,507	-	-
Total revenue from related parties	$22,129,316	$22,775,332	$4,342,557

f.	Purchase from related parties

	For the Years Ended March 31,
	2022	2021	2020

Seihinkokusai	$401,341	$667,156	$492,202
Palpito	122,520	37,677	-
Qingzhiliangpin	79,653	8,100	-
Tokyo Lifestyle Limited	879	26,491	-
YST (HK) Limited	13,885	-	-
Total purchase from related parties	$618,278	$739,424	$492,202

g.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 9).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES

(a)	Corporate Income Taxes

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.0% for the years ended March 31, 2022 and 2021.

The components of the income tax provision were as follows:

	For the Years Ended March 31,
	2022	2021	2020
Current tax provision
Japan	$2,301,944	$3,541,410	$2,837,926
	2,301,944	3,541,410	2,837,926
Deferred tax benefit
Japan	(122,276)	(234,362)	(182,140)
	(122,276)	(234,362)	(182,140)
Income tax provision	$2,179,668	$3,307,048	$2,655,786

The Company’s deferred tax assets comprised of the following:

	March 31, 2022	March 31, 2021
Deferred tax assets:
Allowance for doubtful accounts	$301,229	$329,893
Accrued member rewards	32,693	62,761
Accrued employee bonus	74,219	54,470
Accrued asset retirement obligation	113,033	-
Accrued employee retirement pension	59,127	-
Investment loss from equity method investment	54,336	-
Net operating loss carry-forwards	25,903	-
Total deferred tax assets	660,540	447,124
Valuation allowance	(25,903)	-
Total deferred tax assets	634,637	447,124
Deferred tax liability:
Change in fair value of purchase option	(115,728)	-
Total deferred tax liability	(115,728)	-
Deferred tax assets, net	$518,909	$447,124

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the years ended March 31, 2022 and 2021:

	For the Years Ended March 31,
	2022	2021	2020

Japanese statutory income tax rate	34.0%	34.0%	34.0%
Non-deductible expenses	2.0%	0.6%	1.3%
Non-taxable income	(2.5)%	(3.9)%	(3.3)%
Valuation allowance	0.5%	-	-
Others	2.2%	1.0%	3.2%
Subtotal	36.2%	31.7%	35.2%
Undistributed retained earnings tax (1)	3.8%	5.8%	-
Effective tax rate	40.0%	37.5%	35.2%

(1)	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income taxes, the Company is also subjected to a special tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s share capital exceeds ¥100 million. URE tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends paid, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than ¥30 million is subject to a rate of 10%, the portion between ¥30 million and ¥100 million is subject to a rate of 15%, and the portion over ¥100 million is subject to a rate of 20%.

(b)	Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of income and comprehensive income (loss). Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets (See Note 5).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – REPRESENTATIVE’S WARRANTS LIABILITY

In connection with the Company’s IPO, the Company agreed to issue warrants to a representative of several underwriters, for a nominal consideration of $0.01 to purchase 300,000 ADSs of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $4.8 per ADS (equal to 120% of the Company’s IPO offering price of $4.00 per ADS). The Representative’s Warrants will be exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in U.S. dollars, a currency other than the Company’s functional currency, ¥, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2022, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the year ended March 31, 2022, these Representative Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $369,404 from the change in fair value of the Representative’s Warrants liability subsequently for year ended March 31, 2022.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) on the date that these warrants were originally issued and as of March 31, 2022 using the following assumptions:

	January 13, 2022	March 31, 2022
Representative’s Warrants liability
Stock price	$4.00	$2.12
Exercise price	$4.80	$4.80
Expected term (years)	5.00	4.79
Risk-free interest rate	1.47%	2.42%
Expected volatility	55.39%	56.86%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

At the incorporation, the number of authorized ordinary shares was 1,000 and 1,000 ordinary shares were issued to the original shareholder of the Company for cash of ¥10,000,000 ($85,060). The issued ordinary shares were subsequently transferred to Mr. Mei Kanayama, the controlling shareholder of the Company.

On April 25, 2011, the number of authorized ordinary shares was increased to 10,000. 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥20,000,000 ($248,640), the controlling shareholder of the Company.

On October 15, 2014, 500 shares were transferred from Mr. Mei Kanayama to Mr. Yingjia Yang, the minority shareholder of the Company.

On July 30, 2016, 2,000 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥20,000,000 ($195,960).

On March 30, 2017, 4,410 new ordinary shares were issued to Mr. Mei Kanayama for cash of ¥44,100,000 ($396,327), and 490 new ordinary shares were issued to Mr. Yingjia Yang for cash of ¥4,900,000 ($44,036).

On October 22, 2020, the Company’s shareholders approved an increase in the number of the Company’s authorized ordinary shares from 10,000 to 300,000, and 72,909 new ordinary shares were issued to Mr. Mei Kanayama and 8,101 new ordinary shares were issued to Mr. Yingjia Yang, which share issuances were equivalent to a forward split of the Company’s outstanding ordinary shares at an approximate or rounded ratio of 9.1828-for-1 share. The Company has retroactively restated the shares and per share data for all the periods presented. As a result, the Company had 300,000 authorized ordinary shares and 90,910 ordinary shares were issued and outstanding as of March 31, 2020.

On November 10, 2020, 9,090 ordinary shares were issued to Grand Elec-Tech Limited, which the Company subsequently repurchased and cancelled on January 20, 2021. On December 25, 2020, 2,041 new ordinary shares were issued to SHUR Co., Ltd. for cash of ¥150,001,254 ($1,446,012).

On February 5 and 12, 2021, an issuance of 9,090 ordinary shares to Grand Elec-Tech Limited was authorized by the Company’s board of directors and a general meeting of shareholders, respectively. Grand Elec-Tech Limited was obliged to contribute the price of such issuance amounting to ¥200,007,270 (approximately $1.9 million) by August 12, 2021. Grand Elec-Tech Limited started to make payments in April 2021 and contributed the fully amount by June 22, 2021. On June 22, 2021, the Company’s shareholders and board of directors passed a resolution to amend the original date of payment from August 12, 2021 to June 22, 2021, and on the same day, the Company issued the 9,090 shares to Grand Elec-Tech Limited.

On August 18, 2021, shareholders of the Company approved an increase in the number of the Company’s authorized Ordinary Shares from 300,000 to 100,000,000 and the Company’s board of directors approved a forward split of the Company’s outstanding Ordinary Shares at a ratio of 294-for-1 share, which became effective on the same day.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHAREHOLDERS’ EQUITY (continued)

Initial public offering

On January 13, 2022, the Company closed its IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including over-allotment shares, was approximately $21.4 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2022 and 2021, the total restricted net assets of the Company amounted to $25,002,731 and $2,416,635, respectively.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2022 and 2021, there were no legal claims and litigation against the Company.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different distribution channels. Based on management’s assessment, the Company has determined that it has three operating segments.

The following table presents the segment information for the years ended March 31, 2022, 2021, and 2020, respectively:

	For the Year Ended March 31, 2022
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$10,836,229	$121,164,347	$96,436,120	$228,436,696
Merchandise costs	$9,596,336	$98,328,079	$81,457,709	$189,382,124
Interest expenses, net	$(127,675)	$(1,427,579)	$(1,136,227)	$(2,691,481)
Provision for income tax	$103,396	$1,156,110	$920,162	$2,179,668
Net income	$155,240	$1,735,792	$1,381,537	$3,272,569
Depreciation and amortization	$49,123	$549,273	$437,173	$1,035,569
Capital expenditures	$705,690	$1,174,609	$934,885	$2,815,184
Total assets	$6,219,359	$67,291,828	$49,833,993	$123,345,180
Total liabilities	$4,588,581	$42,053,619	$32,090,251	$78,732,451

	For the Year Ended March 31, 2021
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$29,502,329	$111,435,341	$80,577,072	$221,514,742
Merchandise costs	$24,608,915	$88,899,645	$68,051,379	$181,559,939
Interest expenses, net	$(260,174)	$(982,724)	$(710,592)	$(1,953,490)
Provision for income tax	$440,447	$1,663,646	$1,202,955	$3,307,048
Net income	$735,525	$2,778,203	$2,008,873	$5,522,601
Depreciation and amortization	$58,853	$222,299	$160,741	$441,893
Capital expenditures	$781,023	$1,252,666	$905,782	$2,939,471
Total assets	$10,593,798	$55,595,433	$46,752,624	$112,941,855
Total liabilities	$12,189,004	$45,654,076	$32,864,338	$90,707,418

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

	For the Year Ended March 31, 2020
	Directly- Operated Physical Stores	Online Stores	Franchise Stores and Wholesale Customers	Total
Revenue	$45,824,603	$50,464,251	$43,285,104	$139,573,958
Merchandise costs	$36,860,755	$38,336,001	$36,891,293	$112,088,049
Interest expenses, net	$(619,870)	$(682,630)	$(585,518)	$(1,888,018)
Provision for income tax	$871,941	$960,224	$823,621	$2,655,786
Net income	$1,605,749	$1,768,327	$1,516,761	$4,890,837
Depreciation and amortization	$132,364	$145,766	$125,029	$403,159
Capital expenditures	$1,633,006	$959,068	$822,629	$3,414,703
Total assets	$14,531,739	$42,528,146	$35,892,174	$92,952,059
Total liabilities	$25,368,417	$27,425,786	$24,194,192	$76,988,395

NOTE 16 – SUBSEQUENT EVENTS

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire 100% equity interests in Tokyo Lifestyle Limited, a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Qingzhiliangpin. This acquisition is a critical initiative of the Company’s business strategy to boost the Company’s business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in its retail business. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in Tokyo Lifestyle Limited in consideration of the sum of ¥392,000,000 in cash (approximately US$2,805,192), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a meeting on June 27, 2022, and closed on July 27, 2022.

These consolidated financial statements were approved by management and available for issuance on August 15, 2022, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.