Form 20-F
period 2023-03-31
Yoshitsu Co., Ltd
filed 2023-07-31
CIK 1836242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Telephone: +81356250668

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share (defined below);

●	“Japanese yen” or “¥” are to the legal currency of Japan;

●	“Kaika International” are to Kaika International Co., Ltd., formerly known as Tokyo Lifestyle Co., Ltd., a stock company incorporated pursuant to the laws of Japan, which is wholly owned by Yoshitsu (defined below);

●	“Ordinary Shares” are to the ordinary shares of Yoshitsu;

●	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customers during such period even if the customer made the first purchase from us in the same period. We determine that a customer has purchased products from us (a) in our directly-operated physical stores or franchise stores if the customer uses our rewards card when making payments or (b) in our online stores if a customer with the same phone number has made purchases in our online stores before;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to Yoshitsu and its subsidiary, as the case may be; and

●	“Yoshitsu” are to Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2023, 2022, and 2021. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2023	2022	2021
At the end of the year - ¥	¥1=$0.007519	¥1=$0.008208	¥1=$0.009034
Average rate for the year - ¥	¥1=$0.007402	¥1=$0.008908	¥1=$0.009434

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

The beauty and health products markets in Japan, China, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offerings of sundry products and other products. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

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

Our liquidity relies significantly on short-term borrowings. As of March 31, 2023, we had approximately $60.6 million in short-term borrowings outstanding. As of March 31, 2022, we had approximately $40.3 million in short-term borrowings outstanding. As of the date of this annual report, we repaid all of our outstanding $40.3 million short-term borrowings as of March 31, 2022 upon their maturity. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

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

As of March 31, 2023, we had approximately $60.6 million in short-term borrowings and $13.1 million in long-term borrowings outstanding.

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

The COVID-19 pandemic has materially and adversely affected our business operations and operating results. Our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023 due to the impact of the COVID-19 pandemic. Partially offset by the decrease in our operating expenses, our net income decreased from $3,924,148 during the fiscal year ended March 31, 2022 to a net loss of $8,048,822 during the fiscal year ended March 31, 2023, representing a decrease of 305.1%. For additional information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.”

As of the date of this annual report, the daily life of Japanese residents is largely back to its normal state, with the Japanese government allowing travel in and out of the country, subject to customary vaccination records and basic health precautionary measures. There is continuing significant uncertainty regarding the extent to which and how long the COVID-19 pandemic and related government directives, actions, and economic relief efforts will disrupt the Japanese economy. The extent to which the COVID-19 pandemic impacts our operational and financial performance in fiscal year 2023 will depend on future developments, including the duration of the COVID-19 pandemic, the acceptance and effectiveness of vaccines, and the impact of COVID-19 and related containment and mitigation measures on our customers and employees, all of which are highly uncertain, unpredictable, and outside our control.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. During the fiscal year ended March 31, 2021, we added a franchise store in Canada, but we did not open any new directly-operated physical store and closed a franchise store in the U.S. and a franchise store in Hong Kong due to the impact of the COVID-19 pandemic. During the fiscal year ended March 31, 2022, we opened three new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added two franchise stores, and developed 16 new wholesale customers. During the period from April 1, 2022 to the date of this annual report, we opened two new directly-operated physical stores in Japan and six new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added one franchise store, and developed 66 new wholesale customers; however, during the same period, we closed three directly-operated physical stores in Japan and four directly-operated physical stores in Hong Kong, transited four directly-operated physical stores in Japan into franchise stores, and transited four franchise stores in Canada into wholesale customers. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, information gathered from various sources, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if we need to modify the layout of our new stores to minimize contact with customers. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

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

A significant portion of our revenue is generated by sales to our franchise stores. As of the date of this annual report, we have one franchisee operating eight franchise stores in the U.S., one franchisee operating one franchise store in the U.K., and one franchisee operating one franchise store in Japan. Franchisees are independent operators, and their employees are not our employees.

We enter into trademark license agreements with overseas franchisees, pursuant to which, we license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” and sell our products to the franchisees. We enter into franchise agreements with domestic franchisees, pursuant to which, we grant the franchisees the right to operate the stores under the names “TOKYO LIFESTYLE” and “REIWATAKIYA” and provide management support to the franchisee, including joint procurement and ordering, while the franchisee takes charge of daily operation under our guidance. The quality of franchise store operations, and its effect on our brand, may be diminished by any number of factors beyond our control. Additionally, franchisees may not operate their stores in a manner consistent with our standards and requirements or they or their employees may take other actions that adversely affect the value of our brand. In such event, our business and reputation may suffer, and as a result our revenue could decline.

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

The operation of our franchise stores relies significantly on three franchisees and if any of them terminate their trademark license agreements or franchise agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our three existing franchisees. As of the date of this annual report, we have one franchisee operating eight franchise stores in the U.S., one franchisee operating one franchise store in the U.K., and one franchisee operating one franchise store in Japan. Our trademark license agreements and franchise agreements with the franchisees have a term of one to three years and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. If any of our three franchisees terminate their trademark license agreements or franchise agreements with us or request more favorable terms than the ones we currently have to continue such agreements, our business and results of operations would be materially and adversely affected.

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

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the fiscal years ended March 31, 2023, 2022, and 2021, our product sales attributable to these brands accounted for approximately 19.87%, 22.89%, and 65.35% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our total purchases. During the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our total purchases. During the fiscal year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate two distribution centers, which house the distribution operations for our physical stores together with the order fulfillment operations of our franchise stores. We plan to open a new distribution center in Malaysia in 2023 to support and replenish inventory at our physical stores and franchise stores in Malaysia. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategies—Enhancing Our Technology Platform and Infrastructure.” If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by two distribution centers. This dependence on two distribution centers, combined with the fact that we are a retailer and wholesaler carrying approximately 37,700 stock keeping units (“SKUs”) of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our online stores. In addition, we have identified the need to expand and upgrade our information systems to support recent and expected future growth, including the opening of our new distribution center in October 2022. As part of this expansion of our information systems, we have modified our warehouse management system to support our distribution centers. The failure of our information systems to perform as designed, including the failure of our warehouse management system to operate as expected during the holiday season or to support our distribution centers, could have a material adverse effect on our business and results of our operations. Any material disruption of our information systems could disrupt our ability to track, record, and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process online orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers’ private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $1,367,485, $3,154,574, and $4,080,568 in promotion and advertising expenses during the fiscal years ended March 31, 2023, 2022, and 2021, respectively. Marketing approaches and tools in the beauty and health products markets in Japan, China, Canada, the U.K., and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

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

Sales to the China market represented approximately 51.1%, 84.2%, and 77.4% of our revenue for the fiscal years ended March 31, 2023, 2022, and 2021, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations and financial condition.

To date we have generated a significant portion of our revenue from sales to the China market. During the fiscal years ended March 31, 2023, 2022, and 2021, sales to the China market accounted for approximately 51.1%, 84.2%, and 77.4% of our revenue, respectively. We expect such sales to continue to comprise a significant part of our revenue going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to sell our products to customers based in China would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

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

On April 27, 2020, the Cyberspace Administration of China (the “CAC”), along with 11 other authorities, promulgated the Measures for Cybersecurity Review, effective on June 1, 2020, which are applicable to “critical information infrastructure operators” (“CIIO”) who purchase network products and services in China. On July 10, 2021, the CAC released a revised draft for comments of the Cybersecurity Review Measures, which expanded the scope of review to include data processors who engage in data processing activities that affect or may affect the national security of China. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022.

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

There remains uncertainty, however, inherent in relying on an opinion of counsel in connection with whether aspects of our business could be subject to Chinese laws and regulations. The PRC regulatory agencies, including the CAC, may not reach the same conclusion as our PRC counsel has and they may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021 version) or the PIPL. In light of the significance of online sales in China to our business, if the CAC or other relevant PRC regulatory agencies were to determine that we are subject to the cybersecurity review as required by Measures for Cybersecurity Review (2021 version) or the PIPL, we may be required to suspend part of our operations or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to beauty and health products;

●	failure to properly comply with Japanese laws and regulations relating to the export of our products;

●	compliance with multiple and potentially conflicting regulations in Europe, Asia, Oceania, and North America, including export requirements, tariffs, import duties, and other trade barriers, as well as health and safety requirements;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	the economic burden and uncertainty placed on our customers by the imposition and threatened imposition of tariffs by the U.S., China, and other countries;

●	seasonal reductions in business activities, particularly throughout Europe;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from the COVID-19 pandemic, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates that may affect product demand and may adversely affect the profitability in Japanese yen of products provided by us in foreign markets where payment for our products is made in the local currency, including any fluctuations caused by uncertainties relating to Brexit;

●	impact of Brexit on the U.K.’s access to the European Union Single Market, the related regulatory environment, the global economy, and the resulting impact on our business;

●	changes in general economic, health, and political conditions in countries where our products are sold;

●	potential labor strike, lockouts, work slowdowns, and work stoppages;

●	restrictions on downsizing operations in Europe and expenses and delays associated with any such activities; and

●	different consumer preferences and requirements in specific international markets.

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

In addition, we hired third-party e-commerce marketplace operators to operate our overseas online stores and depended on online customer service representatives from these third-party e-commerce marketplace operators to provide live assistance to our overseas online customers 24 hours a day, seven days a week. As of August 2022, we used approximately 12 customer service representatives from third-party e-commerce marketplace operators. In August 2022, to reduce our operating expenses and credit risk, we outsourced the entire operations of our overseas online stores to the third-party e-commerce marketplace operators and transited from selling products to individual overseas online customers to selling products to the third-party e-commerce marketplace operators, who therefore became our e-commerce wholesale customers (the “EC Wholesale Customers”) and were authorized to continue operating the overseas online stores on our behalf, including using their online customer service representatives to provide live assistance to the overseas online customers.

For more detailed discussion of the overseas online stores and our EC Wholesale Customers, please refer to “Item 4. Information on the Company—B. Business Overview—Our Distribution Channels—Online Stores.” If our EC Wholesale Customers and their customer service representatives fail to provide satisfactory service, or if wait times are too long due to the high volume of requests from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding the customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we or any of our EC Wholesale Customers are unable to continue to provide, or maintain, a high-quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, reputation, financial condition, and results of operations.

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

The third-party e-commerce marketplace operators for our online stores collect and store personal information relating to our customers, including their personally identifiable information, and rely on third parties for the various social media tools and websites we use as part of our marketing strategy. Our directly-operated physical stores in Hong Kong also collect and store personally identifiable information during membership registering for Customers. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding our employees, customers, or website visitors could harm our reputation and credibility, reduce our online sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers, and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

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

We recently started to cooperate with suppliers to develop our own private label products. However, there is no assurance that our private label product offerings will generate customer interest and meet consumer needs or expectations. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing, and marketing costs and expenses with respect to these products, and our business, results of operations, and financial condition may be adversely affected.

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

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended March 31, 2023, 2022, and 2021, 57.5%, 90.6%, and 81.0%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 36,250,054 of our Ordinary Shares are issued and outstanding. Among these shares, 11,595,214 are in the form of ADSs. All our ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

From the closing of our initial public offering on January 13, 2022 to July 31, 2023, the closing price of the ADSs has ranged from $0.94 to $29.52 per ADS. The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

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

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weaknesses identified were (i) a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) deficiencies in our information technology (“IT”) general controls regarding access and password management, IT operations, and cybersecurity of our financial system and key operation systems. Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) improving our IT environment and daily management. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Our largest shareholder, Mr. Mei Kanayama, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

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

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Based on our operations and the composition of our assets, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We began our operations through Yoshitsu, a stock company incorporated on December 28, 2006 pursuant to the laws of Japan. On October 24, 2019, Yoshitsu incorporated a wholly owned subsidiary, Tokyo Lifestyle Co., Ltd., pursuant to the laws of Japan. On August 25, 2022, Tokyo Lifestyle Co., Ltd. changed its name to Kaika International Co., Ltd.

On December 25, 2020, we established a new company in Japan, Palpito Co., Ltd. (“Palpito”), owned 40% by Yoshitsu and 60% by two unrelated third parties. Palpito is a retailer and wholesaler of art toys, which are toys and collectibles created by artists and designers that are either self-produced or made by small, independent toy companies, typically in very limited editions.

On January 13, 2022, we closed our initial public offering (“IPO”) of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $21.4 million. In connection with the IPO, the ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

On July 20, 2022, we entered into a definitive agreement (the “Agreement”) with All Seas Global Limited (the “Seller”). Mr. Mei Kanayama, the representative director of our Company, holds 100% of the equity interests in the Seller, and hence, the Seller and us are related parties under common control. Tokyo Lifestyle Limited is a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”). Pursuant to the Agreement, we agreed to acquire 100% of the equity interests in Tokyo Lifestyle Limited in consideration of the sum of ¥392,000,000 in cash (approximately US$2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by our board of directors at a meeting on June 27, 2022, and closed on July 27, 2022. This acquisition is a critical initiative of our business strategy to boost our business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in our retail business.

On June 30, 2023, we entered into two share transfer agreements (the “Agreements”) with Seihinkokusai Co., Ltd. (“Seihinkokusai”), an entity of which Mr. Mei Kanayama’s wife is a director and the representative director, to sell our 100% equity interests in Kaika International and 40% equity interests in Palpito to Seihinkokusai, for cash consideration of ¥5,000,000 (approximately $37,595) and ¥40,000,000 (approximately $300,760), respectively. The transactions were negotiated at arm’s length and were approved by our board on June 30, 2023. The cash consideration was fully received, and the transactions were completed on July 1, 2023.

On October 26, 2022, the board of directors of Tokyo Lifestyle Limited approved the acquisition of REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) from the Seller, who held 60% equity interests in Reiwatakiya. Reiwatakiya is an entity incorporated on June 14, 2022 and is not in operation as of the date of this annual report. It is expected to principally engage in the import and retail of Japanese beauty and cosmetic products in Malaysia. The 60% equity interests in Reiwatakiya were transferred to Tokyo Lifestyle Limited on October 26, 2022 with no consideration. As Tokyo Lifestyle Limited and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at Reiwatakiya’s historical carrying value. On January 4, 2023, Tokyo Lifestyle Limited acquired the remaining 40% of the equity interests in Reiwatakiya from a third-party shareholder with no consideration and Reiwatakiya became the wholly owned subsidiary of Tokyo Lifestyle Limited.

The following chart illustrates our corporate structure as of the date of this annual report.

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents 14,775,050 Ordinary Shares held by Tokushin G. K., which is owned by Mr. Kanayama and his family, as of the date of this annual report.

(2)	Represents 2,672,754 ADSs held by Yingjia Yang, each representing one Ordinary Share, as of the date of this annual report, according to a Schedule 13G filed by Yingjia Yang on December 31, 2021 with the SEC.

(3)

Represents 2,672,460 ADSs held by Grand Elec-Tech Limited, which is 100% owned by Zhiyong Chen, as of the date of this annual report, according to a Schedule 13G filed by Grand Elec-Tech Limited on December 31, 2021 with the SEC.

(4)	Represents 2,063,300 Ordinary Shares held by Prometheus Capital Fund I, L.P., whose sole general partner is Prometheus Capital GP Limited, as of the date of this annual report.

(5)	Represents 600,054 Ordinary Shares held by a shareholder of Yoshitsu, which holds less than 5% of our Ordinary Shares, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

Corporate Information

Our headquarters are located at Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan, and our phone number is +81356250668. Our English website address is www.ystbek.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. We currently offer approximately 37,700 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 24,500 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 36,800 SKUs of sundry products, including home goods, and 29,500 SKUs of other products, including food and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations and opened five new online stores, added a franchise store in Canada, and developed 30 new wholesale customers during the fiscal year ended March 31, 2021; we opened three new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added two franchise stores, and developed 16 new wholesale customers during the fiscal year ended March 31, 2022; and during the period from April 1, 2022 to the date of this report, we opened two new directly-operated physical store in Japan and six new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added one franchise stores, and developed 66 new wholesale customers. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products, sundry products, and other products.

Since our inception, we have built a large base of customers, which has been essential for our rapid growth. During the fiscal years ended March 31, 2023, 2022, and 2021, our physical stores served approximately 542,276, 431,484, and 537,537 customers, respectively, and orders placed by our repeat customers accounted for approximately 40%, 47%, and 48% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 615,571, 2,091,231, and 2,203,000 customers, respectively, and orders placed by our repeat customers accounted for approximately 54%, 39%, and 26% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 154,344, 259,746, and 204,500 customers, and orders placed by our repeat customers accounted for approximately 54%, 51%, and 45% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 119 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved growth and profitability. Our revenue increased from $224,758,556 during the fiscal year ended March 31, 2021 to $234,752,580 during the fiscal year ended March 31, 2022, representing a slight increase of 4.4%. However, due to the negative impact of the recent resurgence of the COVID-19 on our revenue and an increase in our operating expenses, our revenue decreased to $169,724,346 during the fiscal year ended March 31, 2023, representing a decrease of 27.7%. Our net income decreased from $4,952,327 during the fiscal year ended March 31, 2021 to $3,924,148 during the fiscal year ended March 31, 2022, representing a decrease of 20.8%. During the fiscal year ended March 31, 2023, our net income decreased to a net loss of $8,048,822, representing a decrease of 305.1%.

Since our inception, we have financed our operations primarily through bank loans. As of the date of this annual report, we have approximately $60.6 million in short-term borrowings outstanding, with a maturity date in September 2023, and approximately $13.1 million in long-term borrowings outstanding, with maturity dates ranging from June 2023 to December 2053. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Sales to the China market represent a significant part of our revenue. During the fiscal years ended March 31, 2023, 2022, and 2021, sales to the China market accounted for approximately 51.1%, 84.2%, and 77.4% of our revenue, respectively, mainly due to the increased online sales in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Sales to the China market represented approximately 51.1%, 84.2%, and 77.4% of our revenue for the fiscal years ended March 31, 2023, 2022, and 2021, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations.” As we plan to expand into new markets by opening new stores, including adding additional directly-operated physical stores in Japan and Hong Kong, and adding new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia and Taiwan during the next three years, we expect the percentage of sales to the China market to decrease in the future. See “—Our Growth Strategies—Expanding into New Markets by Opening New Stores.”

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 37,700 SKUs of beauty products, 24,500 SKUs of health products, 36,800 SKUs of sundry products, and 29,500 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedbacks, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Multi-Channel Distribution Network

We have built a multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. Our directly-operated physical stores, online stores, and franchise stores and wholesale customers contributed 7%, 12%, and 81% of our total revenue for the fiscal year ended March 31, 2023, respectively,6%, 52%, and 42% of our total revenue for the fiscal year ended March 31, 2022, respectively, 14%, 50%, and 37% of our total revenue for the fiscal year ended March 31, 2021, respectively.

We operate our seven physical stores in Japan and six physical stores in Hong Kong directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution centers. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

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

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 13 as of the date of this annual report, the number of our franchise stores only decreased slightly from 11 as of March 31, 2019 to 10 as of the date of this annual report, and the number of our wholesale customers increased from 28 as of March 31, 2019 to 128 as of the date of this annual report. However, due to the negative impact of the recent resurgence of the COVID-19 on our revenue and the increase in our operating expenses, our overall gross margin decreased slightly by 2 percentage points from 19% for the fiscal year ended March 31, 2022 to 17% for the fiscal year ended March 31, 2023. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our rapid expansion is supported by our two distribution centers. We believe our distribution centers enable us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

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

Our Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, China, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas around Tokyo, and expect the expenses related to opening these stores to be approximately ¥350 million to ¥500 million ($2.9 million to $4.1 million); we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and, as our overall strategy is to focus more on the development of overseas franchise and wholesale sales, we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia, and Taiwan. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in Malaysia See “—Enhancing Our Technology Platform and Infrastructure” below.

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

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in IT and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution centers. We also anticipate upgrading and improving the integration of our existing operation and financial systems. In addition, we opened a new distribution center in Hong Kong in 2022 to support and replenish inventory at our physical stores and wholesale customers in Hong Kong. The cost for opening the new distribution center was approximately $0.3 million.

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 37,700 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

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

We supplement our beauty products with health products and we currently have approximately 24,500 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

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

We also currently have approximately 36,800 SKUs of sundry products available through our distribution channels. The following table illustrates the categories of sundry products we sell:

Product Category	Product Description
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Miscellaneous	Spa supplies, clothing, formula milk, and diapers

We also currently have approximately 29,500 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes and pet food

The following tables illustrate our revenue for the fiscal years ended March 31, 2023, 2022, and 2021 by product categories:

	Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021
Product Category	Amount	%	Amount	%	Amount	%
Beauty products	$128,781,665	75.9%	$154,741,555	65.9%	$141,921,837	63.1%
Health products	18,701,204	11.0%	19,374,420	8.3%	39,818,777	17.7%
Sundry products	11,033,924	6.5%	50,513,824	21.5%	32,920,998	14.6%
Other products	11,207,553	6.6%	10,122,781	4.3%	10,096,944	4.5%
Total	$169,724,346	100.0%	$234,752,580	100.0%	$224,758,556	100.0%

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

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan and Hong Kong, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, (iii) franchise stores in the U.S. and the U.K., and wholesale customers in Japan and other countries including China, the U.S., and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” to be used by these franchise stores.

The following tables illustrate our revenue for the fiscal years ended March 31, 2023, 2022, and 2021 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021
Geographic Area	Amount	%	Amount	%	Amount	%
Japan domestic market	$72,190,276	42.5%	$22,022,276	9.4%	$42,728,171	19.0%
China market	86,702,023	51.1%	197,596,778	84.2%	173,918,701	77.4%
Other overseas markets	10,832,047	6.4%	15,133,526	6.4%	8,111,684	3.6%
Total	$169,724,346	100.0%	$234,752,580	100.0%	$224,758,556	100.0%

	Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022		Fiscal Year Ended March 31, 2021
Distribution Channel	Amount	%	Amount	%	Amount	%
Directly-operated physical stores	$11,606,180	6.8%	$12,965,904	5.5%	$30,645,214	13.6%
Online stores	20,700,011	12.2%	122,150,105	52.0%	111,435,341	49.6%
Franchise stores and wholesale customers	137,418,155	81.0%	99,636,571	42.5%	82,678,001	36.8%
Total	$169,724,346	100.0%	$234,752,580	100.0%	$224,758,556	100.0%

Physical Stores

We currently directly operate seven physical stores in five cities in Japan and six physical stores in Hong Kong under the names “Tokyo Lifestyle” and “東京生活館.” We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information of our directly-operated physical stores as of the date of this annual report:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Kameido Store	Tokyo	1,600	August 1, 2015
3	Koshigaya Ryutsu Danchi Store	Koshigaya	1732	October 1, 2021
4	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
5	Shinbashi Store	Tokyo	3,756	June 28, 2019
6	Nishi Kasai Store	Tokyo	3,087	June 6, 2022
7	Nishi Kawaguchi Store	Koshigaya	4,226	January 18,2023
8	Lohas Park Store	Hong Kong	815	September 30, 2021
9	Telford Plaza Store	Hong Kong	909	November 10, 2021
10	Nina Mall Store	Hong Kong	1163	August 30, 2022
11	Citylink Plaza Store	Hong Kong	688	October 20, 2022
12	Facesss Store	Hong Kong	809	January 19,2023
13	The Wai Store	Hong Kong	2081	July 22, 2023

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

Each physical store is typically staffed with a general manager, who usually oversees multiple stores, two full-time employees, and eight independent contractors. The general manager oversees all store activities, including inventory management, merchandising, cash management, scheduling, hiring, and customer services. The full-time employees assist the general manager with store activities and the independent contractors are responsible for daily activities of the store, such as greeting customers, answering questions, offering assistance, suggesting items, lending opinions, providing product information, and cleaning. General managers and full-time employees receive bonuses depending on their position and performance. Each general manager reports to our director of store management, who in turn reports to our corporate officer, Mr. Uehara. Mr. Uehara reports to our representative director, Mr. Mei Kanayama.

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

Online Stores

We sell our products through 17 domestic online stores on our websites and on various e-commerce marketplaces, including Rakuten, Yahoo! Japan, Amazon Japan, and Wowma! in Japan, and nine overseas online stores on e-commerce marketplaces, including Tmall Global, JD Worldwide, and Pinduoduo in China, and Coupang in Korea.

The domestic online stores are directly operated by our employees and independent contractors. For the overseas online stores, from April 2022 to August 2022, we hired third-party e-commerce marketplace operators to operate the overseas online stores and improve our online interaction with overseas customers and the efficiency of our overseas customers’ online ordering process, and paid these third-party e-commerce marketplace operators transaction commissions ranging from 1.8% to 3% based on our sales amount. In August 2022, to reduce our operating expenses and credit risk, we outsourced the entire operations of our overseas online stores to third-party e-commerce marketplace operators and transited from selling products to individual overseas online customers to selling products to the third-party e-commerce marketplace operators, who therefore became our EC Wholesale Customers and were authorized to continue operating the overseas online stores on our behalf. We have since then ceased paying the transaction commissions, and entered into customary master sales and purchase agreements with the EC Wholesale Customers. For more detailed discussion of the customary master sales and purchase agreements with our wholesale customers, please refer to “—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.” We classify the income generated from the sales to the EC Wholesale Customers as our wholesale customers income, and transfer the payments of individual online customers we received from overseas e-commerce marketplaces to the EC Wholesale Customers.

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

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create an enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of the date of this annual report, there were an aggregate of approximately 75,600 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via account management systems of third-party e-commerce marketplace operators by allowing customers to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan, China, and Korea. To facilitate the ease of the checkout process for our repeat customers, the database of third-party e-commerce marketplace operators keeps track of these customers’ preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

We deliver orders placed on our online stores or by our EC Wholesale Customers to all areas in Japan, China, and Korea from our distribution centers or third-party warehouses through reputable third-party delivery companies with nationwide coverage, such as Nippon Express, FedEx, UPS, and EMS China, and regional delivery companies. We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company and optimize the delivery process, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. Our logistics agreements with third-party delivery companies typically have a term of one year and are automatically renewed for successive one-year terms, unless earlier terminated.

Franchise Stores and Wholesale Customers

As of the date of this annual report, we have eight franchise stores in the U.S., one franchise store in the U.K., and one franchise store in Japan. The following table summarizes the information of our franchise stores:

City	Number of Franchise Stores	Total Size (Square Feet)	Opened
Los Angeles	3	4,800	August 2016, April 2017, and August 2017
Las Vegas	1	3,000	July 2019
Houston	1	1,884	July 2018
Seattle	1	1,200	December 2017
New York	1	3,000	February 2019
Boston	1	2,185	February 2020
London	1	495	May 2021
Tokyo	1	1,219	July 29, 2023

In addition, as of the date of this annual report, we have approximately 128 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Franchise Profile and Trademark License Agreements

As of the date of this annual report, we have one franchisee operating eight U.S. franchise stores, one franchisee operating one U.K. franchise store, and one franchisee operating one Japan franchise store. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

We enter into trademark license agreements with overseas franchisees, under which the overseas franchisee is granted a revocable license and non-exclusive right to use certain of our trademarks, such as “東京生活館” and “REIWATAKIYA,” solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the overseas franchisee. In exchange, the overseas franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $568) per franchise store and to purchase at least 75% of the products sold in their stores (except heavy products, such as purified water) from us. Regarding the remaining 25% of the products sold in their stores, we do not limit the kinds of products that our overseas franchisees may purchase from third parties or the sources of such products. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. We also have the right, subject to applicable laws in Japan, to terminate a trademark license agreement for a variety of reasons, including a franchisee’s violation or threatened violation of the agreement, discontinuation of business, or a material change in the shareholding structure of the franchisee, among others.

We do not require our overseas franchisees to pay an initial fee to purchase the franchise, and we do not charge them additional fees for new franchise locations, other than increased royalty fees, which are billed monthly on a per franchise store basis. Our overseas franchise stores are not subject to mandatory requirements contracts and we do not earn commission on sales of products sold by the overseas franchise store. Instead, we enter into customary master sales and purchase agreements, similar to those with our wholesale customers as discussed below, with each of the overseas franchise stores operated by the overseas franchisees. We do not provide financing to our overseas franchisees.

We enter into franchise agreements with domestic franchisees, under which the domestic franchisee is granted a non-exclusive right to use our trademarks, logos, and related symbols, service marks, design signs, and other business-related indications and operate the domestic franchise store at the location specified in the agreement. The domestic franchisee also receives management support from us, including joint procurement and ordering of products. In particular, the domestic franchisee is required to procure products from us, or from the vendors designated by us with our prior approval. In exchange, the domestic franchisee is required to pay a franchisee fee of ¥3,000,000 (approximately $21,582), and a monthly royalty fee equals to 5% of the monthly sales proceeds plus the monthly cost of rent, security cameras, POS register system, and office management services. The franchise agreements have a term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. We also have the right, subject to the terms of the franchise agreements and applicable laws in Japan, to terminate the franchise agreement for a variety of reasons, including a franchisee’s violation or threatened violation of the agreement, discontinuation of business, or a material change in the shareholding structure of the franchisee, among others.

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

Key Opinion Leaders Advertising Services

Since June 2021, our wholly-owned subsidiary, Qingzhiliangpin, has provided online advertising solutions endorsing products or services in China for merchants (“Merchant Customers”) through a platform partner (the “Platform Partner”), Wuhan Juliangxingtu Technology Limited, and a key opinion leader (“KOL”) employee, who is a prominent social media influencer. Qingzhiliangpin enters into a platform service agreement (the “Platform Service Agreement”) with the Platform Partner to obtain an account (the “Account”) and access to the advertisement order platform operated by the Platform Partner (the “Platform”). The Platform Service Agreement has no specified end date and will continue to be valid unless and until the Platform Partner terminates the Platform Service Agreement by giving Qingzhiliangpin a written notice 15 days in advance. Through the Platform, Qingzhiliangpin receives advertisement orders from Merchant Customers with details of their advertising needs and requirements. Qingzhiliangpin determines with the Merchant Customers customary commission fees on an order-by-order basis prior to accepting the orders. After the orders are accepted, the KOL employee produces and posts online short video advertisements on Chinese short video platforms, such as Tik Tok and Kuaishou, according to the requirements of the Merchant Customers. After reviewing the work products and confirming acceptance with the Platform Partner, the Merchant Customers issue the commission fees to the Platform Partner, who settles the Account with Qingzhiliangpin every month and issues the commission fees to the bank account designated by Qingzhiliangpin after deducting certain service fees at a ratio that is determined in the Platform Service Agreement and is subject to updates through notices by the Platform Partner. As of the date of this annual report, Qingzhiliangpin has served 51 Merchant Customers and employed one KOL. The revenue generated from the KOL advertising services was $1,889,367 and $985,758, representing 1.1% and 0.4% of our total revenue during the fiscal years ended March 31, 2023 and 2022, respectively.

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

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2023, our directly-operated physical stores had approximately 44 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of August 2022, the third-party e-commerce marketplace operators of our overseas online stores used approximately 12 customer service representatives. After outsourcing our overseas online stores operations in August 2022, the third-party e-commerce marketplace operators, who became our EC Wholesale Customers, continued to use customer service representatives for our overseas online stores. For details about outsourcing operations of our overseas online stores, see “—Our Distribution Channels—Online Stores.” Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

We generally offer a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in our physical stores may be returned in store with receipt. For products sold in our online stores, customers must submit a return application request online, and the customer service representatives then review and process the return request or contact the customer by e-mail or by phone if there are questions relating to the request before it can be processed. Upon receipt of the returned product, the customer’s payment account will be credited with the purchase price. We believe our hassle-free return policies help build customer trust and increase customer loyalty.

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

As part of our marketing campaign, customers in our directly-operated physical stores in Japan and Hong Kong and our franchise stores in the U.S. can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each ¥100 spent in our directly-operated physical stores and subsequently each membership point can be used as ¥1 at our directly-operated physical stores when making payments; in Hong Kong, members of our rewards program earn one membership point for each HKD spent in our directly-operated physical stores and subsequently each 250 membership points can be used as HKD1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. In the U.S., members of our rewards program earn one membership point for each one U.S. dollar spent in our franchise stores, and subsequently these membership points can be redeemed for different products at our franchise stores; the membership points do not expire. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2023, 2022, and 2021, approximately 477,844, 387,700, and 237,000 customers had enrolled in our rewards program, respectively. We intend to further extend this program to enhance customer acquisition and retention.

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

We are developing a mobile shopping app named “TOKYOLIFESTYLE” (the “App”) on the App Store and Google Play. Featuring wide product availability, customized product recommendations, and convenient shopping experiences, the App is designed to become one of the leading global retail e-commerce platforms, by offering users a distinctive Japanese shopping experience. We plan to expand our business overseas by providing both online live sales promotions and physical store shopping experience. We estimate the cost associated with developing the App and related logistics facilities to be approximately $8 million to $10 million.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the fiscal year ended March 31, 2023, we directly sourced from 83 cosmetics companies and distributors and nine pharmaceutical companies and distributors. During the fiscal year ended March 31, 2022, we directly sourced from 83 cosmetics companies and distributors and eight pharmaceutical companies and distributors. During the fiscal year ended March 31, 2021, we directly sourced from 52 cosmetics companies and distributors and eight pharmaceutical companies and distributors. For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of our purchases in terms of monetary value, respectively.

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

Distribution

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our two distribution centers. The following table summarizes the information of our distribution centers as of the date of this annual report:

City	Total Size (Square Feet)	Opened
Tokyo	26,900	September 2021
Hong Kong	2,790	October 2022

Our suppliers deliver merchandise either directly to our physical stores or to our distribution centers, depending on demand from each distribution center or physical store, before we deliver them to our physical stores, customers of our online stores, and wholesale customers using our own vehicles and third-party logistics companies. At each distribution center, we maintain a small fleet of trucks to deliver to our physical stores and we typically replenish merchandise for each of our physical stores once every five days. For details about distribution for our online stores, see “—Our Distribution Channels—Online Stores.”

Our franchise stores have access to substantially the same types of merchandise as offered in our directly-operated physical stores in Japan, and each franchise store places its orders to us based on factors it determines, such as demand of consumers, popularity of merchandise, and seasonal trends. We typically wait until we have a sufficient amount of such orders to fill a shipping container before shipping merchandise from our distribution centers to our franchise stores through third-party logistics companies. In the event that a franchise store has an urgent need to replenish certain merchandise, we can also ship merchandise from our distribution centers to the franchise store through express delivery services provided by third-party logistics companies.

Warehouse Management System and Inventory Control

The operations of our Tokyo and Hong Kong distribution centers, including inventory management and deliveries, are integrated and coordinated using the warehouse management systems of Logizard ZERO, a cloud-based warehouse management system service providers in Japan, and of Eastop ERP, a cloud-based warehouse management system service providers in Hong Kong. The systems enable us to closely monitor each step of the fulfillment process of our online stores from the time a purchase order is confirmed and the product stocked in our distribution centers, up to when the product is packaged and picked up for delivery by third-party logistics companies for delivery to a customer. At each distribution center, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory level and item tracking in our distribution center. When preparing items for shipping, we repackage different types of products ordered by the same customer to our standardized boxes for optimized storage and sourcing in our distribution centers.

We manage our inventory carefully in order to minimize inventory holding costs, ensure timely delivery of merchandise, and maintain the variety of merchandise available in our stores. We hire a third-party inventory services provider to perform quarterly inventory counts in our directly-operated physical stores and distribution centers, and randomly pick 10 products to double-check the count results. We require our store and distribution center managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the management.

Cash Control

Approximately 60% of the sales in our physical stores in Japan are made in cash and we have adopted strict cash control procedures in all of our stores Japan. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores in Japan is collected and deposited every two to three days in designated bank accounts, which are controlled by our headquarters. After the cash is deposited, our financial department also carries out a reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each physical store are dispatched centrally two to three times a month based on budgeted amounts. Approximately 20% to 25% of the sales in our physical stores in Hong Kong are made in cash. We check and make inventory of the cash generated at our stores in Hong Kong daily before we seal and date the cash. The cash generated at our Hong Kong stores is collected and deposited every two weeks in designated bank accounts controlled by our Hong Kong subsidiary.

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

Competition

The beauty and health products markets in Japan, China, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. We believe we are well-positioned to effectively compete on the basis of price, quality of products, in-store presence, customer service, and e-commerce initiatives. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.”

Employees

We had 135, 124, and 76 full-time employees as of March 31, 2023, 2022, and 2021, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2023:

Function:	Number
Management	48
Store	44
Sales	43
Total	135

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

In addition to our full-time employees, we had 112, 102, and 73 independent contractors as of March 31, 2023, 2022, and 2021, respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 22,504 square feet of physical store, franchise stores, office, and residence space in Tokyo. We also own premises in Koshigaya on which we are operating a distribution center of approximately 26,900 square feet, lease an aggregate of approximately 19,807square feet of physical and franchise store space in Koshigaya, Saitama, Yokohama, and Hakuba, and six parking lots in Koshigaya, Saitama, and Tokyo, and lease an aggregate of approximately 9,255 square feet of physical store and warehouse space in Hong Kong. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	22,504	Three physical stores, one franchise store, offices, residence, and three parking lots	1 to 15
Koshigaya	5,958	Two Physical stores and two parking lots	3
Saitama	4,702	Physical store and parking lot	5
Yokohama	2,085	Physical store	10
Hakuba	7,062	Franchise store	3
Hong Kong	9,255	Six physical stores and warehouse	1 to 3

We lease these premises from independent third parties, except as discussed below, under operating lease agreements, which are typically renewable every one to three years.

We lease approximately 2,696 square feet of office space and a parking lot in Tokyo pursuant to a lease agreement we entered into on June 25, 2021 with Seihinkokusai Co., Ltd. (“Seihinkokusai”), an entity of which Mr. Kanayama’s wife is a director and the representative director. The monthly rent is ¥0 for the first eight months and ¥1,422,000 (approximately $13,415) afterwards, and we also paid ¥14 million (approximately $126,476) as a rental security deposit. The lease period is from August 1, 2021 to July 31, 2024 and may be renewed unless Seihinkokusai notifies us in writing of the termination of the lease for legitimate reasons between six months and one year prior to the expiration of the lease. Regardless of the above, we may terminate the lease at any time by providing Seihinkokusai with three-month prior notice or payment of three-month rent.

We also lease approximately 7,062 square feet of franchise store space in Hakuba pursuant to a lease agreement we entered into on March 22, 2021 with Seihinkokusai. The monthly rent is ¥0 for the first three months and ¥1,000,000 (approximately $9,434) afterwards, and we also paid ¥10 million (approximately $75,190) as a rental security deposit. The lease period is from April 1, 2021 to December 31, 2023. The lease will terminate upon expiration of the lease period if Seihinkokusai notifies us in writing of the termination of the lease between six months and one year prior to the expiration of the lease (the “Notice Period”). If Seihinkokusai notifies us of the termination of the lease after the Notice Period has expired, the lease will be terminated after six months from the date of the notice. Regardless of the above, we may terminate the lease at any time by providing Seihinkokusai with three-month prior notice or payment of three-month rent.

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

As March 31, 2023, we owned 15 trademarks in Japan:

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

In addition, as of March 31, 2023, we had registered four domain names relating to our business, namely ystbek.co.jp, qingzhiliangpin.com, tokyoplus.jp, and jlenses.com, in Japan.

As of March 31, 2023, we also had three pending trademark registration and owned 19 trademarks in other countries and regions:

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

Regulations

We are subject to a number of Japanese laws and regulations that affect retailers, wholesalers, or online sellers of beauty and health products in Japan. These may involve product quality and customer protection, maintenance of websites and e-commerce, labor laws, shipping of goods, environment, food and beverage product sales, advertising, lease agreements, protection of personal information, securing of safety of pharmaceuticals and medical devices, liquor tax, secondhand dealers, and consumption tax. Because we also sell our products to individual and wholesale customers in other countries, including China, the U.S., the U.K., and Canada, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees, or infrastructure.

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

Revenue

Our net revenue is derived primarily from retail and wholesale of Japanese beauty and health products, as well as sundry products and other products. We have experienced growth since our inception, resulting from our focus on maintaining the quality of our products and customer services. Growth of our revenue is primarily driven by expanding our distribution network, both in Japan and overseas. Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotional and competitive activities, and spending habits of our customers. Our product offerings across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from our existing customers to our physical and online stores.

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

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made investments in talent acquisition and infrastructure over the past years which have resulted in higher operating expenses. Our operating expenses are expected to continue increasing in the future as we invest to open new stores both in Japan and overseas, expend our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. Our professional fees for legal, audit, and advisory services have increased since we became a public company upon the completion of our IPO. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes financial expenses, interest expenses, other income, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the fiscal years ended March 31,		Variance
	2023	2022(1)	Amount	%
REVENUE	$169,724,346	$234,752,580	$(65,028,234)	(27.7)%

OPERATING EXPENSES
Merchandise costs	140,293,419	191,040,547	(50,747,128)	(26.6)%
Selling, general and administrative expenses	28,607,088	36,422,772	(7,815,684)	(21.5)%
Total operating expenses	168,900,507	227,463,319	(58,562,812)	(25.7)%

INCOME FROM OPERATIONS	823,839	7,289,261	(6,465,422)	(88.7)%

OTHER INCOME (EXPENSES)
Interest expense, net	(2,422,079)	(2,785,766)	363,687	(13.1)%
Additional and delinquent tax due to consumption tax correction	(6,622,486)	-	(6,622,486)	100.0%
Other income, net	13,145	598,206	(585,061)	(97.8)%
Gain from foreign currency exchange	718,990	833,547	(114,557)	(13.7)%
Change in fair value of representative’s warrants liability	139,615	369,404	(229,789)	(62.2)%
Income (loss) from equity method investment	14,554	(145,828)	160,382	(110.0)%
Total other expenses, net	(8,158,261)	(1,130,437)	(7,027,824)	621.7%

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(7,334,422)	6,158,824	(13,493,246)	(219.1)%

INCOME TAX PROVISION	714,400	2,234,676	(1,520,276)	(68.0)%

NET INCOME (LOSS)	$(8,048,822)	$3,924,148	$(11,972,970)	(305.1)%

(1)	The financial information presented has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan and in Hong Kong, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through key opinion leaders (“KOLs”), and (iii) franchise stores in the U.S., Canada, and the U.K., and wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023. The decrease in our revenue was primarily due to decreased revenue from online stores and services and directly-operated physical stores, which was partially offset by the increased revenue from franchise stores and wholesale customers. Revenue generated from companies in Japan accounted for 88.2% and 87.9% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively. Revenue generated from companies in Hong Kong and other accounted for 11.8% and 12.1% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2023 and 2022, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2023	%	2022	%	Amount	%
Directly-operated physical stores	$11,606,180	6.8%	$12,965,904	5.6%	$(1,359,724)	(10.5)%
Online stores and services	20,700,012	12.2%	122,150,105	52.0%	(101,450,093)	(83.1)%
Franchise stores and wholesale customers	137,418,154	81.0%	99,636,571	42.4%	37,781,583	37.9%
Total Revenue	$169,724,346	100.0%	$234,752,580	100.0%	$(65,028,234)	(27.7)%

Our directly-operated physical stores sales accounted for 6.8% and 5.6% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively. Revenue from directly-operated physical stores decreased by $1,359,724, or 10.5%, to $11,606,180 for the fiscal year ended March 31, 2023, from $12,965,904 for the fiscal year ended March 31, 2022. The decrease was mainly due to the decrease in revenue generated from directly-operated physical stores in Japan by $2,237,706, or 20.7%, to $8,598,523 for the fiscal year ended March 31, 2023, from $10,836,229 for the fiscal year ended March 31, 2022. The decrease was mainly due to the depreciation of the Japanese yen against U.S. dollars. The average translation rate for the fiscal years ended March 31, 2023 and 2022 was at ¥1=US$0.007402 and ¥1=US$0.008908, respectively, resulting in a decrease of 16.9%. Our revenue generated from our directly-operated physical stores in Japan (excluding the impact of foreign currency translation) remained relatively stable with a slight decrease by 4.5% for the fiscal year ended March 31, 2023 as compared to the same period last year, mainly due to the relocation of one of our popular directly-operated physical stores as a result of municipal construction project conducted by the local government, which was partially offset by the increased revenue generated from other directly-operated physical stores as our business gradually recovered from the impact of COVID-19. However, due to the depreciation of the Japanese yen against U.S. dollars, revenue generated from our directly-operated physical stores in Japan decreased for the fiscal year ended March 31, 2023 as compared to the same period last year. The decrease was partially offset by the increase in revenue generated from our directly-operated physical stores in Hong Kong by $877,982, or 41.2%, from $2,129,675 for the fiscal year ended March 31, 2022 to $3,007,657 for the fiscal year ended March 31, 2023. The increase in revenue from directly-operated physical stores in Hong Kong was mainly due to the newly opened physical stores during the fiscal year ended March 31, 2023.

Our online stores and services accounted for 12.2% and 52.0% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively. Revenue from online stores and services decreased by $101,450,093, or 83.1%, to $20,700,012 for the fiscal year ended March 31, 2023, from $122,150,105 for the fiscal year ended March 31, 2022. The decrease was mainly due to the significant decrease in revenue generated by our online stores during the fiscal year ended March 31, 2023 by $102,561,175, or 84.6%, to $18,603,172 for the fiscal year ended March 31, 2023, from $121,164,347 for the fiscal year ended March 31, 2022. The decrease was mainly due to a shift in our business strategy since August 2022, instead of operating the online stores by ourselves, we entrusted the entire operations of all our online stores in China to third-party companies to minimize the operating risk. After the change, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers. The decrease was also due to due to a resurgence of the COVID-19 pandemic in late March 2022 in China, which resulted in shipping container shortages and stricter border control protocols, shipments and customs clearance for overseas imports were delayed. Our online sales in China were significantly constrained, due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China. Although the situation has eased since June 2022, due to the continuous impact from the COVID-19 pandemic, our online sales volume in China did not return to its normal level as compared to the same period of last year. The decrease was also exacerbated by the significant depreciation of the Japanese yen against U.S. dollars, as mentioned above. The decrease was partially offset by the increased revenue from services revenue generated by companies in Hong Kong and other by $1,111,082, or 112.7%, from $985,758 for the fiscal year ended March 31, 2022 to $2,096,840 for the fiscal year ended March 31, 2023. The increase was mainly due to increased revenue from advertising services through KOLs. As the total followers of our KOLs on various social media platforms increased significantly during the fiscal year ended March 31, 2023, the number of advertisements requests from our customers and the price per piece of advertisement increased, which led to a significant increase in revenue from KOLs services for the fiscal year ended March 31, 2023.

Our franchise stores and wholesale customers sales accounted for 81.0% and 42.4% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively. Revenue from franchise stores and wholesale customers increased by $37,781,583, or 37.9%, to $137,418,154 for the fiscal year ended March 31, 2023, from $99,636,571 for the fiscal year ended March 31, 2022. The increase was mainly due to the increase in revenue generated from domestic franchise stores and wholesale customers by companies in Japan during the fiscal year ended March 31, 2023 by $48,025,396, or 64.6%, to $122,414,361 for the fiscal year ended March 31, 2023, from $74,388,965 for the fiscal year ended March 31, 2022. Our revenue generated from domestic franchise stores and wholesale customers (excluding the impact of foreign currency translation) increased significantly by 10,977.1% for the fiscal year ended March 31, 2023 as compared to last year. The increase was due to a shift in our business strategy when our overseas sales were adversely affected by the COVID-19 resurgence. With the high demand for our products, we managed to modify our business strategy by developing and selling our products in domestic market. Our revenue generated by companies in Japan from overseas franchise stores and wholesale customers (excluding the impact of foreign currency translation) also increased by 27.1% for the fiscal year ended March 31, 2023 as compared to last year. The increase was mainly due to the increased revenue previously recognized under online stores due to the shift in our business strategy as mentioned above. However, the increase in revenue from overseas franchise stores and wholesale customers by companies in Japan was partially offset by the COVID-19 resurgence in China, as our overseas shipments were delayed or limited due to the shipping container shortages caused by the COVID-19 pandemic and increased shipping charges, as well as fewer orders received from our overseas franchise stores and wholesale customers when their business was impacted by the COVID-19 pandemic. Overall, our revenue from franchise stores and wholesale customers generated by companies in Japan increased despite the impact from significant depreciation of the Japanese yen against U.S. dollars, as mentioned above. The increase was partially offset by the decreased revenue from franchise stores and wholesale customers generated by companies in Hong Kong and other by $10,243,813, or 40.6%, from $25,247,606 for the fiscal year ended March 31, 2022 to $15,003,793 for the fiscal year ended March 31, 2023. The decrease was due to the impact of COVID-19 resurgence as mentioned above.

Cost of Revenue

Our overall cost of revenue decreased by $50,747,128, or 26.6%, from $191,040,547 for the fiscal year ended March 31, 2022 to $140,293,419 for the fiscal year ended March 31, 2023. The decrease in our cost of revenue was primarily due to decreased cost of revenue from directly-operated physical stores and online stores and services, which was partially offset by the increased cost of revenue from franchise stores and wholesale customers.

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2023 and 2022, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2023	%	2022	%	Amount	%
Directly-operated physical stores	$8,882,991	6.3%	$11,261,970	5.9%	$(2,378,979)	(21.1)%
Online stores and services	16,221,524	11.6%	98,589,103	51.6%	(82,367,579)	(83.5)%
Franchise stores and wholesale customers	115,188,904	82.1%	81,189,474	42.5%	33,999,430	41.9%
Total Cost of Revenue	$140,293,419	100.0%	$191,040,547	100.0%	$(50,747,128)	(26.6)%

Cost of revenue from directly-operated physical stores decreased by $2,378,979, or 21.1%, from $11,261,970 for the fiscal year ended March 31, 2022 to $8,882,991 for the fiscal year ended March 31, 2023. The percentage decrease in cost of revenue was more than the percentage decrease in revenue, as discussed in greater details below.

Cost of revenue from online stores and services decreased by $82,367,579, or 83.5%, from $98,589,103 for the fiscal year ended March 31, 2022 to $16,221,524 for the fiscal year ended March 31, 2023. The percentage decrease in cost of revenue was largely in line with the percentage decrease in revenue.

Cost of revenue from franchise stores and wholesale customers increased by $33,999,430, or 41.9%, from $81,189,474 for the fiscal year ended March 31, 2022 to $115,188,904 for the fiscal year ended March 31, 2023. The percentage increase in cost of revenue was largely in line with the percentage increase in revenue.

Gross Profit and Gross Margin

Our gross profit decreased by $14,281,106, or 32.7%, from $43,712,033 for the fiscal year ended March 31, 2022 to $29,430,927 for the fiscal year ended March 31, 2023. The decrease was mainly attributable to the decreased gross profit from online stores and services, which was partially offset by the increased gross profit from franchise stores and wholesale customers and directly-operated physical stores. Our overall gross margin remained relatively stable with a slight decrease by 1.3 percentage points from 18.6% for the fiscal year ended March 31, 2022 to 17.3% for the fiscal year ended March 31, 2023. The decrease was mainly attributable to the decreased gross profit margin from franchise stores and wholesale customers.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2023 and 2022, respectively:

	For the fiscal years ended March 31,				Variance
	2023	Margin %	2022	Margin %	Amount	%
Directly-operated physical stores	$2,723,189	23.5%	$1,703,934	13.1%	$1,019,255	59.8%
Online stores and services	4,478,488	21.6%	23,561,002	19.3%	(19,082,514)	(81.0)%
Franchise stores and wholesale customers	22,229,250	16.2%	18,447,097	18.5%	3,782,153	20.5%
Total Gross Margin and Margin %	$29,430,927	17.3%	$43,712,033	18.6%	$(14,281,106)	(32.7)%

The gross profit of directly-operated physical stores increased by $1,019,255, or 59.8%, from $1,703,934 for the fiscal year ended March 31, 2022 to $2,723,189 for the fiscal year ended March 31, 2023, which was mainly due to the increase in gross margin generated by directly-operated physical stores in Hong Kong. The gross margin from directly-operated physical stores increased by 10.4 percentage points from 13.1% for the fiscal year ended March 31, 2022 to 23.5% for the fiscal year ended March 31, 2023. The increase was mainly due to 1) increased gross profit margin generated by directly-operated physical stores in Hong Kong, while the exchange rate of Hong Kong dollar against U.S. dollars remained relatively stable, there was a significant depreciation of the Japanese yen that caused the decrease in the prices of merchandise products we purchased from our Japanese suppliers, the decrease of prices was partially offset by an increase in the prices of merchandise products dominated in Japanese Yen, as the volume of the merchandise products we purchased from our suppliers decreased due to the declined sales, we received less volume discount from our suppliers during the fiscal year ended March 31, 2023; 2) increased gross profit margin generated by new stores opened at prime and central locations in Hong Kong during the fiscal year ended March 31, 2023, where we can sell our products at higher prices; and 3) less promotion activities and price discounts given to our customers by directly-operated physical stores in Japan during the fiscal year ended March 31, 2023, as we had more promotion activities and price discounts given to our customers during the fiscal year ended March 31, 2022, so that we could attract more customers to visit our physical stores when the number of customer visits was adversely affected by the COVID-19 pandemic.

The gross profit of online stores and services decreased by $19,082,514, or 81.0%, from $23,561,002 for the fiscal year ended March 31, 2022 to $4,478,488 for the fiscal year ended March 31, 2023, which was in line with the decrease in revenue from online stores and services. The gross margin from online stores and services remained relatively stable with a slight increased by 2.3 percentage points from 19.3% for the fiscal year ended March 31, 2022 to 21.6% for the fiscal year ended March 31, 2023. The increase was mainly due to increased revenue generated from KOLs service that has higher gross margin. Our revenue generated from KOLs service accounted for 10.1% of our total online stores and services for the fiscal year ended March 31, 2023 and it only accounted for 1% of our total online stores and services for the fiscal year ended March 31, 2022.

The gross profit of franchise stores and wholesale customers increased by $3,782,153, or 20.5%, from $18,447,097 for the fiscal year ended March 31, 2022 to $22,229,250 for the fiscal year ended March 31, 2023, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers decreased slightly by 2.3 percentage points from 18.5% for the fiscal year ended March 31, 2022 to 16.2% for the fiscal year ended March 31, 2023. As a majority of our sale transactions to franchise stores and wholesale customers were denominated in Japanese yen, the depreciation of the Japanese yen did not cause a significant fluctuation of our gross profit margin. The decrease in gross profit margin was mainly attributable to an increase in the prices of merchandise products we purchased from our suppliers dominated in Japanese Yen as mentioned above. Meanwhile, to expand our overseas market and develop more franchise stores and wholesale customers, we gave some price discounts to our new customers in order to build a strong long-term business relationship with them. Therefore, our gross margin from franchise stores and wholesale customers decreased during the fiscal year ended March 31, 2023 as compared the same period last year.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 16.0% and 15.5% of our revenue for the fiscal years ended March 31, 2023 and 2022, respectively.

	For the fiscal years ended March 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%

Shipping expenses	$5,863,482	20.5%	$13,609,683	37.3%	$(7,746,201)	(56.9)%
Promotion and advertising expenses	1,367,485	4.8%	3,154,574	8.7%	(1,787,089)	(56.7)%
Transaction commission	2,248,804	7.9%	6,077,241	16.7%	(3,828,437)	(63.0)%
Professional service fees	3,193,815	11.2%	1,439,811	4.0%	1,754,004	121.8%
Payroll, employee benefit expenses and bonus expenses	6,247,246	21.8%	6,022,056	16.5%	225,190	3.7%
Bad debt expenses	3,471,953	12.1%	(219,047)	(0.6)%	3,691,000	1685.0%
Other expenses	6,214,303	21.7%	6,338,454	17.4%	(124,151)	(2.0)%
Total operating expenses	$28,607,088	100.0%	$36,422,772	100.0%	$(7,815,684)	(21.5)%

Operating expenses decreased by $7,815,684, or 21.5%, from $36,422,772 for the fiscal year ended March 31, 2022 to $28,607,088 for the fiscal year ended March 31, 2023. The decrease in operating expenses was primarily attributable to the following factors:

(1)	a decrease in shipping expenses by $7,746,201, or 56.9%, from $13,609,683 for the fiscal year ended March 31, 2022 to $5,863,482 for the fiscal year ended March 31, 2023. The decrease was mainly due to a significant decrease in overseas sales from online stores, and franchise stores and wholesale customers. Although there was an increase in domestic franchise stores and wholesale customers sales, the shipping rate for domestic sales is much lower than overseas sales; therefore, shipping expenses decreased significantly in fiscal year ended March 31, 2023;

(2)

a decrease in promotion and advertising expenses by $1,787,089, or 56.7%, from $3,154,574 for the fiscal year ended March 31, 2022 to $1,367,485 for the fiscal year ended March 31, 2023. The decrease was mainly due to decreased advertising expenses by $2,172,851 in Japan, as we spent less on advertising activities for our online stores and directly-operated physical stores. During the fiscal year ended March 31, 2023, we did not open new online stores and we spent less on existing online stores in China. Meanwhile, as we entrusted the entire operations of some of our online stores to third-party companies, we stopped to advertise these online stores. We also spent less on advertising activities for directly-operated physical stores due to the impact of COVID-19 when less tourists traveled from overseas. The decrease was partially offset by the increased promotion and advertising expenses in Hong Kong by $385,762, as we spent more on advertising activities to enhance our brand awareness and attract more customers when we tried to expand our business in Hong Kong during the fiscal year ended March 31, 2023. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Facebook, Instagram, and TikTok to promote both our physical stores and online stores;

(3)	a decrease in transaction commission paid to third-party e-commerce marketplace operators by $3,828,437, or 63.0%, from $6,077,241 for the fiscal year ended March 31, 2022 to $2,248,804 for the fiscal year ended March 31, 2023. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The decrease in transaction commission was in line with the decrease in our online sales;

(4)	an increase in consulting and professional service fees by $1,754,004, or 121.8%, from $1,439,811 for the fiscal year ended March 31, 2022 to $3,193,815 for the fiscal year ended March 31, 2023. The increase was mainly due to increased professional services required after we became a public company, mainly including increased legal services of approximately $0.5 million, investor relationship services of approximately $0.4 million and consulting services of approximately $0.4 million and other professional services. The increase was also due to increased professional fees in Hong Kong, which was due to the expansion of our business operation and more professional services were required during the fiscal year ended March 31, 2023;

(5)	an increase in payroll, employee benefit expenses, and bonus expenses by $225,190, or 3.7%, from $6,022,056 for the fiscal year ended March 31, 2022 to $6,247,246 for the fiscal year ended March 31, 2023. While the payroll, employee benefit expenses, and bonus expenses in Japan remained relatively stable, the increase was mainly due to the increased payroll, employee benefit expenses, and bonus expenses in Hong Kong, which was due to the increased headcount causing by the expansion of our business operation in Hong Kong during the fiscal year ended March 31, 2023; and

(6)	an increase in bad debt expenses by $3,691,000, or 1,685.0%, from $(219,047) for the fiscal year ended March 31, 2022 to $3,471,953 for the fiscal year ended March 31, 2023. The increase in bad debt expenses was mainly due to an increase in account receivable, as our collection of account receivables was slowed down because of delayed shipments and longer payment processing procedures as affected by the COVID-19 pandemic. Although we believe that they are unlikely to default because of our long-term business relationships with them as well as our evaluation of their current financial healthiness based on information available to us, considering the increased credit risk due to slower collection of our account receivable, we applied a higher bad debt percentage on different aging groups of our account receivables balance according to our accounting policy based on our best estimates. We have been monitoring and making great efforts to maintain the provision at a lower risk level.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net decreased by $363,687, or 13.1%, from $2,785,766 for the fiscal year ended March 31, 2022 to $2,422,079 for the fiscal year ended March 31, 2023. The decrease was mainly due to a decrease in interest expenses at interest rate by $139,467 and decrease in amortized loan service costs in relation to our syndicated loans and other borrowings by $223,641. Although the weighted average loan balance (excluding the impact of foreign currency translation) increased during the fiscal year ended March 31, 2023, interest expenses, net decreased due to the significant depreciation of the Japanese yen against U.S. dollars, as mentioned above.

Additional and Delinquent Tax Due to Consumption Tax Correction

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, we were required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by our suppliers and customers, we entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. As a result, the consumption tax to be returned was fully covered by the compensation we claimed from these suppliers and customers. However, due to this consumption tax correction, we were required to pay the additional tax for understatement and delinquent tax of $6,622,486 which we recorded during the fiscal year ended March 31, 2023.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net decreased by $585,061, or 97.8%, from $598,206 for the fiscal year ended March 31, 2022 to $13,145 for the fiscal year ended March 31, 2023. The decrease was mainly due to decreased receipt of government subsidies as the financial support during the COVID-19 pandemic, as well as an increased loss from disposal of property and equipment during the fiscal year ended March 31, 2023.

Gain from Foreign Currency Exchange

Gain from foreign currency exchange was $718,990 for the fiscal year ended March 31, 2023 as compared to a gain from foreign currency exchange of $833,547 for the fiscal year ended March 31, 2022. The gain from foreign currency exchange was mainly due to the significant fluctuations of foreign exchange rate on our accounts receivables that denominated in foreign currencies such as U.S. dollars and Chinese Yuan during the fiscal year ended March 31, 2023.

Change in Fair Value of Representative’s Warrants Liability

In connection with our IPO, we agreed to issue warrants to a representative of several underwriters on January 13, 2022, which was classified as liability at its fair value and adjust the warrant to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations and comprehensive income (loss). Change in fair value of representative’s warrants liability was amounted to $139,615 and $369,404 during the fiscal years ended March 31, 2023 and 2022, respectively.

Income (Loss) from Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We own 40% of Palpito and the registered capital was fully injected on December 31, 2020. Our income from equity method investment was $14,554 for the fiscal year ended March 31, 2023 as compared to a loss from equity method investment of $145,828 for the fiscal year ended March 31, 2022. The increase in income from equity method investment was due to net income generated by Palpito during the fiscal year ended March 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $714,400 and $2,234,676 for the fiscal years ended March 31, 2023 and 2022, respectively. Our provision for income taxes decreased by $1,520,276, or 68.0%. The decrease in provision for income taxes was mainly due to the decreased current income tax expenses resulted from the decreased taxable income for the fiscal year ended March 31, 2023, which was partially offset by increased deferred income tax expenses resulted from compensation receivable in relation to an examination on consumption tax by the tax authority (see Note 14 of our accompanying consolidated financial statements).

Net Loss (Income)

As a result of the foregoing, we reported a net loss of $8,048,822 for the fiscal year ended March 31, 2023 as compared to a net income of $3,924,148 for the fiscal year ended March 31, 2022.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended March 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the fiscal years ended March 31,		Variance
	2022(1)	2021(1)	Amount	%
REVENUE	$234,752,580	$224,758,556	$9,994,024	4.4%

OPERATING EXPENSES
Merchandise costs	191,040,547	181,501,073	9,539,474	5.3%
Selling, general and administrative expenses	36,422,772	32,540,922	3,881,850	11.9%
Total operating expenses	227,463,319	214,041,995	13,421,324	6.3%

INCOME FROM OPERATIONS	7,289,261	10,716,561	(3,427,300)	(32.0)%

OTHER INCOME (EXPENSES)
Interest expense, net	(2,785,766)	(2,187,400)	(598,366)	27.4%
Other income, net	598,206	341,880	256,326	75.0%
Gain (loss) from foreign currency exchange	833,547	(582,424)	1,415,971	(243.1)%
Change in fair value of representative's warrants liability	369,404	-	369,404	100.0%
Loss from equity method investment	(145,828)	(29,242)	(116,586)	398.7%
Total other expenses, net	(1,130,437)	(2,457,186)	1,326,749	(54.0)%

INCOME BEFORE INCOME TAX PROVISION	6,158,824	8,259,375	(2,100,551)	(25.4)%

INCOME TAX PROVISION	2,234,676	3,307,048	(1,072,372)	(32.4)%

NET INCOME	$3,924,148	$4,952,327	$(1,028,179)	(20.8)%

(1)	The financial information presented has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan and in Hong Kong, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through KOLs, and (iii) franchise stores in the U.S., Canada, and the U.K., and wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Our total revenue increased by $9,994,024, or 4.4%, from $224,758,556 for the fiscal year ended March 31, 2021 to $234,752,580 for the fiscal year ended March 31, 2022. The increase in our revenue was primarily due to increased revenue from franchise stores and wholesale customers and online stores and services, which was partially offset by the decreased revenue from directly-operated physical stores. Revenue generated from companies in Japan accounted for 87.9% and 88.4% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue generated from companies in Hong Kong and other accounted for 12.1% and 11.6% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2022	%	2021	%	Amount	%
Directly-operated physical stores	$12,965,904	5.6%	$30,645,215	13.6%	$(17,679,311)	(57.7)%
Online stores and services	122,150,105	52.0%	111,435,341	49.6%	10,714,764	9.6%
Franchise stores and wholesale customers	99,636,571	42.4%	82,678,000	36.8%	16,958,571	20.5%
Total Revenue	$234,752,580	100.0%	$224,758,556	100.0%	$9,994,024	4.4%

Our directly-operated physical stores sales accounted for 5.6% and 13.6% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from directly-operated physical stores decreased by $17,679,311, or 57.7%, to $12,965,904 for the fiscal year ended March 31, 2022, from $30,645,215 for the fiscal year ended March 31, 2021. The decrease was mainly due to the decreased revenue generated from directly-operated physical stores in Japan by $18,666,100, or 63.3%, from $29,502,329 for the fiscal year ended March 31, 2021 to $10,836,229 for the fiscal year ended March 31, 2022. The decrease in revenue from directly-operated physical stores in Japan was mainly attributable to the state of emergency called by the Japanese government in April 2021 because of the COVID-19 pandemic. Due to this state of emergency, almost all of our physical stores were temporarily closed during the period between late April 2021 and the end of May 2021. After our physical stores resumed their business in June 2021, most of our physical stores were still closed on Saturdays or Sundays, and the opening hours were reduced by two to four hours to eight to nine hours every day. From July onwards, most of our physical stores resumed their normal business with only reduced working hours by one to three hours every day; however, due to the restriction imposed by the local government and a lack of international tourists, our business was still negatively affected. Hence, our revenue from directly-operated physical stores in Japan decreased significantly during the fiscal year ended March 31, 2022. The decrease was partially offset by the increased revenue generated from our directly-operated physical stores in Hong Kong by $986,789, or 86.3%, from $1,142,886 for the fiscal year ended March 31, 2021 to $2,129,675 for the fiscal year ended March 31, 2022. The increase in revenue from directly-operated physical stores was mainly attributable to opening of three new physical stores during the fiscal year ended March 31, 2022.

Our online stores and services accounted for 52.0% and 49.6% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from online stores and services increased by $10,714,764, or 9.6%, to $122,150,105 for the fiscal year ended March 31, 2022, from $111,435,341 for the fiscal year ended March 31, 2021. The increase was mainly due to the increase in online sales revenue generated by companies in Japan during the fiscal year ended March 31, 2022 by $9,729,006, or 8.7%, from $111,435,341 for the fiscal year ended March 31, 2021 to $121,164,347 for the fiscal year ended March 31, 2022. Due to the growing popularity of the online shopping, the e-commence industry has been growing rapidly in recent years. In order to seize the opportunities, we expanded our online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces in overseas regions as well as improving the efficiency of our supply chain and storage and inventory management. Our revenue from overseas online sales increased during the first three quarters of the fiscal year ended March 31, 2022; however, it deceased during the last quarter of the fiscal year ended March 31, 2022, due to the resurgence of COVID-19 in China. During the last quarter of the fiscal year ended March 31, 2022, shipments and customer clearance for overseas exports and imports were delayed due to a shipping container shortage and the stricter border control protocols, and our online sales in China were significantly constrained due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in many provinces across China. Therefore, our revenue from overseas online sales increased by $11,750,549 during the fiscal year ended March 31, 2022, as compared to the same period last year. The increase was partially offset by the decreased revenue from Japanese domestic online sales of $2,021,543, which was mainly due to the closing of three unprofitable domestic online stores. The increase was also due to the increased revenue from online stores and services generated by companies in Hong Kong and other by $985,758, or 100.0%, from $nil for the fiscal year ended March 31, 2021 to $985,758 for the fiscal year ended March 31, 2022. The increase was mainly due to increased revenue from KOLs as we entered into the advertising business of KOLs due to the rapid growth of live streaming e-commerce market in the fiscal year ended March 31, 2022.

Our franchise stores and wholesale customers sales accounted for 42.4% and 36.8% of our total revenue for the fiscal years ended March 31, 2022 and 2021, respectively. Revenue from franchise stores and wholesale customers increased by $16,958,571, or 20.5%, to $99,636,571 for the fiscal year ended March 31, 2022, from $82,678,000 for the fiscal year ended March 31, 2021. The increase was mainly due to the increase in revenue from franchise stores and wholesale customers generated by companies in Japan during the fiscal year ended March 31, 2022 by $16,578,322, or 28.7%, from $57,810,643 for the fiscal year ended March 31, 2021 to $74,388,965 for the fiscal year ended March 31, 2022. With the improvement of our supply chain and storage and logistic capacity, we added two new franchise stores and developed more overseas wholesale customers, and our sales to overseas wholesale customers on a per customer basis increased during the fiscal year ended March 31, 2022. Although our overseas franchise stores and wholesale customers sales during the last quarter of the fiscal year ended March 31, 2022 declined due to the shipping container shortage caused by the COVID-19 pandemic and soaring shipping charges, our sales to overseas franchise stores and wholesale customers during the fiscal year ended March 31, 2022 increased by $16,922,873 as compared to last year. The increase was partially offset by a slight decrease of $344,551 in our Japanese domestic wholesale.

Cost of Revenue

Our overall cost of revenue increased by $9,539,474, or 5.3%, from $181,501,073 for the fiscal year ended March 31, 2021 to $191,040,547 for the fiscal year ended March 31, 2022. The increase in our cost of revenue was primarily due to increased cost of revenue from franchise stores and wholesale customers and online stores and services, which was partially offset by the decreased cost of revenue from directly-operated physical stores.

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2022 and 2021, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2022	%	2021	%	Amount	%
Directly-operated physical stores	$11,261,970	5.9%	$25,570,591	14.1%	$(14,308,621)	(56.0)%
Online stores and services	98,589,103	51.6%	88,899,645	49.0%	9,689,458	10.9%
Franchise stores and wholesale customers	81,189,474	42.5%	67,030,837	36.9%	14,158,637	21.1%
Total Cost of Revenue	$191,040,547	100.0%	$181,501,073	100.0%	$9,539,474	5.3%

Cost of revenue from directly-operated physical stores decreased by $14,308,621, or 56.0%, from $25,570,591 for the fiscal year ended March 31, 2021 to $11,261,970 for the fiscal year ended March 31, 2022. The percentage decrease in cost of revenue was less than the percentage in revenue, as discussed in greater details below.

Cost of revenue from online stores and services increased by $9,689,458, or 10.9%, from $88,899,645 for the fiscal year ended March 31, 2021 to $98,589,103 for the fiscal year ended March 31, 2022. The percentage increase in cost of revenue was largely in line with the percentage increase in revenue.

Cost of revenue from franchise stores and wholesale customers increased by $14,158,637, or 21.1%, from $67,030,837 for the fiscal year ended March 31, 2021 to $81,189,474 for the fiscal year ended March 31, 2022. The percentage increase in cost of revenue was largely in line with the percentage increase in revenue.

Gross Profit and Gross Margin

Our gross profit increased slightly by $454,550 or 1.1%, from $43,257,483 for the fiscal year ended March 31, 2021 to $43,712,033 for the fiscal year ended March 31, 2022. The increase was mainly attributable to the increased gross profit from franchise stores and wholesale customers and online stores and services, which was partially offset by the decreased gross profit from directly-operated physical stores. Our overall gross margin, remained relatively stable with a slight decrease by 0.6 percentage points from 19.2% for the fiscal year ended March 31, 2021 to 18.6% for the fiscal year ended March 31, 2022.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2022 and 2021, respectively:

	For the fiscal years ended March 31,				Variance
	2022	Margin %	2021	Margin %	Amount	%
Directly-operated physical stores	$1,703,934	13.1%	$5,074,624	16.6%	$(3,370,690)	(66.4)%
Online stores and services	23,561,002	19.3%	22,535,696	20.2%	1,025,306	4.5%
Franchise stores and wholesale customers	18,447,097	18.5%	15,647,163	18.9%	2,799,934	17.9%
Total Gross Margin and Margin %	$43,712,033	18.6%	$43,257,483	19.2%	$454,550	1.1%

The gross profit of directly-operated physical stores decreased by $3,370,690, or 66.4%, from $5,074,624 for the fiscal year ended March 31, 2021 to $1,703,934 for the fiscal year ended March 31, 2022, which was mainly due to the decrease in revenue. The gross margin from directly-operated physical stores decreased by 3.5 percentage points from 16.6% for the fiscal year ended March 31, 2021 to 13.1% for the fiscal year ended March 31, 2022. The decrease in gross profit margin was mainly attributable to increased promotion activities and price discounts given to our customers by our directly-operated physical stores in Japan, so that we could attract more customers to visit our physical stores during the fiscal year ended March 31, 2022, when the number of customer visits was adversely affected by the COVID-19 pandemic.

The gross profit of online stores and services increased by $1,025,306, or 4.5%, from $22,535,696 for the fiscal year ended March 31, 2021 to $23,561,002 for the fiscal year ended March 31, 2022, which was in line with the increase in revenue from online stores and services. The gross margin from online stores and services remained relatively stable with a slight decreased by 0.9 percentage points from 20.2% for the fiscal year ended March 31, 2021 to 19.3% for the fiscal year ended March 31, 2022.

The gross profit of franchise stores and wholesale customers increased by $2,799,934, or 17.9%, from $15,647,163 for the fiscal year ended March 31, 2021 to $18,447,097 for the fiscal year ended March 31, 2022, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained stable with a slight decreased by 0.4 percentage points from 18.9% for the fiscal year ended March 31, 2021 to 18.5% for the fiscal year ended March 31, 2022.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 15.5% and 14.5% of our revenue for the fiscal years ended March 31, 2022 and 2021, respectively.

	For the fiscal years ended March 31,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%

Shipping expense	$13,609,683	37.3%	$10,977,723	33.8%	$2,631,960	24.0%
Payroll, employee benefit expenses and bonus expenses	6,022,056	16.5%	4,708,478	14.5%	1,313,578	27.9%
Professional service fees	1,439,811	4.0%	657,242	2.0%	782,569	119.1%
Transaction commission	6,077,241	16.7%	6,035,202	18.5%	42,039	0.7%
Promotion and advertising expenses	3,154,574	8.7%	4,080,568	12.5%	(925,994)	(22.7)%
Other expenses	6,119,407	16.8%	6,081,709	18.7%	37,698	0.6%
Total operating expenses	$36,422,772	100.0%	$32,540,922	100.0%	$3,881,850	11.9%

Operating expenses increased by $3,881,850, or 11.9%, from $32,540,922 for the fiscal year ended March 31, 2021 to $36,422,772 for the fiscal year ended March 31, 2022. The increase in operating expenses was primarily attributable to the following factors:

(1)	an increase in shipping expenses by $2,631,960, or 24.0%, from $10,977,723 for the fiscal year ended March 31, 2021 to $13,609,683 for the fiscal year ended March 31, 2022. The increase was mainly due to the increased sales from online stores, franchise stores, and wholesale customers. However, the percentage increase in shipping expenses was more than the percentage increase in revenue due to increased shipping rate charged by shipping companies during the fiscal year ended March 31, 2022;

(2)	an increase in payroll, employee benefit expenses, and bonus expenses by $1,313,578, or 27.9%, from $4,708,478 for the fiscal year ended March 31, 2021 to $6,022,056 for the fiscal year ended March 31, 2022, which was mainly due to increased salary increments and increased employee benefit, performance bonus, and retirement pension expenses in Japan, as well as the increased headcount in Hong Kong during the fiscal year ended March 31, 2022, which was in line with the increased revenue;

(3)	an increase in consulting and professional service fees by $782,569, or 119.1%, from $657,242 for the fiscal year ended March 31, 2021 to $1,439,811 for the fiscal year ended March 31, 2022. The increase was due to increased professional fees for legal, audit, and advisory services as we became a public company upon the completion of the IPO;

(4)	an increase in transaction commission paid to third-party e-commerce marketplace operators by $42,039, or 0.7%, from $6,035,202 for the fiscal year ended March 31, 2021 to $6,077,241 for the fiscal year ended March 31, 2022. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The increase was due to the increase in our online sales. However, the percentage increase in transaction commission was less than the percentage increase in online sales, because we outsourced the operations of some of our online stores to third-party companies, and we did not need to pay transaction commission for the products we sold to these third-parties; and

(5)	a decrease in promotion and advertising expenses by $925,994, or 22.7%, from $4,080,568 for the fiscal year ended March 31, 2021 to $3,154,574 for the fiscal year ended March 31, 2022. We advertised on outdoor billboards in busy commercial districts, popular tourist attractions, and airports, newspapers, brochures, leaflets, magazines, and social media platforms, such as WeChat, Facebook, Instagram, and TikTok to promote both our physical stores and online stores. Our promotion and advertising expenses in Japan decreased by $567,896, the decrease was mainly due to decreased promotion expenses by $842,229 in our physical stores, as the business of our physical stores was significant impact by the COVID-19 pandemic. The decrease was partially offset by increased advertising expenses by $274,333, as we spent more on advertising activities to enhance our brand awareness and attract more customers in Japan. Our promotion and advertising expenses in Hong Kong decreased by $358,098, as we engaged a third-party advertiser to produce contents to advertise and promote our business during the fiscal year ended March 31, 2021. However, we did not engage third-party company but advertised through our KOL which caused a decreased promotion and advertising expenses during the fiscal year ended March 31, 2022.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by $598,366, or 27.4%, from $2,187,400 for the fiscal year ended March 31, 2021 to $2,785,766 for the fiscal year ended March 31, 2022. The increase was mainly due to an increase in interest expenses at interest rate by $477,564. The increase was mainly due to an increase in interest expenses at interest rate of $445,992 in Japan, which resulted from an increased weighted average loan balance from $69.2 million during the fiscal year ended March 31, 2021 to $76.1 million during the fiscal year ended March 31, 2022, as well as the increased weighted average interest rate from 0.97% during the fiscal year ended March 31, 2021 to 1.51% during the fiscal year ended March 31, 2022, as we borrowed more long-term loans with higher annual interests rate during the fiscal year ended March 31, 2022. Meanwhile, the amortized loan service costs in relation to our syndicated loans and other borrowings increased by $120,687.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by $256,326, or 75.0%, from $341,880 for the fiscal year ended March 31, 2021 to $598,206 for the fiscal year ended March 31, 2022. The increase was mainly due to an increase in other income, such as increased receipt of government subsidies as the financial support during the COVID-19 pandemic, as well as an increase in royalty fees collected from our franchisees during the fiscal year ended March 31, 2022.

Gain (Loss) from Foreign Currency Exchange

Gain from foreign currency exchange was $833,547 for the fiscal year ended March 31, 2022 as compared to a loss from foreign currency exchange of $582,424 for the fiscal year ended March 31, 2021. The increase in the gain from foreign currency exchange was due to the significant fluctuations of foreign exchange rate on our accounts receivables that denominated in foreign currencies such as U.S. dollars and Chinese Yuan during the fiscal year ended March 31, 2022.

Change in Fair Value of Representative’s Warrants Liability

In connection with our IPO, we agreed to issue warrants to a representative of several underwriters on January 13, 2022, which was classified as liability at its fair value and adjust the warrant to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of income and comprehensive income. Change in fair value of representative’s warrants liability was amounted to $369,404 during the fiscal year ended March 31, 2022.

Loss from Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We own 40% of Palpito and the registered capital was fully injected on December 31, 2020. Loss from equity method investment increased by $116,586, or 398.7%, from $29,242 for the fiscal year ended March 31, 2021 to $145,828 for the fiscal year ended March 31, 2022. The increase was due to the increase net loss generated by Palpito during the fiscal year ended March 31, 2022 as compared to the same period last year.

Provision for Income Taxes

Our provision for income taxes was $2,234,676 and $3,307,048 for the fiscal years ended March 31, 2022 and 2021, respectively. Our provision for income taxes decreased by $1,072,372. The decrease in provision for income taxes was mainly due to the decreased taxable income for the fiscal year ended March 31, 2022.

Net Income

As a result of the foregoing, we reported a net income of $3,924,148 for the fiscal year ended March 31, 2022 as compared to a net income of $4,952,327 for the fiscal year ended March 31, 2021.

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

As of March 31, 2023, we had $1,766,441 in cash as compared to $18,266,000 as of March 31, 2022. As of March 31, 2023, we also had approximately $89.4 million of accounts receivable balance due from third parties. The increase in account receivable was because our collection of account receivables was slowed down due to delayed shipments and longer payment processing procedures as affected by the COVID-19 pandemic in fiscal year 2023. Although we believe that they are unlikely to default because of our long-term business relationships with them as well as our evaluation of their current financial healthiness based on information available to us, considering the increased credit risk due to slower collection of our account receivable, we applied a higher bad debt percentage on different aging groups of our account receivables balance according to our accounting policy based on our best estimates. The Company has been monitoring and making great efforts to maintain the provision at a lower risk level. Approximately 33.4% of the March 31, 2023 balance has been subsequently collected, and majority of the remaining balance is expected to be collected by September 30, 2023. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2023, our merchandise inventories balance amounted to approximately $7.2 million, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2023, we also had approximately $60.6 million in short-term borrowings and $13.1 million in long-term borrowings outstanding. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

As of March 31, 2023, we had consumption tax payable of approximately $16.6 million due to tax examination. The Tokyo Regional Taxation Bureau had conducted a tax examination of our consumption tax filling for the period from July 2018 to December 2021. As a result of the examination, we were required to return consumption tax amounted to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined as not meeting the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by our tax consultant amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, we recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). However, as the failure in the submission of relevant export documents was caused by our suppliers and customers, we entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. Total compensation receivable was approximately $23.7 million (approximately ¥3.2 billion) as of March 31, 2023, which was more than the net consumption tax payable to tax authority. Therefore, we expect there will be no material impact on our cash flow in coming years.

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2023	March 31, 2022

Syndicated Loans Tranche A (1)	September 2022*	TIBOR^+0.70%	$-	$40,328,982
Syndicated Loans Tranche B (2)	September 2023	TIBOR+0.70%	60,636,412	-
Total short-term borrowings			$60,636,412	$40,328,982

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2021, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2021, with a consortium of banks, with an aggregate credit line of ¥7.5 billion (approximately $61.6 million). As of March 31, 2022, the Company borrowed an aggregated of ¥5.0 billion (approximately $41.0 million) under the agreement, and the net outstanding balance of this loan was approximately ¥4.9 billion (approximately $40.3 million), net off the unamortized loan service cost of ¥86.6 million ($711,018). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	On September 27, 2022, the Company entered into another one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million). As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). The syndicated loan is guaranteed by Mr. Kanayama.

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. As of March 31, 2023, although we were in net loss, we did not receive any notices from banks, such as terminating our ability to borrow under the relevant agreements or accelerating our obligations to repay outstanding borrowings. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2023	March 31, 2022

Toei Shinkin Bank (1)	December 2053	1.10%	$1,981,520	$2,233,520
Japan Finance Corporation (2)	July 2023 - April 2025	0.71% - 4.25%	1,665,007	1,975,830
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,503,800	1,641,600
MUFG Bank (4)	August 2026	TIBOR (3M) + 0.8%	5,210,667	6,377,616
Messanine Solution No.4 Investment Limited Liability Union (5)	October 2026	9.0% - 10.5%	-	8,208,000
Tokyo Higashi Shinkin Bank	July 2026	2.0%	100,153	142,228
The Hongkong and Shanghai Banking Corporation Limited (6)	June 2023 – February 2033	2.750% - 3.375%	619,032	577,953
Universe Holdings (China) Co., Ltd (7)	No maturity date	5%	-	1,021,640
DFL-Shutoken Leasing (Hong Kong) Company Limited	March 2024 – October 2025	2.990%	518,731	393,976
Resona Merchant Bank Asia Limited	No maturity date	1.2%	1,510,934	-
Total long-term borrowings			$13,109,844	$22,572,363

Current portion of long-term borrowings			$2,783,445	$1,454,378

Non-current portion of long-term borrowings			$10,326,399	$21,117,985

(1)	Guaranteed by Mr. Kanayama.

(2)	Two of the loans were fully repaid upon maturity during the fiscal year ended March 31, 2023.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the our bank borrowings from MUFG Bank, we pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.6 million) as of March 31, 2023 as collateral to safeguard the loan.

(5)	The loan bears an interest rate of 9.0% from October 13, 2021 to March 31, 2024, and 10.5% from April 1, 2024 to October 30, 2026. The loan was fully repaid in advance during the fiscal year ended March 31, 2023.

(6)	Guaranteed by Mr. Kanayama. One of the loans was fully repaid upon maturity in April 2023.

(7)	Guaranteed by our Company. The loan was fully repaid during the fiscal year ended March 31, 2023.

(8)	On September 27, 2022, Tokyo Lifestyle Limited entered into a revolving credit facility agreement with Resona Merchant Bank Asia Limited for an aggregated credit line of ¥200 million (approximately $1.5 million), with no specific maturity date. As of March 31, 2022, we borrowed an aggregated of ¥200 million (approximately $1.5 million) under the agreement.

In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. The net loss we incurred during the fiscal year ended March 31, 2023, was mainly due to the decreased revenue resulted from the impact of COVID-19 resurgence in China as well as non-recurring expenses resulted from additional and delinquent tax due to consumption tax correction. However, in early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022, although there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023, but the spread of the COVID-19 had been slowed down and it was successfully under control currently in China. Meanwhile, we continue to modify our business strategies so that we could concentrate our management resources on core businesses and improving operation efficiency and profitability. On June 30, 2023, we entered into sales agreement with Seihinkokusai, a related party of us to sells our 100% equity interests in Kaika International and 40% equity interests in Palpito to Seihinkokusai. In addition, besides opening directly-operated physical stores by ourselves, we will also seek an asset-light business model through opening franchise stores. With this business model, we hope to build strong store brand awareness, accelerate our business expansion and optimize its revenue streams by leveraging the advantages of strategic alliances with franchisees. Additionally, by adopting the asset-light franchise model, we expect to accelerate the development and launch of products, allowing to respond more promptly to market trends and customer demands, and improve our profitability. Therefore, we expect our revenue and net income will increase in fiscal year 2024 as compared to fiscal year 2023. Furthermore, our controlling shareholder, Mr. Mei Kanayama, and Seihinkokusai have made pledges to provide continuous financial support to us for at least 12 months from the issuance of the consolidated financial statements as of and for the fiscal year ended March 31, 2023. We believe our cash on hand, our operating cash flows, the available bank facilities and the continuous support from our shareholder and related party will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Meanwhile, we plan to explore new markets while enhancing our current presence in Japan, China, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in Japan, with a focus on suburban areas around Tokyo, and expect the expenses related to opening these stores to be approximately ¥350 million to ¥500 million ($2.6 million to $4.1 million); we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Malaysia, and Taiwan. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the fiscal years ended March 31,
	2023	2022	2021
Net cash used in operating activities	$(25,738,414)	$(7,005,764)	$(3,237,063)
Net cash used in investing activities	(743,271)	(3,105,239)	(1,993,926)
Net cash provided by financing activities	12,745,818	13,763,803	13,934,473
Effect of exchange rate change on cash	(2,763,692)	(2,230,388)	(549,504)
Net increase (decrease) in cash	(16,499,559)	1,422,412	8,153,980
Cash at beginning of year	18,266,000	16,843,588	8,689,608
Cash at end of year	$1,766,441	$18,266,000	$16,843,588

Operating Activities

Net cash used in operating activities was $25,738,414 for the fiscal year ended March 31, 2023, mainly derived from a net loss of $8,048,822 for the year, reconciled by provision for doubtful accounts of $3,471,953 and deferred tax provision of $4,849,771, and net changes in our operating assets and liabilities, which mainly included an increased in accounts receivable due from third parties of $53,824,026 which was due to the delayed shipments and longer payment processing procedures as affected by the COVID-19 pandemic. Compensation receivable for consumption tax increased by $23,212,327 which was due to the compensation receivable due from our suppliers and customers in relation to the consumption tax examination as mentioned above. Meanwhile, merchandise inventories decreased by $21,285,866 as we reduced the stockpile of inventories in our bonded warehouse in China as we terminated the warehousing services with a third-party service provider since October 2022. Taxes payable increased by $17,268,372 as we are required to additional consumption tax to tax authority as a result of the consumption tax examination as mentioned above. Prepaid expenses and other assets decreased by $7,780,889 was mainly due to the decreased consumption tax and the increase of receivable and account payable by $5,280,797 during the fiscal year ended March 31, 2023.

Net cash used in operating activities was $7,005,764 for the fiscal year ended March 31, 2022, mainly derived from a net income of $3,924,148 for the year and net changes in our operating assets and liabilities, which mainly included an increase in merchandise inventories of $6,054,509 as we increased the stockpile of inventories in anticipation of increased sales in the coming months. Prepaid expenses and other current assets increased by $7,028,529 primarily due to the increased consumption tax receivable, which was due the impact of the COVID-19 pandemic in Japan, causing the delay in refund of the consumption tax by the Japanese tax bureau. Long-term prepaid expenses and other non-current assets increased by $4,762,929, as we made prepayment for warehouse and logistics services over the period from March 1, 2022, to February 28, 2025. Meanwhile, accounts receivable due from third parties decreased by $7,841,569 which was due to the decreased revenue in the last quarter of the fiscal year ended March 31, 2022.

Net cash used in operating activities was $3,237,063 for the fiscal year ended March 31, 2021, mainly derived from a net income of $4,952,327 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable from third parties of $13,547,385 in line with the increase in revenue. Merchandise inventories increased by $4,820,636 and accounts payable increased by $6,996,895, as we increased the stockpile of inventories in anticipation of increased sales in the coming months.

Investing Activities

Net cash used in investing activities amounted to $743,271 for the fiscal year ended March 31, 2023, mainly due to purchases of property and equipment in the aggregate amount of $934,960, partially offset by the repayments from related parties of $188,728.

Net cash used in investing activities amounted to $3,105,239 for the fiscal year ended March 31, 2022, mainly due to purchases of property and equipment in the aggregate amount of $3,037,813.

Net cash used in investing activities amounted to $1,993,926 for the fiscal year ended March 31, 2021, mainly due to the purchases of property and equipment of $2,939,471, partially offset by the repayments from related parties of $857,582.

Financing Activities

Net cash provided by financing activities was $12,745,818 for the fiscal year ended March 31, 2023, which primarily consisted of proceeds from short-term borrowings of $78,831,300, partially offset by repayments of short-term borrowings of $55,515,000 and repayments of long-term borrowings of $9,798,554.

Net cash provided by financing activities was $13,763,803 for the fiscal year ended March 31, 2022, which primarily consisted of net proceeds from our IPO of $22,102,984, proceeds from short-term borrowings of $282,176,915, and proceeds from long-term borrowings of $17,057,036, partially offset by repayments of short-term borrowings of $303,096,477.

Net cash provided by financing activities was $13,934,473 for the fiscal year ended March 31, 2021, which primarily consisted of proceeds from short-term borrowings of $424,758,382, proceeds from long-term borrowings of $3,643,270, and capital contributions of $1,446,612, partially offset by repayments of short-term borrowings of $415,796,955 and repayments of long-term borrowings of $1,511,354.

Contractual Obligations

As of March 31, 2023, our contractual obligations were as follows:

		Less than
Contractual obligations	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$60,636,412	$60,636,412	$-	$-	$-	$-	$-
Long-term borrowings (2)	14,227,444	3,005,628	1,208,756	1,038,064	3,573,936	1,745,080	3,655,980
Operating lease payments (3)	3,206,685	1,440,693	595,742	164,213	123,188	123,188	759,661
Finance lease payments (4)	1,113,172	362,452	327,019	194,657	143,380	73,321	12,343
Total	$79,183,713	$65,445,185	$2,131,517	$1,396,934	$3,840,504	$1,941,589	$4,427,984

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance and interest payable of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities and distribution centers, which are classified as operating leases in accordance with Topic 842. As of March 31, 2023, our future lease payments totaled $3,206,685.

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of March 31, 2023, our future lease payments totaled $1,113,172.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2023 and 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2022 to March 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our Ability to Compete Successfully

The beauty and health products markets in Japan, China, Canada, the U.K., and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

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

Due to a resurgence of the COVID-19 pandemic in late March 2022 in China, which resulted in shipping container shortages and stricter border control protocols, shipments and customs clearance for overseas imports were delayed. Our sales from online stores and franchise stores and wholesale customers in China were significantly constrained, due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China. Although the situation has eased since June 2022, due to the continuous impact from the COVID-19 pandemic, our online sales volume in China did not return to its normal level as compared to the same period of last year. As a result, our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023 due to the impact of COVID-19 pandemic. We had a net loss was $8,048,822 during the fiscal year ended March 31, 2023 as compared to a net income of $3,924,148 during the fiscal year ended March 31, 2022. Please refer to “—A. Operating Results—Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2022.”

As of the date of this report, the daily life of the Japanese residents is largely back to its normal state. The Japanese government reopened its borders to holders of visitors, visitor numbers have risen steadily since Japan resumed visa-free travel for many countries in October 2022. It halted pre-arrival COVID-19 tests for travelers from China on April 2023 and is set to scrap all remaining infection controls from May 2023. Meanwhile. in early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. Although there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023, but the spread of the COVID-19 had been slowed down and it was successfully under control currently in China. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time, we may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19 impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; (iii) leases; and (iv) fair value measurements. See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluate our long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the fiscal years ended March 31, 2023, 2022, and 2021.

Allowance for doubtful accounts

We determine the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. We establish general and specific allowance when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and 2022, allowance for accounts receivable amounted to $3,219,772 and $237,037, respectively. As of March 31, 2023 and 2022, allowance for prepaid expenses and other current assets amounted to $904,598 and $885,972, respectively. As of March 31, 2023 and 2022, allowance for compensation receivable for consumption tax amounted to $436,145 and $nil, respectively.

Write-down of merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). We periodically evaluate merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2023 and 2022, merchandise inventories write-down was $152,759 and $nil, respectively.

Income taxes

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of income and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2023 and 2022, we recorded deferred tax assets of $4,930,891 and $1,021,073, net of valuation allowance of $597,777 and $386,436, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors, our senior management, and corporate auditors as of the date of this annual report.

Name	Age	Position(s)
Mei Kanayama	43	Representative Director and Director (Principal Executive Officer)
Youichiro Haga	57	Director and Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura*	57	Corporate Auditor
Tadao Iwamatsu*	48	Corporate Auditor
Junji Sato*	63	Corporate Auditor
Yoji Takenaka	59	Independent Director
Tetsuya Sato	52	Independent Director

*	Corporate auditors are not members of our board of directors.

Mr. Mei Kanayama has served as our representative director since June 2009 and a director since January 2008, and the representative director and director of Kaika International since October 2019. Mr. Kanayama served as the president of Hirona Co., Ltd., a telecommunications company, between May 2008 and March 2012, and as a sales manager at Yonechiku Co., Ltd., a wholesaler and retailer of frozen marine products, dried foods, and livestock products, between July 2000 and September 2007.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

For the fiscal year ended March 31, 2023, we paid an aggregate of approximately $640,643 as compensation to our directors and senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

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

Board of Directors

Our board of directors consists of four directors. Our board of directors has determined that our directors, Yoji Takenaka, and Tetsuya Sato satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Mei Kanayama(2)	25,264,000	69.69%
Youichiro Haga	—	—
Keiichi Kimura	—	—
Tadao Iwamatsu	—	—
Junji Sato	—	—
Yoji Takenaka	—	—
Tetsuya Sato	—	—

All directors and senior management as a group (seven individuals):	25,264,000	69.69%

5% Shareholders:
Tokushin G.K.(3)	14,775,050	40.76%
Grand Elec-Tech Limited(4)	2,672,460	7.37%
Yingjia Yang(5)	2,672,754	7.37%
Prometheus Capital Fund I, L.P.(6)	2,063,300	5.69%

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

(2)	Represents (i) 7,216,436 Ordinary Shares held personally, (ii) 14,775,050 Ordinary Shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, (iii) 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, and (iv) 600,054 Ordinary Shares held by a minority shareholder. Grand Elec-Tech Limited and the minority shareholder have delegated to Mr. Kanayama all authority to exercise the voting rights of their Ordinary Shares.

(3)	The number of Ordinary Shares beneficially owned prior to this annual report represents 14,775,050 Ordinary Shares held by Tokushin G. K. The registered address of Tokushin G. K. is #4810, 2-3-30 Harumi, Chuo-ku, Tokyo, Japan.

(4)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, a British Virgin Islands company, which is 100% owned by Zhiyong Chen. The registered address of Grand Elec-Tech Limited is Wickhams Cay 1I, Road Town, Tortola, British Virgin Islands according to the Schedule 13G filed by Grand Elec-Tech Limited on December 31, 2021 with the SEC.

(5)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,672,754 Ordinary Shares held by Yingjia Yang, an individual residing at Harumi 2-3-30-4705, Chuo-Ku, Tokyo, 1040053, Japan according to the Schedule 13G filed by Yingjia Yang on December 31, 2021 with the SEC.

(6)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,063,300 Ordinary Shares held by Prometheus Capital Fund I, L.P., a Cayman Islands exempted limited partnership, whose sole general partner is Prometheus Capital GP Limited, a Cayman Islands company. The registered address of Prometheus Capital Fund I, L.P. is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, approximately 31.99% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (The Bank of New York Mellon).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the period from the beginning of our preceding three fiscal years up to the date of this annual report, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director and director
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Palpito	Our equity investment entity
All Seas Global Limited	The entity’s representative director is Mr. Kanayama.
Tokushin G.K.	A shareholder of the Company
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	March 31, 2023	March 31, 2022
Name
Seihinkokusai	$266,523	$345
Palpito	35,106	-
Tokushin G.K.	2,118	-
Shintai Co., Ltd.	24,060	250
Subtotal	327,807	595
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$327,807	$595

We typically grant our related parties a credit term of 90 days. Due to the COVID-19 pandemic, we extended the credit term to no more than six months, which is the same with credit terms given to our other customers. 100% of the accounts receivable due from related parties outstanding as of March 31, 2023 balance has been subsequently collected.

b.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2023	March 31, 2022
Name
Palpito	$-	$1,717
Seihinkokusai (1)	443,664	691,278
All Seas Global Limited	-	1,433
Shintai Co., Ltd.	903	-
Total due from related parties	$444,567	$694,428

(1)	The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($375,950) as a rental security deposit to this related party. During the fiscal year ended March 31, 2023, Seihinkokusai refunded ¥40 million ($300,760) to the Company for its working capital needs. The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($105,266) as a rental security deposit to this related party. In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($150,380) as an operating security deposit to Seihinkokusai; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the fiscal years ended March 31, 2023 and 2022. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing. The amount due from Seihinkokusai will be collected back when the agreement expires or is terminated. The compensation receivable for consumption tax amounted to $109,144.

We recorded these amounts as due from related parties in our consolidated financial statements. Such advances are non-interest bearing and due upon demand.

c.	Accounts payable - related parties

Related parties consisted of the following:

	March 31, 2023	March 31, 2022
Name
Seihinkokusai	$-	$34,043
Palpito	-	98,004
Total accounts payable - related parties	$-	$132,047

These accounts payable to related parties were related to products we purchased from these related parties. See “—Purchase from Related Parties” for more information.

d.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2023	March 31, 2022
Name
Mr. Mei Kanayama	$63,916	$170,397
Seihinkokusai	233,643	23,444
Total due to related parties	$297,559	$193,841

(1)	Our due to Mr. Kanayama was for the reimbursement of his business travel and entertainment. As of May 31, 2023, the amount due to Mr. Kanayama had been fully repaid.

(2)	As mentioned above, we obtained the operating rights of Seihinkokusai’s online stores and rent a storefront and an office space from Seihinkokusai. Our due to Seihinkokusai was for the 1% transaction commission payable based on our sales amount on Seihinkokusai’s online stores, as well as other payable, such as parking fees, utilities, cleaning fees, and others miscellaneous expenses in relation to the office space rented from Seihinkokusai. Our due to Seihinkokusai also includes accommodation expenses payable when our employees stay in the hotel owned by Seihinkokusai. As of May 31, 2023, the amount due to Seihinkokusai had been fully repaid.

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
	2023	2022	2021

Seihinkokusai	$642,018	$22,092	$8,246
Shintai Co., Ltd.	113,559	1,347	657
Palpito	87,200	83,290	-
Tokushin G.K.	4,950	-	-
Takuetsu Kokusai Co., Ltd.	259	6,507	-
YST (HK) Limited	-	130,523	153,129
Total revenue from related parties	$847,986	$243,759	$162,032

(1)	Seihinkokusai and Shintai Co., Ltd. are engaged in restaurant and dining businesses. We sell sundry products, such as masks, handwash, and detergent, to these companies and all transactions were on the same terms as those to our other customers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We sell artworks products and toys to Palpito and all transactions were on the same terms as those to our other customers.

(3)	Takuetsu Kokusai Co., Ltd. is engaged in real estate businesses. We sell liquor products and sundry products, such as masks and bottled water, to the company and all transactions were on the same terms as those to our other customers.

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
	2023	2022	2021

Seihinkokusai	$125,496	$401,341	$667,156
Palpito	77,020	122,520	37,677
YST (HK) Limited	-	13,885	139,925
Total purchase from related parties	$202,516	$537,746	$844,758

(1)	Seihinkokusai is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from Seihinkokusai when it has excess stock and all transactions were on the same terms as those with our other suppliers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We purchase artworks products from Palpito and all transactions were on the same terms as those with our other suppliers.

We expect to continue purchasing products from these related parties in the future through transactions that are on the same terms as those with our other suppliers.

Other Related Party Transactions

Mr. Kanayama provided guarantees in connection with certain loans we borrowed during the fiscal year ended March 31, 2023. See “Note 9—Borrowings” of our consolidated financial statements.

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

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after the initial public offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

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

D. Exchange Controls

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) (the “FEFTA”) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of the ADSs representing our Ordinary Shares acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares or ADSs outside Japan using currencies other than Japanese yen.

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

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in ¥. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the ¥ and U.S. dollar affect the value of our assets and results of operations, when presented in U.S. dollars. For the fiscal years ended March 31, 2023 and 2022, we had an unrealized foreign currency translation loss of $4,266,206 and $3,466,261, respectively.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of March 31, 2023, 2022, and 2021, $1,015,905, $17,568,176, and $16,320,040 of our cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan was approximately 2.3%, (0.2)%, and 0.0% in 2022, 2021, and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

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

The net proceeds raised from the initial public offering were $21.4 million after deducting underwriting discounts and the offering expenses payable by us. As of July 10, 2023, we had used $8.2 million, $4.2 million, $2.5 million, and $0.1 million from the net proceeds for (i) opening new directly-operated physical stores and adding franchise stores, (ii) brand marketing, (iii) improving our distribution centers and logistics systems, and (iv) talent acquisition and retention, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-259129).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2023.

Based on that evaluation, our management has concluded that, as of March 31, 2023, our disclosure controls and procedures were not effective due to the following material weaknesses: (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) we had deficiencies in our IT general controls regarding access and password management, IT operations, and cybersecurity of our financial system and key operation systems.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) improving our IT environment and daily management.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2023. Our management identified the material weaknesses in our internal control over financial reporting as (i) insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) deficiencies in our IT general controls regarding access and password management, IT operations, and cybersecurity of our financial system and key operation systems.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm since December 12, 2022, and Friedman LLP, our independent registered public accounting firm before December 12, 2022, for the periods indicated.

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Audit fees(1)	$599,150	$420,000	$410,000
Audit-Related fees		-	-
Tax fees		-	-
All other fees(2)		40,000	-
Total	$599,150	$460,000	$410,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-41181), filed with the SEC on December 15, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

As a foreign private issuer, we follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of four directors, two of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We currently have a three-member board of corporate auditors. See “—Corporate Auditors” below for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participate in the discussions and determination of compensation for our senior management and directors, and other compensation related matters;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our Articles of Incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We will be required to begin compliance with the disclosure and tagging requirements under this item in the annual report on Form 20-F for the fiscal year ending March 31, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Yoshitsu are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.2	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.4 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

2.3	Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-41181) filed with the U.S. Securities and Exchange Commission on August 15, 2022)

4.1	English Translation of Revolving Mortgage Agreement dated December 27, 2018, by and between Toei Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.2	English Translation of Subordinated Loan Agreement dated June 22, 2018, by and between Japan Finance Corporation and Yoshitsu (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.3	English Translation of Loan Agreement dated May 12, 2020, by and between Japan Finance Corporation and Kaika International (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.4*	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 26, 2022, by and between Yoshitsu and Valur Holding LLC

4.5*	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2022, by and between Yoshitsu and Jacato Holding Inc.

4.6	English Translation of Form of Supplier Agreement (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.7	English Translation of Loan Agreement dated July 30, 2021, by and between Tokyo Higashi Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.8	English Translation of EC Site Operation Business Assignment Agreement dated January 31, 2020, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.9	English Translation of Lease Agreement dated March 22, 2021, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.10	English Translation of Entrusted Service Agreement dated April 23, 2020, by and between Qingzhiliangpin and Yoshitsu (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.11*	Trademark License Agreement dated March 26, 2022, by and between Yoshitsu and Tokyo Lifestyle Limited

4.12	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.13*	Trademark License Agreement dated March 29, 2022, by and between Yoshitsu and Fancy Lifestyle Limited

4.14	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Fancy Lifestyle Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.15	English Translation of Summary of Term Loan Agreement dated August 26, 2021, by and between Yoshitsu and MUFG Bank (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.16	English Translation of Distribution Agreement dated March 24, 2020, by and between Yoshitsu and Golden Synergy Limited, as supplemented (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.17	English Translation of Pinduoduo Cooperation Agreement dated March 11, 2020, by and between Yoshitsu and Shenzhen Yuanji E-commerce Co., Ltd, as supplemented (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.18	English Translation of Tmall Operation Agency Service Agreement dated September 1, 2020, by and between Yoshitsu and Hong Kong Ice Culture Creative Co. Limited, as supplemented (incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.19	English Translation of Lease Agreement dated June 25, 2021, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.36 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.20	English Translation of Summary of Subordinated Loan Agreement dated October 5, 2021, by and between Yoshitsu and Mezzanine Solution No. 4 Investment Limited Partnership (incorporated by reference to Exhibit 10.37 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.21*	English Translation of Loan Agreement dated September 27, 2022, by and between Yoshitsu and MUFG Bank

4.22*	Loan Agreement dated September 22, 2022, by and between Tokyo Lifestyle Limited and DFL Shutoken Leasing (Hong Kong) Company Limited

4.23*	Banking Facility Arrangement dated September 27, 2022, by and between Tokyo Lifestyle Limited and Resona Merchant Bank Asia Limited

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Finance & Commerce Law Firm of China

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yoshitsu Co., Ltd

	By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)
Date: July 31, 2023

YOSHITSU CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yoshitsu Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Yoshitsu Co., Ltd and its subsidiaries (collectively, the “Company”) as of March 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the retrospective adjustments to the 2022 and 2021 consolidated financial statements related to the business combination under common control as described in Note 1 and 11. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2020. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
July 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yoshitsu Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 11, the accompanying consolidated balance sheet of Yoshitsu Co., Ltd and its subsidiaries (collectively, the “Company”) as of March 31, 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) (the 2022 financial statements before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 11 are not presented herein). In our opinion, before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 11, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments related to the business combination under common control as described in Note 1 and 11, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor from 2020 through 2022.

New York, New York

August 15, 2022

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2023	2022 (1)
ASSETS
CURRENT ASSETS:
Cash	$1,766,441	$18,266,000
Accounts receivable, net	89,447,155	40,959,958
Accounts receivable - related parties, net	327,807	595
Merchandise inventories, net	7,187,800	31,351,002
Due from related parties	444,567	694,428
Compensation receivable for consumption tax, current	3,912,719	-
Prepaid expenses and other current assets, net	3,542,864	10,617,045
TOTAL CURRENT ASSETS	106,629,353	101,889,028

Property and equipment, net	12,938,598	13,319,503
Operating lease right-of-use assets	2,709,954	4,209,681
Long term investment	169,148	168,509
Compensation receivable for consumption tax, non-current, net	19,230,370	-
Long-term prepaid expenses and other non-current assets, net	4,997,857	7,366,719
Deferred tax assets, net	-	518,909
TOTAL ASSETS	$146,675,280	$127,472,349

CURRENT LIABILITIES:
Short-term borrowings	$60,636,412	$40,328,982
Current portion of long-term borrowings	2,783,445	1,454,378
Accounts payable	12,719,160	8,035,353
Accounts payable - related parties	-	132,047
Due to related parties	297,559	193,841
Deferred revenue	146,024	104,663
Taxes payable	18,219,803	740,552
Operating lease liabilities, current	1,323,900	1,951,408
Finance lease liabilities, current	369,786	320,555
Representative's warrants liability	24,663	181,740
Other payables and other current liabilities	1,520,756	3,371,836
TOTAL CURRENT LIABILITIES	98,041,508	56,815,355

Operating lease liabilities, non-current	1,416,508	2,308,885
Finance lease liabilities, non-current	622,922	673,612
Long-term borrowings	10,326,399	21,117,985
Other non-current liabilities	2,535,123	2,104,472
Deferred tax liabilities, net	4,451,077	-
TOTAL LIABILITIES	$117,393,537	$83,020,309

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 36,250,054 shares issued and outstanding as of March 31, 2023 and 2022, respectively	14,694,327	14,694,327
Capital reserve	9,078,915	11,921,065
Retained earnings	13,577,844	21,626,666
Accumulated other comprehensive loss	(8,069,343)	(3,790,018)
TOTAL SHAREHOLDERS’ EQUITY	29,281,743	44,452,040

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,675,280	$127,472,349

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended March 31
	2023	2022 (1)	2021 (1)

REVENUE
Revenue – third parties	$168,876,360	$234,508,821	$224,596,524
Revenue – related parties	847,986	243,759	162,032
Total revenue	169,724,346	234,752,580	224,758,556

COSTS AND OPERATING EXPENSES
Merchandise costs	140,293,419	191,040,547	181,501,073
Selling, general and administrative expenses	28,607,088	36,422,772	32,540,922
Total operating expenses	168,900,507	227,463,319	214,041,995

INCOME FROM OPERATIONS	823,839	7,289,261	10,716,561

OTHER INCOME (EXPENSE)
Interest expense, net	(2,422,079)	(2,785,766)	(2,187,400)
Additional and delinquent tax due to consumption tax correction	(6,622,486)	-	-
Other income, net	13,145	598,206	341,880
Gain (loss) from foreign currency exchange	718,990	833,547	(582,424)
Change in fair value of representative’s warrants liability	139,615	369,404	-
Income (loss) from equity method investment	14,554	(145,828)	(29,242)
Total other expenses, net	(8,158,261)	(1,130,437)	(2,457,186)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(7,334,422)	6,158,824	8,259,375

PROVISION FOR INCOME TAXES	714,400	2,234,676	3,307,048

NET INCOME (LOSS)	(8,048,822)	3,924,148	4,952,327

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(4,279,325)	(3,466,261)	(605,832)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(12,328,147)	$457,887	$4,346,495

Earnings (loss) per ordinary share – basic and diluted	$(0.22)	$0.12	$0.18
Weighted average shares – basic and diluted*	36,250,054	32,678,625	27,526,689

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.
(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2022, AND 2021

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares*	Amount	Reserve	Earnings	Income (Loss)	Equity (1)

Balance, March 31, 2020	26,727,540	$970,023	-	12,750,191	$282,075	14,002,289
					-
Capital contribution from SHUR Co., Ltd.	600,054	1,446,612	-	-	-	1,446,612
Net income for the year	-	-	-	4,952,327	-	4,952,327
Capital contribution in the form of debt exemption	-	-	501,053	-	-	501,053
Foreign currency translation loss	-	-	-	-	(605,832)	(605,832)

Balance, March 31, 2021	27,327,594	$2,416,635	$501,053	$17,702,518	$(323,757)	$20,296,449

Capital contribution from Grand Elec-Tech Limited	2,672,460	920,192	902,224	-	-	1,822,416
Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, net of issuance costs	6,250,000	11,357,500	10,060,011	-	-	21,417,511
Capital contribution in the form of debt exemption	-	-	1,111,608	-	-	1,111,608
Issuance of representative’s warrants	-	-	(653,831)	-	-	(653,831)
Net income for the year	-	-	-	3,924,148	-	3,924,148
Foreign currency translation loss	-	-	-	-	(3,466,261)	(3,466,261)

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,626,666	$(3,790,018)	$44,452,040

Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Capital contribution received by Malaysia subsidiary	-	-	23	-	-	23
Net loss for the year	-	-	-	(8,048,822)	-	(8,048,822)
Foreign currency translation loss	-	-	-	-	(4,279,325)	(4,279,325)

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.
(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended March 31
	2023	2022 (1)	2021 (1)
Cash flows from operating activities:
Net Income (loss)	$(8,048,822)	$3,924,148	$4,952,327
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,226,496	1,217,455	626,188
Loss from disposal of property and equipment	329,580	35,803	86,459
Loss (gain) from unrealized foreign currency translation	282,131	(662,345)	127,208
Provision for (reversal of) doubtful accounts	3,471,953	(278,642)	609,418
Merchandise inventories write-down	150,382	-	-
Amortization of operating lease right-of-use assets	1,784,754	2,385,992	2,358,125
Deferred tax provision (benefit)	4,849,771	(67,268)	(234,362)
Change in fair value of representative’s warrants liability	(139,615)	(369,404)	-
Investment loss (income) from equity method investment	(14,554)	145,828	-
Accrued interest expense	-	38,666	-
Changes in operating assets and liabilities:
Accounts receivable	(53,824,026)	7,841,569	(13,547,385)
Accounts receivable – related parties	(323,212)	-	-
Merchandise inventories	21,285,866	(6,054,509)	(4,820,636)
Compensation receivable for consumption tax	(23,212,327)	-	-
Prepaid expenses and other current assets	5,597,781	(7,028,529)	(1,018,448)
Long term prepaid expenses and other non-current assets	2,183,108	(4,762,929)	(693,210)
Accounts payable	5,280,797	(2,803,950)	6,996,895
Accounts payable – related parties	(119,081)	25,813	3,235,782
Deferred revenue	49,715	(69,862)	(350,790)
Taxes payable	17,268,372	(1,365,092)	602,387
Other payables and other current liabilities	(1,590,907)	1,932,901	309,775
Operating lease liabilities	(1,807,376)	(2,270,868)	(2,568,546)
Other non-current liabilities	(419,200)	1,179,459	91,750
Net cash used in operating activities	(25,738,414)	(7,005,764)	(3,237,063)

Cash flows from investing activities:
Payment made for a long-term equity method investment	-	-	(348,118)
Purchase of property and equipment	(934,960)	(3,037,813)	(2,939,471)
Proceeds from disposal of property and equipment	2,961	61,109	436,081
Collection of amount due from (advances made to) related parties	188,728	(128,535)	857,582
Net cash used in investing activities	(743,271)	(3,105,239)	(1,993,926)

Cash flows from financing activities:
Capital contribution	23	1,822,416	1,446,612
Proceeds from initial public offerings, net of issuance costs	-	22,102,984	-
Cash consideration paid for business combination under common control	(2,842,173)	-	-
Proceeds from short-term borrowings	78,831,300	282,176,915	424,758,382
Repayments of short-term borrowings	(55,515,000)	(303,096,477)	(415,796,955)
Proceeds from long-term borrowings	2,160,161	17,057,036	3,643,270
Repayments of long-term borrowings	(9,798,554)	(1,608,276)	(1,511,354)
Advances received from (payments made to) related parties	104,482	(4,282,303)	1,727,161
Repayment of obligations under finance leases	(194,421)	(408,492)	(332,643)
Net cash provided by financing activities	12,745,818	13,763,803	13,934,473

Effect of exchange rate fluctuation on cash	(2,763,692)	(2,230,388)	(549,504)

Net increase (decrease) in cash	(16,499,559)	1,422,412	8,153,980
Cash at beginning of year	18,266,000	16,843,588	8,689,608
Cash at end of year	$1,766,441	$18,266,000	$16,843,588

Supplemental cash flow information
Cash paid for income taxes	$433,899	$3,718,637	$2,928,603
Cash paid for interest	$1,108,863	$873,147	$853,354

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$831,746	$22,719	$143,888
Purchase of property and equipment financed under finance leases	$210,666	$901,561	$-
Right of use assets obtained in exchange for operating lease liabilities	$542,231	$2,856,470	$351,930
Capital contribution in the form of debt exemption	$-	$1,111,608	$501,053
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$-	$84,368	$-
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$-	$27,262	$-
Deferred IPO cost offset with capital reserve	$-	$685,473	$-

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006. Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd, formerly known as Tokyo Lifestyle Co., Ltd. (“Kaika International”), a stock company incorporated pursuant to the laws of Japan on October 24, 2019. See “Note 19—Subsequent Events.” The Company acquired 100% equity interests in Tokyo Lifestyle Limited (“TLS”) on July 27, 2022, and TLS acquired 60% equity interests in Reiwatakiya (MYS) SDN. BHD. (“Reiwatakiya”) on October 26, 2022 and the remaining 40% equity interests on January 4, 2023. These transactions were accounted for as acquisition under common control (see details in “—Acquisition Under Common Control”). The Company and its subsidiaries (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products and services. The Company offers approximately 37,700 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 14,500 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 36,800 SKUs of sundry products, including home goods, and 39,500 SKUs of other products, including food and alcoholic beverages, as well as advertising services by key opinion leaders (“KOLs”).

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

Acquisition Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire its 100% equity interests in TLS, a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”). Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS in total consideration of Japanese yen 392,673,800 in cash (US$2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS. See “Note 11—Acquisitions.”

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held 60% interests in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interests in Reiwatakiya from a third-party shareholder on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022, and principally engaged in the import and retail of Japanese beauty and cosmetic products in Malaysia, and is currently not engaging in any active business operations. The 60% and 40% of the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya. See “Note 11—Acquisitions.”

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, valuation of inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan, Hong Kong, China and Malaysia. The Company considers all highly-liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2023 and 2022, the Company did not have any cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and 2022, allowance for uncollectible balances amounted to $3,219,772 and $237,037, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets as of March 31, 2023 and 2022.

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Based on the nature of the agreements reached with many of its landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. The Company has received a total of lease concessions amounting to $253,206, and among which, $72,401, $127,303, and $53,502 was received during the fiscal years ended March 31, 2023, 2022, and 2021, respectively. The Company remeasured the lease payments using the same discount rate, and has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms. As a result of the remeasurement, the Company’s operating lease liabilities decreased by $nil and $84,368, with a corresponding reduction in right-of-use assets of $nil and $84,368 as of March 31, 2023 and 2022, respectively.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the fiscal years ended March 31, 2023, 2022, and 2021.

Common control transactions.

In business combinations under common control, the assets and liabilities acquired are measured at the historical amounts of the acquirees in the consolidated financial statements of acquirer on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against compensation receivable for consumption tax balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and 2022, allowance for compensation receivable for consumption tax amounted to $436,145 and $nil, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2023 and 2022, merchandise inventories write-down was $152,759 and $nil, respectively.

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

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of March 31, 2023 and 2022, the balance of asset retirement obligations included in other non-current liabilities was $1,004,838 and $889,147, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the fiscal years ended March 31, 2023, 2022, and 2021.

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Under ASC 606, revenue is recognized when control of promised goods is transferred or service is rendered to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and rendered its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For Japanese and Hong Kong domestic sales, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company generally offers a seven-day product return policy, as long as the products are undamaged, in their original condition, and can be resold. Products sold in the Company’s physical stores may be returned in store with receipt subject to certain restrictions. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances as of March 31, 2023 and 2022. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with the online celebrities to promote the brands of its customers on social media platforms, such as Tik Tok and Kuaishou. Revenue from these services is recognized at a point in time when the service is rendered by the Company.

The Company enters into trademark license agreements with franchisees under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products the Company sells to the franchisee. In exchange, the franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $450) per franchise store and purchase at least 75% of the products sold in store (except heavy products such as purified water) from the Company. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Royalty fee is recorded over time and is included in other income, net in the consolidated statements of operations and comprehensive income (loss).

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores in Japan and Hong Kong, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn one membership point for each ¥100 and HK$1 spent in the Company’s directly-operated physical stores in Japan and Hong Kong, respectively, and subsequently one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payments; the membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduce the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the fiscal years ended March 31, 2023, 2022, and 2021.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2023 and 2022. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $146,024 and $104,663 as of March 31, 2023 and 2022 respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the fiscal years ended March 31, 2023, 2022, and 2021 that was included in the opening deferred revenue was $94,386, $182,871, and $531,612, respectively. As of March 31, 2023, the amount received in advance from wholesale customers and unredeemed membership points was $146,024. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the fiscal years ended March 31, 2023, 2022, and 2021 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the fiscal years ended March 31, 2023, 2022, and 2021 was as follows:

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Japan domestic market	$72,190,276	$22,022,276	$42,728,171
China market	86,702,023	197,596,778	173,918,701
Other overseas markets	10,832,047	15,133,526	8,111,684
Total revenue	$169,724,346	$234,752,580	$224,758,556

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue by product categories

The summary of the Company’s total revenue by product categories for the fiscal years ended March 31, 2023, 2022, and 2021 was as follows:

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Beauty products	$128,781,665	$154,741,555	$141,921,837
Health products	18,701,204	19,374,420	39,818,777
Sundry products*	11,033,924	50,513,824	32,920,998
Other products and services^	11,207,553	10,122,781	10,096,944
Total revenue	$169,724,346	$234,752,580	$224,758,556

*	Sundry products include primarily home goods, such as bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies. It also includes spa supplies, clothing, formula milk, and diapers.

^

Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the fiscal years ended March 31, 2023, 2022, and 2021 was as follows:

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Directly-operated physical stores	$11,606,180	$12,965,904	$30,645,214
Online stores and services	20,700,011	122,150,105	111,435,341
Franchise stores and wholesale customers	137,418,155	99,636,571	82,678,001
Total revenue	$169,724,346	$234,752,580	$224,758,556

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, and Malaysia use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), and Malaysia Ringgit (“MYR”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive income (loss).

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2023		March 31, 2022		March 31, 2021
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.007519	¥1=US$0.007402	¥1=US$0.008208	¥1=US$0.008908	¥1=US$0.009034	¥1=US$0.009434
US$ against HK$	HK$1=US$0.127391	HK$1=US$0.127573	HK$1=US$0.127705	HK$1=US$ 0.128462	HK$1=US$0.128627	HK$1=US$0.128987
US$ against RMB	RMB1=US$0.145602	RMB1=US$0.146072	RMB1=US$0.157652	RMB1=US$0.155818	-	-
US$ against MYR	MYR1=US$ 0.22659	MYR1=US$0.224985	-	-	-	-

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended March 31, 2023, 2022, and 2021. The Company does not believe there was any uncertain tax provision as of March 31, 2023 and 2022.

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of March 31, 2023, the tax years ended March 31, 2017 through March 31, 2023 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. As of March 31, 2023, the tax years ended March 31, 2017 through March 31, 2023 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions. The Company’s subsidiary in China is subject to the income tax laws of the PRC. As of March 31, 2023, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities. The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of March 31, 2023, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2023 and 2022, there were no dilutive shares.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $5,863,482, $13,609,683, and $10,977,722 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $748,363, $2,847,383, and $2,573,050 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB and MYR to US$ is reported in other comprehensive loss in the consolidated statements of operations and comprehensive income (loss).

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers.

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are all located in Japan and Hong Kong, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan and mainland China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong and mainland China, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, Hong Kong and mainland China. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties (continued)

Credit risk

As of March 31, 2023 and 2022, $1,001,582 and $17,568,176 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of March 31, 2023 and 2022, $590,116 and $259,554 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately US$64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2023 and 2022, $69,537 and $320,947 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

As of March 31, 2023 and 2022, $27,137 and $nil of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protection under the requirement of the deposit insurance system up to a limit of MYR250,000 (approximately US$57,000) if the bank with which an individual/a company hold its eligible deposit fails.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the fiscal years ended March 31, 2023, 2022, and 2021, majority of the Company’s assets were located in Japan and Hong Kong, and all of the Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong and China.

For the fiscal year ended March 31, 2023, one customer accounted for 10.6% of the Company’s total revenue. For the fiscal year ended March 31, 2022, no single customer accounted for more than 10% of the Company’s total revenue. For the fiscal year ended March 31, 2021, two customers accounted for approximately 14.8% and 11.2% of the Company’s total revenue, respectively.

As of March 31, 2023, four wholesales customers accounted for 15.7%, 15.2%, 14.8%, and 13.0% of the total accounts receivable balance, respectively. As of March 31, 2022, two third-party platform operators of the Company’s online stores accounted for 25.2% and 10.1% of the total accounts receivable balance, respectively.

For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2021, two suppliers accounted for approximately 34.9% and 28.2% of the Company’s total purchases, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326),” which significantly changed the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which amended Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which updated the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations, and certain smaller reporting companies applying for credit losses standard and to provide further clarifications on certain aspects of ASU No. 2016-13. In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842).” This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. The new effective date for these preparers is for annual and interim periods in fiscal years beginning after December 15, 2022. The Company adopted this ASU on April 1, 2023 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LIQUIDITY

As reflected in the consolidated financial statements, the Company had a net loss of $8.0 million for the fiscal year ended March 31, 2023 as compared to net income of $3.9 million for the fiscal year ended March 31, 2022. The Company’s cash used in operating activities was $25.7 million and $7.0 million for the fiscal year ended March 31, 2023 and 2022, respectively. Total cash decreased by $16.5 million from $18.3 million as of March 31, 2022 to $1.8 million as of March 31, 2023, and working capital decreased by $36.5 million from $45.1 million as of March 31, 2022 to $8.6 million as of March 31, 2023. The Company’s cash balance as of March 31, 2023 may not be sufficient to meet its cash obligations or liabilities when they become due over next 12 months from the date of the issuance of the consolidated financial statements. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses in the foreseeable future. If management is not able to increase revenue and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources, the turnover of its accounts receivable, its ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

As of March 31, 2023, the Company had net consumption tax payable of approximately $16.6 million resulted from a tax examination into the Company’s consumption tax filling for the period from July 2018 to December 2021 by the Tokyo Regional Taxation Bureau, which included approximately $28.3 million of consumption tax payable for the period from July 2018 to December 2021 and approximately $6.1 million of additional tax for understatement and delinquent tax, netting off refundable income tax of approximately $4.9 million resulted from the additional consumption tax, and refundable consumption tax of approximately $12.9 million from current period. The Company has applied for payments of the consumption tax by instalments, the application is currently waiting for approval by the Tokyo Regional Taxation Bureau (See Note 14 for more details). As disclosed in Note 6, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. Total compensation receivable was approximately $23.7 million as of March 31, 2023. As the date of this report, approximately $3.3 million of the March 31, 2023 consumption tax receivable balance has been subsequently collected. For the remaining balance, approximately $13.7 million is expected to be collected during the fiscal year 2024 and the remaining balance is expected to be collected in fiscal year 2025. Therefore, the Company expects there will be no material cash outflow from this matter in coming years.

The Company’s accounts receivable increased by $48.4 million from $41.0 million as of March 31, 2022 to $89.4 million as of March 31, 2023. The increase in account receivable was because of delayed shipments and longer payment processing procedures as affected by the COVID-19 pandemic. Approximately 33.4% of the March 31, 2023 balance has been subsequently collected. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2023, the Company had approximately $60.6 million in short-term borrowings and $13.1 million in long-term borrowings outstanding. Management expects that it will be able to continue borrowing under its existing facilities based on past experience and the Company’s good credit history and well-established relationship with the lenders.

The net loss the Company incurred during the fiscal year ended March 31, 2023, was mainly due to the decreased revenue resulted from the impact of COVID-19 resurgence in China as well as non-recurring expenses resulted from additional and delinquent tax due to consumption tax correction. However, in early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022, although there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023, but the spread of the COVID-19 had been slowed down and it was successfully under control currently in China. Meanwhile, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses, and modifying its business strategies so that the Company could concentrate its management resources on core businesses and improving operation efficiency and profitability. On June 30, 2023, the Company entered into sales agreement with Seihinkokusai, a related party of the Company to sells its 100% equity interests in Kaika International and 40% equity interests in Palpito to Seihinkokusai. In addition, besides opening directly-operated physical stores by ourselves, the Company will also seek an asset-light business model through opening franchise stores. With this business model, the Company hopes to build strong store brand awareness, accelerate its business expansion and optimize its revenue streams by leveraging the advantages of strategic alliances with franchisees. Additionally, by adopting the asset-light franchise model, the Company expects to accelerate the development and launch of products, allowing to respond more promptly to market trends and customer demands, and improve its profitability. Based on the Company’s financial forecasts for the fiscal year 2024, the management expects the Company’s revenue and net income will increase in fiscal year 2024 as compared to fiscal year 2023, and the cash flow from operation will be able provide sufficient fund over the next 12 months.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LIQUIDITY (continued)

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder and related party. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are issued.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2023	March 31, 2022
Accounts receivable	$92,666,927	$41,196,995
Less: allowance for doubtful accounts	(3,219,772)	(237,037)
Accounts receivable, net	$89,447,155	$40,959,958

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Allowance for doubtful accounts movement was as follows:

	March 31, 2023	March 31, 2022
Beginning balance	$237,037	$483,124
Additions (reductions)	2,951,045	(223,834)
Foreign currency translation adjustments	31,690	(22,253)
Ending balance	$3,219,772	$237,037

NOTE 5 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	March 31, 2023	March 31, 2022
Beauty products	$3,866,209	$28,452,718
Health products	714,601	1,054,436
Other products	2,606,990	1,843,848
Merchandise inventories, net	$7,187,800	$31,351,002

Merchandise inventories write-down was $150,382, $nil, and $nil for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	March 31, 2023	March 31, 2022
Compensation receivable for consumption tax	$23,579,234	$-
Allowance for doubtful accounts	(436,145)	-
Subtotal	23,143,089	-
Less: compensation receivable for consumption tax, current	(3,912,719)	-
Long-term compensation receivable for consumption tax, net	$19,230,370	$-

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund amounting to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 14) by the Company’s certain suppliers and customers. The Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and as of March 31, 2023, the net total of approximately $23.2 million (approximately ¥3.1 billion), including approximately $23.1 million due from third parties and approximately $0.1 million due from a related party (see Note 14). The compensation receivable for consumption tax will be paid over two years from the date of the agreements. As the date of this report, approximately $3.3 million of the March 31, 2023 balance has been subsequently collected.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	March 31, 2023	March 31, 2022
Deposits (1)	$1,927,362	$2,988,322
Consumption tax receivable	20,993	8,190,981
Other receivables (2)	4,590,901	2,567,588
Advance to suppliers (3)	262,598	511,940
Prepaid expenses and others (4)	2,643,465	4,610,905
Allowance for doubtful accounts	(904,598)	(885,972)
Subtotal	8,540,721	17,983,764
Less: prepaid expenses and other current assets, net	(3,542,864)	(10,617,045)
Long-term prepaid expenses and other non-current assets, net	$4,997,857	$7,366,719

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS, NET (continued)

(2)

Other receivables as of March 31, 2023 and 2022 included $807,541 and $881,539 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested the refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment, and as the date of this report, the legal case is still in process. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company fully accrued bad debt allowance for the receivable from this construction company as of March 31, 2023 and 2022, respectively.

Other receivables as of March 31, 2023 also included approximately $2.9 million due from a third-party warehouse and logistics service provider (the “Service Provider”). As mentioned in note (4) below, the Company engaged the Service Provider for warehouse and logistics services; however, due to the tax examination mentioned in Note 6, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services in October 2022, and entered into an agreement with the Service Provider, pursuant to which, the unutilized service fees will be repaid by the Service Provider over two years from the date of the agreement. As of March 31, 2023, the Company accrued bad debt allowance of $96,155 for the receivable from the Service Provider according to our accounting policy based on our best estimates.

(3)	Advance to suppliers consists of advance payments paid to suppliers for purchases of merchandise products and storage fee.

(4)	Prepaid expenses and others as of March 31, 2022 included a prepaid service fee amounting to approximately $3.9 million (approximately ¥517.9 million). The Company entered into an agreement to engage the Service Provider for warehouse and logistics services over the period from March 1, 2022 to February 28, 2025, with monthly service fee of approximately $0.1 million (approximately ¥14.4 million). The warehouse and logistics services were terminated in October 2022, as mentioned in note (2) above.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2023	March 31, 2022
Property and buildings	$4,469,370	$4,878,918
Leasehold improvements	4,262,580	5,184,214
Land	3,489,621	3,809,390
Equipment and furniture	2,723,113	1,167,037
Automobiles	364,916	264,701
Software	687,888	412,157
Subtotal	15,997,488	15,716,417
Less: accumulated depreciation	(3,058,890)	(2,396,914)
Property and equipment, net	$12,938,598	$13,319,503

Depreciation expense was $1,226,496, $1,217,455, and $626,188 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

As of March 31, 2023 and 2022, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.6 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 12).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES

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

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2023	March 31, 2022
Operating lease right-of-use lease assets	$2,709,954	$4,209,681

Operating lease liabilities – current	$1,323,900	$1,951,408
Operating lease liabilities – non-current	1,416,508	2,308,885
Total operating lease liabilities	$2,740,408	$4,260,293

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.65	4.56
Weighted average discount rate *	5.33%	5.49%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts in Japan. The Company used incremental borrowing rate 2.83% for its lease contracts in Hong Kong.

During the fiscal years ended March 31, 2023, 2022, and 2021, the Company incurred total operating lease expenses of $2,126,918, $2,602,514, and $2,437,421, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

Finance Leases

The components of finance lease expenses were as follows:

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Finance leases cost:
Amortization of right-of-use assets	$237,802	$199,796	$187,556
Interest on lease liabilities	72,678	204,774	102,252
Total finance leases cost	$310,480	$404,570	$289,808

Supplemental cash flow information related to finance leases was as follows:

	For the Fiscal Years Ended March 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$72,678	$204,774	$102,252

Supplemental balance sheet information related to leases was as follows:

	March 31, 2023	March 31, 2022
Finance leases cost:
Software	$355,756	$344,902
Equipment and furniture	1,012,001	851,915
Subtotal	1,367,757	1,196,817
Less: accumulated depreciation	(710,153)	(519,869)
Property and equipment, net	$657,604	$676,948

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2023 and 2022 were as follows:

	March 31, 2023	March 31, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.70	3.42
Weighted average discount rate	8.07%	8.07%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

Finance Leases (continued)

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023:

	Operating Leases	Finance Leases
2024	$1,440,693	$362,452
2025	595,742	327,019
2026	164,213	194,657
2027	123,188	143,380
2028	123,188	73,321
Thereafter	759,661	12,343
Total lease payments	3,206,685	1,113,172
Less: imputed interest	(466,277)	(120,464)
Present value of lease liabilities	$2,740,408	$992,708

NOTE 10 – INVESTMENTS

On December 25, 2020, the Company and an individual investor established Palpito Co., Ltd. (“Palpito”), a stock company incorporated in Japan pursuant to the laws of Japan with a registered capital of ¥61.0 million ($577,792). The Company owns 40% of Palpito and the registered capital was fully injected on December 31, 2020. Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists to both Japan and overseas markets. The investment is accounted for using the equity method because the Company has significant influence, but no control of Palpito. The Company recorded an income of $14,554, a loss of $145,828, and a loss of $29,242 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively, from the investments, which is included in “Income (loss) from equity method investment” in the consolidated statements of operations and comprehensive income (loss).

The Company’s investment in unconsolidated entity consists of the following:

	March 31, 2023	March 31, 2022

Palpito	$169,148	$168,509
Total investment	$169,148	$168,509

Summarized financial information of unconsolidated entity is as follows:

	March 31, 2023	March 31, 2022

Current assets	$1,724,166	$659,862
Noncurrent assets	457,148	540,393
Current liabilities	1,252,473	75,957
Noncurrent liabilities	505,971	703,025

	For the Fiscal Years Ended March 31,
	2023	2022	2021

Net sales	$1,993,678	$2,404,172	$148,252
Gross profit	641,860	328,249	7,315
Income (loss) from operations	12,953	(355,711)	(72,682)
Net income (loss)	36,384	(364,569)	(73,106)

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – ACQUISITIONS

TLS Acquisition

On July 20, 2022, the Company entered into an Agreement with All Seas Global Limited to acquire 100% equity interests in TLS. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the TLS and the Company were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at TLS’s historical carrying value. The Company recognized $3.6 million of consideration in excess of the book value of net liabilities acquired, which is reflected in the consolidated statements of changes in shareholders’ equity with $2.84 million in capital reserve and $0.74 million in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of TLS as of the transaction date were as follows:

July 20, 2022

Assets	$7,293,021
Liabilities	8,030,370
Net liabilities	$(737,349)

Consideration in excess of net liabilities acquired	$3,579,522

Total purchase consideration	$2,842,173

Reiwatakiya Acquisition

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited who held 60% interests in Reiwatakiya. The 60% the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 with no consideration. As the TLS and Reiwatakiya were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at Reiwatakiya’s historical carrying value. On January 4, 2023, TLS acquired the remaining 40% of the equity interests in Reiwatakiya from a third-party shareholder with no consideration and Reiwatakiya became the wholly owned subsidiary of TLS. The Company recognized $2,502 of consideration in excess of the book value of net liabilities acquired, which is reflected in retained earnings in the consolidated statements of changes in shareholders’ equity at the acquisition date.

The carrying amounts of the assets and liabilities of Reiwatakiya as of the transaction date were as follows:

October 26, 2022

Assets	$32,838
Liabilities	37,008
Net liabilities	$(4,170)
Non-controlling interests	1,668

Consideration in excess of net liabilities acquired	$2,502

Total purchase consideration	$-

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2023	March 31, 2022

Syndicated Loans Tranche A (1)	September 2022*	TIBOR^+0.70%	$-	$40,328,982
Syndicated Loans Tranche B (2)	September 2023	TIBOR+0.70%	60,636,412	-
Total short-term borrowings			$60,636,412	$40,328,982

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain current organization structure, specified ratios of debt to tangible net assets and debt service coverage, and positive net income, etc. The terms also prohibit the Company from transferring part or all of its assets to third-party companies or receiving part of all of the assets from other third-party companies. Although the Company incurred a net loss in fiscal year ended March 31, 2023, the Company did not receive any notices from banks, such as notices of terminating its ability to borrow under the relevant agreements and notices of accelerating its obligations to repay outstanding borrowings etc.

*	The loans were fully repaid upon maturity.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2021, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2021, with a consortium of banks, with an aggregate credit line of ¥7.5 billion (approximately $61.6 million). As of March 31, 2022, the Company borrowed an aggregated of ¥5.0 billion (approximately $41.0 million) under the agreement, and the net outstanding balance of this loan was approximately ¥4.9 billion (approximately $40.3 million), net off the unamortized loan service cost of ¥86.6 million ($711,018). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	On September 27, 2022, the Company entered into another one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million). As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). The syndicated loan is guaranteed by Mr. Kanayama.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2023	March 31, 2022

Toei Shinkin Bank (1)	December 2053	1.10%	$1,981,520	$2,233,520
Japan Finance Corporation (2)	July 2023 - April 2025	0.71% - 4.25%	1,665,007	1,975,830
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,503,800	1,641,600
MUFG Bank (4)	August 2026	TIBOR (3M) + 0.8%	5,210,667	6,377,616
Messanine Solution No.4 Investment Limited Liability Union (5)	October 2026	9.0% - 10.5%	-	8,208,000
Tokyo Higashi Shinkin Bank	July 2026	2.0%	100,153	142,228
The Hongkong and Shanghai Banking Corporation Limited (6)	June 2023 – February 2033	2.750% - 3.375%	619,032	577,953
Universe Holdings (China) Co., Ltd (7)	No maturity date	5%	-	1,021,640
DFL-Shutoken Leasing (Hong Kong) Company Limited	March 2024 – October 2025	2.990%	518,731	393,976
Resona Merchant Bank Asia Limited (8)	No maturity date	1.2%	1,510,934	-
Total long-term borrowings			$13,109,844	$22,572,363

Current portion of long-term borrowings			$2,783,445	$1,454,378

Non-current portion of long-term borrowings			$10,326,399	$21,117,985

(1)	Guaranteed by Mr. Kanayama.

(2)	Two of the loans was fully repaid upon maturity during the fiscal year ended March 31, 2023.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.6 million) as of March 31, 2023 as collateral to safeguard the loan.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – BORROWINGS (continued)

(5)	The loan bears an interest rate of 9.0% from October 13, 2021 to March 31, 2024, and 10.5% from April 1, 2024 to October 30, 2026. The loan was fully repaid in advance during the fiscal year ended March 31, 2023.

(6)	Guaranteed by Mr. Kanayama. One of the loans was fully repaid upon maturity in April 2023.

(7)	Guaranteed by the Company. The loan was fully repaid during the fiscal year ended March 31, 2023.

(8)	On September 27, 2022, TLS entered into a revolving credit facility agreement with Resona Merchant Bank Asia Limited for an aggregated credit line of ¥200 million (approximately $1.5 million), with no specific maturity date. As of March 31, 2023, the Company borrowed an aggregated of ¥200 million (approximately $1.5 million) under the agreement.

The future maturities of long-term borrowings as of March 31, 2023 were as follows:

12 months ending March 31,
2024	$2,783,445
2025	1,025,691
2026	868,645
2027	3,429,794
2028	1,609,329
Thereafter	3,392,940
Total long-term borrowings	$13,109,844

For the above mentioned short-term and long-term loans, the Company recorded interest expenses of $2,388,870, $2,951,406, and $2,279,038 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. The annual weighted average interest rates were 1.49%, 1.59%, and 1.27% for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Palpito	An equity investment entity of the Company
All Seas Global Limited	The entity’s representative director is Mr. Kanayama.
Tokushin G.K.	A shareholder of the Company.
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022

a.	Accounts receivable, net–- related parties

Accounts receivable, net–- related parties consisted of the following:

Name	March 31, 2023	March 31, 2022

Seihinkokusai	$266,523	$345
Palpito	35,106	-
Tokushin G.K.	2,118	-
Shintai Co., Ltd.	24,060	250
Subtotal	327,807	595
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net–- related parties	$327,807	$595

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2023	March 31, 2022

Palpito	$-	$1,717
Seihinkokusai (1)	443,664	691,278
All Seas Global Limited	-	1,433
Shintai Co., Ltd.	903	-
Total due from related parties	$444,567	$694,428

(1)

The amount due from Seihinkokusai mainly includes: 1) The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($375,950) as a rental security deposit to this related party. During the fiscal year ended year ended March 31, 2023, Seihinkokusai refunded ¥40 million ($300,760) to the Company for its working capital needs; 2) The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($105,266) as a rental security deposit to this related party; 3) In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($150,380) as an operating security deposit to Seihinkokusai; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the fiscal years ended March 31, 2022 and 2021. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing. The amount due from Seihinkokusai will be collected back when the agreement expires or is terminated; and 4) compensation receivable for consumption tax amounted to $109,144 (See Note 6).

c.	Accounts payable–- related parties

Accounts payable–- related parties consisted of the following:

Name	March 31, 2023	March 31, 2022

Seihinkokusai	$-	$34,043
Palpito	-	98,004
Total accounts payable–- related parties	$-	$132,047

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2023	March 31, 2022

Mr. Mei Kanayama	$63,916	$170,397
Seihinkokusai	233,643	23,444
Total due to related parties	$297,559	$193,841

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
Name	2023	2022	2021

Seihinkokusai	$642,018	$22,092	$8,246
Shintai Co., Ltd.	113,559	1,347	657
Palpito	87,200	83,290	-
Tokushin G.K.	4,950	-	-
Takuetsu Kokusai Co., Ltd.	259	6,507	-
YST (HK) Limited	-	130,523	153,129
Total revenue from related parties	$847,986	$243,759	$162,032

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2023	2022	2021

Seihinkokusai	$125,496	$401,341	$667,156
Palpito	77,020	122,520	37,677
YST (HK) Limited	-	13,885	139,925
Total purchase from related parties	$202,516	$537,746	$844,758

g.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 12).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 30.6%, 34.0% and 34.0% for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the fiscal years ended March 31, 2023, 2022, and 2021.

PRC

Qingzhiliangpin is incorporated in the PRC, and is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate.

Malaysia

Reiwatakiya is incorporated in Malaysia, and is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 (approximately $566,000) or less) is 17% for the first MYR600,000 (approximately $136,000) taxable income, with the remaining balance being taxed at the 24% rate.

The income (loss) before tax were as follows:

	For the Years Ended December 31,
	2023	2022	2021

Japan	$(7,503,560)	$5,749,422	$9,068,823
Hong Kong	(59,307)	359,534	(809,448)
PRC	239,733	49,868	-
Malaysia	(11,288)	-	-
Income (loss) before tax	(7,334,422)	6,158,824	8,259,375

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The components of the income tax provision were as follows:

	For the Fiscal Years Ended December 31,
	2023	2022	2021
Current tax provision (benefit)
Japan	$(4,277,928)	$2,301,944	$3,541,410
Hong Kong	-	-	-
PRC	142,558	-	-
Malaysia	-	-	-
	(4,135,370)	2,301,944	3,541,410
Deferred tax provision (benefit)
Japan	$4,849,770	$(122,276)	$(234,362)
Hong Kong	-	55,008	-
PRC	-	-	-
Malaysia	-	-	-
	4,849,770	(67,268)	(234,362)
Income tax provisions	$714,400	$2,234,676	$3,307,048

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the fiscal years ended March 31, 2023, 2022, and 2021:

	For the Fiscal Years Ended March 31,
	2023	2022	2021

Japanese statutory income tax rate	30.6%	34.0%	34.0%
Non-deductible expenses	(1.2)%	1.7%	0.6%
Non-taxable income	-	(2.2)%	(4.2)%
Tax rate difference in non-Japan subsidiaries	(1.6)%	0.1%	1.3%
Change in valuation allowance	(5.9)%	0.5%	-
Effect of additional consumption tax charge from tax examination (1)	(30.8)%	-	-
Others	(0.8)%	(1.2)%	2.1%
Subtotal	(9.7)%	32.9%	33.8%
Undistributed retained earnings tax (2)	-	3.4%	6.2%
Effective tax rate	(9.7)%	36.3%	40.0%

(1)	This pertains to the tax effect resulted from the consumption tax examination (See note (c)–- tax payable).

(2)	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income taxes, the Company is also subjected to a special tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s share capital exceeds ¥100 million. URE tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends paid, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than ¥30 million is subject to a rate of 10%, the portion between ¥30 million and ¥100 million is subject to a rate of 15%, and the portion over ¥100 million is subject to a rate of 20%.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The Company’s deferred tax assets (liabilities), net comprised of the following:

	March 31, 2023	March 31, 2022
Deferred tax assets:
Allowance for doubtful accounts	$1,434,120	$311,004
Accrued member rewards	39,019	32,693
Accrued employee bonus	46,564	74,219
Accrued asset retirement obligation	123,626	113,033
Accrued employee retirement pension	59,358	59,127
Investment loss from equity method investment	40,300	54,336
Net operating loss carry-forwards	3,187,904	376,661
Total deferred tax assets	4,930,891	1,021,073
Valuation allowance	(597,777)	(386,436)
Total deferred tax assets	4,333,114	634,637
Deferred tax liabilities:
Change in fair value of purchase option	(7,552)	(115,728)
Accrued interest income on consumption tax receivable	(19,894)	-
Compensation receivable for consumption tax	(8,756,745)	-
Total deferred tax liabilities	(8,784,191)	(115,728)
Deferred tax assets (liabilities), net	$(4,451,077)	$518,909

The Company’s movement of the valuation allowance were as follows:

	March 31, 2023	March 31, 2022
Beginning balance	$386,436	$351,943
Additions	214,389	39,096
Foreign currency translation adjustments	(3,048)	(4,603)
Ending balance	$597,777	$386,436

As of March 31, 2023, the Company had net operating loss carried forward from the entities in Japan of $8,780,785. The carry forward loss of $8,579,533 and $201,252 will expire by the fiscal year ended March 31, 2029 and 2030, respectively, if not utilized.

As of March 31, 2023, the Company had net operating loss carried forward from the entities in Hong Kong of $3,025,621, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of income (loss) and comprehensive income (loss). Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the balance sheets (See Note 7).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

(c)	Taxes payable

Taxes payable consisted of the following:

	March 31, 2023	March 31, 2022
Income tax payable	$663,503	$723,550
Additional consumption tax payable due to tax examination (1)	16,597,264	-
Consumption tax payable and others	959,036	17,002
Total taxes payable	$18,219,803	$740,552

(1)

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund amounted to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by the Company’s tax consultant was amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, the Company recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as well as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). The amount of consumption tax payable is currently waiting for the confirmation and the Company has also applied for payments by instalments, the application is currently waiting for approval by the Tokyo Regional Taxation Bureau.

NOTE 15 – REPRESENTATIVE’S WARRANTS LIABILITY

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

Because the strike price of the Representative’s Warrants is denominated in U.S. dollars, a currency other than the Company’s functional currency, ¥, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2023, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the fiscal years ended March 31, 2023, 2022, and 2021, these Representative Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $139,615 and $369,404 from the change in fair value of the Representative’s Warrants liability subsequently for the fiscal years ended March 31, 2023 and 2022, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – REPRESENTATIVE’S WARRANTS LIABILITY (continued)

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) on the date that these warrants were originally issued and as of March 31, 2023 and 2022 using the following assumptions:

	March 31, 2023	March 31, 2022	January 13, 2022
Representative’s Warrants liability
Stock price	$0.98	$2.12	$4.00
Exercise price	$4.80	$4.80	$4.80
Expected term (years)	3.79	4.79	5.00
Risk-free interest rate	3.60%	2.42%	1.47%
Expected volatility	55.57%	56.86%	55.39%

NOTE 16 – SHAREHOLDERS’ EQUITY

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SHAREHOLDERS’ EQUITY (continued)

Ordinary shares (continued)

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

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2023 and 2022, the total restricted net assets of the Company amounted to $23,773,242 and $26,615,392, respectively.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2023 and 2022, there were no legal claims and litigation against the Company.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENT REPORTING

Segments

The Company is engaged in the operation of retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services. The Company’s operations are conducted in three reported segments: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenues for each of these individual products and services.

Directly-operated physical stores segment includes physical stores in Japan and Hong Kong. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through KOLs. Franchise stores and wholesale customers segments include franchise stores in the U.S. and the U.K., and wholesale customers in Japan and other countries including China, the U.S., and Canada.

The Company measures the results of its segments using, among other measures, each segment's revenue, merchandise costs, interest expenses, net, provision for income tax, net income (loss), depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment's revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the fiscal years ended March 31, 2023, 2022, and 2021, respectively:

	For the Fiscal Year Ended March 31, 2023
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$11,606,180	$20,700,011	$137,418,155	$169,724,346
Merchandise costs	$8,882,991	$16,221,524	$115,188,904	$140,293,419
Interest expenses, net	$(165,628)	$(295,403)	$(1,961,048)	$(2,422,079)
Provision for income tax	$48,853	$87,130	$578,417	$714,400
Net loss	$(550,399)	$(981,655)	$(6,516,768)	$(8,048,822)
Depreciation and amortization	$83,870	$149,587	$993,039	$1,226,496
Capital expenditures	$459,856	$366,440	$108,664	$934,960

	For the Fiscal Year Ended March 31, 2022
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$12,965,904	$122,150,105	$99,636,571	$234,752,580
Merchandise costs	$11,261,970	$98,589,103	$81,189,474	$191,040,547
Interest expenses, net	$(153,864)	$(1,449,533)	$(1,182,369)	$(2,785,766)
Provision for income tax	$123,426	$1,162,781	$948,469	$2,234,676
Net income	$216,739	$2,041,874	$1,665,535	$3,924,148
Depreciation and amortization	$67,243	$633,485	$516,727	$1,217,455
Capital expenditures	$928,319	$1,174,609	$934,885	$3,037,813

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENT REPORTING (continued)

	For the Fiscal Year Ended March 31, 2021
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$30,645,214	$111,435,341	$82,678,001	$224,758,556
Merchandise costs	$25,570,591	$88,899,645	$67,030,837	$181,501,073
Interest expenses, net	$(298,246)	$(1,084,513)	$(804,641)	$(2,187,400)
Provision for income tax	$450,907	$1,639,635	$1,216,506	$3,307,048
Net income	$675,236	$2,455,365	$1,821,726	$4,952,327
Depreciation and amortization	$85,379	$310,464	$230,345	$626,188
Capital expenditures	$781,023	$1,252,666	$905,782	$2,939,471

	March 31, 2023	March 31, 2022
Total assets:
Directly-Operated Physical Stores	$8,815,957	$8,754,065
Online Stores and Services	20,070,215	67,913,470
Franchise Stores and Wholesale Customers	117,789,108	50,804,814
Total assets	$146,675,280	$127,472,349

Total liabilities:
Directly-Operated Physical Stores	$9,728,199	$6,278,310
Online Stores and Services	11,812,654	42,520,849
Franchise Stores and Wholesale Customers	95,852,684	34,221,150
Total liabilities	$117,393,537	$83,020,309

Disaggregated Revenues

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the fiscal years ended March 31, 2023, 2022, and 2021.

NOTE 19 – SUBSEQUENT EVENTS

On June 30, 2023, the Company entered into sales agreement (the “Agreements”) with Seihinkokusai, a related party of the Company to sells its 100% equity interests in Kaika International and 40% equity interests in Palpito to Seihinkokusai, for cash consideration of ¥5,000,000 ($37,595) and ¥40,000,000 ($300,760), respectively. The transactions contemplated by the Agreements were approved by the Company’s board of directors at a board meeting on June 30, 2023. The sales of Kaika International and Palpito were due to a strategic restructuring of the Company so that it could concentrate its management resources on core businesses and maintaining operational efficiency. The cash consideration was fully received and the transactions were completed on July 1, 2023.

These consolidated financial statements were approved by management and available for issuance on July 31, 2023, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.