Form 20-F
period 2024-03-31
Yoshitsu Co., Ltd
filed 2024-07-16
CIK 1836242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,220,206 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year - ¥	¥1=$0.006613	¥1=$0.007519	¥1=$0.008208
Average rate for the year - ¥	¥1=$0.006920	¥1=$0.007402	¥1=$0.008908

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

Our liquidity relies significantly on short-term borrowings. As of March 31, 2024, we had approximately $53.2 million in short-term borrowings outstanding. As of March 31, 2023, we had approximately $60.6 million in short-term borrowings outstanding. As of March 31, 2022, we had approximately $40.3 million in short-term borrowings outstanding. As of the date of this annual report, we extended the outstanding short-term borrowings for an additional six months with a maturity date of December 30, 2024 and repaid $8.7 million of the outstanding short-term borrowing as of March 31, 2023. We repaid all of our outstanding $40.4 million short-term borrowings as of March 31, 2022, upon their maturity. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Further financing may also not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of March 31, 2024, we had approximately $53.2 million in short-term borrowings and $7.4 million in long-term borrowings outstanding.

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

The COVID-19 pandemic materially and adversely affected our business operations and operating results during the fiscal years ended March 31, 2023 and 2022. Our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023 due to the impact of the COVID-19 pandemic. Partially offset by the decrease in our operating expenses, our net income decreased from $3,924,148 during the fiscal year ended March 31, 2022 to a net loss of $8,048,822 during the fiscal year ended March 31, 2023, representing a decrease of 305.1%. During the fiscal year ended March 31, 2024, the COVID-19 pandemic did not have a material impact on our financial position and operating results. For additional information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information—COVID-19 Affecting Our Results of Operations.”

As of the date of this annual report, the daily life of Japanese residents is largely back to its normal state. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic, and any similar natural disasters will not occur in the future. The extent to which such natural diseases may impact our operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. During the fiscal year ended March 31, 2022, we opened three new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added two franchise stores, and added 16 new wholesale customers. During the period from April 1, 2023 to the date of this annual report, we opened four new directly-operated physical stores in the U.S., one new directly-operated physical store in Canada, and one new directly-operated physical store in Hong Kong. We also added five franchise stores and added 75 new wholesale customers. However, during the same fiscal year, we closed one directly-operated physical store in Japan and two directly-operated physical stores in Hong Kong, converted four directly-operated physical stores in Japan into franchise stores, converted three franchise stores in the U.S. into wholesale customers, and converted four franchise stores in Canada into wholesale customers. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, information gathered from various sources, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if we need to modify the layout of our new stores to minimize contact with customers. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

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

A significant portion of our revenue is generated by sales to our franchise stores. As of the date of this annual report, we have one franchisee operating two franchise stores in the U.S., two franchisees operating two franchise stores in the U.K., and three franchisees operating three franchise stores in Japan. Franchisees are independent operators, and their employees are not our employees.

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

Our franchisees may not operate their franchises successfully. Since we currently have only six franchisees operating our franchise stores, if one of them were to become insolvent, choose to not renew their trademark license agreement with us, or otherwise were unable or unwilling to pay us amounts due to us pursuant to the terms of their agreements, our business and results of operations would be materially and adversely affected.

The operation of our franchise stores relies significantly on three franchisees and if any of them terminate their trademark license agreements or franchise agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our three existing franchisees. As of the date of this annual report, we have one franchisee operating two franchise stores in the U.S., two franchisees operating two franchise stores in the U.K., and three franchisees operating three franchise stores in Japan. Our trademark license agreements and franchise agreements with the franchisees have a term of one to three years and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. If any of our three franchisees terminate their trademark license agreements or franchise agreements with us or request more favorable terms than the ones we currently have to continue such agreements, our business and results of operations would be materially and adversely affected.

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

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the fiscal years ended March 31, 2024, 2023, and 2022, our product sales attributable to these brands accounted for approximately 5.7%, 19.87%, and 22.89% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers or fail to continue acquiring and strengthening relationships with additional suppliers of beauty and health products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the fiscal year ended March 31, 2024, three suppliers accounted for approximately 22.5%, 21.2%, and 5.9% of our total purchases, respectively. During the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our total purchases, respectively. During the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate two distribution centers, which house the distribution operations for our physical stores together with the order fulfillment operations of our franchise stores. We plan to open a new distribution center in Malaysia in 2024 to support and replenish inventory at our physical stores and franchise stores in Malaysia. If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by two distribution centers. This dependence on two distribution centers, combined with the fact that we are a retailer and wholesaler carrying approximately 40,700 stock keeping units (“SKUs”) of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $752,425, $1,367,485, and $3,154,574 in promotion and advertising expenses during the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Marketing approaches and tools in the beauty and health products markets in Japan, China, Canada, the U.K., and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

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

Sales to the China market represented approximately 61.2%, 51.1%, and 84.2% of our revenue for the fiscal years ended March 31, 2024, 2023, and 2022, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations and financial condition.

To date we have generated a significant portion of our revenue from sales to the China market. During the fiscal years ended March 31, 2024, 2023, and 2022, sales to the China market accounted for approximately 61.2%, 51.1%, and 84.2% of our revenue, respectively. We expect such sales to continue to comprise a significant part of our revenue going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to sell our products to customers based in China would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

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

In recent years, the economic indicators in Japan have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Fumio Kishida and the former administration of Prime Minister Yoshihide Suga and Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. This policy was terminated in April 2024. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of the U.K.’s exit from the European Union (“Brexit”) on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

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

We plan to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore ,Thailand ,Malaysia, and Taiwan during the next three years. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we have or will establish new stores or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and distribution channels. In addition, the opening of a new store typically results in initial recruiting and training expenses and reduced labor efficiencies. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

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

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended March 31, 2024, 2023, and 2022, 70.7%, 57.5%, and 90.6%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. In recent years, the value of the Japanese yen against our functional currencies or the U.S. dollar has fluctuated widely, and may continue to fluctuate and is affected by, among other things, changes in governmental policies and domestic and international economic and political developments. For example, in 2022 and 2023, the Japanese yen depreciated approximately 5.6% and 16.9%, respectively, against the U.S. dollar. It is difficult to predict how market forces or government policies may impact such exchange rates between the Japanese yen and the U.S. dollar or our functional currencies in the future. Moreover, we do not take actions to manage our foreign currency exposure, such as entering into hedging transactions. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenue that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 42,220,206 of our Ordinary Shares are issued and outstanding. Among these shares, 21,428,666 are in the form of ADSs. All our ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

From the closing of our initial public offering on January 13, 2022 to July 16, 2024, the closing price of the ADSs has ranged from $0.20 to $29.52 per ADS. The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on the Nasdaq Capital Market (“Nasdaq”);

●	sales of the ADSs or Ordinary Shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weaknesses identified were (i) a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper control over logical access security of IT systems, IT operations and service organization management. Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) improving our IT environment and daily management. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we have a three-member board of corporate auditors instead of an audit committee and we do not have a standalone compensation committee or nomination and corporate governance committee of our board. Moreover, Nasdaq listing rules require a listed company to obtain shareholder approval for certain dilutive events listed in Listing Rule 5635. However, consistent with corporate governance practices in Japan, we are not required to obtain shareholder approval for such dilutive events, unless they constitute a favorable issue of shares or stock acquisition rights or an acquisition of the entire business requiring a special resolution of shareholders’ meeting. See “Item 16G. Corporate Governance.” As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On December 20, 2023, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given a period of 180 calendar days, or until June 17, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). On June 18, 2024, we were given an additional period of 180 calendar days, or until December 16, 2024, to regain compliance. To regain compliance, the ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by December 16, 2024, we may face delisting.

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

Based on our operations and the composition of our assets, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

On January 13, 2022, we closed our initial public offering (“IPO”) of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $21.4 million. In connection with the IPO, the ADSs began trading on Nasdaq under the symbol “TKLF” on January 18, 2022.

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

On June 30, 2023, we entered into two share transfer agreements with Seihinkokusai Co., Ltd. (“Seihinkokusai”), an entity of which Mr. Mei Kanayama’s wife is a director and the representative director, to sell our 100% equity interests in Kaika International and 40% equity interests in Palpito to Seihinkokusai, for cash consideration of ¥5,000,000 (approximately $37,595) and ¥40,000,000 (approximately $300,760), respectively. The transactions were negotiated at arm’s length and were approved by our board on June 30, 2023. The cash consideration was fully received, and the transactions were completed on July 1, 2023.

On September 6, 2023, Tokyo Lifestyle Limited incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the Province of Ontario, Canada. On October 17, 2023, Tokyo Lifestyle Limited incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TSL Holding”), in the State of Delaware. On October 26, 2023, TSL Holding organized a wholly-owned subsidiary, REIWATAKIYA BOS LLC, a limited liability company in the Commonwealth of Massachusetts. On November 8, 2023, TSL Holding organized a wholly-owned subsidiary, REIWATAKIYA NYC LLC, a limited liability company in the State of New York. These entities are currently not engaging in any active business operations.

The following chart illustrates our corporate structure as of the date of this annual report.

Tokushin G.K.(1)
Mei Kanayama
Yingjia Yang (2)
Grand Elec-Tech Limited(3)
Minority Shareholders(4)
Public Shareholders
30.73%
17.09%
6.33%
6.33%
10.57%
28.94%
Yoshitsu Co., Ltd
Japan, 2006
100%
Tokyo Lifestyle Limited
Hong Kong, 2019
100%
REIWATAKIYA (MYS) SDN. BHD.
Malaysia, 2022
100%
100%
100%
RAKKISTAR HOLDING INC.
Ontario, 2023
Shenzhen Qingzhiliangpin
Network Technology Co., Ltd.
PRC, 2020
Tokyo Lifestyle Holding Inc.
Delaware, 2023
100%
100%
REIWATAKIYA BOS LLC
Massachusetts, 2023
REIWATAKIYA NYC LLC
New York, 2023

Notes: All percentages reflect the equity interests held by each of our shareholders, excluding the shares issuable under the outstanding warrants.

(1)	Represents 12,975,050 Ordinary Shares held by Tokushin G. K., which is owned by Mr. Kanayama and his family, as of the date of this annual report.

(2)	Represents 2,672,754 ADSs held by Yingjia Yang, each representing one Ordinary Share, as of the date of this annual report, according to a Schedule 13G filed by Yingjia Yang on December 31, 2021 with the SEC.

(3)	Represents 2,672,460 ADSs held by Grand Elec-Tech Limited, which is 100% owned by Zhiyong Chen, as of the date of this annual report, according to a Schedule 13G filed by Grand Elec-Tech Limited on December 31, 2021 with the SEC.

(4)	Represents 4,463,354 Ordinary Shares beneficially owned by three shareholders of Yoshitsu, each of whom beneficially owns less than 5% of our Ordinary Shares, as of the date of this annual report.

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

B. Business Overview

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. We currently offer approximately 40,700 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 15,200 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 44,200 SKUs of sundry products, including home goods, 150 SKUs of electronic products, including entertainment gaming products such as Nintendo Switch and Xbox Series, 850 SKUs of luxury products, including branded watches, perfume, handbags, clothes and jewelry, and 50,600SKUs of other products, including food and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations. Specifically, we opened three new directly-operated physical stores in Hong Kong, opened two new overseas online stores and two new domestic online stores, added two franchise stores, and added 16 new wholesale customers during the fiscal year ended March 31, 2022; and during the period from April 1, 2023 to the date of this report, we opened four new directly-operated physical stores in the U.S., one new directly-operated physical store in Canada and one new directly-operated physical store in Hong Kong; we also added five franchise stores and added 75 new wholesale customers. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products, sundry products, and other products.

Since our inception, we have built a large base of customers, which has been essential for our rapid growth. During the fiscal years ended March 31, 2024, 2023, and 2022, our physical stores served approximately 473,369, 542,276, and 431,484 customers, respectively, and orders placed by our repeat customers accounted for approximately 42%, 40%, and 47% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 307,785, 615,571, and 2,091,231 customers, respectively, and orders placed by our repeat customers accounted for approximately 52%, 54%, and 39% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 402,734, 154,344, and 259,746 customers, and orders placed by our repeat customers accounted for approximately 60%, 54%, and 51% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 173 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, including many well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé.

Since our inception, we have achieved growth and profitability. Our revenue increased from $224,758,556 during the fiscal year ended March 31, 2021 to $234,752,580 during the fiscal year ended March 31, 2022, representing a slight increase of 4.4%. However, due to the negative impact of the resurgence of COVID-19 in 2022 on our revenue and an increase in our operating expenses, our revenue decreased to $169,724,346 during the fiscal year ended March 31, 2023, representing a decrease of 27.7%. Our revenue increased from $169,724,346 during the fiscal year ended March 31, 2023 to $195,681,315 during the fiscal year ended March 31, 2024, representing an increase of 15.3%. Our net income decreased from $4,952,327 during the fiscal year ended March 31, 2021 to $3,924,148 during the fiscal year ended March 31, 2022, representing a decrease of 20.8%. During the fiscal year ended March 31, 2023, our net income decreased to a net loss of $8,048,822, representing a decrease of 305.1%. During the fiscal year ended March 31, 2024, our net income increased to $6,435,622, representing an increase of 180.0%.

Since our inception, we have financed our operations primarily through bank loans. As of the date of this annual report, we have approximately $53.2 million in short-term borrowings outstanding, with a maturity date in December 2024, and approximately $7.4 million in long-term borrowings outstanding, with maturity dates ranging from June 2024 to August  2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Sales to the China market represent a significant part of our revenue. During the fiscal years ended March 31, 2024, 2023, and 2022, sales to the China market accounted for approximately 61.2%, 51.1%, and 84.2% of our revenue, respectively, mainly due to the increased online sales in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Sales to the China market represented approximately61.2%, 51.1%, and 84.2% of our revenue for the fiscal years ended March 31, 2024, 2023, and 2022, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations.” As we plan to expand into new markets by opening new stores, including adding additional directly-operated physical stores in Japan, Hong Kong, the U.S., and Canada, and add new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Thailand, Malaysia and Taiwan during the next three years, we expect the percentage of sales to the China market to decrease in the future. See “—Our Growth Strategies—Expanding into New Markets by Opening New Stores.”

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 40,700 SKUs of beauty products,15,200 SKUs of health products, 44,200 SKUs of sundry products, 150 SKUs of electronic products, 850 SKUs of luxury products, and 50,600 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedback, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Multi-Channel Distribution Network

We have built a multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. Our directly-operated physical stores, online stores, and franchise stores and wholesale customers contributed 7.6%, 5.5%, and 86.9% of our total revenue for the fiscal year ended March 31, 2024, respectively, 7%, 12%, and 81% of our total revenue for the fiscal year ended March 31, 2023, respectively, and 6%, 52%, and 42% of our total revenue for the fiscal year ended March 31, 2022, respectively.

We operate our five physical stores in Japan, six physical stores in Hong Kong, four physical stores in the U.S., and one physical store in Canada directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution centers. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

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

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 16 as of the date of this annual report, the number of our franchise stores only decreased slightly from 11 as of March 31, 2019 to seven as of the date of this annual report, and the number of our wholesale customers increased from 28 as of March 31, 2019 to 171 as of the date of this annual report. However, due to the negative impact of the resurgence of COVID-19 in 2022 on our revenue and the increase in our operating expenses, our overall gross margin decreased slightly by 2 percentage points from 19% for the fiscal year ended March 31, 2022 to 17% for the fiscal year ended March 31, 2023. Our overall gross margin decreased by 20.6 percentage points from 17.3% for the fiscal year ended March 31, 2023 to 11.9% for the fiscal year ended March 31, 2024. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our rapid expansion is supported by our two distribution centers. We believe our distribution centers enable us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

An Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with us for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing. Our representative director, Mr. Mei Kanayama, has 12 years of experience in retail and wholesale of Japanese beauty and health products.

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

Our Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, China, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and, as our overall strategy is to focus more on the development of overseas franchise and wholesale sales, we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore ,Malaysia, Thailand and Taiwan. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in Malaysia See “—Enhancing Our Technology Platform and Infrastructure” below.

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

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in IT and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution centers. We also upgraded and improved the integration of our existing operation and financial systems. In addition, we opened a new distribution center in Hong Kong in 2022 to support and replenish inventory at our physical stores and wholesale customers in Hong Kong. The cost for opening the new distribution center was approximately $0.3 million.

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 40,700 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

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

We supplement our beauty products with health products and we currently have approximately 15,200 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

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

We also currently have approximately 44,200 SKUs of sundry products available through our distribution channels. The following table illustrates the categories of sundry products we sell:

Product Category	Product Description
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Miscellaneous	Spa supplies, clothing, formula milk, and diapers

We also currently have approximately 850 SKUs of luxury products available through our distribution channels. The following table illustrates the categories of luxury products we sell:

Product Category	Product Description
Branded watches	Branded watches such as Richard Mille and PATEK PHILIPPE
Miscellaneous	Perfume, handbags, clothes and jewelry

We also currently have approximately 150 SKUs of electronic products available through our distribution channels. The following table illustrates the categories of electronic products we sell:

Product Category	Product Description
entertainment gaming products	Nintendo Switch and Xbox Series

We also currently have approximately 50,600 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes and pet food

The following tables illustrate our revenue for the fiscal years ended March 31, 2024, 2023, and 2022 by product categories:

	Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022
Product Category	Amount	%	Amount	%	Amount	%
Beauty products	$50,114,893	25.6%	$128,781,665	75.9%	$154,741,555	65.9%
Health products	4,931,671	2.5%	18,701,204	11.0%	19,374,420	8.3%
Sundry products	6,083,770	3.1%	11,033,924	6.5%	50,513,824	21.5%
Luxury products	90,189,723	46.1%
Electronic products	34,901,681	17.9%
Other products	9,459,577	4.8%	11,207,553	6.6%	10,122,781	4.3%
Total	$195,681,315	100.0%	$169,724,346	100.0%	$234,752,580	100.0%

Pricing and Payment of Products

We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account our overall pricing strategy for different categories. We constantly monitor the prices of products offered by our competitors. We also occasionally offer significant discounts on certain products for a limited time in flash sales or other promotional activities. We typically evaluate the profitability of our products every three months and make continuous efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

We provide customers with flexible payment options, including in-person settlement in physical stores with cash, credit cards and debit cards, and Japanese transportation IC cards, bank transfers, online payments with credit cards and debit cards, and payment through third-party mobile payment platforms, such as PayPay, WeChat Payment, and Alipay.

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan, Hong Kong, U.S. and Canada, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, (iii) franchise stores in the U.S. and the U.K., and wholesale customers in Japan and other countries including China, the U.S., and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” to be used by these franchise stores.

The following tables illustrate our revenue for the fiscal years ended March 31, 2024, 2023, and 2022 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022
Geographic Area	Amount	%	Amount	%	Amount	%
Japan domestic market	$57,381,922	29.3%	$72,190,276	42.5%	$22,022,276	9.4%
China market	119,818,459	61.2%	86,702,023	51.1%	197,596,778	84.2%
Other overseas markets	18,480,934	9.5%	10,832,047	6.4%	15,133,526	6.4%
Total	$195,681,315	100.0%	$169,724,346	100.0%	$234,752,580	100.0%

	Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023		Fiscal Year Ended March 31, 2022
Distribution Channel	Amount	%	Amount	%	Amount	%
Directly-operated physical stores	$14,951,952	7.6%	$11,606,180	6.8%	$12,965,904	5.5%
Online stores	10,705,449	5.5%	20,700,011	12.2%	122,150,105	52.0%
Franchise stores and wholesale customers	170,023,914	86.9%	137,418,155	81.0%	99,636,571	42.5%
Total	$195,681,315	100.0%	$169,724,346	100.0%	$234,752,580	100.0%

Physical Stores

We currently directly operate five physical stores in four cities in Japan, six physical stores in Hong Kong, four physical stores in the U.S., and one physical store in Canada under the names “Tokyo Lifestyle,” “東京生活館,” and “REIWATAKIYA.” We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information on our directly-operated physical stores as of the date of this annual report:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Koshigaya Ryutsu Danchi Store	Koshigaya	1732	October 1, 2021
3	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
4	Shinbashi Store	Tokyo	3,756	June 28, 2019
5	Nishi Kawaguchi Store	Koshigaya	4,226	January 18, 2023
6	Lohas Park Store	Hong Kong	815	September 30, 2021
7	Telford Plaza Store	Hong Kong	909	November 10, 2021
8	Nina Mall Store	Hong Kong	1163	August 30, 2022
9	Citylink Plaza Store	Hong Kong	688	October 20, 2022
10	Facesss Store	Hong Kong	809	January 19, 2023
11	The Wai Store	Hong Kong	2081	July 22, 2023
12	Toronto 1 Store	Ontario	636	December 1, 2023
13	REIWATAKIYA BOS 2 Store	Massachusetts	2000	December 9, 2023
14	REIWATAKIYA LV 1 Store	Las Vegas	2113	September 1, 2023
15	REIWATAKIYA NYC1 Store	New York	3000	April 24, 2024
16	REIWATAKIYA BOS 1 Store	Massachusetts	2185	April 24, 2024

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

Each physical store is typically staffed with a general manager, who usually oversees multiple stores, two full-time employees, and eight independent contractors. The general manager oversees all store activities, including inventory management, merchandising, cash management, scheduling, hiring, and customer services. The full-time employees assist the general manager with store activities and the independent contractors are responsible for daily activities of the store, such as greeting customers, answering questions, offering assistance, suggesting items, lending opinions, providing product information, and cleaning. General managers and full-time employees receive bonuses depending on their position and performance. Each general manager reports to our director of store management, who in turn reports to our corporate officer who reports to our representative director, Mr. Mei Kanayama.

Our physical stores are typically open for eight to 14 hours a day, seven days a week. Some of our stores have extended hours during the New Year season.

Online Stores

We sell our products through 11 domestic online stores on our websites and on various e-commerce marketplaces, including Rakuten, Yahoo! Japan, Amazon Japan, and Wowma! in Japan.

The domestic online stores are directly operated by our employees and independent contractors. For the overseas online stores, from April 2022 to August 2022, we hired third-party e-commerce marketplace operators to operate the overseas online stores and improve our online interaction with overseas customers and the efficiency of our overseas customers’ online ordering process, and paid these third-party e-commerce marketplace operators transaction commissions ranging from 1.8% to 3% based on our sales amount. In August 2022, to reduce our operating expenses and credit risk, we outsourced the entire operations of our overseas online stores to third-party e-commerce marketplace operators and transited from selling products to individual overseas online customers to selling products to the third-party e-commerce marketplace operators, who therefore became our EC Wholesale Customers and were authorized to continue operating the overseas online stores on our behalf. We have since then ceased paying the transaction commissions, and entered into customary master sales and purchase agreements with the EC Wholesale Customers. For a more detailed discussion of the customary master sales and purchase agreements with our wholesale customers, please refer to “—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.” We classify the income generated from the sales to the EC Wholesale Customers as our wholesale customers income, and transfer the payments of individual online customers we received from overseas e-commerce marketplaces to the EC Wholesale Customers.

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

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create an enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of the date of this annual report, there were an aggregate of approximately 30,200 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via account management systems of third-party e-commerce marketplace operators by allowing customers to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan, China, and Korea. To facilitate the ease of the checkout process for our repeat customers, the database of third-party e-commerce marketplace operators keeps track of these customers’ preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

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

Franchise Stores and Wholesale Customers

As of the date of this annual report, we have two franchise stores in the U.S., two franchise stores in the U.K., and three franchise stores in Japan. The following table summarizes the information on our franchise stores:

City	Number of Franchise Stores	Total Size (Square Feet)	Opened
Houston	1	1,884	July 2018
Seattle	1	1,200	December 2017
London	2	2,044	May 2021 and October 2023
Tokyo	3	5,925	July 2023,August 2023, and October 2023

In addition, as of the date of this annual report, we have approximately 171 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Franchise Profile and Trademark License Agreements

As of the date of this annual report, we have one franchisee operating two U.S. franchise stores, two franchisees operating two U.K. franchise stores, and three franchisees operating three Japan franchise stores. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

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

Key Opinion Leaders Advertising Services

Since June 2021, our wholly-owned subsidiary, Qingzhiliangpin, has provided online advertising solutions endorsing products or services in China for merchants (“Merchant Customers”) through a platform partner (the “Platform Partner”), Wuhan Juliangxingtu Technology Limited, and a key opinion leader (“KOL”) employee, who is a prominent social media influencer. Qingzhiliangpin enters into a platform service agreement (the “Platform Service Agreement”) with the Platform Partner to obtain an account (the “Account”) and access to the advertisement order platform operated by the Platform Partner (the “Platform”). The Platform Service Agreement has no specified end date and will continue to be valid unless and until the Platform Partner terminates the Platform Service Agreement by giving Qingzhiliangpin a written notice 15 days in advance. Through the Platform, Qingzhiliangpin receives advertisement orders from Merchant Customers with details of their advertising needs and requirements. Qingzhiliangpin determines with the Merchant Customers customary commission fees on an order-by-order basis prior to accepting the orders. After the orders are accepted, the KOL employee produces and posts online short video advertisements on Chinese short video platforms, such as TikTok and Kuaishou, according to the requirements of the Merchant Customers. After reviewing the work products and confirming acceptance with the Platform Partner, the Merchant Customers issue the commission fees to the Platform Partner, who settles the Account with Qingzhiliangpin every month and issues the commission fees to the bank account designated by Qingzhiliangpin after deducting certain service fees at a ratio that is determined in the Platform Service Agreement and is subject to updates through notices by the Platform Partner. As of the date of this annual report, Qingzhiliangpin has served 28 Merchant Customers and employed one KOL. The revenue generated from the KOL advertising services was $2,039,346, $1,889,367, and $985,758, representing 1.0%, 1.1%, and 0.4% of our total revenue during the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

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

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2024, our directly-operated physical stores had approximately 35 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of August 2022, the third-party e-commerce marketplace operators of our overseas online stores used approximately 12 customer service representatives. After outsourcing our overseas online stores operations in August 2022, the third-party e-commerce marketplace operators, who became our EC Wholesale Customers, continued to use customer service representatives for our overseas online stores. For details about outsourcing operations of our overseas online stores, see “—Our Distribution Channels—Online Stores.” Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

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

As part of our marketing campaign, customers in our directly-operated physical stores in Japan and Hong Kong and our franchise stores in the U.S. can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each ¥100 spent in our directly-operated physical stores and subsequently each membership point can be used as ¥1 at our directly-operated physical stores when making payments; in Hong Kong, members of our rewards program earn one membership point for each HKD spent in our directly-operated physical stores and subsequently each 250 membership points can be used as HKD1 at our directly-operated physical stores when making payments; the membership points are valid for one year starting from the last use of the rewards card. In the U.S., members of our rewards program earn one membership point for each one U.S. dollar spent in our franchise stores, and subsequently these membership points can be redeemed for different products at our franchise stores; the membership points do not expire. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2024, 2023, and 2022, approximately 523,628, 477,844, and 387,700 customers had enrolled in our rewards program, respectively. We intend to further extend this program to enhance customer acquisition and retention.

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

We are developing a mobile shopping app named “TOKYOLIFESTYLE” (the “App”) on the App Store and Google Play. As of the date of this annual report, the APP is in the process of internal testing. Featuring wide product availability, customized product recommendations, and convenient shopping experiences, the App is designed to become one of the leading global retail e-commerce platforms, by offering users a distinctive Japanese shopping experience. We plan to expand our business overseas by providing both online live sales promotions and physical store shopping experiences. We estimate the cost associated with developing the App and related logistics facilities to be approximately $8 million to $10 million.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the fiscal year ended March 31, 2024, we directly sourced from 113 cosmetics companies and distributors and 11 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2023, we directly sourced from 83 cosmetics companies and distributors and nine pharmaceutical companies and distributors. During the fiscal year ended March 31, 2022, we directly sourced from 83 cosmetics companies and distributors and eight pharmaceutical companies and distributors. For the fiscal year ended March 31, 2024, three suppliers accounted for approximately 22.5%, 21.2%, and 5.9% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of our purchases in terms of monetary value, respectively.

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

Supplier and Product Selection

When choosing suppliers, we take into consideration, among other things, whether their products complement our overall product offering, the quality and prices of their products, market reputation, production and/or distribution capacity, the market potential of their products, and the availability of supplier rebates. Before we engage with any new supplier, we also examine their qualifications and licenses to verify that they operate their businesses in compliance with applicable laws, rules, and regulations.

Our merchandising team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, beauty and fashion trends, seasonality, and customer feedback to project how many items of a particular product we should offer in our physical stores and online stores.

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

We generally enter into supply agreements with suppliers which lay out the general terms of our relationship, such as order of goods, delivery and acceptance, processing of returns, terms and conditions of payments, and handling of confidential information, among other things. These supply agreements typically have a term of one year and automatically renew for successive one-year terms unless either party sends written notice of non-renewal no later than two or three months prior to the expiration of the then-current term of such agreement.

Distribution

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by our two distribution centers. The following table summarizes the information on our distribution centers as of the date of this annual report:

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

Cash Control

Approximately 30% of the sales in our physical stores in Japan are made in cash, and we have adopted strict cash control procedures in all of our stores in Japan. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores in Japan is collected and deposited every two to three days in designated bank accounts, which are controlled by our headquarters. After the cash is deposited, our financial department also carries out a reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each physical store are dispatched centrally two to three times a month based on budgeted amounts. Approximately 15% to 25% of the sales in our physical stores in Hong Kong are made in cash. We check and make an inventory of the cash generated at our stores in Hong Kong daily before we seal and date the cash. The cash generated at our Hong Kong stores is collected and deposited every two weeks in designated bank accounts controlled by our Hong Kong subsidiary. Approximately 20% to 25% of the sales in our physical stores in the U.S. and Canada are made in cash. We check and make an inventory of the cash generated at our stores in the U.S. and Canada daily before we seal and date the cash. The cash generated at the U.S. and Canada stores is collected and deposited every week in designated bank accounts controlled by the local subsidiaries.

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

Employees

We had 140, 135, and 124 full-time employees as of March 31, 2024, 2023, and 2022, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2024:

Function:	Number
Management	52
Store	35
Sales	49
Total	134

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

In addition to our full-time employees, we had 99, 112, and 102 independent contractors as of March 31, 2024, 2023, and 2022, respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 13,778 square feet of physical store, franchise stores, office, and residence space in Tokyo. We also own premises in Koshigaya on which we are operating a distribution center of approximately 26,900 square feet, lease an aggregate of approximately 12,000 square feet of physical and franchise store space in Koshigaya, Saitama, Yokohama, and three parking lots in Koshigaya, Saitama, and Tokyo, lease an aggregate of approximately 9255 square feet of physical store and warehouse space in Hong Kong, lease an aggregate of approximately 636 square feet of the physical store in Canada, and lease an aggregate of approximately 7113 square feet of physical stores in the U.S.. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	13778	One physical store, three franchise stores, offices, residence, and one parking lot	1 to 15
Koshigaya	5213	Two Physical stores and one parking lot	3
Saitama	4,702	Physical store and parking lot	5
Yokohama	2,085	Physical store	10
Hong Kong	9,255	Six physical stores and warehouse	1 to 3
Ontario	636	Physical store	5
Massachusetts	2000	Physical store	5
Las Vegas	2113	Physical store	3
New York	3000	Physical store	5

We lease these premises from independent third parties, except as discussed below, under operating lease agreements, which are typically renewable every one to three years.

We have been leasing approximately 2,696 square feet of office space and a parking lot in Tokyo pursuant to a lease agreement we entered into on June 25, 2021 with Seihinkokusai Co., Ltd. (“Seihinkokusai”), an entity of which Mr. Kanayama’s wife is a director and the representative director. The monthly rent is ¥0 for the first eight months and ¥1,422,000 (approximately $13,415) afterwards, and we also paid ¥14 million (approximately $126,476) as a rental security deposit. The lease period is from August 1, 2021 to July 31, 2024 and may be renewed unless Seihinkokusai notifies us in writing of the termination of the lease for legitimate reasons between six months and one year prior to the expiration of the lease. The lease agreement was terminated in February 2024.

We have been leasing approximately 7,062 square feet of franchise store space in Hakuba pursuant to a lease agreement we entered into on March 22, 2021 with Seihinkokusai. The monthly rent is ¥0 for the first three months and ¥1,000,000 (approximately $9,434) afterwards, and we also paid ¥10 million (approximately $75,190) as a rental security deposit. The lease period is from April 1, 2021 to April 30, 2024. The lease terminated upon expiration of the lease period.

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

As March 31, 2024, we owned 19 trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1	晴の良品	Word	Class 5, 10, 20, 24, 25, and 28	5804614	November 6, 2015	November 6, 2025

2		Logo	Class 5, 10, 20, 24, 25, and 28	5804613	November 6, 2015	November 6, 2025

3	東京生活館	Word	Class 3, 5, and 44	5855378	June 3, 2016	June 3, 2026

4		Logo	Class 3, 5, and 44	5855379	June 3, 2016	June 3, 2026

5	東京生活館	Word	Class 35	5865658	July 8, 2016	July 8, 2026

6		Logo	Class 35	5868655	July 22, 2016	July 22, 2026

7		Logo	Class 3, 10, 21, and 35	5880029	September 9, 2016	September 9, 2026

8		Logo	Class 3, 10, 21, and 35	5880030	September 9, 2016	September 9, 2026

9		Logo	Class 3, 10, 21, and 35	5880058	September 9, 2016	September 9, 2026

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
10		Logo	Class 35 and 44	6044473	May 18, 2018	May 18, 2028

11		Logo	Class 3 and 35	6068378	August 3, 2018	August 3, 2028

12		Logo	Class 3 and 35	6099304	November 16, 2018	November 16, 2028

13	TOKYO PLUS	Word	Class 35	6183713	September 27, 2019	September 27, 2029

14	JLENSES	Word	Class 35	6183714	September 27, 2019	September 27, 2029

15	令和多喜屋	Word	Class 3, 5, 35, and 44	6325574	December 7, 2020	December 7, 2030

16	Tokyo beauty house	Word	Class 3, 5, 35, and 44	6247380	April 22, 2020	April 22, 2030

17	Tokyo life house	Word	Class 3, 5, 35, and 44	6247381	April 22, 2020	April 22, 2030

18		Word	Class 3, 5, 35, and 44	6264856	July 1, 2020	July 1, 2030

19		Word	Class 3, 5, 35, and 44	6270405	July 16, 2020	July 16, 2030

In addition, as of March 31, 2024, we had registered four domain names relating to our business, namely ystbek.co.jp, qingzhiliangpin.com, tokyoplus.jp, and jlenses.com, in Japan.

As of March 31, 2024, we also had 12 pending trademark registration; we also owned the following 19 trademarks in other countries and regions:

No.	Trademark	Country/Region	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		China	Word	Class 35	41941705	July 28, 2020	July 27, 2030

2		Hong Kong	Logo	Class 35	304969081	Jun 21, 2019	June 20, 2029

3		Hong Kong	Word	Class 35	305097844	October 30, 2019	October 29, 2029

4		Hong Kong	Word	Class 3	302845495	December 20, 2013	December 19, 2033

5		Hong Kong	Word	Class 3, 5, 35, and 44	304300073	April 24, 2018	October 11, 2027

6		Hong Kong	Logo	Class 35 and 44	304300064	March 19, 2018	October 11, 2027

7	Hong Kong	Logo	Class 35	304483044	April 4, 2018	April 3, 2028

8	Hong Kong	Logo	Class 35	304715703	October 29, 2018	October 28, 2028

9	Hong Kong	Logo	Class 35	304719060	October 31, 2018	October 30, 2028

10	Macao	Word	Class 35	N/161717	April 27, 2020	April 27, 2027

11	Macao	Word	Class 5	N/135119	September 10, 2018	September 10, 2025

12	Macao	Word	Class 44	N/135121	September 10, 2018	September 10, 2025

13	U.S.	Word	Class 35	87713467	March 12, 2019	March 11, 2029

14	U.S.	Logo	Class 35	87713490	September 10, 2019	September 9, 2029

15	U.S.	Word	Class 35	88675151	December 29, 2020	December 28, 2030

16	Canada	Logo	Class 35 and 44	TMA1070977	January 18, 2020	January 18, 2030

17	Canada	Word	Class 35 and 44	TMA1087885	January 28, 2020	January 28, 2030

18	Australia	Word	Class 35	2047385	June 10, 2020	October 30, 2029

19	United Kingdom	Word	Class 35	UK00003441105	January 24, 2020	November 1, 2029

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

Revenue

Our net revenue is derived primarily from retail and wholesale of Japanese beauty and health products, luxury and electronic products, as well as sundry and other products. Luxury products include primarily branded watches, perfume, handbags, clothes and jewelry, etc. Electronic products include primarily entertainment gaming products, such as Nintendo Switch, Xbox Series, etc. Sundry products include primarily home goods, such as bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies. It also includes spa supplies, clothing, formula milk, and diapers. Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through key opinion leaders (“KOLs”). We have experienced growth since our inception, which we believe is a result of our focus on maintaining the quality of our products and customer services. Growth of our revenue is primarily driven by expanding our distribution network, both in Japan and overseas, as well as extending our product offerings. Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotional and competitive activities, and the spending habits of our customers. Our product offerings across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from our existing customers to our physical and online stores.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists primarily of the costs of merchandise products. Supplies and prices of our merchandise products can be affected by a variety of factors, including seasonal fluctuations, demand, politics, and economic conditions. We may not be able to increase prices to cover increased costs due to an increase in the prices of merchandise products from our suppliers, which would have an adverse effect on our operating results and profitability. In order to negotiate more favorable prices on merchandise products, we work closely with our top suppliers, especially cosmetics and pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a cosmetics or pharmaceutical company is generally 5% to 8% lower than that from a distributor. Cosmetics and pharmaceutical companies in Japan typically do not limit the number of distributors that may directly source from them or impose requirements, such as those for volume or geographic areas, on these distributors. As a result, we aim to directly source products from major cosmetics and pharmaceutical companies so as to get lower prices. We also seek to cooperate with other distributors who directly source products from cosmetics and pharmaceutical companies, as well as luxury and electronic providers who do not have an established relationship with us. We believe our cooperation with these distributors allows us to expand our product offerings and procure products manufactured by cosmetics and pharmaceutical companies without an established relationship with us.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by the prices of our products, product mix, availability, and discounts offered, as some products generally provide higher gross margins, and by our merchandise costs, which may vary. We offer competitive pricing to attract and retain customers. Prices are set either by our suppliers or by us with reference to major online and offline competitors, taking into account our overall pricing strategy for different categories. We typically evaluate the profitability of our products every three months.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll and employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made investments in talent acquisition and infrastructure over the past six years which have resulted in higher operating expenses. Despite the decreased operating expenses during the fiscal year ended March 31, 2024 as compared to the same period last year, as discussed in detail below, our operating expenses are expected to continue increasing in the future as we invest to open new stores both in Japan and overseas, expand our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes other income (expense), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the Fiscal Years Ended March 31,		Variance
	2024	2023	Amount	%
REVENUE	$195,681,315	$169,724,346	$25,956,969	15.3%

OPERATING EXPENSES
Merchandise costs	172,306,308	140,293,419	32,012,889	22.8%
Selling, general and administrative expenses	17,597,125	28,607,088	(11,009,963)	(38.5)%
Total operating expenses	189,903,433	168,900,507	21,002,926	12.4%

INCOME FROM OPERATIONS	5,777,882	823,839	4,954,043	601.3%

OTHER INCOME (EXPENSES)
Interest expense, net	(1,611,141)	(2,422,079)	810,938	(33.5)%
Additional and delinquent tax due to consumption tax correction	(628,876)	(6,622,486)	5,993,610	(90.5)%
Gain from disposal of equity method investment	190,571	-	190,571	100.0%
Gain from disposal of a subsidiary	341,139	-	341,139	100.0%
Other income, net	760,435	13,145	747,290	5,685.0%
Gain from foreign currency exchange	3,065,971	718,990	2,346,981	326.4%
Change in fair value of representative’s warrants liability	109,173	139,615	(30,442)	(21.8)%
Income (loss) from equity method investment	(69,444)	14,554	(83,998)	(577.1)%
Total other income (expenses), net	2,157,828	(8,158,261)	10,316,089	(126.4)%

INCOME (LOSS) BEFORE INCOME TAX PROVISION	7,935,710	(7,334,422)	15,270,132	(208.2)%

PROVISION FOR INCOME TAXES	456,774	714,400	(257,626)	(36.1)%

NET INCOME (LOSS)	$7,478,936	$(8,048,822)	$15,527,758	(192.9)%

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan, Hong Kong and others, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services income from advertising business through key opinion leaders (“KOLs”), and (iii) franchise stores in Japan, the U.S., Canada, and the U.K., and wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Our total revenue increased by $25,956,969, or 15.3%, from $169,724,346 for the fiscal year ended March 31, 2023 to $195,681,315 for the fiscal year ended March 31, 2024. The increase in our revenue consists of increased revenue from directly-operated physical stores and franchise stores and wholesale customers, which was partially offset by the decreased revenue from online stores and services. Revenue generated from companies located in Japan accounted for 77.8% and 88.2% of our total revenue for the fiscal years ended March 31, 2024 and 2023, respectively. Revenue generated from companies located in Hong Kong and others accounted for 22.2% and 11.8% of our total revenue for the fiscal years ended March 31, 2024 and 2023, respectively.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2024 and 2023, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2024	%	2023	%	Amount	%
Directly-operated physical stores	$14,951,952	7.6%	$11,606,180	6.8%	$3,345,772	28.8%
Online stores and services	10,705,449	5.5%	20,700,012	12.2%	(9,994,563)	(48.3)%
Franchise stores and wholesale customers	170,023,914	86.9%	137,418,154	81.0%	32,605,760	23.7%
Total Revenue	$195,681,315	100.0%	$169,724,346	100.0%	$25,956,969	15.3%

Revenue from directly-operated physical stores increased by $3,345,772, or 28.8%, to $14,951,952 for the fiscal year ended March 31, 2024, from $11,606,180 for the fiscal year ended March 31, 2023. During the fiscal year ended March 31, 2024, the Company started to offer luxury products, which contributed a significant portion of increased directly-operated physical store sales in the fiscal year ended March 31, 2024. The increase in directly-operated physical stores sales was also due to revenue contributed from our newly-opened physical stores in the United States and Canada, which was partially offset by the decreased revenue as a result of the transformation of four physical stores in Japan during the fiscal year ended March 31, 2024. The transformation of the physical stores in Japan was due to the fact that these stores had underperformed and we transformed these stores into franchise stores to improve our cash flow and working capital. After the change, these physical stores purchased products from us like other franchise stores, and hence this portion of revenue was recorded under franchise stores and wholesale customers.

Revenue from online stores and services decreased by $9,994,563, or 48.3%, to $10,705,449 for the fiscal year ended March 31, 2024, from $20,700,012 for the fiscal year ended March 31, 2023. Revenue from online stores and services for the fiscal year ended March 31, 2024 consists of revenue from online stores in Japan as well as KOLs services income. The decrease was mainly due to the significant decrease in revenue from online stores and services revenue generated by our online stores in China during the fiscal year ended March 31, 2024 as compared to the same period last year resulted from a shift in our business strategy since August 2022. Instead of operating the online stores by ourselves, we entrusted the entire operations of all our online stores in China to third-party companies to minimize the operating risk. After the change, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers.

Revenue from franchise stores and wholesale customers increased by $32,605,760, or 23.7%, from $137,418,154 for the fiscal year ended March 31, 2023 to $170,023,914 for the fiscal year ended March 31, 2024. The increase was mainly due to expansion of products offering as we started to offer luxury products and electronic products that have higher unit selling prices. In addition, the increase was also due to the increased revenue generated from franchise stores which previously was recognized under physical stores as mentioned above, as well as the increased revenue from the new wholesale customers with whom we entered into business relationships during the fiscal year ended March 31, 2024. The increase was partially offset by the decreased sales of beauty products to wholesales customers as the demand for Japanese beauty products declined in China market.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2024 and 2023, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2024	%	2023	%	Amount	%
Directly-operated physical stores	$11,916,702	6.9%	$8,882,991	6.3%	$3,033,711	34.2%
Online stores and services	7,920,348	4.6%	16,221,524	11.6%	(8,301,176)	(51.2)%
Franchise stores and wholesale customers	152,469,258	88.5%	115,188,904	82.1%	37,280,354	32.4%
Total Cost of Revenue	$172,306,308	100.0%	$140,293,419	100.0%	$32,012,889	22.8%

Cost of revenue from directly-operated physical stores increased by $3,033,711, or 34.2%, from $8,882,991 for the fiscal year ended March 31, 2023 to $11,916,702 for the fiscal year ended March 31, 2024. The percentage increase in cost of revenue was more than the percentage increase in revenue, as discussed in greater detail below.

Cost of revenue from online stores and services decreased by $8,301,176, or 51.2%, from $16,221,524 for the fiscal year ended March 31, 2023 to $7,920,348 for the fiscal year ended March 31, 2024. The percentage decrease in cost of revenue was more than the percentage decrease in revenue, as discussed in greater detail below.

Cost of revenue from franchise stores and wholesale customers increased by $37,280,354, or 32.4%, from $115,188,904 for the fiscal year ended March 31, 2023 to $152,469,258 for the fiscal year ended March 31, 2024. The percentage increase in cost of revenue was more than the percentage increase in revenue, as discussed in greater detail below.

Gross Profit and Gross Margin

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2024 and 2023, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2024	Margin %	2023	Margin %	Amount	%
Directly-operated physical stores	$3,035,250	20.3%	$2,723,189	23.5%	$312,061	11.5%
Online stores and services	2,785,101	26.0%	4,478,488	21.6%	(1,693,387)	(37.8)%
Franchise stores and wholesale customers	17,554,656	10.3%	22,229,250	16.2%	(4,674,594)	(21.0)%
Total Gross Margin and Margin %	$23,375,007	11.9%	$29,430,927	17.3%	$(6,055,920)	(20.6)%

The gross profit of directly-operated physical stores increased by $312,061, or 11.5%, from $2,723,189 for the fiscal year ended March 31, 2023 to $3,035,250 for the fiscal year ended March 31, 2024, which was mainly due to the increase in revenue. The gross margin from directly-operated physical stores decreased by 3.2 percentage points from 23.5% for the fiscal year ended March 31, 2023 to 20.3% for the fiscal year ended March 31, 2024. The decrease in gross margin was mainly due to the increased sales of luxury products which have relatively lower gross margins, as well as increased promotion activities and price discounts given to our customers so that we could attract more customers to visit our physical stores during the fiscal year ended March 31, 2024.

The gross profit of online stores and services decreased by $1,693,387, or 37.8%, from $4,478,488 for the fiscal year ended March 31, 2023 to $2,785,101 for the fiscal year ended March 31, 2024, which was in line with the decrease in revenue from online stores and services. The gross margin from online stores and services increased by 4.4 percentage points from 21.6% for the fiscal year ended March 31, 2023 to 26.0% for the fiscal year ended March 31, 2024. The increase was mainly due to price adjustments we made as we raised the selling prices of products sold in our online stores in Japan.

The gross profit of franchise stores and from wholesale customers decreased by $4,674,594, or 21.0%, from $22,229,250 for the fiscal year ended March 31, 2023 to $17,554,656 for the fiscal year ended March 31, 2024, mainly due to the increased cost of revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers decreased by 5.9 percentage points from 16.2% for the fiscal year ended March 31, 2023 to 10.3% for the fiscal year ended March 31, 2024. The decrease in gross margin was mainly due to the increased sales of luxury products and electronic products which have relatively lower gross margins during the fiscal year ended March 31, 2024.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 9.0% and 16.9% of our revenue for the fiscal years ended March 31, 2024 and 2023, respectively.

	For the Fiscal Years Ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Allowance for (net recovery of) credit losses	$(2,043,939)	(11.6)%	$3,471,953	12.1%	$(5,515,892)	(158.9)%
Shipping expenses	1,793,286	10.2%	5,863,482	20.5%	(4,070,196)	(69.4)%
Promotion and advertising expenses	752,425	4.3%	1,367,485	4.8%	(615,060)	(45.0)%
Payroll, employee benefit expenses and bonus expenses	5,682,429	32.3%	6,247,246	21.8%	(564,817)	(9.0)%
Transaction commission	1,921,577	10.9%	2,248,804	7.9%	(327,227)	(14.6)%
Professional service fees	3,548,374	20.2%	3,193,815	11.2%	354,559	11.1%
Other expenses	5,942,973	33.7%	6,214,303	21.7%	(271,330)	(4.4)%
Total operating expenses	$17,597,125	100.0%	$28,607,088	100.0%	$(11,009,963)	(38.5)%

Operating expenses decreased by $11,009,963, or 38.5%, from $28,607,088 for the fiscal year ended March 31, 2023 to $17,597,125 for the fiscal year ended March 31, 2024. The decrease in operating expenses was primarily attributable to the following factors:

(1)	a decrease in allowance for credit losses by $5,515,892, or 158.9%, from $3,471,953 for the fiscal year ended March 31, 2023 to $(2,043,939) for the fiscal year ended March 31, 2024. The decrease in allowance for credit losses was mainly due to the collection of long-term receivables and accounts receivable, causing a net recovery of credit losses during the fiscal year ended March 31, 2024;

(2)	a decrease in shipping expenses by $4,070,196, or 69.4%, from $5,863,482 for the fiscal year ended March 31, 2023 to $1,793,286 for the fiscal year ended March 31, 2024. Our shipping expenses incurred mainly for sales from online stores and sales to franchise stores and wholesale customers which both decreased during the fiscal year ended March 31, 2024. Previously, we incurred shipping expenses when we shipped our products to our overseas bonded warehouses in China before we sold products to our online customers and some overseas wholesale customers, but we terminated the warehouse and logistics services in China in October 2022. During the fiscal year ended March 31, 2024, we did not have sales from online stores in China because since August 2022, instead of operating the online stores in China by ourselves, we entrusted the entire operation of all our online stores in China to third-party companies to minimize the operating risk. After this transition, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers. Currently, the majority of our overseas franchise and wholesale customers now pick up the products from our warehouse in Japan, hence, shipping expense incurred for sales from online stores and sales to franchise stores and wholesale customers both decreased during the fiscal year ended March 31, 2024;

(3)	a decrease in promotion and advertising expenses by $615,060, or 45.0%, from $1,367,485 for the fiscal year ended March 31, 2023 to $752,425 for the fiscal year ended March 31, 2024. The decrease was mainly due to our effort in cost control as well as decreased advertising expenses for our online stores, as we spent less on advertising activities for our overseas online stores after we entrusted the entire operations of all our online stores in China to third-party companies as mentioned above;

(4)	a decrease in payroll, employee benefit expenses, and bonus expenses by $564,817, or 9.0%, from $6,247,246 for the fiscal year ended March 31, 2023 to $5,682,429 for the fiscal year ended March 31, 2024. The decrease was mainly due to the decreased payroll, employee benefit expenses, and bonus expenses of $1,305,723 in Japan, which was attributable to the decreased headcount resulting from implementation of cost control as well as the transformation of four physical stores in Japan. The decrease was partially offset by the increased payroll, employee benefit expenses, and bonus expenses of $740,906 in Hong Kong, the United States and Canada, which was due to the increased headcount caused by the expansion of our business operation in these regions during the fiscal year ended March 31, 2024;

(5)	a decrease in transaction commission paid to third-party e-commerce marketplace operators by $327,227, or 14.6%, from $2,248,804 for the fiscal year ended March 31, 2023 to $1,921,577 for the fiscal year ended March 31, 2024. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The decrease in transaction commission was due to the decrease in our online sales in China; and

(6)	an increase in professional service fees by $354,559, or 11.1%, from $3,193,815 for the fiscal year ended March 31, 2023 to $3,548,374 for the fiscal year ended March 31, 2024. The increase was mainly due to the increased professional fees paid to our lawyers for services incurred for the consumption tax examination.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Due to our strategic debt management and favorable loan conditions, interest expenses, net decreased by $810,938, or 33.5%, from $2,422,079 for the fiscal year ended March 31, 2023 to $1,611,141 for the fiscal year ended March 31, 2024. The decrease mainly consisted of a decrease in amortized loan service costs in relation to our syndicated loans by $454,980, as well as a decrease in interest expenses at interest rate by $355,542, which was mainly due to the decreased weighted average loan balances and interest rate for the fiscal year ended March 31, 2024 as compared to the same period last year.

Additional and Delinquent Tax Due to Consumption Tax Correction

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, we were required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by our suppliers and customers, we entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. Due to this consumption tax correction, apart from the amount of $6,622,486 we were required to pay during the fiscal year ended March 31, 2023, we were required to pay the additional tax for understatement and delinquent tax of $628,876 based on the final assessment by the Tokyo Regional Taxation Bureau, which we recorded during the fiscal year ended March 31, 2024.

Gain from Disposal of Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We owned 40% of the equity interests of Palpito and the registered capital was fully injected on December 31, 2020. On June 30, 2023, we entered into a share transfer agreement with Seihinkokusai Co., Ltd. (“Seihinkokusai”), a related party of the company to sell our 40% equity interests in Palpito to Seihinkokusai, for a cash consideration of ¥40,000,000 ($300,760). The cash consideration was fully received, and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of equity method investment of $190,571 for the fiscal year ended March 31, 2024.

Gain from Disposal of a Subsidiary

On June 30, 2023, we entered into a share transfer agreement with Seihinkokusai, a related party of the Company to sell our 100% equity interest in Kaika International to Seihinkokusai, for a cash consideration of ¥5,000,000 ($37,595). The cash consideration was fully received and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of Kaika International of $341,139 for the fiscal year ended March 31, 2024.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by $747,290, or 5,685.0%, from net other income of $13,145 for the fiscal year ended March 31, 2023 to net other income of $760,435 for the fiscal year ended March 31, 2024. The increase was mainly due to the increased gain from disposal of property and equipment, which was partially offset by decreased government subsidy received during the fiscal year ended March 31, 2024 as compared to the same period of last year.

Gain from Foreign Currency Exchange

Gain from foreign currency exchange was $3,065,971 for the fiscal year ended March 31, 2024 as compared to a gain from foreign currency exchange of $718,990 for the fiscal year ended March 31, 2023. The gain from foreign currency exchange was mainly due to the significant fluctuations of foreign exchange rates on our accounts receivable that denominated in foreign currencies such as U.S. dollar during the fiscal year ended March 31, 2024. The increase was also due to the increased gain from foreign currency exchange by our Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during the fiscal year ended March 31, 2024.

Change in Fair Value of Warrants Liabilities

In connection with our IPO, we agreed to issue warrants to the representative of the underwriters for the IPO on January 13, 2022. On January 26, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS. In the concurrent private placement, the Company also issued to the same investors 5,970,152 ADS purchase warrants. These warrants were classified as liability at fair value, and are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations and comprehensive income (loss). Change in fair value of the warrants liabilities amounted to $109,173 and $139,615 during the fiscal years ended March 31, 2024 and 2023, respectively.

Income (Loss) from Equity Method Investment

As mentioned above, we owned 40% of the equity interests in Palpito before we sold it to Seihinkokusai on June 30, 2023. Our loss from equity method investment was $69,444 for the fiscal year ended March 31, 2024 as compared to an income from equity method investment of $14,554 for the fiscal year ended March 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $456,774 and $714,400 for the fiscal years ended March 31, 2024 and 2023, respectively. Our provision for income taxes decreased by $257,626, or 36.1%. The decrease in provision for income taxes was mainly due to the decreased deferred income tax expenses in relation to the reversal of deferred tax liabilities resulting from the collection of compensation receivable for consumption tax during the fiscal year ended March 31, 2024, which was partially offset by the increased current income tax expenses resulted from the increased taxable income for the fiscal year ended March 31, 2024.

Net Income (Loss)

As a result of the foregoing, we reported a net income of $7,478,936 for the fiscal year ended March 31, 2024 as compared to a net loss of $8,048,822 for the fiscal year ended March 31, 2023.

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

Our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023. The decrease in our revenue was primarily due to decreased revenue from online stores and services and directly-operated physical stores, which was partially offset by the increased revenue from franchise stores and wholesale customers. Revenue generated from companies located in Japan accounted for 88.2% and 87.9% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively. Revenue generated from companies located in Hong Kong and other accounted for 11.8% and 12.1% of our total revenue for the fiscal years ended March 31, 2023 and 2022, respectively.

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

The gross profit of franchise stores and from wholesale customers increased by $3,782,153, or 20.5%, from $18,447,097 for the fiscal year ended March 31, 2022 to $22,229,250 for the fiscal year ended March 31, 2023, which was in line with the increase in revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers decreased slightly by 2.3 percentage points from 18.5% for the fiscal year ended March 31, 2022 to 16.2% for the fiscal year ended March 31, 2023. As a majority of our sale transactions to franchise stores and wholesale customers were denominated in Japanese yen, the depreciation of the Japanese yen did not cause a significant fluctuation of our gross profit margin. The decrease in gross profit margin was mainly attributable to an increase in the prices of merchandise products we purchased from our suppliers dominated in Japanese Yen as mentioned above. Meanwhile, to expand our overseas market and develop more franchise stores and wholesale customers, we gave some price discounts to our new customers in order to build a strong long-term business relationship with them. Therefore, our gross margin from franchise stores and wholesale customers decreased during the fiscal year ended March 31, 2023 as compared the same period last year.

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

B. Liquidity and Capital Resources

As reflected in the consolidated financial statements, we had a net income of $7.5 million and cash provided by operating activities of $1.9 million for the fiscal year ended March 31, 2024. Our working capital increased by $20.2 million from $8.6 million as of March 31, 2023 to $28.8 million as of March 31, 2024.

As of March 31, 2024, we had $2,475,538 in cash as compared to $1,766,441 as of March 31, 2023. As of March 31, 2024·, we also had approximately $105.4 million of accounts receivable balance due from third parties. Approximately 35.4% of the March 31, 2024 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2024. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2024, our merchandise inventories balance amounted to approximately $4.4 million, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2024, we also had approximately $53.2 million in short-term borrowings and $7.4 million in long-term borrowings outstanding. We successfully extended the syndicated loans and another two loans with maturity dates until December 2024. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

As of March 31, 2024, we had consumption tax payable of approximately $5.5 million due to tax examination. The Company will make payments of the consumption tax payable by a monthly instalment and the amount will also offset by our future consumption tax receivable from the tax authorities for excess input consumption tax. Meanwhile, as of March 31, 2024, we had approximately $9.9 million of compensation receivable for consumption tax. We expect there will be no material impact on our cash flow in coming years.

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2024	March 31, 2023

Syndicated Loans (1)	December, 2024	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$51,912,050	$60,636,412
Resona Bank (2)	December, 2024	3.4%	$1,322,600	-
Total short-term borrowings			$53,234,650	$60,636,412

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. Although the Company incurred a net loss in the fiscal year ended March 31, 2023, the Company did not receive any notices from banks, such as notices of terminating its ability to borrow under the relevant agreements and notices of accelerating its obligations to repay outstanding borrowings. The financial performance of the Company has improved during the fiscal year ended March 31, 2024, and the Company was in compliance with such covenants as of the March 31, 2024.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and the Company extended the loan for additional three months with a maturity date on June 28, 2024, subsequently, extended the loan for additional six months with a maturity date on December 30, 2024, and the interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2024, the total outstanding balance of this loan was approximately ¥7.85 billion (approximately $51.9 million). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	The loan is guaranteed by Mr. Kanayama. The Company extended the loan for additional six months with a maturity date on December 30, 2024.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2024	March 31, 2023

Toei Shinkin Bank (1)	December 2053	1.10%	$-	$1,981,520
Japan Finance Corporation (2)	December 2024 - April 2025	0.71% - 4.25%	1,247,735	1,665,007
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,322,600	1,503,800
MUFG Bank (4)	August 2026	TIBOR (3M) + 0.8%	4,166,190	5,210,667
Tokyo Higashi Shinkin Bank	July 2026	2.0%	-	100,153
The Hongkong and Shanghai Banking Corporation Limited (5)	June 2023 – February 2033	2.750% - 3.625%	424,126	619,032
DFL-Shutoken Leasing (Hong Kong) Company Limited	March 2024 – October 2025	2.990%	207,105	518,731
Resona Merchant Bank Asia Limited (6)	No maturity date	1.2%	-	1,510,934
Total long-term borrowings			$7,367,756	$13,109,844

Current portion of long-term borrowings			$1,730,796	$2,783,445

Non-current portion of long-term borrowings			$5,636,960	$10,326,399

(1)	Guaranteed by Mr. Kanayama. The loan was fully repaid during the fiscal year ended March 31, 2024 before maturity.

(2)	The Company extended the loan for additional six months with a maturity date on December 31, 2024.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.2 million) as of March 31, 2024 as collateral to safeguard the loan.

(5)	Guaranteed by Mr. Kanayama.

(6)	On September 27, 2022, TLS entered into a revolving credit facility agreement with Resona Merchant Bank Asia Limited for an aggregated credit line of ¥200 million, with no specific maturity date. The loan was fully repaid during the fiscal year ended March 31, 2024.

As of March 31, 2024, our working capital balance was approximately $28.8 million. In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe our cash on hand, our operating cash flows and the available bank facilities will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We have implemented various measures to control our operating costs. Currently, in order to improve our cash flow and working capital, we have transformed four of our underperformed directly-operated physical stores into franchise stores during the fiscal year ended March 31, 2024, so that we could improve our profitability by saving on our operating expenditure, especially personnel cost, such as payroll, employee benefit expenses and bonus expenses etc. Meanwhile, we have closely monitored the collection of long-term receivable and account receivables, and strengthened our inventory management to minimize inventory backlog, our accounts receivables and inventory turnover rate has improved which collectively contributed to the improvement of our financial performance. As part of our long-term strategy, we will continue investing in IT and equipment to enhance operational efficiency and reduce costs, and we plan to continue exploring new markets while enhancing our current presence in Japan, China, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. During the fiscal year ended March 31, 2024, we opened two directly-operated physical stores in the United States and one directly-operated physical store in Canada. In the next three years, we intend to open 10 additional directly-operated physical stores in Hong Kong, and expect the expenses related to opening these stores to be approximately HKD15 million to HKD20 million ($1.9 million to $2.5 million); and we also intend to add an aggregate of 15 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Malaysia, Thailand and Taiwan. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the Fiscal Years ended March 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$1,911,955	$(25,738,414)	$(7,005,764)
Net cash provided by (used in) investing activities	2,713,914	(743,271)	(3,105,239)
Net cash provided by (used in) financing activities	(1,781,306)	12,745,818	13,763,803
Effect of exchange rate change on cash	(2,135,466)	(2,763,692)	(2,230,388)
Net increase (decrease) in cash	709,097	(16,499,559)	1,422,412
Cash at beginning of year	1,766,441	18,266,000	16,843,588
Cash at end of year	$2,475,538	$1,766,441	$18,266,000

Operating Activities

Net cash provided by operating activities was $1,911,955 for the fiscal year ended March 31, 2024, mainly derived from a net income of $7,478,936 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in compensation receivable for consumption tax of $11,284,665 as we have received payments from the debtors according to the collection plan, and an increase in accounts payable of $13,816,414 as we negotiated longer payment terms with our suppliers. Our merchandise inventories decreased by $2,355,034 due to our strengthening inventory management to minimize inventory backlog and improve inventory turnover rate. Meanwhile, accounts receivable due from third parties increased by $24,747,655 as a result of our increased sales, and taxes payable decreased by $6,977,961 as we have made payments to tax authority for the additional consumption tax as a result of the consumption tax examination as mentioned above during the fiscal year ended March 31, 2024.

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

Investing Activities

Net cash provided by investing activities amounted to $2,713,914 for the fiscal year ended March 31, 2024, mainly due to proceeds from disposal of property and equipment of $3,104,387 and proceeds from disposal of equity method investment of $276,800, partially offset by purchases of property and equipment in the aggregate amount of $929,308 and disposal of a subsidiary of $171,788.

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

Financing Activities

Net cash used in financing activities was $1,781,306 for the fiscal year ended March 31, 2024, which primarily consisted of repayments of long-term borrowings of $4,186,712 and repayments of short-term borrowings of $2,076,000, partially offset by proceeds from issuance of ordinary shares, net of issuance costs of $3,747,282 and proceeds from short-term borrowings of $1,384,000.

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

Contractual Obligations

As of March 31, 2024, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$53,234,650	$53,234,650	$-	$-	$-	$-	$-
Long-term borrowings (2)	7,835,529	1,873,955	796,984	3,468,886	1,452,163	49,449	194,092
Operating lease payments (3)	4,523,459	1,679,607	1,163,010	467,286	404,128	249,647	559,781
Finance lease payments (4)	485,937	202,516	161,194	100,635	20,652	940	-
Total	$66,079,575	$56,990,728	$2,121,188	$4,036,807	$1,876,943	$300,036	$753,873

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance and interest payable of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities and distribution centers, which are classified as operating leases in accordance with Topic 842. As of March 31, 2024, our future lease payments totaled $4,523,459.

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of March 31, 2024, our future lease payments totaled $485,937.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2024 and 2023.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2023 to March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

A Downturn in Economy

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The global economy faced a sharp rise in energy prices triggered by the conflict in Ukraine. This led to a rise in inflation globally, followed by considerable monetary tightening in major markets, particularly in the United States and Europe, which put downward pressure on the global economies. However, economic activities continued to normalize as the effects of COVID-19 on people’s daily lives lessened, and, on the whole, the global economy was beginning to recover gradually. The current global economy has managed to avoid a significant slowdown and is maintaining a modest but stable growth trajectory, and it is expected that the global economy will continue to show robust growth from 2024 to 2025. The U.S. economy is forecasted to sustain around 2% growth rate, supported by a strong capital investment driven by a high pace of immigration and industrial policies, despite the demand restraint from previous monetary tightening becoming apparent. In Europe, although a tightening financial environment persists as the banks continue to tighten credit standards, a recovery to around 1% growth is expected in 2025 due to a resurgence in consumption following an increase in real wages. While the Chinese economy is anticipated to achieve government-targeted growth rates in 2024, it will continue to be affected by the drag of prolonged real estate adjustments with increased fiscal spending.

Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends. Although the general economy of Japan is gradually recovering after the negative impact of the COVID-19, there are still concerns about the rising prices, depreciation of Japanese Yen and slowdown in the overseas economy. In terms of domestic demand, personal consumption is picking up due to the improvements in the employment rate and personal wages, as well as the supportive government policies. In terms of external demand, there is an increase in number of overseas visitors since Japan resumed visa-free travel, and the exports which had declined due to the slowdown in the overseas economy, are gradually increasing. However, there are still many negative factors that could significantly slow down the pace of economic recovery. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

COVID-19 Affecting Our Results of Operations

The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

Due to a resurgence of the COVID-19 pandemic in late March 2022 in China, which resulted in shipping container shortages and stricter border control protocols, shipments and customs clearance for overseas imports were delayed. Our sales from online stores and franchise stores and wholesale customers in China were significantly constrained, due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China. The daily life of the Japanese residents is largely back to its normal state. The Japanese government reopened its borders to holders of visitors, and visitor numbers have risen steadily since Japan resumed visa-free travel for many countries in October 2022. It halted pre-arrival COVID-19 tests for travelers from China on April 2023 and is set to scrap all remaining infection controls from May 2023. Meanwhile. in early December 2022, China announced a nationwide loosening of its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. Although there were significant surges of COVID-19 cases in many cities in China during the period from December 2022 to January 2023, the spread of the COVID-19 has been slowed down and it is successfully under control currently in China. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time. We may experience customer losses, including due to bankruptcy or customers cutting budget or ceasing operations, which may also result in delays in collections or an inability to collect accounts receivable from these customers. Although COVID-19’s impact on our overall business operations appeared to be temporary, the extent to which COVID-19 may continue to impact our financial condition, results of operations, or liquidity continues to remain uncertain.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; and (iii) credit losses. See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluate our long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the fiscal years ended March 31, 2024, 2023, and 2022.

Credit Losses

On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

Our account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets, are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable, compensation receivable for consumption tax and other receivable, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of March 31, 2024 and 2023, allowance for credit losses for accounts receivable amounted to $1,244,662 and $3,219,772, respectively, allowance for credit losses for other receivables amounted to $728,554 and $904,598, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $99,526 and $436,145, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2024 and 2023, merchandise inventories write-down was $69,700 and $152,759, respectively.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2024 and 2023, we recorded deferred tax assets of $950,213 and $4,930,891, net of valuation allowance of $79,062 and $597,777, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors, our senior management, and corporate auditors as of the date of this annual report.

Name	Age	Position(s)
Mei Kanayama	44	Representative Director and Director (Principal Executive Officer)
Youichiro Haga	58	Director and Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura*	58	Corporate Auditor
Tadao Iwamatsu*	49	Corporate Auditor
Junji Sato*	64	Corporate Auditor
Yoji Takenaka	60	Independent Director
Tetsuya Sato	53	Independent Director

*	Corporate auditors are not members of our board of directors.

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

Mr. Yoji Takenaka has severed as our independent director since June 2021. Mr. Takenaka has been a lawyer at Takenaka Law Office, which he founded, since April 2005. Mr. Takenaka worked as a lawyer at Yamamoto Takayuki Law Office from April 1993 to March 2005. Mr. Takenaka received his bachelor’s degree in Politics from Waseda University in 1986.

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

Controlled Company

Mr. Mei Kanayama, our representative director, beneficially owns approximately 55.58% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

For the fiscal year ended March 31, 2024, we paid an aggregate of approximately $421,428 as compensation to our directors and senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

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

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 42,220,206 Ordinary Shares outstanding as of the date of this annual report, excluding the shares issuable under the outstanding warrants.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Mei Kanayama(2)	23,464,000	55.58%
Youichiro Haga	—	—
Keiichi Kimura	—	—
Tadao Iwamatsu	—	—
Junji Sato	—	—
Yoji Takenaka	—	—
Tetsuya Sato	—	—

All directors and senior management as a group (seven individuals):	23,464,000	55.58%

5% Shareholders:
Tokushin G.K.(3)	12,975,050	30.73%
Grand Elec-Tech Limited(4)	2,672,460	6.33%
Yingjia Yang(5)	2,672,754	6.33%

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

(2)

Represents (i) 7,216,436 Ordinary Shares held personally, (ii) 12,975,050 Ordinary Shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, (iii) 2,672,460 Ordinary Shares beneficially owned by Grand Elec-Tech Limited, and (iv) 600,054 Ordinary Shares held by a minority shareholder. Grand Elec-Tech Limited and the minority shareholder have delegated to Mr. Kanayama all authority to exercise the voting rights of the Ordinary Shares they beneficially owned.

(3)	The number of Ordinary Shares beneficially owned prior to this annual report represents 12,975,050 Ordinary Shares held by Tokushin G. K. The registered address of Tokushin G. K. is #4810, 2-3-30 Harumi, Chuo-ku, Tokyo, Japan.

(4)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,672,460 Ordinary Shares held by Grand Elec-Tech Limited, a British Virgin Islands company, which is 100% owned by Zhiyong Chen. The registered address of Grand Elec-Tech Limited is Wickhams Cay 1I, Road Town, Tortola, British Virgin Islands according to the Schedule 13G filed by Grand Elec-Tech Limited on December 31, 2021 with the SEC.

(5)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,672,754 Ordinary Shares held by Yingjia Yang, an individual residing at Harumi 2-3-30-4705, Chuo-Ku, Tokyo, 1040053, Japan according to the Schedule 13G filed by Yingjia Yang on December 31, 2021 with the SEC.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, approximately 50.75% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (The Bank of New York Mellon).

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the period from the beginning of our preceding three fiscal years up to the date of this annual report, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director and director
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Palpito	An equity investment entity of the Company, which was sold to Seihinkokusai on June 30, 2023.
Tokushin G.K.	A shareholder of the Company
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

	March 31, 2024	March 31, 2023
Name
Seihinkokusai	$25,704	$266,523
Palpito	-	35,106
Tokushin G.K.	-	2,118
Shintai Co., Ltd.	-	24,060
Subtotal	25,704	327,807
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$25,704	$327,807

We typically grant our related parties a credit term of 90 days. Due to the COVID-19 pandemic, we extended the credit term to no more than six months, which is the same with credit terms given to our other customers. 100% of the accounts receivable due from related parties outstanding as of March 31, 2023 balance has been subsequently collected.

b.	Due from related parties

Due from related parties consisted of the following:

	March 31, 2024	March 31, 2023
Name
Palpito	$-	$-
Seihinkokusai(1)	9,762	443,664
All Seas Global Limited	-	-
Shintai Co., Ltd.	-	903
Total due from related parties	$9,762	$444,567

(1)

The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($375,950) as a rental security deposit to this related party. During the fiscal year ended March 31, 2023, Seihinkokusai refunded ¥40 million ($300,760) to the Company for its working capital needs. The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($105,266) as a rental security deposit to this related party. In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($150,380) as an operating security deposit to Seihinkokusai; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the fiscal years ended March 31, 2024, 2023, and 2022. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing. The amount due from Seihinkokusai will be collected back when the agreement expires or is terminated. The compensation receivable for consumption tax amounted to $109,144.

We recorded these amounts as due from related parties in our consolidated financial statements. Such advances are non-interest bearing and due upon demand.

c.	Accounts payable - related parties

Related parties consisted of the following:

	March 31, 2024	March 31, 2023
Name
Seihinkokusai	$299,541	$-
Palpito	-	-
Total accounts payable - related parties	$299,541	$-

These accounts payable to related parties were related to products we purchased from these related parties. See “—Purchase from Related Parties” for more information.

d.	Due to related parties

Due to related parties consisted of the following:

	March 31, 2024	March 31, 2023
Name
Mr. Mei Kanayama(1)	$29,716	$63,916
Seihinkokusai	13,227	233,643
Total due to related parties(4)	$42,943	$297,559

(1)	Our due to Mr. Kanayama was for the reimbursement of his business travel and entertainment. As of May 31, 2024, the amount due to Mr. Kanayama had been fully repaid.

(2)	As mentioned above, we obtained the operating rights of Seihinkokusai’s online stores and rent a storefront and an office space from Seihinkokusai. Our due to Seihinkokusai was for the 1% transaction commission payable based on our sales amount on Seihinkokusai’s online stores, as well as other payable, such as parking fees, utilities, cleaning fees, and others miscellaneous expenses in relation to the office space rented from Seihinkokusai. Our due to Seihinkokusai also includes accommodation expenses payable when our employees stay in the hotel owned by Seihinkokusai. As of May 31, 2024, the amount due to Seihinkokusai had been fully repaid.

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
	2024	2023	2022

Seihinkokusai(1)	$5,992,219	$22,092	$22,092
Shintai Co., Ltd.	-	1,347	1,347
Palpito(2)	14,774	83,290	83,290
Tokushin G.K.	-	-	-
Takuetsu Kokusai Co., Ltd.(3)	-	6,507	6,507
YST (HK) Limited	-	130,523	130,523
Total revenue from related parties	$6,006,993	$243,759	$243,759

(1)	Seihinkokusai and Shintai Co., Ltd. are engaged in restaurant and dining businesses. We sell sundry products, such as masks, handwash, and detergent, to these companies and all transactions were on the same terms as those to our other customers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We sell artworks products and toys to Palpito and all transactions were on the same terms as those to our other customers.

(3)	Takuetsu Kokusai Co., Ltd. is engaged in real estate businesses. We sell liquor products and sundry products, such as masks and bottled water, to the company and all transactions were on the same terms as those to our other customers.

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
	2024	2023	2022

Seihinkokusai	$445,980	$125,496	$401,341
Palpito	-	77,020	122,520
YST (HK) Limited	-	-	13,885
Total purchase from related parties	$445,980	$202,516	$537,746

(1)	Seihinkokusai is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from Seihinkokusai when it has excess stock and all transactions were on the same terms as those with our other suppliers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We purchase artworks products from Palpito and all transactions were on the same terms as those with our other suppliers.

We expect to continue purchasing products from these related parties in the future through transactions that are on the same terms as those with our other suppliers.

Other Related Party Transactions

Mr. Kanayama provided guarantees in connection with certain loans we borrowed during the fiscal year ended March 31, 2024. See “Note 9—Borrowings” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The ADSs have been listed on Nasdaq since January 18, 2022 under the symbol “TKLF.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on Nasdaq since January 18, 2022 under the symbol “TKLF.”

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

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

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

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ADSs or Ordinary Shares are regularly traded on Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-259129), as amended, and our registration statement on Form F-3 (File No. 333-274076), as amended.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in ¥. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the ¥ and U.S. dollar affect the value of our assets and results of operations, when presented in U.S. dollars. For the fiscal years ended March 31, 2024 and 2023, we had an unrealized foreign currency translation loss of $3,923,683 and $4,266,206, respectively.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of March 31, 2024, 2023, and 2022, $1,814,329, $1,015,905, and $17,568,176 of our cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan was approximately 3.2%, 2.3%, and (0.2)% in 2023, 2022, and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-259129)

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

The net proceeds raised from the initial public offering were $21.4 million after deducting underwriting discounts and the offering expenses payable by us. As of July 10, 2024, we had used $10.7 million, $5.4 million, $3.2 million, and $2.1 million from the net proceeds for (i) opening new directly-operated physical stores and adding franchise stores, (ii) brand marketing, (iii) improving our distribution centers and logistics systems, and (iv) talent acquisition and retention, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-259129).

Registration Statement on Form F-3, as amended (File Number 333-274076)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-274076), utilizing a shelf registration process, which was declared effective by the SEC on September 8, 2023.

In January 2024, we completed a registered direct offering pursuant to the above effective Form F-3, in which we issued and sold 5,970,152 of our ADSs, at a purchase price of $0.67 per ADS to certain institutional investors. In a concurrent private placement, we also agreed to sell to the same investors warrants to purchase up to 5,970,152 ADSs at a purchase price of $0.67 per ADS. We engaged Maxim Group LLC as the exclusive placement agent in connection with the offering. We agreed to pay Maxim Group LLC a placement agent fee equal to 7.5% of the gross proceeds raised in the registered direct offering and reimburse it up to $50,000 for the reasonable and accounted fees and expenses of legal counsel. We incurred approximately $288,000 in expenses in connection with this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the registered direct offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

The net proceeds raised from the registered direct offering were $3,412,000 after deducting the placement agent fees and offering expenses payable by us. As of the date of this annual report, we have used $3,412,000 from the net proceeds to expand overseas markets and for daily operations.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024.

Based on that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective due to the following material weaknesses: (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) we do not have proper control of IT system logical access security, IT Operations and Service Organization Management.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2024. Our management identified the material weaknesses in our internal control over financial reporting as (i) insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) a lack of proper control over logical access security of IT systems, IT operations and service organization management.

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

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Audit fees(1)	$627,249	$599,150	$420,000
Audit-Related fees			-
Tax fees			-
All other fees(2)			40,000
Total	$627,249	$599,150	$460,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

●

Nasdaq Listing Rule 5635 requires a listed company to obtain shareholder approval for certain dilutive events, including:

a.       certain acquisitions in connection with the acquisition of the stock or assets of another company;

b.       an issuance that will result in a change of control of the company;

c.       the establishment or amendment of certain equity-based compensation plans and arrangements; and

d.       certain transactions other than a public offering involving issuances of a 20% or greater interest in the company.

Under the Companies Act and our Articles of Incorporation, however, unless it constitutes a favorable issue of shares or stock acquisition rights or an acquisition of the entire business requiring a special resolution of shareholders’ meeting, we are not required to obtain shareholder approval for the dilutive events listed in Listing Rule 5635.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

In the year ended March 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the primary responsibility for day-to-day assessment and management of cybersecurity risks to our information technology personnel. When cybersecurity incidents occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the incidents, and report the incidents to our board of directors to take appropriate and timely measures in response to the incidents.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Yoshitsu are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of the Registrant (English Translation) (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.2	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

1.3	Regulations of the Board of Corporate Auditors of the Registrant (English translation) (incorporated by reference to Exhibit 3.4 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

2.3	Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-41181) filed with the U.S. Securities and Exchange Commission on August 15, 2022)

4.1	English Translation of Revolving Mortgage Agreement dated December 27, 2018, by and between Toei Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.2	English Translation of Subordinated Loan Agreement dated June 22, 2018, by and between Japan Finance Corporation and Yoshitsu (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.3	English Translation of Loan Agreement dated May 12, 2020, by and between Japan Finance Corporation and Kaika International (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.4	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 26, 2022, by and between Yoshitsu and Valur Holding LLC (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.5	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2022, by and between Yoshitsu and Jacato Holding Inc. (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.6	English Translation of Form of Supplier Agreement (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.7	English Translation of Loan Agreement dated July 30, 2021, by and between Tokyo Higashi Shinkin Bank and Yoshitsu (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.8	English Translation of EC Site Operation Business Assignment Agreement dated January 31, 2020, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.9	English Translation of Entrusted Service Agreement dated April 23, 2020, by and between Qingzhiliangpin and Yoshitsu (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.10	Trademark License Agreement dated March 26, 2022, by and between Yoshitsu and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.11	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.12	Trademark License Agreement dated March 29, 2022, by and between Yoshitsu and Fancy Lifestyle Limited (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.13	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between Yoshitsu and Fancy Lifestyle Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.14	English Translation of Summary of Term Loan Agreement dated August 26, 2021, by and between Yoshitsu and MUFG Bank (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.15	English Translation of Distribution Agreement dated March 24, 2020, by and between Yoshitsu and Golden Synergy Limited, as supplemented (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.16	English Translation of Pinduoduo Cooperation Agreement dated March 11, 2020, by and between Yoshitsu and Shenzhen Yuanji E-commerce Co., Ltd, as supplemented (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.17	English Translation of Lease Agreement dated June 25, 2021, by and between Seihinkokusai and Yoshitsu (incorporated by reference to Exhibit 10.36 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.18	English Translation of Summary of Subordinated Loan Agreement dated October 5, 2021, by and between Yoshitsu and Mezzanine Solution No. 4 Investment Limited Partnership (incorporated by reference to Exhibit 10.37 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.19	English Translation of Loan Agreement dated September 27, 2022, by and between Yoshitsu and MUFG Bank (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.20	Loan Agreement dated September 22, 2022, by and between Tokyo Lifestyle Limited and DFL Shutoken Leasing (Hong Kong) Company Limited (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.21	Banking Facility Arrangement dated September 27, 2022, by and between Tokyo Lifestyle Limited and Resona Merchant Bank Asia Limited (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.22*	English Translation of the Second Amendment to the Revolving Credit Facility Agreement dated December 27, 2023

4.23*	English Translation of the Loan Agreement with Resona Bank, Ltd. dated February 26, 2024

4.24*	English Translation of the Third Amendment to the Revolving Credit Facility Agreement dated March 26, 2024

4.25*	English Translation of the Modification Agreement with Resona Bank, Ltd. dated March 29, 2024 regarding the Loan Agreement with Resona Bank. Ltd. dated February 26, 2024

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

11.2*	Insider Trading Policy of the Registrant

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Finance & Commerce Law Firm of China

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Friedman LLP

97.1*	Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yoshitsu Co., Ltd

	By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)

Date: July 16, 2024

YOSHITSU CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Yoshitsu Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yoshitsu Co., Ltd. and its subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), change in stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the retrospective adjustments to the 2022 consolidated financial statements related to the business combination under common control as described in Note 1 and 10. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

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
July 16, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yoshitsu Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 10, the accompanying consolidated balance sheet of Yoshitsu Co., Ltd. and its subsidiaries (collectively, the “Company”) as of March 31, 2022, and the related consolidated statements of operations and comprehensive income changes in shareholders’ equity, and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) (the 2022 financial statements before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 10 are not presented herein). In our opinion, before the effects of the retrospective adjustments related to the business combination under common control as described in Note 1 and 10, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments related to the business combination under common control as described in Note 1 and 10, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

New York, New York

August 15, 2022

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$2,475,538	$1,766,441
Accounts receivable, net	105,359,841	89,447,155
Accounts receivable - related parties, net	25,704	327,807
Merchandise inventories, net	4,413,880	7,187,800
Due from related parties	9,762	444,567
Compensation receivable for consumption tax, current	7,133,470	3,912,719
Prepaid expenses and other current assets, net	2,748,682	3,542,864
TOTAL CURRENT ASSETS	122,166,877	106,629,353

Property and equipment, net	9,013,827	12,938,598
Operating lease right-of-use assets	3,979,727	2,709,954
Long term investment	-	169,148
Compensation receivable for consumption tax, non-current, net	2,721,034	19,230,370
Long-term prepaid expenses and other non-current assets, net	4,115,694	4,997,857
TOTAL ASSETS	$141,997,159	$146,675,280

CURRENT LIABILITIES:
Short-term borrowings	$53,234,650	$60,636,412
Current portion of long-term borrowings	1,730,796	2,783,445
Accounts payable	24,392,029	12,719,160
Accounts payable - a related party	299,541	-
Due to related parties	42,943	297,559
Deferred revenue	55,093	146,024
Taxes payable	9,357,482	18,219,803
Operating lease liabilities, current	1,523,222	1,323,900
Finance lease liabilities, current	170,553	369,786
Warrants liabilities	441,104	24,663
Other payables and other current liabilities	2,167,320	1,520,756
TOTAL CURRENT LIABILITIES	93,414,733	98,041,508

Operating lease liabilities, non-current	2,488,823	1,416,508
Finance lease liabilities, non-current	263,571	622,922
Long-term borrowings	5,636,960	10,326,399
Other non-current liabilities	1,934,927	2,535,123
Deferred tax liabilities, net	2,215,361	4,451,077
TOTAL LIABILITIES	$105,954,375	$117,393,537

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,220,206 shares and 36,250,054 shares issued and outstanding as of March 31, 2024 and 2023, respectively	16,716,839	14,694,327
Capital reserve	10,262,191	9,078,915
Retained earnings	21,056,780	13,577,844
Accumulated other comprehensive loss	(11,993,026)	(8,069,343)
TOTAL SHAREHOLDERS’ EQUITY	36,042,784	29,281,743
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,997,159	$146,675,280

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31
	2024	2023	2022 (1)
REVENUE
Revenue - third parties	$189,674,322	$168,876,360	$234,508,821
Revenue - related parties	6,006,993	847,986	243,759
Total revenue	195,681,315	169,724,346	234,752,580

COSTS AND OPERATING EXPENSES
Merchandise costs	172,306,308	140,293,419	191,040,547
Selling, general and administrative expenses	17,597,125	28,607,088	36,422,772
Total operating expenses	189,903,433	168,900,507	227,463,319

INCOME FROM OPERATIONS	5,777,882	823,839	7,289,261

OTHER INCOME (EXPENSE)
Interest expense, net	(1,611,141)	(2,422,079)	(2,785,766)
Additional and delinquent tax due to consumption tax correction	(628,876)	(6,622,486)	-
Gain from disposal of equity method investment	190,571	-	-
Gain from disposal of a subsidiary	341,139	-	-
Other income, net	760,435	13,145	598,206
Gain from foreign currency exchange	3,065,971	718,990	833,547
Change in fair value of warrants liabilities	109,173	139,615	369,404
Income (loss) from equity method investment	(69,444)	14,554	(145,828)
Total other income (expenses), net	2,157,828	(8,158,261)	(1,130,437)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	7,935,710	(7,334,422)	6,158,824

PROVISION FOR INCOME TAXES	456,774	714,400	2,234,676

NET INCOME (LOSS)	7,478,936	(8,048,822)	3,924,148

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,923,683)	(4,279,325)	(3,466,261)

TOTAL COMPREHENSIVE INCOME (LOSS)	$3,555,253	$(12,328,147)	$457,887

Earnings (loss) per ordinary share - basic and diluted	$0.20	$(0.22)	$0.12
Weighted average shares - basic and diluted*	37,264,162	36,250,054	32,678,625

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Reserve	Earnings	Income (Loss)	Equity (1)

Balance, March 31, 2021	27,327,594	$2,416,635	$501,053	$17,702,518	$(323,757)	$20,296,449
					-
Capital contribution from Grand Elec-Tech Limited	2,672,460	920,192	902,224	-	-	1,822,416
Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, net of issuance costs	6,250,000	11,357,500	10,060,011	-	-	21,417,511
Capital contribution in the form of debt exemption	-	-	1,111,608	-	-	1,111,608
Issuance of representative’s warrants	-	-	(653,831)	-	-	(653,831)
Net income for the year	-	-	-	3,924,148	-	3,924,148
Foreign currency translation loss	-	-	-	-	(3,466,261)	(3,466,261)

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,626,666	$(3,790,018)	$44,452,040

Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Capital contribution received by Malaysia subsidiary	-	-	23	-	-	23
Capital contribution in the form of debt exemption	-	-	-	-	-	-
Issuance of representative’s warrants	-	-	-	-	-	-
Net loss for the year	-	-	-	(8,048,822)	-	(8,048,822)
Foreign currency translation loss	-	-	-	-	(4,279,325)	(4,279,325)

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Issuance of ordinary shares	5,970,152	2,022,512	1,724,770	-	-	3,747,282
Issuance of investors’ warrants	-	-	(541,494)	-	-	(541,494)
Net income for the year	-	-	-	7,478,936	-	7,478,936
Foreign currency translation loss	-	-	-	-	(3,923,683)	(3,923,683)

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31
	2024	2023	2022 (1)
Cash flows from operating activities:
Net Income (loss)	$7,478,936	$(8,048,822)	$3,924,148
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,232,611	1,226,496	1,217,455
Loss (gain) from disposal of property and equipment	(712,685)	329,580	35,803
Loss (gain) from unrealized foreign currency translation	(412,728)	282,131	(662,345)
Provision for (reversal of) credit losses	(2,043,939)	3,471,953	(278,642)
Addition (reversal) of merchandise inventories written down	(68,361)	150,382	-
Amortization of operating lease right-of-use assets	1,711,978	1,784,754	2,385,992
Deferred tax provision (benefit)	(1,778,277)	4,849,771	(67,268)
Change in fair value of warrants liabilities	(109,173)	(139,615)	(369,404)
Investment loss (income) from equity method investment	69,444	(14,554)	145,828
Gain from disposal of equity method investment	(190,571)	-	-
Accrued interest expense	-	-	38,666
Changes in operating assets and liabilities:
Accounts receivable	(24,747,655)	(53,824,026)	7,841,569
Accounts receivable - related parties	277,005	(323,212)	-
Merchandise inventories	2,355,034	21,285,866	(6,054,509)
Compensation receivable for consumption tax	11,284,665	(23,212,327)	-
Prepaid expenses and other current assets	949,043	5,597,781	(7,028,529)
Long term prepaid expenses and other non-current assets	315,809	2,183,108	(4,762,929)
Accounts payable	13,816,414	5,280,797	(2,803,950)
Accounts payable - related parties	299,591	(119,081)	25,813
Deferred revenue	35,027	49,715	(69,862)
Taxes payable	(6,977,961)	17,268,372	(1,365,092)
Other payables and other current liabilities	1,078,396	(1,590,907)	1,932,901
Operating lease liabilities	(1,711,398)	(1,807,376)	(2,270,868)
Other non-current liabilities	(239,250)	(419,200)	1,179,459
Net cash provided by (used in) operating activities	1,911,955	(25,738,414)	(7,005,764)

Cash flows from investing activities:
Purchase of property and equipment	(929,308)	(934,960)	(3,037,813)
Proceeds from disposal of property and equipment	3,104,387	2,961	61,109
Proceeds from disposal of equity method investment	276,800	-	-
Proceeds from disposal of a subsidiary	34,600	-	-
Disposal of a subsidiary, net of cash	(171,788)	-	-
Collection of amount due from (advances made to) related parties	399,223	188,728	(128,535)
Net cash provided by (used in) investing activities	2,713,914	(743,271)	(3,105,239)

Cash flows from financing activities:
Capital contribution	-	23	1,822,416
Proceeds from initial public offerings, net of issuance costs	-	-	22,102,984
Proceeds from issuance of ordinary shares, net of issuance costs	3,747,282	-	-
Cash consideration paid for business combination under common control	-	(2,842,173)	-
Proceeds from short-term borrowings	1,384,000	78,831,300	282,176,915
Repayments of short-term borrowings	(2,076,000)	(55,515,000)	(303,096,477)
Proceeds from long-term borrowings	-	2,160,161	17,057,036
Repayments of long-term borrowings	(4,186,712)	(9,798,554)	(1,608,276)
Advances received from (payments made to) related parties	(228,966)	104,482	(4,282,303)
Repayment of obligations under finance leases	(420,910)	(194,421)	(408,492)
Net cash provided by (used in) financing activities	(1,781,306)	12,745,818	13,763,803

Effect of exchange rate fluctuation on cash	(2,135,466)	(2,763,692)	(2,230,388)

Net increase (decrease) in cash	709,097	(16,499,559)	1,422,412
Cash at beginning of year	1,766,441	18,266,000	16,843,588
Cash at end of year	$2,475,538	$1,766,441	$18,266,000

Supplemental cash flow information
Cash paid for income taxes	$880,308	$433,899	$3,718,637
Cash paid for interest	$798,353	$1,108,863	$873,147

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$-	$831,746	$22,719
Purchase of property and equipment financed under finance leases	$-	$210,666	$901,561
Right of use assets obtained in exchange for operating lease liabilities	$3,118,676	$542,231	$2,856,470
Capital contribution in the form of debt exemption	$-	$-	$1,111,608
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$-	$-	$84,368
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$-	$-	$27,262
Deferred IPO cost offset with capital reserve	$-	$-	$685,473

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

The accompanying notes are an integral part of these consolidated financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Yoshitsu Co., Ltd (the “Company”) is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd, formerly known as Tokyo Lifestyle Co., Ltd. (“Kaika International”), a stock company incorporated pursuant to the laws of Japan on October 24, 2019. On June 30, 2023, the Company entered into a share transfer agreement with Seihinkokusai Co., Ltd. (“Seihinkokusai”), a related party of the Company, to sell its 100% equity interests in Kaika International to Seihinkokusai, and the transaction was completed on July 1, 2023.

On July 27, 2022, the Company acquired 100% equity interests in Tokyo Lifestyle Limited (“TLS”), a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”). October 26, 2022, TLS acquired 60% equity interests in REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022, and principally engaged in the import and retail of Japanese beauty and cosmetic products in Malaysia, and is currently not engaging in any active business operations. These transactions were accounted for as acquisitions under common control (see details in “Acquisition Under Common Control”).

On September 6, 2023, TLS incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the State of Ontario, Canada. On October 17, 2023, TLS incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TLS Holding”), in the State of Delaware. TLS Holding incorporated three wholly-owned subsidiaries, REIWATAKIYA LV LLC, a limited liability company on August 3, 2023, in the State of Nevada; REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts; and REIWATAKIYA NYC LLC, a limited liability company on November 8, 2023, in the State of New York. TLS Holding and REIWATAKIYA NYC LLC are currently not engaging in any active business operations.

The Company and its subsidiaries (collectively, “Yoshitsu”) are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, and other products and services. The Company offers approximately 47,700 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 15,200 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 44,200 SKUs of sundry products, including home goods, 150 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series, 850 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry, and 50,600 SKUs of other products, including food, alcoholic beverages The Company also provides advertising services by key opinion leaders (“KOLs”).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Acquisition Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire its 100% equity interests in TLS. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS in total consideration of Japanese yen 392,673,800 in cash ($2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, and accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS. See “Note 10—Acquisitions.”

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held a 60% interest in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interest in Reiwatakiya from a third-party shareholder on January 4, 2023. The 60% and 40% of the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya. See “Note 10—Acquisitions.”

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, assessment of expected credit losses for accounts receivable, compensation receivable for consumption tax, current and non-current prepaid expenses and other assets, valuation of inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains its bank accounts in Japan, Hong Kong, China, Malaysia, the United States and Canada. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2024 and 2023, the Company did not have any cash equivalents.

Receivables and credit losses

On April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (“Topic 326”), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

The Company’s account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets are within the scope of Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the receivables, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of March 31, 2024 and 2023, allowance for credit losses for accounts receivable amounted to $1,244,662 and $3,219,772, respectively, allowance for credit losses for other receivables amounted to $728,554 and $904,598, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $99,526 and $436,145, respectively.

Leases

The Company accounts for lease in accordance with ASC 842. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets during the fiscal years ended March 31, 2024, 2023, and 2022.

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

Based on the nature of the agreements reached with many of its landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. The Company has received a total of lease concessions amounting to $253,206, and among which, $nil, $72,401 and $127,303 was received during the fiscal years ended March 31, 2024, 2023, and 2022, respectively. The Company remeasured the lease payments using the same discount rate, and has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the fiscal years ended March 31, 2024, 2023, and 2022. When the equity investment is sold, any gain or loss resulted from difference between the transaction price and carry value of the equity investment is recognized in the consolidated statements of operations and comprehensive income (loss).

Common control transactions

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

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an allowance for credit losses. As of March 31, 2024 and 2023, allowance for credit losses for compensation receivable for consumption tax amounted to $99,526 and $436,145, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2024 and 2023, merchandise inventories write-down was $69,700 and $152,759, respectively.

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

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of March 31, 2024 and 2023, the balance of asset retirement obligations included in other non-current liabilities was $773,802 and $1,004,838, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the fiscal years ended March 31, 2024, 2023, and 2022.

Revenue recognition

The Company accounts for revenue in accordance with ASC 606. ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control, and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in the scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and renders its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For domestic sales in Japan, Hong Kong, the United States and Canada, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Cost Insurance and Freight (“CIF”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with the online celebrities to promote the brands of its customers on social media platforms, such as TikTok and Kuaishou. Revenue from these services is recognized at a point in time when the service is rendered by the Company.

For online stores, the Company generally offers a seven-day product return policy for products sold in the Company’s online store in China, and an eight-day product return policy for products sold in the Company’s online store in Japan, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores, the Company offers a seven-day product return policy for products sold in the Company’s physical stores in Japan and Hong Kong; a fifteen-day and thirty-day product return policy for products sold in the Company’s physical stores in the United States and Canada, as long as the products are undamaged, in their original condition, and can be resold. Historically, the customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the fiscal years ended March 31, 2024, 2023, and 2022.

The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥3.0 million (approximately $20,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the fiscal years ended March 31, 2024, 2023, and 2022.

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

In directly-operated physical stores, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn three membership points for each ¥100 spent, and one membership point for each HK$1, US$1 and CAD1 spent in the Company’s directly-operated physical stores in Japan, Hong Kong, the United States and Canada, respectively. Subsequently, one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan when making payment, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payment; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada. The membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduces the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the fiscal years ended March 31, 2024, 2023, and 2022.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2024 and 2023. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $55,093 and $146,024 as of March 31, 2024 and 2023, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the fiscal years ended March 31, 2024, 2023, and 2022 that was included in the opening deferred revenue was $82,017, $94,386 and $182,871, respectively. As of March 31, 2024, the amount received in advance from wholesale customers and unredeemed membership points was $55,093. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the fiscal years ended March 31, 2024, 2023, and 2022 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the fiscal years ended March 31, 2024, 2023, and 2022 was as follows

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Japan domestic market	$57,381,922	$72,190,276	$22,022,276
China market	119,818,459	86,702,023	197,596,778
Other overseas markets	18,480,934	10,832,047	15,133,526
Total revenue	$195,681,315	$169,724,346	$234,752,580

Revenue by product categories

The summary of the Company’s total revenue by product categories for the fiscal years ended March 31, 2024, 2023, and 2022 was as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Beauty products	$50,114,893	$128,781,665	$154,741,555
Health products	4,931,671	18,701,204	19,374,420
Sundry products	6,083,770	11,033,924	50,513,824
Luxury products	90,189,723	-	-
Electronic products	34,901,681	-	-
Other products and services (1)	9,459,577	11,207,553	10,122,781
Total revenue	$195,681,315	$169,724,346	$234,752,580

(1)	Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the fiscal years ended March 31, 2024, 2023, and 2022 was as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Directly-operated physical stores	$14,951,952	$11,606,180	$12,965,904
Online stores and services	10,705,449	20,700,011	122,150,105
Franchise stores and wholesale customers	170,023,914	137,418,155	99,636,571
Total revenue	$195,681,315	$169,724,346	$234,752,580

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The Company maintains its books and records in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, Malaysia, the United States and Canada use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), Malaysia Ringgit (“MYR”), United States Dollars (“USD”) and Canadian dollar (“CAD”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive income (loss).

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The reporting currency of the Company is the United States Dollars (“US$” or “$”) and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2024		March 31, 2023		March 31, 2022
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.00661	¥1=US$0.00692	¥1=US$0.00752	¥1=US$0.00740	¥1=US$0.00821	¥1=US$0.00891
US$ against HK$	HK$1=US$0.12778	HK$1=US$0.12780	HK$1=US$0.12739	HK$1=US$0.12757	HK$1=US$0.12771	HK$1=US$ 0.12846
US$ against RMB	RMB1=US$0.13850	RMB1=US$0.13953	RMB1=US$0.14560	RMB1=US$0.14607	RMB1=US$0.15765	RMB1=US$0.15582
US$ against MYR	MYR1=US$0.21175	MYR1=US$0.21548	MYR1=US$0.22659	MYR1=US$0.22499	-	-
US$ against CAD	CAD1=US$0.73855	CAD1=US$0.74162	-	-	-	-

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended March 31, 2024, 2023, and 2022, and there was no uncertain tax provision as of March 31, 2024 and 2023.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of March 31, 2024, the tax years ended March 31, 2022 through March 31, 2024 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. As of March 31, 2024, the tax years ended since the year of incorporation through March 31, 2024 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions. The Company’s subsidiary in China is subject to the income tax laws of the PRC. As of March 31, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities. The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of March 31, 2024, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities. The Company’s subsidiaries in the United States are subject to the tax law of the United States. As of March 31, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s subsidiaries in United States remain open for statutory examination by the United States tax authorities. The Company’s subsidiary in Canada is subject to the tax law of Canada. As of March 31, 2024, the tax years ended since the year of incorporation through December 31, 2023 for the Company’s subsidiary in Canada remain open for statutory examination by Canada tax authorities.

Sales and leaseback

The Company enters into sale and leaseback transactions, pursuant to which the Company sells the property to a third party and agrees to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with the revenue recognition guidance set forth in ASC 606. If the transfer of the asset is deemed to be a sale at market terms, the Company recognizes the transaction price for the sale based on the cash proceeds received, derecognizes the carrying amount of the underlying asset and recognizes a gain or loss in the consolidated statements of operations and comprehensive income (loss) in other income or expenses for any difference between the carrying value of the asset and the transaction price. The Company then accounts for the leaseback in accordance with its lease accounting policy.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares for the fiscal years ended March 31, 2024, 2023, and 2022.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $1,793,286, $5,863,482 and $13,609,683 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $301,681, $748,363 and $2,847,383 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive loss. The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB, MYR and CAD to US$ is reported in other comprehensive loss in the consolidated statements of operations and comprehensive income (loss).

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

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are located in Japan, Hong Kong, the United States and Canada, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan, mainland China and Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong, mainland China, the United States and Canada, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, Hong Kong, mainland China, the United States and Canada. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of March 31, 2024 and 2023, $1,964,529 and $1,001,582 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of March 31, 2024 and 2023, $93,919 and $590,116 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2024 and 2023, $139,167 and $69,537 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

As of March 31, 2024 and 2023, $13,137 and $27,137 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protections under the requirement of the deposit insurance system up to a limit of MYR250,000 (approximately $53,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2024 and 2023, $111,301 and $nil of the Company’s cash was on deposit at financial institutions in the United States which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2024 and 2023, $29,090 and $nil of the Company’s cash was on deposit at financial institutions in Canada, respectively, which were insured by the Canada Deposit Insurance Corporation for compensation up to a limit of CAD100,000 (approximately $74,000) if the bank with which an individual/a company hold its eligible deposit fails.

Accounts receivable are typically unsecured and derived from revenue earned from customers, compensation receivables are typically unsecured and derived from damages the Company claimed from certain suppliers as well as customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers and suppliers’ creditworthiness and its ongoing monitoring of outstanding balances.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

For the fiscal years ended March 31, 2024, 2023, and 2022, majority of the Company’s assets were located in Japan and Hong Kong.

The Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong, mainland China, the United States and Canada. Revenue generated from companies in Japan accounted for 77.8%, 88.2% and 87.9% of our total revenue for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Revenue generated from companies in Hong Kong and others accounted for 22.2%, 11.8% and 12.1% of our total revenue for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

For the fiscal year ended March 31, 2024, one customer accounted for 18.8% of the Company’s total revenue. For the fiscal year ended March 31, 2023, one customer accounted for 10.6% of the Company’s total revenue. For the fiscal year ended March 31, 2022, no single customer accounted for more than 10% of the Company’s total revenue.

As of March 31, 2024, three wholesale customers accounted for 26.5%, 10.6% and 10.2% of the total accounts receivable balance, respectively. As of March 31, 2023, four wholesale customers accounted for 15.7%, 15.2%, 14.8% and 13.0% of the total accounts receivable balance, respectively.

For the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2022, three suppliers accounted for approximately 30.1%, 19.7%, and 17.9% of the Company’s total purchases, respectively.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 – LIQUIDITY

The financial performance of the Company has improved during the fiscal year ended March 31, 2024. As reflected in the consolidated financial statements, the Company had a net income of $7.5 million, an increase of $15.5 million from a net loss of $8.0 million for the fiscal year ended March 31, 2023, and the Company had cash provided by operating activities of $1.9 million for the fiscal year ended March 31, 2024 as compared to cash used in operating activities was $25.7 million for the fiscal year ended March 31, 2023. Total cash increased by $0.7 million from $1.8 million as of March 31, 2023 to $2.5 million as of March 31, 2024, and working capital increased by $20.2 million from $8.6 million as of March 31, 2023 to $28.8 million as of March 31, 2024.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources, the turnover of its accounts receivable, its ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Currently, the Company continues implementing various measures to boost revenue and controlling the cost and expenses, and modifying its business strategies so that the Company could concentrate its management resources on core businesses and improving operation efficiency and profitability. And the Company is also working to improve its liquidity and capital sources primarily through cash flows from operation and debt financing. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are issued.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2024	March 31, 2023
Accounts receivable	$106,604,503	$92,666,927
Less: allowance for credit losses	(1,244,662)	(3,219,772)
Accounts receivable, net	$105,359,841	$89,447,155

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Movement of allowance for credit losses was as follows:

	March 31, 2024	March 31, 2023
Beginning balance	$3,219,772	$237,037
Additions (reduction)	(1,676,528)	2,951,045
Foreign currency translation adjustments	(298,582)	31,690
Ending balance	$1,244,662	$3,219,772

NOTE 5 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	March 31, 2024	March 31, 2023
Beauty products	$2,349,158	$3,866,209
Health products	400,473	714,601
Luxury products	353,057	-
Other products	1,311,192	2,606,990
Merchandise inventories, net	$4,413,880	$7,187,800

As of March 31, 2024 and 2023, merchandise inventories write-down was $69,700 and $152,759, respectively.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	March 31, 2024	March 31, 2023
Compensation receivable for consumption tax	$9,954,030	$23,579,234
Less: allowance for credit losses	(99,526)	(436,145)
Subtotal	9,854,504	23,143,089
Less: compensation receivable for consumption tax, current	(7,133,470)	(3,912,719)
Long-term compensation receivable for consumption tax, net	$2,721,034	$19,230,370

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 13) by the Company’s certain suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. As of March 31, 2023, the net total of approximately $23.2 million (approximately ¥3.1 billion), including approximately $23.1 million due from third parties and approximately $0.1 million due from a related party (see Note 12). During the fiscal year ended March 31, 2024, the Company received a total of approximately $13.6 million (approximately ¥1.6 billion), and the net total of approximately $9.9 million (approximately ¥1.5 billion) of compensation receivable for consumption tax was all due from third parties as of March 31, 2024.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	March 31, 2024	March 31, 2023
Deposits (1)	$1,470,367	$1,927,362
Consumption tax receivable	-	20,993
Other receivables (2)	3,309,998	4,590,901
Advance to suppliers	97,635	262,598
Prepaid expenses and others (3)	2,714,930	2,643,465
Allowance for credit losses	(728,554)	(904,598)
Subtotal	6,864,376	8,540,721
Less: prepaid expenses and other current assets, net	(2,748,682)	(3,542,864)
Long-term prepaid expenses and other non-current assets, net	$4,115,694	$4,997,857

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS, NET (continued)

(2)

Other receivables as of March 31, 2024 and 2023 included $710,236 and $807,541 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested a refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment, and as of the date of this report, the legal case is still in process. Although the Company is confident in winning the legal case based on management’s evaluation of the collectability on a combination of various factors, the Company fully provided an allowance for credit loss for the receivable from this construction company as of March 31, 2024 and 2023, respectively.

Other receivables as of March 31, 2024 and 2023 included approximately $1.8 million and $2.9 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 6, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services in October 2022, and entered into an agreement with the Service Provider, pursuant to which, the unutilized service fees will be repaid by the Service Provider over two years from the date of the agreement. As of March 31, 2024 and 2023, the Company provided an allowance for credit loss of $17,723 and $96,155 for the receivable from the Service Provider according to our accounting policy based on our best estimates.

(3)	Prepaid expenses and others as of March 31, 2024 and 2023, included prepaid expenses amounting to approximately $1.8 million (approximately ¥279.3 million) and $2.1 million (approximately ¥279.3 million), which is related to the development of a mobile application where customers could purchase products from the Company’s online shops.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2024	March 31, 2023
Property and buildings	$3,122,152	$4,469,370
Leasehold improvements	3,674,485	4,262,580
Land	2,249,401	3,489,621
Equipment and furniture	2,355,674	2,723,113
Automobiles	158,925	364,916
Software	606,559	687,888
Subtotal	12,167,196	15,997,488
Less: accumulated depreciation	(3,153,369)	(3,058,890)
Property and equipment, net	$9,013,827	$12,938,598

Depreciation expense was $1,232,611, $1,226,496 and $1,217,455 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

As of March 31, 2024 and 2023, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.2 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 11).

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

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2024	March 31, 2023
Operating lease right-of-use lease assets	$3,979,727	$2,709,954

Operating lease liabilities – current	$1,523,222	$1,323,900
Operating lease liabilities – non-current	2,488,823	1,416,508
Total operating lease liabilities	$4,012,045	$2,740,408

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

Other supplemental information for all of operating leases were as follows as of March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.25	4.65
Weighted average discount rate (1)	4.77%	5.33%
Gains on sales and leaseback transactions (2)	$731,638	-

(1)	The Company used an incremental borrowing rate of 6.68% for its lease contracts entered prior to fiscal year 2024 and 2.03% for its lease contracts entered during fiscal year 2024 in Japan. The Company used an incremental borrowing rate of 2.83%, 5.25% and 8.50% for its lease contracts in Hong Kong, Canada and the United States, respectively.

(2)	On December 14, 2023, the Company entered into a Real Estate Sales Agreement (“Sales Agreement”) with a third-party buyer (the “Buyer”). Pursuant to the agreement, the Company sold its head office in Japan including the building and land to the Buyer for a total consideration of ¥430.0 million. On February 28, 2024, the Company entered into a Rental Agreement with the Buyer, pursuant to the agreement, the Company leased the same building for its head office for two years from February 28, 2024 to February 27, 2026, with a monthly rental of ¥1.75 million. The Company determined that these transactions should be accounted as sales and leaseback transaction as the control of the head office was transferred to the Buyer, and recognized a gain of $731,638 on disposal of the building and land on February 29, 2024.

During the fiscal years ended March 31, 2024, 2023, and 2022, the Company incurred total operating lease expenses of $1,978,211, $2,126,918 and $2,602,514, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Finance leases cost:
Amortization of right-of-use assets	$351,626	$237,802	$199,796
Interest on lease liabilities	80,738	72,678	204,774
Total finance leases cost	$432,364	$310,480	$404,570

Supplemental cash flow information related to finance leases was as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$80,738	$72,678	$204,774

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES (continued)

Supplemental balance sheet information related to leases was as follows:

	March 31, 2024	March 31, 2023
Finance leases cost:
Software	$496,438	$355,756
Equipment and furniture	1,082,560	1,012,001
Subtotal	1,578,998	1,367,757
Less: accumulated depreciation	(1,324,770)	(710,153)
Property and equipment, net	$254,228	$657,604

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2024 and 2023 were as follows:

	March 31, 2024	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.67	3.70
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2024:

12 months ending March 31,	Operating Leases	Finance Leases
2025	$1,679,607	$202,516
2026	1,163,010	161,194
2027	467,286	100,635
2028	404,128	20,652
2029	249,647	940
Thereafter	559,781	-
Total lease payments	4,523,459	485,937
Less: imputed interest	(511,414)	(51,813)
Present value of lease liabilities	$4,012,045	$434,124

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACQUISITIONS

TLS Acquisition

On July 20, 2022, the Company entered into an Agreement with All Seas Global Limited to acquire 100% equity interests in TLS. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. As the TLS and the Company were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at TLS’s historical carrying value. The Company recognized $3.6 million of consideration in excess of the book value of net liabilities acquired, with $2.84 million recorded in capital reserve and $0.74 million recorded in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of TLS as of the transaction date were as follows:

July 20, 2022

Assets	$7,293,021
Liabilities	8,030,370
Net liabilities	$(737,349)

Consideration in excess of net liabilities acquired	$3,579,522

Total purchase consideration	$2,842,173

Reiwatakiya Acquisition

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited who held 60% interests in Reiwatakiya. The 60% the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 with no consideration. As the TLS and Reiwatakiya were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at Reiwatakiya’s historical carrying value. On January 4, 2023, TLS acquired the remaining 40% of the equity interests in Reiwatakiya from a third-party shareholder with no consideration and Reiwatakiya became the wholly owned subsidiary of TLS. The Company recognized $2,502 of consideration in excess of the book value of net liabilities acquired, which is reflected in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of Reiwatakiya as of the transaction date were as follows:

October 26, 2022

Assets	$32,838
Liabilities	37,008
Net liabilities	$(4,170)
Non-controlling interests	1,668

Consideration in excess of net liabilities acquired	$2,502

Total purchase consideration	$-

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2024	March 31, 2023

Syndicated Loans (1)	December, 2024	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$51,912,050	$60,636,412
Resona Bank (2)	December, 2024	1.725%	1,322,600	-
Total short-term borrowings			$53,234,650	$60,636,412

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. Although the Company incurred a net loss in the fiscal year ended March 31, 2023, the Company did not receive any notices from banks, such as notices of terminating its ability to borrow under the relevant agreements and notices of accelerating its obligations to repay outstanding borrowings. The financial performance of the Company has improved during the fiscal year ended March 31, 2024, and the Company was in compliance with such covenants as of the March 31, 2024.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and the Company extended the loan for additional three months with a maturity date on June 28, 2024, subsequently, extended the loan for additional six months with a maturity date on December 30, 2024, and the interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2024, the total outstanding balance of this loan was approximately ¥7.85 billion (approximately $51.9 million). The syndicated loan is guaranteed by Mr. Kanayama.

(2)	The loan is guaranteed by Mr. Kanayama. The Company extended the loan for additional six months with a maturity date on December 30, 2024.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2024	March 31, 2023

Toei Shinkin Bank (1)	December 2053	1.10%	$-	$1,981,520
Japan Finance Corporation (2)	December 2024 - April 2025	0.71% - 4.25%	1,247,735	1,665,007
BOT Lease Co., Ltd. (3)	March 2028	TIBOR (3M) + 6.0%	1,322,600	1,503,800
MUFG Bank (4)	August 2026	TIBOR (3M) + 0.8%	4,166,190	5,210,667
Tokyo Higashi Shinkin Bank	July 2026	2.0%	-	100,153
The Hongkong and Shanghai Banking Corporation Limited (5)	June 2023 – February 2033	2.750% - 3.625%	424,126	619,032
DFL-Shutoken Leasing (Hong Kong) Company Limited	March 2024 – October 2025	2.990%	207,105	518,731
Resona Merchant Bank Asia Limited (6)	No maturity date	1.2%	-	1,510,934
Total long-term borrowings			$7,367,756	$13,109,844

Current portion of long-term borrowings			$1,730,796	$2,783,445

Non-current portion of long-term borrowings			$5,636,960	$10,326,399

(1)	Guaranteed by Mr. Kanayama. The loan was fully repaid during the fiscal year ended March 31, 2024 before maturity.

(2)	The Company extended the loan for additional six months with a maturity date on December 31, 2024.

(3)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(4)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.2 million) as of March 31, 2024 as collateral to safeguard the loan.

(5)	Guaranteed by Mr. Kanayama.

(6)	On September 27, 2022, TLS entered into a revolving credit facility agreement with Resona Merchant Bank Asia Limited for an aggregated credit line of ¥200 million, with no specific maturity date. The loan was fully repaid during the fiscal year ended March 31, 2024.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

The future maturities of long-term borrowings as of March 31, 2024 were as follows:

12 months ending March 31,
2025	$1,730,796
2026	676,336
2027	3,372,731
2028	1,363,742
2029	42,552
Thereafter	181,599
Total long-term borrowings	$7,367,756

For the above-mentioned short-term and long-term loans, the Company recorded interest expenses of $1,588,395, $2,388,870 and $2,951,406 for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. The annual weighted average interest rates were 1.19%, 1.49% and 1.59% for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
Seihinkokusai Co., Ltd. (“Seihinkokusai”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Palpito	An equity investment entity of the Company, which was sold to Seihinkokusai on June 30, 2023.
Tokushin G.K.	A shareholder of the Company.
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
YST (HK) Limited	An entity controlled by Mr. Kanayama, which was subsequently dissolved on January 14, 2022

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

Name	March 31, 2024	March 31, 2023
Seihinkokusai	$25,704	$266,523
Palpito	-	35,106
Tokushin G.K.	-	2,118
Shintai Co., Ltd.	-	24,060
Subtotal	25,704	327,807
Less: allowance for credit losses	-	-
Total accounts receivable, net - related parties	$25,704	$327,807

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2024	March 31, 2023
Seihinkokusai (1)	$9,762	$443,664
Shintai Co., Ltd.	-	903
Total due from related parties	$9,762	$444,567

(1)	The amount due from Seihinkokusai mainly includes: 1) The Company rents a storefront from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥50 million ($330,650) as a rental security deposit to this related party. Seihinkokusai refunded ¥40 million ($264,520) to the Company during the fiscal year ended March 31, 2023, and refunded the remaining ¥10 million ($66,130) during the fiscal year ended March 31, 2024 for its working capital needs; 2) The Company also rents an office space from Seihinkokusai. Pursuant to the rent agreement, the Company paid ¥14 million ($92,582) as a rental security deposit to this related party which was fully refunded to the Company during the fiscal year ended March 31, 2024 for its working capital needs; 3) In addition, the Company obtained the operating rights of Seihinkokusai’s online stores on domestic e-commerce marketplaces and use them as the Company’s own online stores to sell its products. Pursuant to an EC Site Operation Business Assignment Agreement dated January 31, 2020, the Company paid ¥20 million ($132,260) as an operating security deposit to Seihinkokusai which was fully refunded to the Company during the fiscal year ended March 31, 2024 for its working capital needs; the Company also needs to pay transaction commission of 1% based on its sales amount and the transaction commission was immaterial during the fiscal years ended March 31, 2024, 2023, and 2022. The agreement is valid for one year, and is automatically renewed yearly unless the parties indicate otherwise in writing; and 4) compensation receivable for consumption tax amounted to $109,144 as of March 31, 2023, which was fully received during the fiscal year ended March 31, 2024 (See Note 6).

c.	Accounts payable – a related party

Accounts payable – a related party consisted of the following:

Name	March 31, 2024	March 31, 2023
Seihinkokusai	$299,541	$-
Total accounts payable – a related party	$299,541	$-

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2024	March 31, 2023
Mr. Mei Kanayama	$29,716	$63,916
Seihinkokusai	13,227	233,643
Total due to related parties	$42,943	$297,559

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
Name	2024	2023	2022

Seihinkokusai	$5,992,219	$642,018	$22,092
Shintai Co., Ltd.	-	113,559	1,347
Palpito	14,774	87,200	83,290
Tokushin G.K.	-	4,950	-
Takuetsu Kokusai Co., Ltd.	-	259	6,507
YST (HK) Limited	-	-	130,523
Total revenue from related parties	$6,006,993	$847,986	$243,759

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2024	2023	2022

Seihinkokusai	$445,980	$125,496	$401,341
Palpito	-	77,020	122,520
YST (HK) Limited	-	-	13,885
Total purchase from related parties	$445,980	$202,516	$537,746

g.	Sales of a subsidiary and an equity investment to a related party

On June 30, 2023, the Company entered into share transfer agreements with Seihinkokusai to sell its 100% equity interest in Kaika International and 40% equity interests in Palpito to Seihinkokusai, for cash consideration of ¥5,000,000 ($37,595) and ¥40,000,000 ($300,760), respectively. The cash consideration was fully received and the transactions were completed on July 1, 2023. The Company recorded a gain from disposal of Kaika International of ¥49,297,548 ($341,139) and a gain from disposal of equity method investment of ¥27,539,183 ($190,571) for the fiscal year ended March 31, 2024, respectively.

h.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 11).

NOTE 13 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 30.6%, 30.6% and 34.0% for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the fiscal years ended March 31, 2024, 2023, and 2022.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

PRC

Qingzhiliangpin is incorporated in the PRC and is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. Qingzhiliangpin is recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced effective rate of 2.5% and the portion between RMB1 million and RMB3 million is subject to a reduced effective rate of 5% for the period from January 1, 2021 to December 31, 2022. During the period from January 1, 2023 to December 31, 2027, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

Malaysia

Reiwatakiya is incorporated in Malaysia, and is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less) is 17% for the first MYR600,000 taxable income, with the remaining balance being taxed at the 24% rate.

United States

The Company’s subsidiaries in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdictions that have corporate tax rates ranging from 0% to 8.45% for the fiscal year ended March 31, 2024.

Canada

The Company’s subsidiary in Canada is subject to the Canadian federal corporate income tax rate of 15% and provincial or territorial rates of 11.5%, which, in the aggregate, represent a statutory income tax rate of 26.5% for the fiscal year ended March 31, 2024.

The income (loss) before tax were as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022

Japan	$5,104,640	$(7,503,560)	$5,749,422
Hong Kong	3,011,218	(59,307)	359,534
PRC	(86,706)	239,733	49,868
Malaysia	(12,515)	(11,288)	-
United States	(19,559)	-	-
Canada	(61,368)	-	-
Income (loss) before tax	7,935,710	(7,334,422)	6,158,824

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The components of the income tax provision (benefit) were as follows:

	For the Fiscal Years Ended March 31,
	2024	2023	2022
Current tax provision (benefit)
Japan	$2,229,231	$(4,277,929)	$2,301,944
Hong Kong	-	-	-
PRC	5,820	142,558	-
Malaysia	-	-	-
United States	-	-	-
Canada	-	-	-
	2,235,051	(4,135,371)	2,301,944
Deferred tax provision (benefit)
Japan	$(1,778,320)	$4,849,771	$(122,276)
Hong Kong	-	-	55,008
PRC	-	-	-
Malaysia	43	-	-
United States	-	-	-
Canada	-	-	-
	(1,778,277)	4,849,771	(67,268)
Income tax provisions	$456,774	$714,400	$2,234,676

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the fiscal years ended March 31, 2024, 2023, and 2022:

	For the Fiscal Years Ended March 31,
	2024	2023	2022

Japanese statutory income tax rate	30.6%	30.6%	34.0%
Non-deductible expenses	2.0%	(1.2)%	1.7%
Non-taxable income	(1.8)%	-	(2.2)%
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	2.6%	(1.6)%	0.1%
Change in valuation allowance	(5.4)%	(5.9)%	0.5%
Effects of consumption tax examination (1)	(22.2)%	(30.8)%	-
Others	-	(0.8)%	(1.2)%
Subtotal	5.8%	(9.7)%	32.9%
Undistributed retained earnings tax (2)	-	-	3.4%
Effective tax rate	5.8%	(9.7)%	36.3%

(1)	This pertains to the tax effect resulted from the additional consumption tax of approximately $0.6 million charged as well as inhabitant tax refund of approximately $2.0 million based on final assessment due to the consumption tax examination (See note (c) - tax payable).

(2)	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income taxes, the Company is also subjected to a special tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s share capital exceeds ¥100 million. URE tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends paid, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than ¥30 million is subject to a rate of 10%, the portion between ¥30 million and ¥100 million is subject to a rate of 15%, and the portion over ¥100 million is subject to a rate of 20%.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

The Company’s deferred tax liabilities, net comprised of the following:

	March 31, 2024	March 31, 2023
Deferred tax assets:
Allowance for credit losses	$619,675	$1,434,120
Accrued member rewards	15,511	39,019
Accrued employee bonus	18,146	46,564
Accrued asset retirement obligation	185,941	123,626
Accrued employee retirement pension	72,378	59,358
Investment loss from equity method investment	-	40,300
Net operating loss carry-forwards	38,562	3,187,904
Total deferred tax assets	950,213	4,930,891
Valuation allowance	(79,062)	(597,777)
Total deferred tax assets	871,151	4,333,114
Deferred tax liabilities:
Change in fair value of warrant liabilities	(38,588)	(7,552)
Accrued interest income on consumption tax receivable	-	(19,894)
Compensation receivable for consumption tax	(3,047,924)	(8,756,745)
Total deferred tax liabilities	(3,086,512)	(8,784,191)
Deferred tax liabilities, net	$(2,215,361)	$(4,451,077)

The Company’s movement of the valuation allowance were as follows:

	March 31, 2024	March 31, 2023
Beginning balance	$597,777	$386,436
Additions (reduction)	(430,385)	214,389
Disposal of a subsidiary	(82,732)	-
Foreign currency translation adjustments	(5,598)	(3,048)
Ending balance	$79,062	$597,777

As of March 31, 2023, the Company had net operating loss carried forward from the entities in Japan of $8,780,785, and the Company utilized all the net operating loss during the year ended March 31, 2024.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(a)	Corporate Income Taxes (continued)

As of March 31, 2023, the Company had net operating loss carried forward from the entities in Hong Kong of $3,025,621. The Company utilized net operating loss of $2,964,163 during the year ended March 31, 2024. As of March 31, 2024, the Company had net operating loss carried forward from the entities in Hong Kong of $61,458, which can be offset against future taxable profit indefinitely.

As of March 31, 2024, the Company had net operating loss carried forward of $58,218 and $61,114 from the entities in the United States and Canada, respectively, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of operations and comprehensive income (loss). Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as additional consumption tax payable due to tax examination in taxes payable on the balance sheets (See note (c) - tax payable).

(c)	Taxes payable

Taxes payable consisted of the following:

	March 31, 2024	March 31, 2023
Income tax payable	$3,829,368	$663,503
Additional consumption tax payable due to tax examination (1)	5,475,313	16,597,264
Consumption tax payable and others	52,801	959,036
Total taxes payable	$9,357,482	$18,219,803

(1)	Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund amounting to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by the Company’s tax consultant amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, the Company recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as well as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). During the fiscal year ended March 31, 2024, the Company recorded additional consumption tax payable approximately $0.6 million (approximately ¥90.9 million) based on the final assessment by the Tokyo Regional Taxation Bureau. The Company made payments of the consumption tax payable by a monthly instalment of approximately $0.2 million (¥30.0 million), and the amount was also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. The consumption tax payable was $5,475,313 as of March 31, 2024.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –WARRANTS LIABILITIES

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

Because the strike price of the Representative’s Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2024, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the fiscal years ended March 31, 2024, 2023, and 2022, these Representative Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $22,574, $139,615 and $369,404 from the change in fair value of the Representative’s Warrants liability subsequently for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) on the date that these warrants were originally issued and as of March 31, 2024 and 2023 using the following assumptions:

	March 31, 2024	March 31, 2023	January 13, 2022
Representative’s Warrants liability
Stock price	$0.25	$0.98	$4.00
Exercise price	$4.80	$4.80	$4.80
Expected term (years)	2.79	3.79	5.00
Risk-free interest rate	4.21%	3.60%	1.47%
Expected volatility	57.63%	55.57%	55.39%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – REPRESENTATIVE’S WARRANTS LIABILITY (continued)

Investors’ warrants liability

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS. In the concurrent private placement, the Company also issued to the same investors 5,970,152 ADS purchase warrants (the “Investors’ Warrants”). The warrants have an exercise price of $0.67 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance.

Because the strike price of the Investors’ Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Investors’ Warrants were not considered indexed to the Company’s own stock. As such, the Investors’ Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2024, these Investors’ Warrants were issued and outstanding but none of the warrants had been exercised. For the fiscal years ended March 31, 2024, these Investors’ Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 26, 2024, the Company recorded a fair value of $541,494 for the Investors’ Warrants liability at issuance. The Company recognized a gain of $86,599 from the change in fair value of the Investors’ Warrants liability subsequently for the fiscal years ended March 31, 2024.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) on the date that these warrants were originally issued and as of March 31, 2024 using the following assumptions:

	March 31, 2024	January 26, 2024
Investors’ Warrants liability
Stock price	$0.25	$0.27
Exercise price	$0.67	$0.67
Expected term (years)	5.33	5.50
Risk-free interest rate	4.21%	4.00%
Expected volatility	56.91%	56.96%

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY

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

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS for gross proceeds of approximately $4.0 million. The Company has received gross proceeds in full from the investors, and all of the ADSs were issued on January 30, 2024.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY (continued)

Initial public offering

On January 13, 2022, the Company closed its IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment ADSs, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including the over-allotment, were approximately $21.4 million. In connection with the IPO, the Company’s ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2024 and 2023, the total restricted net assets of the Company amounted to $26,979,030 and $23,773,242, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2024 and 2023, there were no legal claims and litigation against the Company.

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING

Segments

The Company is engaged in the operation of retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services. The Company’s operations are conducted in three reported segments: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue for each of these individual products and services.

Directly-operated physical stores segment includes physical stores in Japan, Hong Kong, the United States and Canada. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, China, and Korea, as well as services from advertising business through KOLs. Franchise stores and wholesale customers segments include franchise stores in Japan, the United States and the United Kingdom, and wholesale customers in Japan and other countries including China, the United States and Canada.

The Company measures the results of its segments using, among other measures, each segment’s revenue, merchandise costs, interest expenses, net, provision for income tax, net income (loss), depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the fiscal years ended March 31, 2024, 2023, and 2022, respectively:

	For the Fiscal Year ended March 31, 2024
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$14,951,952	$10,705,449	$170,023,914	$195,681,315
Merchandise costs	$11,916,702	$7,920,348	$152,469,258	$172,306,308
Interest expenses, net	$(123,107)	$(88,143)	$(1,399,891)	$(1,611,141)
Provision for income tax	$34,902	$24,989	$396,883	$456,774
Net income	$571,463	$409,162	$6,498,311	$7,478,936
Depreciation and amortization	$94,184	$67,434	$1,070,993	$1,232,611
Capital expenditures	$917,396	$9,766	$2,146	$929,308

YOSHITSU CO., LTD AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING (continued)

	For the Fiscal Year Ended March 31, 2023
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$11,606,180	$20,700,011	$137,418,155	$169,724,346
Merchandise costs	$8,882,991	$16,221,524	$115,188,904	$140,293,419
Interest expenses, net	$(165,628)	$(295,403)	$(1,961,048)	$(2,422,079)
Provision for income tax	$48,853	$87,130	$578,417	$714,400
Net loss	$(550,399)	$(981,655)	$(6,516,768)	$(8,048,822)
Depreciation and amortization	$83,870	$149,587	$993,039	$1,226,496
Capital expenditures	$459,856	$366,440	$108,664	$934,960

	For the Fiscal Year Ended March 31, 2022
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$12,965,904	$122,150,105	$99,636,571	$234,752,580
Merchandise costs	$11,261,970	$98,589,103	$81,189,474	$191,040,547
Interest expenses, net	$(153,864)	$(1,449,533)	$(1,182,369)	$(2,785,766)
Provision for income tax	$123,426	$1,162,781	$948,469	$2,234,676
Net income	$216,739	$2,041,874	$1,665,535	$3,924,148
Depreciation and amortization	$67,243	$633,485	$516,727	$1,217,455
Capital expenditures	$928,319	$1,174,609	$934,885	$3,037,813

	March 31, 2024	March 31, 2023
Total assets:
Directly-Operated Physical Stores	$10,732,784	$8,815,957
Online Stores and Services	4,323,971	20,070,215
Franchise Stores and Wholesale Customers	126,940,404	117,789,108
Total assets	$141,997,159	$146,675,280

Total liabilities:
Directly-Operated Physical Stores	$12,841,698	$9,728,199
Online Stores and Services	5,853,185	11,812,654
Franchise Stores and Wholesale Customers	87,259,492	95,852,684
Total liabilities	$105,954,375	$117,393,537

Disaggregated Revenues

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the fiscal years ended March 31, 2024, 2023, and 2022.

NOTE 18 – SUBSEQUENT EVENTS

The Company decided to reduce the amount of capital stock by ¥1,856,786,684 ($12,278,930) to ¥99,000,000 ($654,687). All of the ¥1,856,786,684 ($12,278,930) of capital to be reduced was designated as additional paid-in capital reserve. The reduction of capital stock was approved by the Shareholders of the Company at the annual general meeting held on June 27, 2024 and became effective on July 15, 2024. The reduction of capital stock is aimed to help the Company reduce its operating expenses as well as tax expenses. According to Company Law of Japan, after the Company reduced its capital stock below ¥100 million, it is no longer required to establish the Board of Supervisors that constitutes three Supervisors, it is only required to maintain one Supervisor. Meanwhile, the Company will not be required to conduct domestic audit in Japan, and the Company will be qualified as a small-scale minimal profit enterprise and subjected to a lower tax rate under Japanese tax law.

These consolidated financial statements were approved by management and available for issuance on July 16, 2024, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.