Form 20-F
period 2025-03-31
Tokyo Lifestyle Co., Ltd.
filed 2025-07-10
CIK 1836242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-41181

Tokyo Seikatsukan Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Tokyo Lifestyle Co., Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Harumi Building, 2-5-9 Kotobashi

Sumida-Ku, Tokyo, 130-0022

Japan

+81356250668

(Address of principal executive offices)

Mei Kanayama, Representative Director

Telephone: +81356250668

Email: ky@ystbek.co.jp

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 ordinary shares	TKLF	The Nasdaq Stock Market LLC

Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents 10 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,327,806 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents 10 Ordinary Shares (defined below);

●	“Japanese yen” or “¥” are to the legal currency of Japan;

●	“Ordinary Shares” are to the ordinary shares of TKLF;

●	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customers during such period even if the customer made the first purchase from us in the same period. We determine that a customer has purchased products from us (a) in our directly-operated physical stores or franchise stores if the customer uses our rewards card when making payments or (b) in our online stores if a customer with the same phone number has made purchases in our online stores before;

●	“TKLF” are to Tokyo Lifestyle Co., Ltd., formerly known as Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to TKLF and its subsidiary, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year - ¥	¥1=$0.006655	¥1=$0.006613	¥1=$0.007519
Average rate for the year - ¥	¥1=$0.006567	¥1=$0.006920	¥1=$0.007402

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

The beauty and health product, sundry product, luxury product, electronic product, and collectible card and trendy toy markets in Hong Kong, Japan, China, Thailand, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of these products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offerings of sundry products, luxury products, electronic products, collectible cards and trendy toys, and other products. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

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

Our liquidity relies significantly on short-term borrowings. As of March 31, 2025, we had approximately $57.9 million in short-term borrowings outstanding. As of March 31, 2024, we had approximately $53.2 million in short-term borrowings outstanding. As of March 31, 2023, we had approximately $60.6 million in short-term borrowings outstanding. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

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

As of March 31, 2025, we had approximately $57.9 million in short-term borrowings and $7.2 million in long-term borrowings outstanding.

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

The COVID-19 pandemic, which began in early 2020, spread throughout the world and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses at the time. The impact of the COVID-19 pandemic began to ease in 2023, as restrictions were lifted, and consumer activity gradually recovered in Japan.

The COVID-19 pandemic materially and adversely affected our business operations and operating results during the fiscal years ended March 31, 2023 and 2022. Our total revenue decreased by $65,028,234, or 27.7%, from $234,752,580 for the fiscal year ended March 31, 2022 to $169,724,346 for the fiscal year ended March 31, 2023 due to the impact of the COVID-19 pandemic. Partially offset by the decrease in our operating expenses, our net income decreased from $3,924,148 during the fiscal year ended March 31, 2022 to a net loss of $8,048,822 during the fiscal year ended March 31, 2023, representing a decrease of 305.1%. During the fiscal years ended March 31, 2025 and 2024, the COVID-19 pandemic did not have a material impact on our financial position and operating results.

As of the date of this annual report, the daily life of Japanese residents is back to its normal state. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic, and any similar natural disasters will not occur in the future. The extent to which such natural diseases may impact our operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. During the period from April 1, 2024 to the date of this annual report, we opened three new directly-operated physical stores in the U.S., one new directly-operated physical store in Canada, and one new directly-operated physical store in Hong Kong. We also added three franchise stores and added 54 new wholesale customers. However, during the same fiscal year, we closed one directly-operated physical store in Japan, converted one directly-operated physical store in Hong Kong into a franchise store, and converted one franchise store in the U.S. into a wholesale customer. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, information gathered from various sources, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if we need to modify the layout of our new stores to minimize contact with customers. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

The number and timing of new stores opened during any given period may be negatively impacted by a number of factors, including:

●	our ability to increase brand awareness and product consumption in areas where we open stores;

●	the identification and availability of sites for store locations with the appropriate size, traffic patterns, local retail and business attractions, and infrastructure that will drive high levels of customer traffic and sales per unit;

●	competition in existing and new markets, including competition for store sites;

●	the negotiation of acceptable lease terms;

●	our ability to obtain all required governmental permits on a timely basis;

●	our ability to control construction and development costs of new stores;

●	the maintenance of adequate distribution capacity, information systems, and other operational system capabilities;

●	integrating new stores into our existing procurement, manufacturing, distribution, and other support operations;

●	the hiring, training, and retention of store management and other qualified personnel;

●	assimilating new store employees into our corporate culture;

●	the effective management of inventory to meet the needs of our stores and wholesale customers on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support our expansion activities.

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

A significant portion of our revenue is generated by sales to our franchise stores. As of the date of this annual report, we have one franchisee operating one franchise store in the U.S., two franchisees operating two franchise stores in the U.K., one franchisee operating two franchise stores in Hong Kong, one franchisee operating one franchise store in Thailand, and three franchisees operating three franchise stores in Japan. Franchisees are independent operators, and their employees are not our employees.

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

Our franchisees may not operate their franchises successfully. Since we currently have only one to three franchisees operating our franchise stores in each country, if one of them were to become insolvent, choose to not renew their trademark license agreement with us, or otherwise were unable or unwilling to pay us amounts due to us pursuant to the terms of their agreements, our business and results of operations would be materially and adversely affected.

The operation of our franchise stores relies significantly on eight franchisees and if any of them terminate their trademark license agreements or franchise agreements with us and if we are unable to find suitable replacements, our business could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our eight existing franchisees. As of the date of this annual report, we have one franchisee operating one franchise store in the U.S., two franchisees operating two franchise stores in the U.K., one franchisee operating two franchise stores in Hong Kong, one franchisee operating one franchise store in Thailand, and three franchisees operating three franchise stores in Japan. Our trademark license agreements and franchise agreements with the franchisees have a term of one to three years and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. Since we currently have only one to three franchisees operating our franchise stores in each country, if any of our franchisees terminate their trademark license agreements or franchise agreements with us or request more favorable terms than the ones we currently have to continue such agreements, our business and results of operations would be materially and adversely affected.

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

We rely on our relationships with suppliers to purchase high-quality products on reasonable terms. If these relationships were to be impaired, or if certain suppliers were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in products, either of which could have a material adverse effect on our competitive position, our business, and financial performance.

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the fiscal years ended March 31, 2025, 2024, and 2023, our product sales attributable to these brands accounted for approximately 2.6%, 5.7%, and 19.87% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers or fail to continue acquiring and strengthening relationships with additional suppliers of products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of our total purchases, respectively. During the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of our total purchases, respectively. During the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate two distribution centers, which house the distribution operations for our physical stores together with the order fulfillment operations of our franchise stores. We plan to open a new distribution center in the U.S. in 2025 to support and replenish inventory at our physical stores in the U.S. If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by two distribution centers. This dependence on two distribution centers, combined with the fact that we are a retailer and wholesaler carrying approximately 64,800 stock keeping units (“SKUs”) of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our online stores. In addition, we have identified the need to expand and upgrade our information systems to support recent and expected future growth. As part of this expansion of our information systems, we have modified our warehouse management system to support our distribution centers. The failure of our information systems to perform as designed, including the failure of our warehouse management system to operate as expected during the holiday season or to support our distribution centers, could have a material adverse effect on our business and results of our operations. Any material disruption of our information systems could disrupt our ability to track, record, and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process online orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers’ private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $167,275, $752,425, and $1,367,485 in promotion and advertising expenses during the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Marketing approaches and tools in the markets for our products in Hong Kong, Japan, mainland China, Thailand, Canada, the U.K., and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

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

Sales to the China market represented approximately 60.7%, 61.2%, and 51.1% of our revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations and financial condition.

To date we have generated a significant portion of our revenue from sales to the China market. During the fiscal years ended March 31, 2025, 2024, and 2023, sales to the China market accounted for approximately 60.7%, 61.2%, and 51.1% of our revenue, respectively. We expect such sales to continue to comprise a significant part of our revenue going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to sell our products to customers based in China would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

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

In addition to our operations in Japan and our sales to consumers in mainland China, we sell our products to consumers in Hong Kong, Thailand, the U.S., Canada, and the U.K. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these countries, than the operations of more geographically diversified competitors. These risks include:

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

In recent years, the economic indicators in Japan have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shigeru Ishiba and the former administrations of Prime Ministers Fumio Kishida, Yoshihide Suga, and Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. This policy was terminated in March 2024. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of the U.K.’s exit from the European Union (“Brexit”) on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending, and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

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

The regulations and policies that have been issued by the CAC to date do not apply to us for the following reasons: for online sales in China, we have entrusted the operations of all of our online stores on Tmall Global, JD Worldwide, Pinduoduo, and other online platforms in China to third-party Chinese e-commerce marketplace operators (the “Entrusted Third Parties”) pursuant to cooperation agreements between us and the Entrusted Third Parties. Consumer purchase data and personal information generated by these online stores are collected, used, managed, and stored in China by the Entrusted Third Parties, and we only receive necessary information, such as the numbers and types of products ordered from the Entrusted Third Parties in order to complete orders for these online stores. We have no right to obtain any personal information of Chinese consumers from the Entrusted Third Parties. In addition, our PRC legal counsel, Finance & Commerce Law Firm of China, has advised us that our PRC subsidiaries, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”) and Shenzhen Qianxusenhuo Network Technology Co., Ltd., are not CIIOs and do not collect or process personal information of individuals inside China in its business. As a result of the foregoing, (i) we are not subject to the cybersecurity review as required by the Measures for Cybersecurity Review (2021 version) and (ii) we are not subject to the PIPL since we have not engaged in activities of processing personal information of individuals inside China or those constituting analysis or evaluation of the behaviors of individuals inside China.

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

We plan to add an aggregate of 20 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Thailand, Malaysia, the Middel East, and Taiwan during the next three years. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we have or will establish new stores or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and distribution channels. In addition, the opening of a new store typically results in initial recruiting and training expenses and reduced labor efficiencies. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to our products;

●	failure to properly comply with Japanese laws and regulations relating to the export of our products;

●	compliance with multiple and potentially conflicting regulations in Europe, Asia, Oceania, and North America, including export requirements, tariffs, import duties, and other trade barriers, as well as health and safety requirements;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	the economic burden and uncertainty placed on our customers by the imposition and threatened imposition of tariffs by the U.S., China, and other countries;

●	seasonal reductions in business activities, particularly throughout Europe;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from epidemics or pandemics, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates that may affect product demand and may adversely affect the profitability in Japanese yen of products provided by us in foreign markets where payment for our products is made in the local currency, including any fluctuations caused by uncertainties relating to Brexit;

●	impact of Brexit on the U.K.’s access to the European Union Single Market, the related regulatory environment, the global economy, and the resulting impact on our business;

●	changes in general economic, health, and political conditions in countries where our products are sold;

●	potential labor strike, lockouts, work slowdowns, and work stoppages;

●	restrictions on downsizing operations in Europe and expenses and delays associated with any such activities; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

Recent tariffs imposed on goods imported to the U.S. could adversely impact our business, financial condition, and results of operations.

Recently, new tariffs were announced on imports to the U.S., including additional tariffs on imports from China, Taiwan, South Korea, Japan, and the European Union, among others, followed by various modifications and delays. In response, several countries have imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. and other retaliatory measures. Further changes are expected to be made in the future, which may include additional sector-based tariffs or other measures. This could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets in the U.S. These tariffs may lead to reduced margins and challenges in maintaining competitive pricing for us in the U.S., which could adversely affect our financial performance and growth prospects.

Additionally, the evolving regulatory landscape and potential for further tariff adjustments or trade restrictions create uncertainty. Compliance with tariff-related regulations, including classification and valuation requirements, may increase operational complexity and costs. Any escalation in trade tensions or additional tariffs could further disrupt our supply chain and negatively impact our ability to meet customer demand in the U.S., posing significant risks to our business, financial condition, and results of operations.

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

A significant portion of the sales in our stores are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s credit card information in an illegal activity and be required by card issuers to pay charge-back fees. In addition, many of the jurisdictions in which our products are sold, including Japan, Nevada, Massachusetts, New York, Hong Kong, China, Thailand, Canada and the U.K., have enacted legislation or regulatory guidance, requiring or recommending notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant expenses, which could have an adverse impact on our business, financial condition, or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our Company and could substantially affect our reputation, business, financial condition, or results of operations.

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

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended March 31, 2025, 2024, and 2023,70.4%, 70.7%, and 57.5%, respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. In recent years, the value of the Japanese yen against our functional currencies or the U.S. dollar has fluctuated widely, and may continue to fluctuate and is affected by, among other things, changes in governmental policies and domestic and international economic and political developments. For example, in 2024 and 2025, the Japanese yen depreciated approximately 6.5% and 5.1%, respectively, against the U.S. dollar. It is difficult to predict how market forces or government policies may impact such exchange rates between the Japanese yen and the U.S. dollar or our functional currencies in the future. Moreover, we do not take actions to manage our foreign currency exposure, such as entering into hedging transactions. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenue that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our core product retail and wholesale business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 42,327,806 of our Ordinary Shares are issued and outstanding. Among these shares, 21,536,266 are in the form of ADSs. All of the ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

From the closing of our initial public offering on January 13, 2022 to July 9, 2025, the closing price of the ADSs has ranged from $2.0 to $295.2 per ADS, on an adjusted basis to reflect the ADS Ratio Change (as defined below). The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

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

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2025, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weaknesses identified were (i) a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper controls designed and implemented in IT environment and IT general control activities related to logical access management and Service Organization Management. Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) improving our IT environment and daily management. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we have a corporate auditor instead of an audit committee and we do not have a standalone compensation committee or nomination and corporate governance committee of our board. Moreover, Nasdaq listing rules require a listed company to obtain shareholder approval for certain dilutive events listed in Listing Rule 5635. However, consistent with corporate governance practices in Japan, we are not required to obtain shareholder approval for such dilutive events, unless they constitute a favorable issue of shares or stock acquisition rights or an acquisition of the entire business requiring a special resolution of shareholders’ meeting. See “Item 16G. Corporate Governance.” As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. On December 20, 2023, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given a period of 180 calendar days, or until June 17, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). On June 18, 2024, we were given an additional period of 180 calendar days, or until December 16, 2024, to regain compliance. To regain compliance, the ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. On December 2, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we had regained compliance with the minimum bid price requirement under Listing Rule 5550(a)(2). However, in the event we are unable to satisfy Nasdaq criteria for maintaining our listing, we may face delisting.

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

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

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

Based on our operations and the composition of our assets, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We began our operations through TKLF, a stock company incorporated on December 28, 2006 pursuant to the laws of Japan.

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

On September 6, 2023, Tokyo Lifestyle Limited incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the Province of Ontario, Canada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Canada. On October 17, 2023, Tokyo Lifestyle Limited incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TLS Holding”), in the State of Delaware, which is currently not engaging in any active business operations. TLS Holding incorporated four wholly-owned subsidiaries, REIWATAKIYA LV LLC, a limited liability company on August 3, 2023, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada; REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts, which principally engages in the import and retail of Japanese beauty and cosmetic products in Massachusetts; REIWATAKIYA NYC LLC, a limited liability company on November 8, 2023, in the State of New York, which principally engages in the import and retail of Japanese beauty and cosmetic products in New York; and REIWATAKIYA LV II LLC, a limited liability company on May 13, 2024, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada.

On October 17, 2024, Tokyo Lifestyle Limited entered into a cooperation agreement with a third-party company to invest ¥3.0 million (approximately $20,086) in CROSSING CARDS CO., LTD (“Crossing Cards”), with a core business of retail and wholesale of collectible cards. Crossing Cards was incorporated in Japan pursuant to the laws of Japan on June 18, 2024. Tokyo Lifestyle Limited owns 27.27% of Crossing Cards.

On November 15, 2024, we effected a change of the ratio of the ADSs to our Ordinary Shares from one ADS representing one Ordinary Share to one ADS representing 10 Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change resulted in a reverse split on the ADSs on the basis of one new ADS for every 10 old ADSs held. As a result of the ADS Ratio Change, the ADSs and per ADS as reflected in the consolidated financial statements have been retroactively restated as if the transaction occurred at the beginning of the periods presented. Our Ordinary Shares were not affected by the ADS Ratio Change.

On October 31, 2024, the Company’s name was changed from Yoshitsu Co., Ltd to Tokyo Lifestyle Co., Ltd.

On May 15, 2025, Tokyo Lifestyle Limited and two other third parties incorporated TOKYO LIFESTYLE PTY LTD, a proprietary limited company in Sydney, Australia, which primarily engages in the import and retail of Japanese beauty and cosmetic products in Australia. Tokyo Lifestyle Limited owns 51% of TOKYO LIFESTYLE PTY LTD and the two other third parties together own the remaining 49% of TOKYO LIFESTYLE PTY LTD.

On June 3, 2025, Tokyo Lifestyle Limited incorporated Shenzhen Qianxusenhuo Network Technology Co., Ltd., a company incorporated on in the PRC, which principally engages in e-commerce technical, marketing and consulting services, as well as import and retail of Japanese beauty and cosmetic products in the PRC.

The following chart illustrates our corporate structure as of the date of this annual report.

Notes: All percentages reflect the equity interests held by each of our shareholders, excluding the shares issuable under the outstanding warrants.

(1)	Represents 13,575,104 Ordinary Shares held by Tokushin G. K., which is owned by Mr. Kanayama and his family, as of the date of this annual report.

(2)	Represents (i) 7,216,436 Ordinary Shares held by Mei Kanayama and (ii) 1,107,840 Ordinary Shares in the form of ADSs held by Mei Kanayama, as of the date of this annual report.

(3)	Represents 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited, according to a Schedule 13G initially filed by Grand Elec-Tech Limited on February 10, 2022 with the SEC.

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

B. Business Overview

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. We currently offer approximately 64,800 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 39,000 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 73,800 SKUs of sundry products, including home goods, 2,000 SKUs of electronic products, including entertainment gaming products such as Nintendo Switch, Xbox Series, and electronic components, 300 SKUs of luxury products, including branded watches, perfume, handbags, clothes and jewelry, 1300 SKUs of collectible cards and trendy toys, and 20,100 SKUs of other products, including food and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations. Specifically, during the fiscal year ended March 31, 2023, we opened two new directly-operated physical stores in Japan and four directly-operated physical stores in Hong Kong; during the fiscal year ended March 31, 2024, we opened two new directly-operated physical stores in the U.S., one new directly-operated physical store in Canada, and one new directly-operated physical store in Hong Kong; added four franchise stores, and added 75 new wholesale customers; during the fiscal year ended March 31, 2025, we opened three new directly-operated physical stores in the U.S., one new directly-operated physical store in Hong Kong; added three franchise stores, and added 54 new wholesale customers; and from April 1, 2025 to the date of this report, we opened one new directly-operated physical store in Canada and added four new wholesale customers. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products, sundry products, and other products.

Since our inception, we have built a large base of customers, which has been essential for our rapid growth. During the fiscal years ended March 31, 2025, 2024, and 2023, our physical stores served approximately 662,717, 473,369, and 542,276 customers, respectively, and orders placed by our repeat customers accounted for approximately 39%, 42%, and 40% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 173,549, 307,785, and 615,571 customers, respectively, and orders placed by our repeat customers accounted for approximately 53%, 52%, and 54% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 422,871, 402,734, and 154,344 customers, and orders placed by our repeat customers accounted for approximately 45%, 60%, and 54% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 226 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, branded watch companies, including many well-known Japanese brands, such as Shiseido, Sato, Kao, Kosé, and Richard Mille.

Since our inception, we have achieved growth and profitability. However, due to the negative impact of the resurgence of COVID-19 in 2022 on our revenue and an increase in our operating expenses, our revenue decreased from $234,752,580 during the fiscal year ended March 31, 2022 to $169,724,346 during the fiscal year ended March 31, 2023, representing a decrease of 27.7%. Our revenue increased from $169,724,346 during the fiscal year ended March 31, 2023 to $195,681,315 during the fiscal year ended March 31, 2024, representing an increase of 15.3%. Our revenue increased from $195,681,315 during the fiscal year ended March 31, 2024 to $210,119,238 during the fiscal year ended March 31, 2025, representing an increase of 7.4%. During the fiscal year ended March 31, 2023, our net income decreased from $3,924,148 during the fiscal year ended March 31, 2022 to a net loss of $8,048,822, representing a decrease of 305.1%. During the fiscal year ended March 31, 2024, our net income increased to $7,478,936, representing an increase of 192.9%. During the fiscal year ended March 31, 2025, our net income decreased to $6,638,488, representing a decrease of 11.2%.

Since our inception, we have financed our operations primarily through bank loans. As of the date of this annual report, we have approximately $57.5 million in short-term borrowings outstanding, with maturity dates ranging from July 2025 to March 2026, and approximately $8.8 million in long-term borrowings outstanding, with maturity dates ranging from October 2025 to February 2033. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Sales to the China market represent a significant part of our revenue. During the fiscal years ended March 31, 2025, 2024, and 2023, sales to the China market accounted for approximately 60.7%, 61.2%, and 51.1% of our revenue, respectively, mainly due to the increased online sales in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Sales to the China market represented approximately 60.7%, 61.2%, and 51.1% of our revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in China could materially and adversely affect our results of operations.” As we plan to expand into new markets by opening new stores, including adding additional directly-operated physical stores in Japan, Hong Kong, the U.S., Vietnam, Australia, and Canada, and add new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Thailand, Malaysia, the Middel East, and Taiwan during the next three years, we expect the percentage of sales to the China market to decrease in the future. See “—Our Growth Strategies—Expanding into New Markets by Opening New Stores.”

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 64,800 SKUs of beauty products, 39,000 SKUs of health products, 20,100 SKUs of sundry products, 2,000 SKUs of electronic products, 300 SKUs of luxury products, 1,300 SKUs of collectible cards and trendy toys, and 20,100 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedback, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Multi-Channel Distribution Network

We have built a multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. Our directly-operated physical stores, online stores, and franchise stores and wholesale customers contributed 8.1%, 3.6%, and 88.3% of our total revenue for the fiscal year ended March 31, 2025, respectively, contributed 7.6%, 5.5%, and 86.9% of our total revenue for the fiscal year ended March 31, 2024, respectively, and 7%, 12%, and 81% of our total revenue for the fiscal year ended March 31, 2023, respectively.

We operate our four physical stores in Japan, six physical stores in Hong Kong, five physical stores in the U.S., and two physical stores in Canada directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution centers. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

We extend the reach of our distribution network by operating online stores in Japan, China, and Korea and selling to franchise stores in the U.S., Hong Kong, Japan, Thailand, and the U.K. and wholesale customers in Japan and overseas. Such geographic diversification helps us explore additional revenue generating opportunities and maintain the stability of our revenue, especially during times when customer volume in our physical stores decreases, such as during the COVID-19 pandemic.

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 17 as of the date of this annual report, the number of our franchise stores only decreased slightly from 11 as of March 31, 2019 to nine as of the date of this annual report, and the number of our wholesale customers increased from 28 as of March 31, 2019 to 215 as of the date of this annual report. However, due to the negative impact of the resurgence of COVID-19 in 2022 on our revenue and the increase in our operating expenses, our overall gross margin decreased slightly by 2 percentage points from 19% for the fiscal year ended March 31, 2022 to 17% for the fiscal year ended March 31, 2023. Our overall gross margin decreased by 20.6 percentage points from 17.3% for the fiscal year ended March 31, 2023 to 11.9% for the fiscal year ended March 31, 2024. Our overall gross margin decreased slightly by 0.5 percentage points from 11.9% for the fiscal year ended March 31, 2024 to 11.4% for the fiscal year ended March 31, 2025. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our rapid expansion is supported by our two distribution centers. We believe our distribution centers enable us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

An Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with us for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing. Our representative director, Mr. Mei Kanayama, has 13 years of experience in retail and wholesale of Japanese beauty and health products.

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

Our Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, Hong Kong, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 10 additional directly-operated physical stores in the U.S., and expect the expenses related to opening these stores to be approximately $3.5 million to $4.0 million; and, as our overall strategy is to focus more on the development of overseas franchise and wholesale sales, we also intend to add an aggregate of 20 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Malaysia, Thailand, the Middel East, and Taiwan. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in the U.S. See “—Enhancing Our Technology Platform and Infrastructure” below.

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

Developing Our Own Private Label Products

We have been extending our product offerings by collaborating with beauty and other product suppliers to develop our own private label products. The private label products we currently sell include reusable shopping bags, facial masks, toning lotion, milk lotion, purified water, sneakers, thermosteel flasks, and face masks. We have been exploring the possibility of adding facial essences, T-shirts, and other footwear, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our private label products may not appeal to our customers and may compete with our brand partners.”

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

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in IT and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution centers. We also upgraded and improved the integration of our existing operation and financial systems. In addition, we opened a distribution center in Hong Kong in 2022 to support and replenish inventory at our physical stores and wholesale customers in Hong Kong. The cost for opening the distribution center was approximately $0.3 million.

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 64,800 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

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

We supplement our beauty products with health products and we currently have approximately 39,000 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

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

We also currently have approximately 20,100 SKUs of sundry products available through our distribution channels. The following table illustrates the categories of sundry products we sell:

Product Category	Product Description
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Miscellaneous	Spa supplies, clothing, formula milk, and diapers

We also currently have approximately 300 SKUs of luxury products available through our distribution channels. The following table illustrates the categories of luxury products we sell:

Product Category	Product Description
Branded watches	Branded watches such as Richard Mille and PATEK PHILIPPE
Miscellaneous	Perfume, handbags, clothes, and jewelry

We also currently have approximately 2,000 SKUs of electronic products available through our distribution channels. The following table illustrates the categories of electronic products we sell:

Product Category	Product Description
Entertainment gaming products	Nintendo Switch and Xbox Series
Electronic components	Smart AC adapters and batteries

We also currently have approximately 1,300 SKUs of collectible cards and trendy toys products available through our distribution channels. The following table illustrates the categories of collectible cards and trendy toys products we sell:

Product Category	Product Description
Collectible cards	Pokémon
Trendy toys	BE@RBRICK and other trendy products

We also currently have approximately 20,100 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes and pet food

The following tables illustrate our revenue for the fiscal years ended March 31, 2025, 2024, and 2023 by product categories:

	Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023
Product Category	Amount	%	Amount	%	Amount	%
Beauty products	$81,374,101	38.7%	$50,114,893	25.6%	$128,781,665	75.9%
Health products	6,869,364	3.3%	4,931,671	2.5%	18,701,204	11.0%
Sundry products	20,275,598	9.7%	6,083,770	3.1%	11,033,924	6.5%
Luxury products	35,357,960	16.8%	90,189,723	46.1%
Electronic products	47,969,875	22.8%	34,901,681	17.9%
Collectible cards and trendy toys	11,408,517	5.4%
Other products	6,863,823	3.3%	9,459,577	4.8%	11,207,553	6.6%
Total	$210,119,238	100.0%	$195,681,315	100.0%	$169,724,346	100.0%

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

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan, Hong Kong, U.S. and Canada, (ii) online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, (iii) franchise stores in the U.S., Thailand, Hong Kong, Japan, and the U.K., and wholesale customers in Japan and other countries including mainland China, the U.S., and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license certain trademarks, such as “東京生活館” and “REIWATAKIYA,” to be used by these franchise stores.

The following tables illustrate our revenue for the fiscal years ended March 31, 2025, 2024, and 2023 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023
Geographic Area	Amount	%	Amount	%	Amount	%
Japan domestic market	$62,190,446	29.6%	$57,381,922	29.3%	$72,190,276	42.5%
Hong Kong market	104,685,311	49.8%	100,982,052	51.6%	40,960,511	24.1%
The United States market	19,515,109	9.3%	17,193,899	8.8%	8,808,766	5.2%
Other overseas markets	23,728,372	11.3%	20,123,442	10.3%	47,764,793	28.1%
Total	$210,119,238	100.0%	$195,681,315	29.3%	$169,724,346	100.0%

	Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024		Fiscal Year Ended March 31, 2023
Distribution Channel	Amount	%	Amount	%	Amount	%
Directly-operated physical stores	$17,105,488	8.1%	$14,951,952	7.6%	$11,606,180	6.8%
Online stores	7,493,259	3.6%	10,705,449	5.5%	20,700,011	12.2%
Franchise stores and wholesale customers	185,520,491	88.3%	170,023,914	86.9%	137,418,155	81.0%
Total	$210,119,238	100.0%	$195,681,315	100.0%	$169,724,346	100.0%

Physical Stores

We currently directly operate four physical stores in four cities in Japan, six physical stores in Hong Kong, five physical stores in the U.S., and two physical stores in Canada under the names “Tokyo Lifestyle,” “東京生活館,” and “REIWATAKIYA.” We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information on our directly-operated physical stores as of the date of this annual report:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Koshigaya Ryutsu Danchi Store	Koshigaya	1732	October 1, 2021
3	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
4	Nishi Kawaguchi Store	Koshigaya	4,226	January 18, 2023
5	Lohas Park Store	Hong Kong	815	September 30, 2021
6	Telford Plaza Store	Hong Kong	909	November 10, 2021
7	Citylink Plaza Store	Hong Kong	688	October 20, 2022
8	Facesss Store	Hong Kong	809	January 19, 2023
9	The Wai Store	Hong Kong	2,081	July 22, 2023
10	Toronto 1 Store	Ontario	636	December 1, 2023
11	REIWATAKIYA BOS 2 Store	Massachusetts	2,000	December 9, 2023
12	REIWATAKIYA LV 1 Store	Las Vegas	2,113	September 1, 2023
13	REIWATAKIYA NYC1 Store	New York	3,000	April 24, 2024
14	REIWATAKIYA BOS 1 Store	Massachusetts	2,185	April 24, 2024
15	REIWATAKIYA LV 2 Store	Las Vegas	2,328	October 11, 2024
16	The Hopewell Store	Hong Kong	2,083	January 16, 2025
17	Toronto2 Store	Ontario	1,537	June 5, 2025

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

Online Stores

We sell our products through six domestic online stores on our websites and on various e-commerce marketplaces, including Rakuten, Yahoo! Japan, Amazon Japan, and Wowma! in Japan.

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

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create an enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of the date of this annual report, there were an aggregate of approximately 11,000 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via account management systems of third-party e-commerce marketplace operators by allowing customers to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan, China, and Korea. To facilitate the ease of the checkout process for our repeat customers, the database of third-party e-commerce marketplace operators keeps track of these customers’ preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

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

Franchise Stores and Wholesale Customers

As of the date of this annual report, we have one franchise store in the U.S., two franchise stores in the U.K., two franchise stores in Hong Kong, one franchise store in Thailand, and three franchise stores in Japan. The following table summarizes the information on our franchise stores:

City	Number of Franchise Stores	Total Size (Square Feet)	Opened
Seattle	1	1,200	December 2017
London	2	2,044	May 2021 and October 2023
Tokyo	3	5,925	July 2023, August 2023, and October 2023
Hong Kong	2	1,516	September 2024
Bangkok	1	1,474	February 2025

In addition, as of the date of this annual report, we have approximately 215 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

Franchise Profile and Trademark License Agreements

As of the date of this annual report, we have one franchisee operating one U.S. franchise store, two franchisees operating two U.K. franchise stores, one franchisee operating two Hong Kong franchise stores, one franchisee operating one Thailand franchise store, and three franchisees operating three Japan franchise stores. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

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

Key Opinion Leaders Advertising Related Services

From June 2021 to December 2023, our wholly-owned subsidiary, Qingzhiliangpin, has provided online advertising solutions endorsing products or services in China for merchants (“Merchant Customers”) through a platform partner (the “Platform Partner”), and a key opinion leader (“KOL”) employee, who is a prominent social media influencer. Qingzhiliangpin enters into a platform service agreement (the “Platform Service Agreement”) with the Platform Partner to obtain an account (the “Account”) and access to the advertisement order platform operated by the Platform Partner (the “Platform”). The Platform Service Agreement has no specified end date and will continue to be valid unless and until the Platform Partner terminates the Platform Service Agreement by giving Qingzhiliangpin a written notice 15 days in advance. Through the Platform, Qingzhiliangpin receives advertisement orders from Merchant Customers with details of their advertising needs and requirements. Qingzhiliangpin determines with the Merchant Customers customary commission fees on an order-by-order basis prior to accepting the orders. After the orders are accepted, the KOL employee produces and posts online short video advertisements on Chinese short video platforms, such as TikTok and Kuaishou, according to the requirements of the Merchant Customers. After reviewing the work products and confirming acceptance with the Platform Partner, the Merchant Customers issue the commission fees to the Platform Partner, who settles the Account with Qingzhiliangpin every month and issues the commission fees to the bank account designated by Qingzhiliangpin after deducting certain service fees at a ratio that is determined in the Platform Service Agreement and is subject to updates through notices by the Platform Partner.

Since December 2023, Qingzhiliangpin no longer retains the KOL as its employee. Instead, Qingzhiliangpin began to provide various supporting services to the KOL, including content planning and copywriting, video shooting and editing, financial coordination, and general administrative support and receives service fees.

As of the date of this annual report, the revenue generated from the KOL advertising related services was $1,906,264, $2,039,346, and $1,889,367, representing 0.9%, 1.0%, and 1.1% of our total revenue during the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Customers and Customer Service

Since our directly-operated physical stores in Japan are mostly located in commercial districts and tourist areas which foreigners who live in Japan and tourists often visit, the majority of the customers of our physical stores in Japan are foreigners who live in Japan and tourists who visit Japan and are between the ages of 30 to 50 years old. Our directly-operated physical stores in Hong Kong are mostly located in commercial districts and tourist areas and the majority of the customers of our physical stores in Hong Kong are residents and tourists and are between the ages of 30 to 50 years old. Our directly-operated physical stores in Canada and the U.S. are mostly located in commercial districts and tourist areas and the majority of the customers of our physical stores in Canada and the U.S. are residents and tourists and are between the ages of 20 to 50 years old. The majority of the customers of our online stores are between the ages of 18 to 45 years old. We periodically conduct qualitative customer surveys, helping us build a stronger understanding of our market position and our customers’ purchasing habits. For details about our wholesale customers, see “—Our Distribution Channels—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.”

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2025, our directly-operated physical stores had approximately 39 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of August 2022, the third-party e-commerce marketplace operators of our overseas online stores used approximately 12 customer service representatives. After outsourcing our overseas online stores operations in August 2022, the third-party e-commerce marketplace operators, who became our EC Wholesale Customers, continued to use customer service representatives for our overseas online stores. For details about outsourcing operations of our overseas online stores, see “—Our Distribution Channels—Online Stores.” Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

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

As part of our marketing campaign, customers in our directly-operated physical stores in Japan, Hong Kong, the U.S., and Canada can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each ¥100 spent in our directly-operated physical stores and subsequently each membership point can be used as ¥1 at our directly-operated physical stores when making payments; in Hong Kong, members of our rewards program earn one membership point for each HKD spent in our directly-operated physical stores and subsequently each 250 membership points can be used as HKD1 at our directly-operated physical stores when making payments; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada; the membership points are valid for one year starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2025, 2024, and 2023, approximately 604,790, 523,628, and 477,844 customers had enrolled in our rewards program, respectively. We intend to further extend this program to enhance customer acquisition and retention.

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

We have developed a mobile shopping app named “TOKYOLIFESTYLE” (the “App”) on the App Store and Google Play. The App was launched in December 2024. Featuring wide product availability, customized product recommendations, and convenient shopping experiences, the App is designed to become one of the leading global retail e-commerce platforms, by offering users a distinctive Japanese shopping experience. We plan to expand our business overseas by providing both online live sales promotions and physical store shopping experiences.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the fiscal year ended March 31, 2025, we directly sourced from 124 cosmetics companies and distributors and 14 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2024, we directly sourced from 113 cosmetics companies and distributors and 11 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2023, we directly sourced from 83 cosmetics companies and distributors and nine pharmaceutical companies and distributors. For the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of our purchases in terms of monetary value, respectively.

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

Competition

The beauty and health product, sundry product, luxury product, electronic product, and collectible card and trendy toy markets in Hong Kong, Japan, mainland China, Thailand, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of these products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products luxury products, electronic products, collectible cards and trendy toys, and other products. We believe we are well-positioned to effectively compete on the basis of price, quality of products, in-store presence, customer service, and e-commerce initiatives. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.”

Employees

We had 130, 140, and 135 full-time employees as of March 31, 2025, 2024, and 2023, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2025:

Function:	Number
Management	56
Store	35
Sales	39
Total	130

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

In addition to our full-time employees, we had 115, 99, and 112 independent contractors as of March 31, 2025, 2024, and 2023 respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 10,022 square feet of physical store, franchise stores, office, and residence space in Tokyo. We also own premises in Koshigaya on which we are operating a distribution center of approximately 26,900 square feet, lease an aggregate of approximately 12,000 square feet of physical and franchise store space in Koshigaya, Saitama, Yokohama, and three parking lots in Koshigaya, Saitama, and Tokyo, lease an aggregate of approximately 11,338 square feet of physical store and warehouse space in Hong Kong, lease an aggregate of approximately 2.173 square feet of the physical store in Canada, and lease an aggregate of approximately 11,626 square feet of physical stores in the U.S. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	10,022	Three franchise stores, offices, residence, and one parking lot	1 to 15
Koshigaya	5,213	Two Physical stores and one parking lot	3
Saitama	4,702	Physical store and parking lot	5
Yokohama	2,085	Physical store	10
Hong Kong	11,338	Six physical stores, one franchise store, and one warehouse	1 to 3
Ontario	2,173	Two physical stores	5
Massachusetts	4,185	Two physical stores	5
Las Vegas	4,441	Two physical stores	3
New York	3,000	Physical store	5

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

As March 31, 2025, we owned 19 trademarks in Japan:

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

In addition, as of March 31, 2025, we had registered four domain names relating to our business, namely ystbek.co.jp, qingzhiliangpin.com, tokyoplus.jp, and jlenses.com, in Japan.

As of March 31, 2025, we also had 12 pending trademark registration; we also owned the following 19 trademarks in other countries and regions:

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

Revenue

Our net revenue is derived primarily from retail and wholesale of Japanese beauty and health products, luxury and electronic products, collectible cards and trendy toys, as well as sundry and other products. Luxury products include primarily branded watches, perfume, handbags, clothes and jewelry, etc. Collectible cards and trendy toys include primarily Pokémon cards, BE@RBRICK, and other trendy products. Electronic products include primarily entertainment gaming products, such as Nintendo Switch and Xbox Series. Sundry products include primarily home goods, such as bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies. It also includes spa supplies, clothing, formula milk, and diapers. Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs as well as supporting services to online celebrities. We have experienced growth since our inception, which we believe is a result of our focus on maintaining the quality of our products and customer services. Growth of our revenue is primarily driven by expanding our distribution network, both in Japan and overseas, as well as extending our product offerings. Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotional and competitive activities, and the spending habits of our customers. Our product offerings across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from our existing customers to our physical and online stores.

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

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made investments in talent acquisition and infrastructure over the past six years which have resulted in higher operating expenses. Despite the decreased operating expenses during the fiscal year ended March 31, 2024 as compared to last year, as discussed in detail below, our operating expenses increased in the fiscal year ended March 31, 2025, and are expected to continue increasing in the future as we invest to open new stores in Japan, Hong Kong, and other overseas countries, expand our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes other income (expense), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the Fiscal Years Ended March 31,		Variance
	2025	2024	Amount	%
REVENUE	$210,119,238	$195,681,315	$14,437,923	7.4%

OPERATING EXPENSES
Merchandise costs	186,201,939	172,306,308	13,895,631	8.1%
Selling, general and administrative expenses	19,198,116	17,597,125	1,600,991	9.1%
Total operating expenses	205,400,055	189,903,433	15,496,622	8.2%

INCOME FROM OPERATIONS	4,719,183	5,777,882	(1,058,699)	(18.3)%

OTHER INCOME (EXPENSES)
Interest expense, net	(1,723,819)	(1,611,141)	(112,678)	7.0%
Additional and delinquent tax due to consumption tax correction	3,905,908	(628,876)	4,534,784	(721.1)%
Gain from disposal of equity method investment	-	190,571	(190,571)	(100.0)%
Gain from disposal of a subsidiary	-	341,139	(341,139)	(100.0)%
Other income, net	364,294	760,435	(396,141)	(52.1)%
Gain (loss) from foreign currency exchange	(440,055)	3,065,971	(3,506,026)	(114.4)%
Change in fair value of warrants liabilities	(2,050,211)	109,173	(2,159,384)	(1,977.9)%
Loss from equity method investments	(20,049)	(69,444)	49,395	(71.1)%
Total other income, net	36,068	2,157,828	(2,121,760)	(98.3)%

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	4,755,251	7,935,710	(3,180,459)	(40.1)%

PROVISION (BENEFIT) FOR INCOME TAXES	(1,883,237)	456,774	(2,340,011)	(512.3)%

NET INCOME	$6,638,488	$7,478,936	$(840,448)	(11.2)%

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan, Hong Kong, the United States, and Canada, (ii) online stores through our websites and various e-commerce marketplaces in Japan, as well as services income from advertising business through KOLs as well as supporting services to online celebrities, and (iii) franchise stores in Japan, Hong Kong, the U.S., Canada, Thailand, and the U.K., and wholesale customers in Japan and other countries, including Hong Kong, mainland China, the U.S., and Canada.

Our total revenue increased by $14,437,923, or 7.4%, from $195,681,315 for the fiscal year ended March 31, 2024 to $210,119,238 for the fiscal year ended March 31, 2025. The increase in our revenue consists of increased revenue from directly-operated physical stores and franchise stores and wholesale customers, which was partially offset by the decreased revenue from online stores and services. Revenue generated from companies located in Japan accounted for 70.5% and 77.8% of our total revenue for the fiscal years ended March 31, 2025 and 2024, respectively. Revenue generated from companies located in Hong Kong and others accounted for 29.5% and 22.2% of our total revenue for the fiscal years ended March 31, 2025 and 2024, respectively.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2025 and 2024, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Directly-operated physical stores	$17,105,489	8.1%	$14,951,952	7.6%	$2,153,537	14.4%
Online stores and services	7,493,259	3.6%	10,705,449	5.5%	(3,212,190)	(30.0)%
Franchise stores and wholesale customers	185,520,490	88.3%	170,023,914	86.9%	15,496,576	9.1%
Total Revenue	$210,119,238	100.0%	$195,681,315	100.0%	$14,437,923	7.4%

Revenue from directly-operated physical stores increased by $2,153,537, or 14.4%, from $14,951,952 for the fiscal year ended March 31, 2024 to $17,105,489 for the fiscal year ended March 31, 2025. The increase was mainly due to increased revenue generated from the United States and Canada resulting from full year operations of our existing directly-operated physical stores in these countries, as well as three newly-opened physical stores in the United States. Meanwhile, revenue generated from Hong Kong also increased since we opened one physical store during the fiscal year ended March 31, 2025. In addition, we offered promotion activities and price discounts to our customers, which attracted more customers to make purchases at our physical stores, and revenue from our existing physical stores in Hong Kong also increased in the fiscal year ended March 31, 2025 as compared to last year. The above-mentioned increase was partially offset by decreased revenue from directly-operated physical stores in Japan. During the fiscal year ended March 31, 2024, the Company started to offer luxury products, which contributed a significant portion of directly-operated physical stores sales in Japan. However, the sales of luxury products were unstable and decreased during the fiscal year ended March 31, 2025, as compared to last year.

Revenue from online stores and services decreased by $3,212,190, or 30.0%, from $10,705,449 for the fiscal year ended March 31, 2024 to $7,493,259 for the fiscal year ended March 31, 2025. The decrease was mainly due to a decreased number of online stores as the Company closed some underperformed online stores to improve the Company’s profitability.

Revenue from franchise stores and wholesale customers increased by $15,496,576, or 9.1%, from $170,023,914 for the fiscal year ended March 31, 2024 to $185,520,490 for the fiscal year ended March 31, 2025. The increase was mainly due to the Company’s continuous effort in extending its products offering as the Company’s total SKUs increased from approximately 151,700 SKUs during the fiscal year ended March 31, 2024, to approximately 201,300 SKUs during the fiscal year ended March 31, 2025. In addition, there was increased revenue from the new wholesale customers because the Company continued to develop the Company’s customer base by entering into business relationships with new wholesale customers during the fiscal year ended March 31, 2025.

The following table sets forth the breakdown of our revenue denominated in Japanese Yen for the fiscal years ended March 31, 2025 and 2024, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Directly-operated physical stores	¥2,597,617,412	8.1%	¥2,141,995,463	7.6%	¥455,621,949	21.3%
Online stores and services	1,139,600,122	3.6%	1,541,494,978	5.5%	(401,894,856)	(26.1)%
Franchise stores and wholesale customers	28,215,579,970	88.3%	24,524,596,422	86.9%	3,690,983,548	15.1%
Total Revenue	¥31,952,797,504	100.0%	¥28,208,086,863	100.0%	¥3,744,710,641	13.3%

Our total revenue denominated in Japanese Yen increased by ¥3,744,710,641, or 13.3%, from ¥28,208,086,863 for the fiscal year ended March 31, 2024 to ¥31,952,797,504 for the fiscal year ended March 31, 2025. The increase was mainly due to increased revenue from franchise stores and wholesale customers by ¥3,690,983,548, or 15.1%, from ¥24,524,596,422 for the fiscal year ended March 31, 2024 to ¥28,215,579,970 for the fiscal year ended March 31, 2025, as well as increased revenue from directly-operated physical stores by ¥455,621,949, or 21.3%, from ¥2,141,995,463 for the fiscal year ended March 31, 2024 to ¥2,597,617,412 for the fiscal year ended March 31, 2025. The increase was partially offset by the decreased revenue from online stores and services by ¥401,894,856, or 26.1%, from ¥1,541,494,978 for the fiscal year ended March 31, 2024 to ¥1,139,600,122 for the fiscal year ended March 31, 2025.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2025 and 2024, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2025	%	2024	%	Amount	%
Directly-operated physical stores	$13,314,279	7.2%	$11,916,702	6.9%	$1,397,577	11.7%
Online stores and services	5,668,519	3.0%	7,920,348	4.6%	(2,251,829)	(28.4)%
Franchise stores and wholesale customers	167,219,141	89.8%	152,469,258	88.5%	14,749,883	9.7%
Total Cost of Revenue	$186,201,939	100.0%	$172,306,308	100.0%	$13,895,631	8.1%

Cost of revenue from directly-operated physical stores increased by $1,397,577, or 11.7%, from $11,916,702 for the fiscal year ended March 31, 2024 to $13,314,279 for the fiscal year ended March 31, 2025. Cost of revenue from online stores and services decreased by $2,251,829, or 28.4%, from $7,920,348 for the fiscal year ended March 31, 2024 to $5,668,519 for the fiscal year ended March 31, 2025. Cost of revenue from franchise stores and wholesale customers increased by $14,749,883, or 9.7%, from $152,469,258 for the fiscal year ended March 31, 2024 to $167,219,141 for the fiscal year ended March 31, 2025. The percentage change in cost of revenue was largely in line with the percentage change in revenue.

Gross Profit and Gross Margin

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2025 and 2024, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2025	Margin %	2024	Margin %	Amount	%
Directly-operated physical stores	$3,791,210	22.2%	$3,035,250	20.3%	$755,960	24.9%
Online stores and services	1,824,740	24.4%	2,785,101	26.0%	(960,361)	(34.5)%
Franchise stores and wholesale customers	18,301,349	9.9%	17,554,656	10.3%	746,693	4.3%
Total Gross Margin and Margin %	$23,917,299	11.4%	$23,375,007	11.9%	$542,292	2.3%

The gross profit of directly-operated physical stores increased by $755,960, or 24.9%, from $3,035,250 for the fiscal year ended March 31, 2024 to $3,791,210 for the fiscal year ended March 31, 2025, which was mainly due to the increase in revenue. The gross margin from directly-operated physical stores increased by 1.9 percentage points from 20.3% for the fiscal year ended March 31, 2024 to 22.2% for the fiscal year ended March 31, 2025. Our physical stores in the United States and Canada contributed higher gross margin, which have boosted our overall gross margin during the fiscal year ended March 31, 2025 as compared to last year. The increase was partially offset by the decreased gross margin from physical stores in Hong Kong, as we offered promotion activities and price discounts to attract more customer in the fiscal year ended March 31, 2025 as mentioned above.

The gross profit of online stores and services decreased by $960,361, or 34.5%, from $2,785,101 for the fiscal year ended March 31, 2024 to $1,824,740 for the fiscal year ended March 31, 2025, which was in line with the decrease in revenue from online stores and services. The gross margin from online stores and services decreased slightly by 1.6 percentage points from 26.0% for the fiscal year ended March 31, 2024 to 24.4% for the fiscal year ended March 31, 2025.

The gross profit of franchise stores and from wholesale customers increased by $746,693, or 4.3%, from $17,554,656 for the fiscal year ended March 31, 2024 to $18,301,349 for the fiscal year ended March 31, 2025, mainly due to the increased revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers remained relatively stable with a slight decrease of 0.4 percentage points from 10.3% for the fiscal year ended March 31, 2024 to 9.9% for the fiscal year ended March 31, 2025.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation. Our operating expenses accounted for 9.1% and 9.0% of our revenue for the fiscal years ended March 31, 2025 and 2024, respectively.

	For the Fiscal Years Ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Net recovery of credit losses	$(220,368)	(1.2)%	$(2,043,939)	(11.6)%	$1,823,571	(89.2)%
Payroll, employee benefit expenses and bonus expenses	6,546,165	34.1%	5,682,429	32.3%	863,736	15.2%
Lease expenses	2,453,729	12.8%	1,978,211	11.2%	475,518	24.0%
Transaction commission	1,309,231	6.8%	1,921,577	10.9%	(612,346)	(31.9)%
Promotion and advertising expenses	167,275	0.9%	752,425	4.3%	(585,150)	(77.8)%
Professional service fees	3,237,457	16.9%	3,548,374	20.2%	(310,917)	(8.8)%
Other expenses	5,704,627	29.7%	5,758,048	32.7%	(53,421)	(0.9)%
Total operating expenses	$19,198,116	100.0%	$17,597,125	100.0%	$1,600,991	9.1%

Operating expenses increased by $1,600,991, or 9.1%, from $17,597,125 for the fiscal year ended March 31, 2024 to $19,198,116 for the fiscal year ended March 31, 2025. The increase in operating expenses was primarily attributable to the following factors:

(1)	a decrease in net recovery of credit losses by $1,823,571, or 89.2%, from $(2,043,939) for the fiscal year ended March 31, 2024 to $(220,368) for the fiscal year ended March 31, 2025. The decrease in net recovery of credit losses was mainly due to the collection of long-term receivables and accounts receivable, causing a large net recovery of credit losses during the fiscal year ended March 31, 2024;

(2)	an increase in payroll, employee benefit expenses, and bonus expenses by $863,736, or 15.2%, from $5,682,429 for the fiscal year ended March 31, 2024 to $6,546,165 for the fiscal year ended March 31, 2025. The increase was mainly due to increased payroll, employee benefit expenses, and bonus expenses of $1.3 million in Hong Kong, the United States, and Canada, which was due to the increased headcount caused by the expansion of the Company’s business operation in these regions. The increase was partially offset by the decreased payroll, employee benefit expenses, and bonus expenses of $0.4 million in Japan, which were attributable to the decreased headcount resulting from the implementation of cost control as well as the transformation of the Company’s directly-operated physical stores in Japan;

(3)	an increase in lease expenses by $475,518, or 24.0%, from $1,978,211 for the fiscal year ended March 31, 2024 to $2,453,729 for the fiscal year ended March 31, 2025. The increase was mainly due to the full year operations of our existing directly-operated physical stores in the United States and Canada, as well as the opening of new physical stores in the United States and Hong Kong in the fiscal year ended March 31, 2025;

(4)	a decrease in transaction commission paid to third-party e-commerce marketplace operators by $612,346, or 31.9%, from $1,921,577 for the fiscal year ended March 31, 2024 to $1,309,231 for the fiscal year ended March 31, 2025. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The decrease in transaction commission was in line with the decrease in the Company’s online sales;

(5)	a decrease in promotion and advertising expenses by $585,150, or 77.8%, from $752,425 for the fiscal year ended March 31, 2024 to $167,275 for the fiscal year ended March 31, 2025. The decrease was mainly due to the Company’s effort in cost control as well as decreased promotion and advertising expenses for the Company’s physical stores as the Company has transferred some of the Company’s physical stores into franchise stores; and

(6)	a decrease in professional service fees by $310,917, or 8.8%, from $3,548,374 for the fiscal year ended March 31, 2024 to $3,237,457 for the fiscal year ended March 31, 2025. The decrease was mainly due to the decreased professional fees paid to our lawyers for services incurred for the consumption tax examination and issuance of shares.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Our interest expenses, net increased by $112,678, or 7.0%, from $1,611,141 for the fiscal year ended March 31, 2024 to $1,723,819 for the fiscal year ended March 31, 2025. The increase was mainly due to an increase in interest expenses of $441,203, which was mainly due to the increased weighted average interest rate for the fiscal year ended March 31, 2025, which was partially offset by the decrease in amortized loan service costs in relation to our syndicated loans by $328,525.

Additional and Delinquent Tax Due to Consumption Tax Correction

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, we were required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by our suppliers and customers, we entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. Due to this consumption tax correction, we were required to pay the additional tax for understatement and delinquent tax of $628,876 based on the final assessment by the Tokyo Regional Taxation Bureau, which we recorded during the fiscal year ended March 31, 2024. However, we filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld our request and annulled the disposition. Hence, we recorded a recovery of additional tax for understatement and delinquent tax of $3,905,908 after the ruling during the fiscal year ended March 31, 2025.

Gain from Disposal of Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We owned 40% of the equity interests of Palpito and the registered capital was fully injected on December 31, 2020. On June 30, 2023, we entered into a share transfer agreement with DinnerBank Co., Ltd. (“DinnerBank”), formerly known as Seihinkokusai Co., Ltd., a related party of the company to sell our 40% equity interests in Palpito to DinnerBank for a cash consideration of ¥40,000,000 ($300,760). The cash consideration was fully received, and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of equity method investment of $190,571 for the fiscal year ended March 31, 2024.

Gain from Disposal of a Subsidiary

On June 30, 2023, we entered into a share transfer agreement with DinnerBank, a related party of the Company to sell our 100% equity interest in Kaika International to DinnerBank, for a cash consideration of ¥5,000,000 ($37,595). The cash consideration was fully received and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of Kaika International of $341,139 for the fiscal year ended March 31, 2024.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net decreased by $396,141, or 52.1%, from $760,435 for the fiscal year ended March 31, 2024 to $364,294 for the fiscal year ended March 31, 2025. The decrease was mainly due to the decreased gain from disposal of property and equipment as compared to the same period of last year.

Gain (loss) from Foreign Currency Exchange

Loss from foreign currency exchange was $440,055 for the fiscal year ended March 31, 2025 as compared to a gain from foreign currency exchange of $3,065,971 for the fiscal year ended March 31, 2024. The loss from foreign currency exchange was mainly due to the fluctuations of foreign exchange rates on our accounts receivable that denominated in foreign currencies such as U.S. dollar during the fiscal year ended March 31, 2025. It was also due to the loss from foreign currency exchange by our Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during the fiscal year ended March 31, 2025.

Change in Fair Value of Warrants Liabilities

In connection with our IPO, we agreed to issue warrants to the representative of the underwriters for the IPO on January 13, 2022. On January 26, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 597,015 of its ADSs, at a purchase price of $6.70 per ADS. In the concurrent private placement, the Company also issued to the same investors 597,015 ADS purchase warrants The number of ADSs and the purchase price per ADS have been adjusted to reflect the ADS Ratio Change. The number of ADS purchase warrants was reset to 1,460,328 ADS purchase warrants upon the ADS Ratio Change effected on November 15, 2024. These warrants were classified as liability at fair value, and are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations and comprehensive income (loss). Change in fair value of the warrants liabilities amounted to $(2,050,211) and $109,173 during the fiscal years ended March 31, 2025 and 2024, respectively.

Loss from Equity Method Investment

As mentioned above, we owned 40% of the equity interests in Palpito before we sold it to DinnerBank on June 30, 2023, and our loss from this equity method investment was $69,444 for the fiscal year ended March 31, 2024. On October 17, 2024, we invested ¥3.0 million (approximately $20,086) in Crossing Cards, with a core business of retail and wholesale of collectible cards. We own 27.27% of Crossing Cards and the registered capital was fully injected in October 2024. Our loss from this equity method investment was $20,049 for the fiscal year ended March 31, 2025.

Provision (Benefit) for Income Taxes

Our benefit for income taxes was $1,883,237 for the fiscal year ended March 31, 2025 as compared to provision for income taxes of $456,774 for the fiscal year ended March 31, 2024. Our provision for income taxes decreased by $2,340,011, or 512.3%. The decrease in provision for income taxes was mainly due to the decreased current income tax expenses resulting from decreased taxable income for the fiscal year ended March 31, 2025 and the refund of tax after the ruling from the National Tax Tribunal, dated February 12, 2025 as mentioned above.

Net Income

As a result of the foregoing, we reported a net income of $6,638,488 and $7,478,936 for the fiscal years ended March 31, 2025 and 2024, respectively.

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

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan, Hong Kong and others, (ii) online stores through our websites and various e-commerce marketplaces in Japan, mainland China, and Korea, as well as services income from advertising business through KOLs, and (iii) franchise stores in Japan, the U.S., Canada, and the U.K., and wholesale customers in Japan and other countries, including Hong Kong, mainland China, the U.S., and Canada.

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

Revenue from online stores and services decreased by $9,994,563, or 48.3%, to $10,705,449 for the fiscal year ended March 31, 2024, from $20,700,012 for the fiscal year ended March 31, 2023. Revenue from online stores and services for the fiscal year ended March 31, 2024 consists of revenue from online stores in Japan as well as KOLs services income. The decrease was mainly due to the significant decrease in revenue from online stores and services revenue generated by our online stores in mainland China during the fiscal year ended March 31, 2024 as compared to last year resulting from a shift in our business strategy since August 2022. Instead of operating the online stores by ourselves, we entrusted the entire operations of all our online stores in mainland China to third-party companies to minimize the operating risk. After the change, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers.

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

Operating expenses decreased by $11,009,963, or 38.5%, from $28,607,088 for the fiscal year ended March 31, 2023 to $17,597,125 for the fiscal year ended March 31, 2024. The decrease in operating expenses was primarily attributable to the following factors:

(1)	a decrease in allowance for credit losses by $5,515,892, or 158.9%, from $3,471,953 for the fiscal year ended March 31, 2023 to $(2,043,939) for the fiscal year ended March 31, 2024. The decrease in allowance for credit losses was mainly due to the collection of long-term receivables and accounts receivable, causing a net recovery of credit losses during the fiscal year ended March 31, 2024;

(2)	a decrease in shipping expenses by $4,070,196, or 69.4%, from $5,863,482 for the fiscal year ended March 31, 2023 to $1,793,286 for the fiscal year ended March 31, 2024. Our shipping expenses incurred mainly for sales from online stores and sales to franchise stores and wholesale customers which both decreased during the fiscal year ended March 31, 2024. Previously, we incurred shipping expenses when we shipped our products to our overseas bonded warehouses in China before we sold products to our online customers and some overseas wholesale customers, but we terminated the warehouse and logistics services in China in October 2022. During the fiscal year ended March 31, 2024, we did not have sales from online stores in China because since August 2022, instead of operating the online stores in China by ourselves, we entrusted the entire operation of all our online stores in China to third-party companies to minimize the operating risk. After this transition, these third-party companies purchased products from us like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers. Currently, the majority of our overseas franchise and wholesale customers now pick up the products from our warehouse in Japan, hence, shipping expense incurred for sales from online stores and sales to franchise stores and wholesale customers both decreased during the fiscal year ended March 31, 2024;

(3)	a decrease in promotion and advertising expenses by $615,060, or 45.0%, from $1,367,485 for the fiscal year ended March 31, 2023 to $752,425 for the fiscal year ended March 31, 2024. The decrease was mainly due to our effort in cost control as well as decreased advertising expenses for our online stores, as we spent less on advertising activities for our overseas online stores after we entrusted the entire operations of all our online stores in China to third-party companies as mentioned above;

(4)	a decrease in payroll, employee benefit expenses, and bonus expenses by $564,817, or 9.0%, from $6,247,246 for the fiscal year ended March 31, 2023 to $5,682,429 for the fiscal year ended March 31, 2024. The decrease was mainly due to the decreased payroll, employee benefit expenses, and bonus expenses of $1,305,723 in Japan, which was attributable to the decreased headcount resulting from the implementation of cost control as well as the transformation of four physical stores in Japan. The decrease was partially offset by the increased payroll, employee benefit expenses, and bonus expenses of $740,906 in Hong Kong, the United States and Canada, which was due to the increased headcount caused by the expansion of our business operation in these regions during the fiscal year ended March 31, 2024;

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

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Due to our strategic debt management and favorable loan conditions, interest expenses, net decreased by $810,938, or 33.5%, from $2,422,079 for the fiscal year ended March 31, 2023 to $1,611,141 for the fiscal year ended March 31, 2024. The decrease mainly consisted of a decrease in amortized loan service costs in relation to our syndicated loans by $454,980, as well as a decrease in interest expenses at interest rate by $355,542, which was mainly due to the decreased weighted average loan balances and interest rate for the fiscal year ended March 31, 2024 as compared to last year.

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

Gain from Disposal of Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito, a stock company incorporated in Japan pursuant to the laws of Japan. We owned 40% of the equity interests of Palpito and the registered capital was fully injected on December 31, 2020. On June 30, 2023, we entered into a share transfer agreement with DinnerBank, a related party of the company to sell our 40% equity interests in Palpito to DinnerBank, for a cash consideration of ¥40,000,000 ($300,760). The cash consideration was fully received, and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of equity method investment of $190,571 for the fiscal year ended March 31, 2024.

Gain from Disposal of a Subsidiary

On June 30, 2023, we entered into a share transfer agreement with DinnerBank, a related party of the Company to sell our 100% equity interest in Kaika International to DinnerBank, for a cash consideration of ¥5,000,000 ($37,595). The cash consideration was fully received and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of Kaika International of $341,139 for the fiscal year ended March 31, 2024.

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

Change in Fair Value of Warrants Liabilities

In connection with our IPO, we agreed to issue warrants to the representative of the underwriters for the IPO on January 13, 2022. On January 26, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 597,015 of its ADSs, at a purchase price of $6.70 per ADS. In the concurrent private placement, the Company also issued to the same investors 597,015 ADS purchase warrants. The number of ADSs and the purchase price per ADS have been adjusted to reflect the ADS Ratio Change. These warrants were classified as liability at fair value, and are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations and comprehensive income (loss). Change in fair value of the warrant liabilities amounted to $109,173 and $139,615 during the fiscal years ended March 31, 2024 and 2023, respectively.

Income (Loss) from Equity Method Investment

As mentioned above, we owned 40% of the equity interests in Palpito before we sold it to DinnerBank on June 30, 2023. Our loss from equity method investment was $69,444 for the fiscal year ended March 31, 2024 as compared to an income from equity method investment of $14,554 for the fiscal year ended March 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $456,774 and $714,400 for the fiscal years ended March 31, 2024 and 2023, respectively. Our provision for income taxes decreased by $257,626, or 36.1%. The decrease in provision for income taxes was mainly due to the decreased deferred income tax expenses in relation to the reversal of deferred tax liabilities resulting from the collection of compensation receivable for consumption tax during the fiscal year ended March 31, 2024, which was partially offset by the increased current income tax expenses resulting from the increased taxable income for the fiscal year ended March 31, 2024.

Net Income (Loss)

As a result of the foregoing, we reported a net income of $7,478,936 for the fiscal year ended March 31, 2024 as compared to a net loss of $8,048,822 for the fiscal year ended March 31, 2023.

B. Liquidity and Capital Resources

As reflected in the consolidated financial statements, we had a net income of $6.6 million and cash used in operating activities of $0.6 million for the fiscal year ended March 31, 2025. Our working capital increased by $7.0 million from $28.8 million as of March 31, 2024 to $35.8 million as of March 31, 2025.

As of March 31, 2025, we had $4,819,639 in cash as compared to $2,475,538 as of March 31, 2024. As of March 31, 2025, we also had approximately $107.3 million of accounts receivable balance due from third parties. Approximately 31.9% of the March 31, 2025 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2025. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2025, our merchandise inventories balance amounted to approximately $4.4 million, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2025, we also had approximately $57.9 million in short-term borrowings and $7.2 million in long-term borrowings outstanding. We successfully extended the syndicated loans and one short-term loan with maturity date until March 31, 2026, and another long-term loan with maturity date until April 30, 2026. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2025	March 31, 2024

Syndicated Loans (1)	March 2026	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$52,241,749	$51,912,050
Resona Bank (2)	March 2026	3.40%-3.55%	1,331,000	1,322,600
Best Life Technology	July 2025	5.6%	2,750,743	-
Loan from HSBC (3)	April 2025 – January 2026	5.90% - 6.15%	1,579,715	-
Total short-term borrowings			$57,903,207	$53,234,650

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. The Company was in compliance with such covenants as of the March 31, 2025 and 2024.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and subsequently, the Company made multiple loan extensions with the banks and extended the loans with a new maturity date of March 31, 2026. The interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2025, the total outstanding balance of this loan was approximately ¥7.85 billion (approximately $52.2 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company made multiple loan extensions with the bank and extended the loan with a new maturity date of March 31, 2026.

(3)	Two of the loans were fully repaid upon maturity.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2025	March 31, 2024

Japan Finance Corporation (1)	April 2026	3.20%	$1,255,660	$1,247,735
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,331,000	1,322,600
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	4,192,650	4,166,190
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2024 – February 2033	2.750% - 3.375%	345,303	424,126
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 – October 2025	2.990%	83,690	207,105
Total long-term borrowings			$7,208,303	$7,367,756

Current portion of long-term borrowings			$706,531	$1,730,796

Non-current portion of long-term borrowings			$6,501,772	$5,636,960

(1)	The Company made multiple loan extensions with the bank with a new maturity date of April 30, 2026.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of March 31, 2025 as collateral to safeguard the loan.

(4)	Guaranteed by Mr. Kanayama.

As of March 31, 2025, our working capital balance was approximately $35.8 million. In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe our cash on hand, our operating cash flows and the available bank facilities will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We have implemented various measures to control our operating costs. Currently, in order to improve our cash flow and working capital, we have transformed another one of our underperformed directly-operated physical stores into a franchise store during the fiscal year ended March 31, 2025, so that we could improve our profitability by saving on our operating expenditure. As part of our long-term strategy, we will continue investing in IT and equipment to enhance operational efficiency and reduce costs, and we plan to continue exploring new markets while enhancing our current presence in Japan, Hong Kong, mainland China, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. During the fiscal year ended March 31, 2025, we opened another three directly-operated physical stores in the United States. In the next three years, we intend to open 10 additional directly-operated physical stores in the U.S., and expect the expenses related to opening these stores to be approximately $3.5 million to $4.0 million; we also intend to add an aggregate of 20 new franchise stores in the U.S., Canada, Australia, New Zealand, the U.K., Singapore, Malaysia, Thailand, the Middel East, and Taiwan. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the Fiscal Years ended March 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(598,739)	$1,911,955	$(25,738,414)
Net cash provided by (used in) investing activities	(964,193)	2,713,914	(743,271)
Net cash provided by (used in) financing activities	3,967,618	(1,781,306)	12,745,818
Effect of exchange rate change on cash	(60,585)	(2,135,466)	(2,763,692)
Net increase (decrease) in cash	2,344,101	709,097	(16,499,559)
Cash at beginning of year	2,475,538	1,766,441	18,266,000
Cash at end of year	$4,819,639	$2,475,538	$1,766,441

Operating Activities

Net cash used in operating activities was $598,739 for the fiscal year ended March 31, 2025, mainly derived from a net income of $6,638,488 for the year, and net changes in our operating assets and liabilities, which mainly included increased prepaid expenses and other current assets of $10.8 million, and decreased taxes payable of $8.9 million, which was partially offset by the increased deferred revenue of $8.0 million, increased accounts payable of $2.9 million and a decrease in compensation receivable for consumption tax of $0.7 million as we have received payments from the debtors according to the collection plan. We entered into a sales agreement with a wholesale customers and received advance payment of $6.9 million during the fiscal year ended March 31, 2025. In order to fulfill the sales agreement, we made advance payments to our suppliers to secure the products. Therefore, our prepaid expenses and other current assets and deferred revenue increased significantly during the fiscal year ended March 31, 2025.

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

Investing Activities

Net cash used in investing activities amounted to $964,193 for the fiscal year ended March 31, 2025, mainly due to purchases of property and equipment in the aggregate amount of $992,068, partially offset by proceeds from disposal of property and equipment of $39,367.

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

Financing Activities

Net cash provided by financing activities was $3,967,618 for the fiscal year ended March 31, 2025, which primarily consisted of proceeds from short-term borrowings of $5,781,612, partially offset by repayments of short-term borrowings of $1,446,786, repayments of long-term borrowings of $204,024 and repayment of obligations under finance leases of $177,320.

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

Contractual Obligations

As of March 31, 2025, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$57,903,207	$57,903,207	$-	$-	$-	$-	$-
Long-term borrowings (2)	7,609,166	867,719	1,730,495	4,766,789	81,362	49,751	113,050
Operating lease payments (3)	6,968,194	2,395,872	1,558,333	1,255,566	938,817	365,302	454,304
Finance lease payments (4)	279,667	156,629	101,914	20,331	793	-	-
Total	$72,760,234	$61,323,427	$3,390,742	$6,042,686	$1,020,972	$415,053	$567,354

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance and interest payable of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities and distribution centers, which are classified as operating leases in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled $6,968,194

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled $279,667.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2025 and 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2024 to March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our Ability to Compete Successfully

The beauty and health products markets in Japan, Hong Kong, mainland China, Canada, the U.K., and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

A Downturn in Economy

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The global economy faced a sharp rise in energy prices triggered by the conflict in Ukraine. This led to a rise in inflation globally, followed by considerable monetary tightening in major markets, particularly in the United States and Europe, which put downward pressure on the global economies. However, economic activities continued to normalize as the effects of COVID-19 on people’s daily lives lessened, and, on the whole, the global economy was beginning to recover gradually. However, the uncertainties remain high for global economy, particularly centered around the recent U.S. policy trends, with relatively significant downside risks. The U.S. economy is forecasted to have a 1.6% growth rate, due to the demand being weighed down by tariffs driving up prices, as well as the impact of government spending cuts. The eurozone economy continues to experience sluggish growth, however, as the U.S. tariffs are expected to weigh on the economy, keeping growth subdued this year. However, a gradual recovery is anticipated by 2026, supported by fiscal policy measures. China’s economy continues to grow at a pace exceeding the government’s target. Looking ahead, while stimulus measures are expected to bolster domestic demand, the negative impact from the U.S. tariffs is likely to outweigh these benefits, leading to a slowdown in growth.

Japan’s economy generally followed the global economic trends, showing a mixture of negative and positive trends. Although the general economy of Japan is gradually recovering, some areas still show signs of stagnation. A key focus is whether domestic demand can maintain its recovery momentum amid increasing headwinds from external demand. While corporate capital investment shows some caution due to heightened U.S. policy uncertainty, overall expansion is expected to continue. Wage growth is likely to moderate, particularly in export-oriented manufacturing, and real wages are projected to return to positive year-on-year growth as inflation eases, supporting stable personal consumption. However, there are still many negative factors that could significantly slow down the pace of economic recovery. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

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

Impairment of long-lived assets

We evaluate our long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we recognized an impairment loss of $143,621, $nil, and $nil on long-lived assets for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Credit Losses

On April 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements.

Our account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets, are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable, compensation receivable for consumption tax and other receivable, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of March 31, 2025 and 2024, allowance for credit losses for accounts receivable amounted to $1,040,434 and $1,244,662, respectively, allowance for credit losses for other receivables amounted to $14,974 and $728,554, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $93,103 and $99,526, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2025 and 2024, merchandise inventories write-down was $132,904 and $69,700, respectively.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2025 and 2024, we recorded deferred tax assets of $1,135,057 and $950,213, net of valuation allowance of $15,354 and $79,062, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors, our senior management, and corporate auditor as of the date of this annual report.

Name	Age	Position(s)
Mei Kanayama	45	Representative Director and Director (Principal Executive Officer)
Youichiro Haga	59	Director and Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura*	59	Corporate Auditor
Yoji Takenaka	61	Independent Director
Tetsuya Sato	54	Independent Director

*	Corporate auditor is not a member of our board of directors.

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

Mr. Youichiro Haga has served as a director since June 2021 and a corporate officer since September 2020. Prior to joining TKLF, Mr. Haga worked at MUFG Bank, Ltd. from April 1991 to August 2020, in various roles, including deputy branch manager, senior investigator, and investigator, among others. Mr. Haga received his law degree from Hitotsubashi University in 1991.

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

Controlled Company

Mr. Mei Kanayama, our representative director, beneficially owns approximately 58.05% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

B. Compensation

In accordance with the Companies Act, compensation for our directors and senior management, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our Articles of Incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or senior management is fixed by our board of directors or by consultation among our corporate auditor in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or senior management and contribution to our performance.

For the fiscal year ended March 31, 2025, we paid an aggregate of approximately $404,868 as compensation to our directors and senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

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

Corporate Auditor

We currently have one corporate auditor. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a corporate auditor instead of board committees. Under the Companies Act, we are required to have at least one corporate auditor. Corporate auditor is elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditor may, however, serve any number of consecutive terms. Corporate auditor may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditor is not required to be certified public accountants. Our corporate auditor may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of us or our subsidiary.

The function of a corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditor must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our Articles of Incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

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

Our corporate auditor has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditor and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our corporate auditor. Our corporate auditor is empowered to establish the audit principles, the method of examination by our corporate auditor of our affairs and financial position, and any other matters relating to the performance of our corporate auditor’s duties.

Additionally, our corporate auditor must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditor, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Limitation of Liability of Directors and Corporate Auditor

Under the Companies Act and our Articles of Incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditor from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our Articles of Incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditor to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than ¥1 million or an amount stipulated in laws and regulations. We maintain directors and officers liability insurance for our directors and senior management.

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

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 42,327,806 Ordinary Shares outstanding as of the date of this annual report, excluding the shares issuable under the outstanding warrants.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Mei Kanayama(2)	24,571,840	58.05%
Youichiro Haga	—	—
Keiichi Kimura	—	—
Yoji Takenaka	—	—
Tetsuya Sato	—	—

All directors and senior management as a group (seven individuals):	24,571,840	58.05%

5% Shareholders:
Tokushin G.K.(3)	13,575,104	32.07%
Grand Elec-Tech Limited(4)	2,672,460	6.31%

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

(2)	Represents (i) 7,216,436 Ordinary Shares held personally, (ii) 1,107,840 Ordinary Shares in the form of ADSs held personally, (iii) 13,575,104 Ordinary Shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, and (iv) 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited. Grand Elec-Tech Limited has delegated to Mr. Kanayama all authority to exercise the voting rights of the Ordinary Shares it beneficially owns.

(3)	The number of Ordinary Shares beneficially owned prior to this annual report represents 13,575,104 Ordinary Shares held by Tokushin G. K. The registered address of Tokushin G. K. is #4810, 2-3-30 Harumi, Chuo-ku, Tokyo, Japan.

(4)	The number of Ordinary Shares beneficially owned prior to this annual report represents 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited, a British Virgin Islands company, which is 100% owned by Zhiyong Chen. The registered address of Grand Elec-Tech Limited is Wickhams Cay 1I, Road Town, Tortola, British Virgin Islands according to the Schedule 13G filed by Grand Elec-Tech Limited on February 10, 2022 with the SEC.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of the date of this annual report, approximately 50.88% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (The Bank of New York Mellon).

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the period from the beginning of our preceding three fiscal years up to the date of this annual report, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director and director
DinnerBank	An entity of which Mr. Kanayama’s wife is a director and the representative director
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Palpito	An equity investment entity of the Company, which was sold to DinnerBank on June 30, 2023.
Tokushin G.K.	A shareholder of the Company
Crossing Cards	An equity investment entity of the Company

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
DinnerBank	$105	$25,704
Takuetsu Kokusai Co., Ltd.	12	-
Subtotal	117	25,704
Less: allowance for doubtful accounts	-	-
Total accounts receivable, net - related parties	$117	$25,704

We typically grant our related parties a credit term of 90 days. 100% of the accounts receivable due from related parties outstanding as of March 31, 2025 balance has been subsequently collected.

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
Takuetsu Kokusai Co., Ltd.	$732	$-
DinnerBank	476	9,762
Total due from related parties	$1,208	$9,762

We recorded these amounts as due from related parties in our consolidated financial statements. Such advances are non-interest bearing and due upon demand.

c.	Accounts payable - related parties

Related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
DinnerBank	$2,678,588	$299,541
Total accounts payable - related parties	$2,678,588	$299,541

These accounts payable to related parties were related to products we purchased from these related parties. See “—Purchase from Related Parties” for more information.

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
Mr. Mei Kanayama	$13,930	$29,716
DinnerBank	10,420	13,227
Tokushin G.K.	3,328	-
Total due to related parties	$27,678	$42,943

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
	2025	2024	2023

DinnerBank (1)	$7,840,934	$5,992,219	$642,018
Shintai Co., Ltd. (1)	-	-	113,559
Palpito (2)	-	14,774	87,200
Tokushin G.K.	-	-	4,950
Takuetsu Kokusai Co., Ltd.	-	-	259
Total revenue from related parties	$7,840,934	$6,006,993	$847,986

(1)	DinnerBank and Shintai Co., Ltd. are engaged in restaurant and dining businesses. We sell sundry products, such as masks, handwash, and detergent, to these companies and all transactions were on the same terms as those to our other customers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We sell artworks products and toys to Palpito and all transactions were on the same terms as those to our other customers.

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2025	2024	2023
DinnerBank (1)	$9,920,906	$445,980	$125,496
Crossing Cards (2)	574,048	-	-
Palpito (3)	-	-	77,020
Total purchase from related parties	$10,494,954	$445,980	$202,516

(1)	DinnerBank is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from DinnerBank when it has excess stock and all transactions were on the same terms as those with our other suppliers.

(2)	Crossing Cards is engaged in retail and wholesale of collective cards. We purchase collectible cards products from Crossing Cards and all transactions were on the same terms as those with our other suppliers.

(3)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We purchase artworks products from Palpito and all transactions were on the same terms as those with our other suppliers.

g.	Sales of a subsidiary and an equity investment to a related party

On June 30, 2023, the Company entered into share transfer agreements with DinnerBank to sell its 100% equity interest in Kaika International and 40% equity interests in Palpito to DinnerBank, for cash consideration of ¥5,000,000 ($37,595) and ¥40,000,000 ($300,760), respectively. The cash consideration was fully received and the transactions were completed on July 1, 2023. The Company recorded a gain from disposal of Kaika International of ¥49,297,548 ($341,139) and a gain from disposal of equity method investment of ¥27,539,183 ($190,571) for the fiscal year ended March 31, 2024, respectively.

h.	Other Related Party Transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed See “Note 11—Borrowings” of our consolidated financial statements.

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

B. Memorandum and Articles of Association

Our third amended and restated articles of incorporation as currently in effect is included as Exhibit 1.1 to this annual report.

We incorporate by reference into this annual report the description of certain key provisions of our third amended and restated articles of incorporation as currently in effect in Exhibit 2.3 to this annual report and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-259129), as amended, initially filed with the SEC on August 27, 2021.

Some other key provisions of our third amended and restated articles of incorporation as currently in effect are set forth below:

Purposes

Our purpose, as provided in Article 2, includes international business consulting, foreign exchange-related services, import or export and sale of consumer goods and daily necessities, drugstore operations, logistics, real estate leasing, telecommunications, and software development, online and mail-order retail, restaurant consulting, and related businesses.

Shareholder Meetings

Ordinary general meetings of shareholders are held within three months after the end of each fiscal year. Extraordinary meetings may be held as needed. The record date for voting rights is March 31 of each year.

Shareholders may vote by proxy, provided the proxy is another shareholder. Resolutions at a general meeting shall be adopted by majority vote. Special resolutions require two-thirds approval at a meeting where at least one-third of voting rights are represented.

Directors and Board of Directors

The Company may have up to 10 directors. Directors are elected at a general meeting of shareholders by majority vote with a quorum of one-third. Terms last until the ordinary meeting for the last fiscal year ending within two years.

Representative Directors and Executive Directors are elected by the board. Board meetings may be convened and chaired by the President Director or an alternate designated by the board. Board resolutions may be deemed adopted under Article 370 of the Companies Act.

Remuneration for directors shall be approved at a general meeting of shareholders. Limited liability agreements and exemptions from liability are permitted to the extent allowed by law.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-259129), as amended, our registration statement on Form F-3 (File No. 333-274076), as amended, and our registration statement on Form F-3 (File No. 333-281714).

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in ¥. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the ¥ and U.S. dollar affect the value of our assets and results of operations, when presented in U.S. dollars. For the fiscal years ended March 31, 2025 and 2024, we had unrealized foreign currency translation income and loss of $284,522 and $3,923,683, respectively.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of March 31, 2025, 2024, and 2023, $3,329,061, $1,814,329, and $1,015,905 of our cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan was approximately 2.74%, 3.2%, and 2.3% in 2024, 2023, and 2022, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents 10 Ordinary Shares (or a right to receive 10 Ordinary Shares) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

In January 2024, we completed a registered direct offering pursuant to the above effective Form F-3, in which we issued and sold 5,970,152 ADSs, at a purchase price of $0.67 per ADS to certain institutional investors. In a concurrent private placement, we also agreed to sell to the same investors warrants to purchase up to 5,970,152 ADSs at a purchase price of $0.67 per ADS (the “ADS Purchase Warrants”). We engaged Maxim Group LLC as the exclusive placement agent in connection with the offering. We agreed to pay Maxim Group LLC a placement agent fee equal to 7.5% of the gross proceeds raised in the registered direct offering and reimburse it up to $50,000 for the reasonable and accounted fees and expenses of legal counsel. We incurred approximately $288,000 in expenses in connection with this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the registered direct offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

The net proceeds raised from the registered direct offering were $3,412,000 after deducting the placement agent fees and offering expenses payable by us. As of the date of this annual report, we have used all $3,412,000 from the net proceeds to expand overseas markets and for daily operations.

As a result of the ADS Ratio Change on November 15, 2024, the number of ADS Purchase Warrants was reset to 1,460,328 and the exercise price was reset to $2.74 per ADS. As of the date of this annual report, a total of 10,760 ADS Purchase Warrants have been exercised by the investors, and we have received net proceeds of $ 29,473.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025.

Based on that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective due to the following material weaknesses: (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) we do not have proper control of IT environment and IT general control activities related to logical access management and Service Organization Management.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2025. Our management identified the material weaknesses in our internal control over financial reporting as (i) insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) a lack of proper controls designed and implemented in IT environment and IT general control activities related to logical access management and Service Organization Management.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a corporate auditor and therefore do not have an audit committee. The function of our corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our corporate auditor satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Wei, Wei & Co., LLP, our independent registered public accounting firm since October 25, 2024, Marcum Asia CPAs LLP, our independent registered public accounting firm from December 12, 2022 to October 25, 2024, and Friedman LLP, our independent registered public accounting firm before December 12, 2022, for the periods indicated.

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Audit fees(1)	$379,634	$627,249	$599,150
Audit-Related fees
Tax fees
All other fees(2)
Total	$379,634	$627,249	$599,150

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-41181), filed with the SEC on November 5, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

As a foreign private issuer, we follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of four directors, two of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We currently have a corporate auditor. See “—Corporate Auditor” below for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participate in the discussions and determination of compensation for our senior management and directors, and other compensation related matters;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participate in the nomination process of potential directors and corporate auditor and oversee our corporate governance practices; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our Articles of Incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

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

In the year ended March 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of TKLF are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Third Amended and Restated Articles of Incorporation of the Registrant (English Translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

2.3*	Description of the rights of each class of securities registered

4.1	English Translation of Subordinated Loan Agreement dated June 22, 2018, by and between Japan Finance Corporation and TKLF (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.2	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 26, 2022, by and between TKLF and Valur Holding LLC (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.3	English Translation of Form of Supplier Agreement (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.4	English Translation of Loan Agreement dated July 30, 2021, by and between Tokyo Higashi Shinkin Bank and TKLF (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.5	English Translation of EC Site Operation Business Assignment Agreement dated January 31, 2020, by and between Seihinkokusai and TKLF (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.6	English Translation of Entrusted Service Agreement dated April 23, 2020, by and between Qingzhiliangpin and TKLF (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.7	Trademark License Agreement dated March 26, 2022, by and between TKLF and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.8	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between TKLF and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.9	Trademark License Agreement dated March 29, 2022, by and between TKLF and Fancy Lifestyle Limited (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.10	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 29, 2021, by and between TKLF and Fancy Lifestyle Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.11	English Translation of Summary of Term Loan Agreement dated August 26, 2021, by and between TKLF and MUFG Bank (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.12	English Translation of Distribution Agreement dated March 24, 2020, by and between TKLF and Golden Synergy Limited, as supplemented (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.13	English Translation of Pinduoduo Cooperation Agreement dated March 11, 2020, by and between TKLF and Shenzhen Yuanji E-commerce Co., Ltd, as supplemented (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.14	English Translation of Loan Agreement dated September 27, 2022, by and between TKLF and MUFG Bank (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.15	Loan Agreement dated September 22, 2022, by and between Tokyo Lifestyle Limited and DFL Shutoken Leasing (Hong Kong) Company Limited (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.16	English Translation of the Second Amendment to the Revolving Credit Facility Agreement dated December 27, 2023 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

4.17	English Translation of the Loan Agreement with Resona Bank, Ltd. dated February 26, 2024 (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

4.18	English Translation of the Third Amendment to the Revolving Credit Facility Agreement dated March 26, 2024 (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

4.19	English Translation of the Modification Agreement with Resona Bank, Ltd. dated March 29, 2024 regarding the Loan Agreement with Resona Bank. Ltd. dated February 26, 2024 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

4.20*	English Translation of Summary of Term Loan Agreement Second Modification Agreement dated June 25, 2024

4.21*	English Translation of Summary of Term Loan Agreement Third Modification Agreement dated December 30, 2024

4.22*	English Translation of Summary of Term Loan Agreement Fourth Modification Agreement dated December 30, 2024

4.23*	English Translation of the Fourth Amendment to the Revolving Credit Facility Agreement dated June 24, 2024

4.24*	English Translation of the Fifth Amendment to the Revolving Credit Facility Agreement dated December 30,2024

4.25*	English Translation of the Sixth Amendment to the Revolving Credit Facility Agreement dated March 26,2025

4.26*	English Translation of Notice of Approval for Changes in Repayment Terms of Subordinated Loan Agreement dated June 20, 2024

4.27*	English Translation of Notice of Approval for Changes in Repayment Terms of Subordinated Loan Agreement dated December 20, 2024

4.28*	English Translation of Notice of Approval for Changes in Repayment Terms of Subordinated Loan Agreement dated April 10, 2025

4.29*	English Translation of the Modification Agreement with Resona Bank, Ltd. regarding the Loan Agreement with Resona Bank. Ltd. dated February 26, 2024

4.30*	English Translation of the Modification Agreement with Resona Bank, Ltd. regarding the Loan Agreement with Resona Bank. Ltd. dated February 26, 2024

4.31*	English Translation of the Modification Agreement with Resona Bank, Ltd. regarding the Loan Agreement with Resona Bank. Ltd. dated February 26, 2024

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Finance & Commerce Law Firm of China

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Wei, Wei & Co., LLP

97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tokyo Lifestyle Co., Ltd.

	By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)

Date: July 10, 2025

TOKYO LIFESTYLE CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tokyo Lifestyle Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Tokyo Lifestyle Co., Ltd., and its subsidiaries (the “Company”) as of March 31, 2025, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We also have audited the adjustment to the 2024 consolidated financial statements for the November 2024 reverse split of ADSs described in Note 15. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company other than with respect to the November 2024 reverse split of ADSs and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.

/s/ Wei, Wei & Co., LLP

Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2024.

Flushing, New York

July 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tokyo Lifestyle Co., Ltd.

(formerly known as “Yoshitsu Co., Ltd.”)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the November 2024 reverse split of ADSs described in Note 15, the accompanying consolidated balance sheet of Tokyo Lifestyle Co., Ltd. (formerly known as “Yoshitsu Co., Ltd.”) and its subsidiaries (the “Company”) as of March 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the November 2024 reverse split of ADSs described in Note 15, present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the November 2024 reverse split of ADSs described in Note 15 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Wei, Wei & Co., LLP.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2020 to 2024. (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

July 16, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash	$4,819,639	$2,475,538
Accounts receivable, net	107,305,580	105,359,841
Accounts receivable - related parties, net	117	25,704
Merchandise inventories, net	4,370,803	4,413,880
Due from related parties	1,208	9,762
Compensation receivable for consumption tax, current, net	7,178,775	7,133,470
Prepaid expenses and other current assets, net	13,542,183	2,748,682
TOTAL CURRENT ASSETS	137,218,305	122,166,877

Property and equipment, net	10,763,020	9,013,827
Operating lease right-of-use assets	6,031,284	3,979,727
Compensation receivable for consumption tax, non-current, net	2,039,840	2,721,034
Long-term prepaid expenses and other non-current assets, net	1,777,736	4,115,694
TOTAL ASSETS	$157,830,185	$141,997,159

CURRENT LIABILITIES:
Short-term borrowings	$57,903,207	$53,234,650
Current portion of long-term borrowings	706,531	1,730,796
Accounts payable	25,057,104	24,392,029
Accounts payable - related parties	2,678,588	299,541
Due to related parties	27,678	42,943
Deferred revenue	8,027,153	55,093
Taxes payable	349,671	9,357,482
Operating lease liabilities, current	2,068,399	1,523,222
Finance lease liabilities, current	138,180	170,553
Warrants liabilities	2,502,718	441,104
Other payables and other current liabilities	1,998,713	2,167,320
TOTAL CURRENT LIABILITIES	101,457,942	93,414,733

Operating lease liabilities, non-current	4,003,366	2,488,823
Finance lease liabilities, non-current	119,068	263,571
Long-term borrowings	6,501,772	5,636,960
Other non-current liabilities	1,470,135	1,934,927
Deferred tax liabilities, net	1,263,872	2,215,361
TOTAL LIABILITIES	$114,816,155	$105,954,375

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of March 31, 2025 and 2024, respectively	81,150	16,716,839
Capital reserve	26,946,116	10,262,191
Retained earnings	27,695,268	21,056,780
Accumulated other comprehensive loss	(11,708,504)	(11,993,026)
TOTAL SHAREHOLDERS’ EQUITY	43,014,030	36,042,784
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$157,830,185	$141,997,159

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31
	2025	2024	2023

REVENUE
Revenue - third parties	$202,278,304	$189,674,322	$168,876,360
Revenue - related parties	7,840,934	6,006,993	847,986
Total revenue	210,119,238	195,681,315	169,724,346

COSTS AND OPERATING EXPENSES
Merchandise costs	186,201,939	172,306,308	140,293,419
Selling, general and administrative expenses	19,198,116	17,597,125	28,607,088
Total costs and operating expenses	205,400,055	189,903,433	168,900,507

INCOME FROM OPERATIONS	4,719,183	5,777,882	823,839

OTHER INCOME (EXPENSE)
Financial expense
Interest expense, net	(1,723,819)	(1,611,141)	(2,422,079)
Additional and delinquent tax due to consumption tax correction	3,905,908	(628,876)	(6,622,486)
Gain from disposal of equity method investment	-	190,571	-
Gain from disposal of a subsidiary	-	341,139	-
Other income, net	364,294	760,435	13,145
Gain (loss) from foreign currency exchange	(440,055)	3,065,971	718,990
Change in fair value of warrants liabilities	(2,050,211)	109,173	139,615
Gain (loss) from equity method investments	(20,049)	(69,444)	14,554
Total other income (expenses), net	36,068	2,157,828	(8,158,261)

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	4,755,251	7,935,710	(7,334,422)

PROVISION (BENEFIT) FOR INCOME TAXES	(1,883,237)	456,774	714,400

NET INCOME (LOSS)	6,638,488	7,478,936	(8,048,822)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	284,522	(3,923,683)	(4,279,325)

TOTAL COMPREHENSIVE INCOME (LOSS)	$6,923,010	$3,555,253	(12,328,147)

Earnings (loss) per ordinary share
- basic	$0.16	$0.20	$(0.22)
- diluted	$0.19	$0.20	$(0.22)

Weighted average shares
- basic	42,242,610	37,264,162	36,250,054
- diluted	44,878,189	37,264,162	36,250,054

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated Other	Total
	Ordinary Shares		Capital	Retained	Comprehensive	Shareholders’
	Shares	Amount	Reserve	Earnings	Loss	Equity

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,626,666	$(3,790,018)	$44,452,040
Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Capital contribution received by Malaysia subsidiary	-	-	23	-	-	23
Net loss for the year	-	-	-	(8,048,822)	-	(8,048,822)
Foreign currency translation loss	-	-	-	-	(4,279,325)	(4,279,325)

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Issuance of ordinary shares	5,970,152	2,022,512	1,724,770	-	-	3,747,282
Issuance of investors’ warrants	-	-	(541,494)	-	-	(541,494)
Net income for the year	-	-	-	7,478,936	-	7,478,936
Foreign currency translation loss	-	-	-	-	(3,923,683)	(3,923,683)

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

Issuance of ordinary shares for warrants redemption	107,600	14,741	33,495	-	-	48,236
Transfer of capital to capital reserve	-	(16,650,430)	16,650,430	-	-	-
Net income for the period	-	-	-	6,638,488	-	6,638,488
Foreign currency translation gain	-	-	-	-	284,522	284,522

Balance, March 31, 2025	42,327,806	$81,150	$26,946,116	$27,695,268	$(11,708,504)	$43,014,030

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31
	2025	2024	2023
Cash flows from operating activities:
Net Income (loss)	$6,638,488	$7,478,936	$(8,048,822)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	952,126	1,232,611	1,226,496
Loss (gain) from disposal of property and equipment	(178,152)	(712,685)	329,580
Impairment of property and equipment	143,621	-	-
Loss (gain) from unrealized foreign currency translation	(13,986)	(412,728)	282,131
Provision for (reversal of) credit losses	(220,368)	(2,043,939)	3,471,953
Addition (reversal) of merchandise inventories written down	61,935	(68,361)	150,382
Amortization of operating lease right-of-use assets	2,049,635	1,711,978	1,784,754
Deferred tax provision (benefit)	(955,082)	(1,778,277)	4,849,771
Change in fair value of warrants liabilities	2,050,211	(109,173)	(139,615)
Investment loss (income) from equity method investment	20,049	69,444	(14,554)
Gain from disposal of equity method investment	-	(190,571)	-
Accrued interest expense	100,416	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,073,737)	(24,747,655)	(53,824,026)
Accounts receivable - related parties	25,698	277,005	(323,212)
Merchandise inventories	(13,596)	2,355,034	21,285,866
Compensation receivable for consumption tax	696,224	11,284,665	(23,212,327)
Prepaid expenses and other current assets	(10,772,468)	949,043	5,597,781
Long term prepaid expenses and other non-current assets	501,659	315,809	2,183,108
Accounts payable	567,502	13,816,414	5,280,797
Accounts payable - related parties	2,372,722	299,591	(119,081)
Deferred revenue	8,006,135	35,027	49,715
Taxes payable	(8,943,973)	(6,977,961)	17,268,372
Other payables and other current liabilities	(281,729)	1,078,396	(1,590,907)
Operating lease liabilities	(2,040,884)	(1,711,398)	(1,807,376)
Other non-current liabilities	(291,185)	(239,250)	(419,200)
Net cash (used in) provided by operating activities	(598,739)	1,911,955	(25,738,414)

Cash flows from investing activities:
Purchase of property and equipment	(992,068)	(929,308)	(934,960)
Proceeds from disposal of property and equipment	39,367	3,104,387	2,961
Investment in an equity method investment	(20,049)	-	-
Proceeds from disposal of equity method investment	-	276,800	-
Proceeds from disposal of a subsidiary	-	34,600	-
Disposal of a subsidiary, net of cash	-	(171,788)	-
Collection of amount due from related parties	8,557	399,223	188,728
Net cash (used in) provided by investing activities	(964,193)	2,713,914	(743,271)

Cash flows from financing activities:
Capital contribution	-	-	23
Proceeds from issuance of ordinary shares for warrants redemption	29,482	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	-	3,747,282	-
Cash consideration paid for business combination under common control	-	-	(2,842,173)
Proceeds from short-term borrowings	5,781,612	1,384,000	78,831,300
Repayments of short-term borrowings	(1,446,786)	(2,076,000)	(55,515,000)
Proceeds from long-term borrowings	-	-	2,160,161
Repayments of long-term borrowings	(204,024)	(4,186,712)	(9,798,554)
Payments made to related parties	(15,346)	(228,966)	104,482
Repayment of obligations under finance leases	(177,320)	(420,910)	(194,421)
Net cash provided by (used in) financing activities	3,967,618	(1,781,306)	12,745,818

Effect of exchange rate fluctuation on cash	(60,585)	(2,135,466)	(2,763,692)

Net increase (decrease) in cash	2,344,101	709,097	(16,499,559)
Cash at beginning of year	2,475,538	1,766,441	18,266,000
Cash at end of year	$4,819,639	$2,475,538	$1,766,441

Supplemental cash flow information
Cash paid for income taxes	$4,207,552	$880,308	$433,899
Cash paid for interest	$1,072,273	$798,353	$1,108,863

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$-	$-	$831,746
Purchase of property and equipment financed under finance leases	$-	$-	$210,666
Right of use assets obtained in exchange for operating lease liabilities	$-	$3,118,676	$542,231

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Tokyo Lifestyle Co., Ltd. (the “Company”), formerly known as Yoshitsu Co., Ltd, is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd (“Kaika International”), formerly known as Tokyo Lifestyle Co., Ltd., a stock company incorporated pursuant to the laws of Japan on October 24, 2019. On June 30, 2023, the Company entered into a share transfer agreement with DinnerBank Co., Ltd. (“DinnerBank”), formerly known as Seihinkokusai Co., Ltd., a related party of the Company, to sell its 100% equity interests in Kaika International to DinnerBank, and the transaction was completed on July 1, 2023.

On July 27, 2022, the Company acquired an 100% equity interest in Tokyo Lifestyle Limited (“TLS”), a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”). On October 26, 2022, TLS acquired 60% of the equity interests in REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022; it is currently not engaging in any active business operations. These transactions were accounted for as acquisitions under common control (see details in “Acquisitions Under Common Control”).

On September 6, 2023, TLS incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the Province of Ontario, Canada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Canada. On October 17, 2023, TLS incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TLS Holding”), in the State of Delaware, which is currently not engaging in any active business operations. TLS Holding incorporated four wholly-owned subsidiaries, REIWATAKIYA LV LLC, a limited liability company on August 3, 2023, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada; REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts, which principally engages in the import and retail of Japanese beauty and cosmetic products in Massachusetts; REIWATAKIYA NYC LLC, a limited liability company on November 8, 2023, in the State of New York, which principally engages in the import and retail of Japanese beauty and cosmetic products in New York; and REIWATAKIYA LV II LLC, a limited liability company on May 13, 2024, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada.

The Company and its subsidiaries are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, and other products and services. The Company offers approximately 64,800 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 39,000 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 73,800 SKUs of sundry products, including home goods; 2,000 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series; 300 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry; 1,300 SKUs of collectible cards and trendy toys; and 20,100 SKUs of other products, including food, alcoholic beverages. The Company also provides advertising services by key opinion leaders (“KOLs”) as well as supporting services to online celebrities.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Acquisitions Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire 100% of its equity interests in TLS. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS for a total consideration of Japanese yen 392,673,800 in cash ($2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, and accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS.

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held a 60% interest in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interest in Reiwatakiya from a third-party shareholder on January 4, 2023. The 60% and 40% of equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya.

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, assessment of expected credit losses for accounts receivable, compensation receivable for consumption tax, current and non-current prepaid expenses and other assets, valuation of inventories, useful lives of property and equipment and the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains bank accounts in Japan, Hong Kong, mainland China, Malaysia, the United States, and Canada. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2025 and 2024, the Company did not have any cash equivalents.

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

Expected credit losses are included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax, and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of March 31, 2025 and 2024, allowance for credit losses for accounts receivable amounted to $1,040,434 and $1,244,662, respectively, allowance for credit losses for other receivables amounted to $14,974 and $728,554, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $93,103 and $99,526, respectively.

Leases

The Company accounts for lease in accordance with ASC No.842, Lease (“Topic 842”). The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets during the fiscal years ended March 31, 2025, 2024, and 2023.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the fiscal years ended March 31, 2025, 2024, and 2023. When the equity investment is sold, any gain or loss resulting from difference between the transaction price and carry value of the equity investment is recognized in the consolidated statements of operations and comprehensive income (loss).

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

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an allowance for credit losses. As of March 31, 2025 and 2024, allowance for credit losses for compensation receivable for consumption tax amounted to $93,103 and $99,526, respectively.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2025 and 2024, merchandise inventories write-down was $132,904 and $69,700, respectively.

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

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of March 31, 2025 and 2024, the balance of asset retirement obligations included in other non-current liabilities was $597,965 and $773,802, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company recognized an impairment loss of $143,621, $nil, and $nil on long-lived assets for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

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

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under ASC 606, revenue is recognized when control of promised goods is transferred or service is rendered to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services, and it is probable that the Company will collect the consideration. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from, the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, collectible cards and trendy toys, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and renders its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For domestic sales in Japan, Hong Kong, the United States, and Canada, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Free on Board shipping point term, and revenue is recognized when products are loaded on the ships and control is deemed as transferred. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with online celebrities to promote the brands of its customers on social media platforms, such as TikTok and Kuaishou. Since December 2023, the Company has only provided supporting services to the online celebrities. Revenue from these services is recognized at a point in time when the service is rendered by the Company. Revenue amount represents the invoiced value, net of consumption tax.

For online stores, the Company generally offers a seven-day product return policy for products sold in the Company’s online store in mainland China, and an eight-day product return policy for products sold in the Company’s online store in Japan, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores, the Company offers a seven-day product return policy for products sold in the Company’s physical stores in Japan and Hong Kong; a fifteen-day and thirty-day product return policy for products sold in the Company’s physical stores in the United States and Canada, as long as the products are undamaged, in their original condition, and can be resold. Historically, customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the fiscal years ended March 31, 2025, 2024, and 2023.

The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥3.0 million (approximately $20,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the fiscal years ended March 31, 2025, 2024, and 2023.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

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

In directly-operated physical stores, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn three membership points for each ¥100 spent, and one membership point for each HK$1, US$1, and CAD$1 spent in the Company’s directly-operated physical stores in Japan, Hong Kong, the United States, and Canada, respectively. Subsequently, one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan when making payment, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payment; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada. The membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduces the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the fiscal years ended March 31, 2025, 2024, and 2023.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2025 and 2024. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $8,027,153 and $55,093 as of March 31, 2025 and 2024, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the fiscal years ended March 31, 2025, 2024, and 2023 that was included in the opening deferred revenue was $44,907, $82,017 and $94,386, respectively. As of March 31, 2025, the amount received in advance from wholesale customers and unredeemed membership points was $8,027,153. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the fiscal years ended March 31, 2025, 2024, and 2023 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the fiscal years ended March 31, 2025, 2024, and 2023 was as follows

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Japan domestic market	$62,190,446	$57,381,922	$72,190,276
Hong Kong market	104,685,311	100,982,052	40,960,511
The United States market	19,515,109	17,193,899	8,808,766
Other overseas markets	23,728,372	20,123,442	47,764,793
Total revenue	$210,119,238	$195,681,315	$169,724,346

Revenue by product categories

The summary of the Company’s total revenue by product categories for the fiscal years ended March 31, 2025, 2024, and 2023 was as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Beauty products	$81,374,101	$50,114,893	$128,781,665
Health products	6,869,364	4,931,671	18,701,204
Sundry products	20,275,598	6,083,770	11,033,924
Luxury products	35,357,960	90,189,723	-
Electronic products	47,969,875	34,901,681	-
Collectible cards and trendy toys	11,408,517	-	-
Other products and services (1)	6,863,823	9,459,577	11,207,553
Total revenue	$210,119,238	$195,681,315	$169,724,346

(1)	Other products and services include primarily trading cards and food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs as well as supporting services to the online celebrities.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the fiscal years ended March 31, 2025, 2024, and 2023 was as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Directly-operated physical stores	$17,105,488	$14,951,952	$11,606,180
Online stores and services	7,493,259	10,705,449	20,700,011
Franchise stores and wholesale customers	185,520,491	170,023,914	137,418,155
Total revenue	$210,119,238	$195,681,315	$169,724,346

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

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

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2025		March 31, 2024		March 31, 2023
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.00666	¥1=US$0.00657	¥1=US$0.00661	¥1=US$0.00692	¥1=US$0.00752	¥1=US$0.00740
US$ against HK$	HK$1=US$0.12856	HK$1=US$0.12833	HK$1=US$0.12778	HK$1=US$0.12780	HK$1=US$0.12739	HK$1=US$0.12757
US$ against RMB	RMB1=US$0.13769	RMB1=US$0.13858	RMB1=US$0.13850	RMB1=US$0.13953	RMB1=US$0.14560	RMB1=US$0.14607
US$ against MYR	MYR1=US$0.22540	MYR1=US$0.22226	MYR1=US$0.21175	MYR1=US$0.21548	MYR1=US$0.22659	MYR1=US$0.22499
US$ against CAD	CAD1=US$0.70018	CAD1=US$0.71899	CAD1=US$0.73855	CAD1=US$0.74162	-	-

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended March 31, 2025, 2024, and 2023, and there was no uncertain tax provision as of March 31, 2025 and 2024.

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of March 31, 2025, the tax years ended March 31, 2023 through March 31, 2025 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities.

The Company’s subsidiary in Hong Kong is subject to profit taxes in Hong Kong. As of March 31, 2025, the tax years ended since the year of incorporation through March 31, 2025 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions.

The Company’s subsidiary in mainland China is subject to the income tax laws of the PRC. As of March 31, 2025, the tax years ended since the year of incorporation through December 31, 2024 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of March 31, 2025, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s subsidiaries in the United States are subject to the tax law of the United States. As of March 31, 2025, the tax years ended since the year of incorporation through December 31, 2024 for the Company’s subsidiaries in United States remain open for statutory examination by United States tax authorities.

The Company’s subsidiary in Canada is subject to the tax law of Canada. As of March 31, 2025, the tax years ended since the year of incorporation through March 31, 2025 for the Company’s subsidiary in Canada remain open for statutory examination by Canadian tax authorities.

Consumption tax

The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax.

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

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended March 31, 2025, 2024, and 2023:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Numerator:
Net income (loss) – basic	$6,638,488	$7,478,936	$(8,048,822)
Add: change in fair value of warrants liabilities	2,050,211	-	-
Net income (loss) for the year - diluted	$8,688,699	$7,478,936	$(8,048,822)

Denominator:
Weighted average shares outstanding - basic	42,242,610	37,264,162	36,250,054
Add: effect of dilutive securities	2,635,578	-	-
Weighted average shares outstanding - diluted	44,878,189	37,264,162	36,250,054

Earnings (loss) per share - basic	$0.16	$0.20	$(0.22)
Earnings (loss) per share - diluted	$0.19	$0.20	$(0.22)

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $1,833,788, $1,793,286, and $5,863,482 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $112,698, $301,681, and $748,363 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB, MYR, and CAD to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Related parties and transactions

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

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

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing April 1, 2024 retrospectively to all periods presented in the consolidated financial statement and the adoption of the ASU does not have a material effect on its consolidated financial statements.

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company’s CODM uses consolidated net income (loss) as the measures of segment profit or loss (see Note 17).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are located in Japan, Hong Kong, the United States, and Canada, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan, Hong Kong, mainland China, and the United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong, mainland China, the United States, and Canada, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, Hong Kong, mainland China, the United States, and Canada. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of March 31, 2025 and 2024, $3,329,061 and $1,964,529 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of March 31, 2025 and 2024, $1,171,506 and $93,919 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2025 and 2024, $138,365 and $139,167 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company has not experienced any losses in such accounts.

As of March 31, 2025 and 2024, $710 and $13,137 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protections under the requirement of the deposit insurance system up to a limit of MYR250,000 (approximately $56,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2025 and 2024, $96,843 and $111,301 of the Company’s cash was on deposit at financial institutions in the United States which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2025 and 2024, $29,465 and $29,090 of the Company’s cash was on deposit at financial institutions in Canada, respectively, which were insured by the Canada Deposit Insurance Corporation for compensation up to a limit of CAD100,000 (approximately $70,000) if the bank with which an individual/a company hold its eligible deposit fails.

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

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

For the fiscal years ended March 31, 2025, 2024, and 2023, the majority of the Company’s assets were located in Japan and Hong Kong.

The Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong, mainland China, the United States, and Canada. Revenue generated from companies in Japan accounted for 70.5%, 77.8%, and 88.2% of the Company’s total revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Revenue generated from companies in Hong Kong and others accounted for 29.5%, 22.2%, and 11.8% of the Company’s total revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

For the fiscal year ended March 31, 2025, one customer accounted for 13.4% of the Company’s total revenue. For the fiscal year ended March 31, 2024, one customer accounted for 18.8% of the Company’s total revenue. For the fiscal year ended March 31, 2023, one customer accounted for 10.6% of the Company’s total revenue.

As of March 31, 2025, three wholesale customers accounted for 23.7%, 11.3%, and 10.0% of the total accounts receivable balance, respectively. As of March 31, 2024, three wholesale customers accounted for 26.5%, 10.6%, and 10.2% of the total accounts receivable balance, respectively.

For the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2023, three suppliers accounted for approximately 18.2%, 16.3%, and 12.0% of the Company’s total purchases, respectively.

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024, and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted. The Company adopted this guidance effective April 1, 2025, and the Company is assessing the impact of this guidance; however, it is not expected to have a material impact to the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2027 and the Company is evaluating the impact of the adoption of this guidance on its disclosures.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2025	March 31, 2024
Accounts receivable	$108,346,014	$106,604,503
Less: allowance for credit losses	(1,040,434)	(1,244,662)
Accounts receivable, net	$107,305,580	$105,359,841

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Movement of allowance for credit losses was as follows:

	March 31, 2025	March 31, 2024
Beginning balance	$1,244,662	$3,219,772
Reduction	(209,992)	(1,676,528)
Foreign currency translation adjustments	5,764	(298,582)
Ending balance	$1,040,434	$1,244,662

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	March 31, 2025	March 31, 2024
Beauty products	$2,358,327	$2,349,158
Health products	628,554	400,473
Luxury products	364,856	353,057
Other products	1,019,066	1,311,192
Merchandise inventories, net	$4,370,803	$4,413,880

As of March 31, 2025 and 2024, merchandise inventories write-down was $132,904 and $69,700, respectively.

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	March 31, 2025	March 31, 2024
Compensation receivable for consumption tax	$9,311,718	$9,954,030
Less: allowance for credit losses	(93,103)	(99,526)
Subtotal	9,218,615	9,854,504
Less: compensation receivable for consumption tax, current, net	(7,178,775)	(7,133,470)
Compensation receivable for consumption tax, non-current, net	$2,039,840	$2,721,034

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET (continued)

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 13) by certain of the Company’s suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. However, due to the tax review the Company filed with the National Tax Tribunal on February 22, 2024 as mentioned in Note 6(3), the Company agreed to temporarily suspend the repayment, and these suppliers and customers will resume the payment after the final assessment is determined by the Tokyo Regional Taxation Bureau. As of March 31, 2024, the net total of compensation receivable for consumption tax was approximately $9.9 million (approximately ¥1.5 billion). During the fiscal year ended March 31, 2025, the Company received a total of approximately $0.6 million (approximately ¥0.1 billion), and the net total of compensation receivable for consumption tax was approximately $9.3 million (approximately ¥1.4 billion) as of March 31, 2025.

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	March 31, 2025	March 31, 2024
Deposits (1)	$1,289,233	$1,470,367
Consumption tax receivable (2)	1,356,687	-
Income tax receivable (3)	1,521,706	-
Other receivables (4)	2,345,069	3,309,998
Advance to suppliers (5)	8,475,048	97,635
Prepaid expenses and others (6)	347,150	2,714,930
Allowance for credit losses	(14,974)	(728,554)
Subtotal	15,319,919	6,864,376
Less: prepaid expenses and other current assets, net	(13,542,183)	(2,748,682)
Long-term prepaid expenses and other non-current assets, net	$1,777,736	$4,115,694

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)	Consumption tax receivable is the consumption tax the Company is eligible to be received from the tax authorities for excess input consumption tax (See note (c) - tax payable).

(3)	Regarding the tax examination as mentioned in Note 13, the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. In the review request, the Company argued that the Tokyo Regional Taxation Bureau’s decision was unlawful as it was based on factual errors that contradicted objective evidence and lacked reasonable grounds, making it subject to cancellation. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. As of March 31, 2025, the income tax receivable balance was $1,521,706, which represented the net amount to be refunded by Tokyo Regional Taxation Bureau.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET (continued)

(4)

Other receivables as of March 31, 2025 and 2024 included $nil and $710,236 due from a construction company, which is a refund of the design and construction service fee the Company prepaid for the construction of its new distribution center. Since the construction company failed to obtain relevant construction permits and delayed the construction, the service agreement was terminated and the Company requested a refund of prepaid contract amount. In November 2020, the Company filed a legal case against the construction company claiming the refund of the contract prepayment. Although the Company was confident in winning the legal case, the Company fully provided an allowance for credit loss for the receivable from this construction company as of March 31, 2024. During the fiscal year ended March 31, 2025, the legal case was concluded by the court and the Company won the case. Based on the judgment of the court, the construction company was required to refund the full prepaid contract amount to the Company. However, the construction company had gone bankrupt and was unable to make the refund. As a result, the Company wrote off the receivable against the allowance as of March 31, 2025.

Other receivables as of March 31, 2025 and 2024 included approximately $1.5 million and $1.8 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 5, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services, and the unutilized service fees will be repaid by the Service Provider. As of March 31, 2025 and 2024, the Company provided an allowance for credit loss of $14,841 and $17,723 for the receivable from the Service Provider according to the Company’s accounting policy based on its best estimates.

(5)	Advances to suppliers consist of mainly payments to suppliers for products that have not been received. The Company entered into a sales agreement with a wholesale customers and received advance payment of $6.9 million during the fiscal year ended March 31, 2025. In order to fulfill the sales agreement, the Company made advance payments to its suppliers to secure the products. As of the date of the report, none of the March 31, 2025 balances have been subsequently utilized, and the remaining balance is expected to be fully utilized by December 31, 2025.

(6)	Prepaid expenses and others as of March 31, 2025 and 2024, included prepaid expenses amounting to $nil and approximately $1.8 million (approximately ¥279.3 million), which is related to the development of a mobile application where customers could purchase products from the Company’s online shops. The application was launched in December 2024, which was recorded in property and equipment on the consolidation balance sheets (see Note 7).

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2025	March 31, 2024
Property and buildings	$3,137,725	$3,122,152
Leasehold improvements	3,987,572	3,674,485
Land	2,263,687	2,249,401
Equipment and furniture	2,418,993	2,355,674
Automobiles	183,274	158,925
Software	2,438,029	606,559
Subtotal	14,429,280	12,167,196
Less: accumulated depreciation	(3,520,719)	(3,153,369)
Less: impairment on property and equipment.	(145,541)	-
Property and equipment, net	$10,763,020	$9,013,827

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT, NET (continued)

Depreciation expenses were $952,126, $1,232,611, and $1,226,496 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

As of March 31, 2025 and 2024, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 11).

NOTE 8 – LEASES

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

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets as of March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Operating lease right-of-use lease assets	$6,031,284	$3,979,727

Operating lease liabilities – current	$2,068,399	$1,523,222
Operating lease liabilities – non-current	4,003,366	2,488,823
Total operating lease liabilities	$6,071,765	$4,012,045

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (continued)

Other supplemental information for all of operating leases as of March 31, 2025 and 2024 was as follows:

	March 31, 2025	March 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.00	4.25
Weighted average discount rate (1)	6.36%	4.77%
Gains on sales and leaseback transactions (2)	$-	$731,638

(1)	The Company used incremental borrowing rates ranging from 2.03% to 6.69% for its lease contracts in Japan; incremental borrowing rates ranging from 2.83% to 3.19% for its lease contracts in Hong Kong; and incremental borrowing rates of 5.25% and 8.50% for its lease contracts in Canada and the United States, respectively.

(2)	On December 14, 2023, the Company entered into a Real Estate Sales Agreement (“Sales Agreement”) with a third-party buyer (the “Buyer”). Pursuant to the agreement, the Company sold its head office in Japan including the building and land to the Buyer for a total consideration of ¥430.0 million. On February 28, 2024, the Company entered into a Rental Agreement with the Buyer, pursuant to the agreement, the Company leased the same building for its head office for two years from February 28, 2024 to February 27, 2026, with a monthly rental of ¥1.75 million. The Company determined that these transactions should be accounted as sales and leaseback transaction as the control of the head office was transferred to the Buyer, and recognized a gain of $731,638 on disposal of the building and land on February 29, 2024.

During the fiscal years ended March 31, 2025, 2024, and 2023, the Company incurred total operating lease expenses of $2,567,419, $1,978,211, and $2,126,918, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Finance leases cost:
Amortization of right-of-use assets	$120,005	$351,626	$237,802
Interest on lease liabilities	58,671	80,738	72,678
Total finance leases cost	$178,676	$432,364	$310,480

Supplemental cash flow information related to finance leases was as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$58,671	$80,738	$72,678

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES (continued)

Supplemental balance sheet information related to leases as of March 31, 2025 and 2024 was as follows:

	March 31, 2025	March 31, 2024
Finance leases cost:
Software	$499,591	$496,438
Equipment and furniture	1,024,140	1,082,560
Subtotal	1,523,731	1,578,998
Less: accumulated depreciation	(1,343,156)	(1,324,770)
Property and equipment, net	$180,575	$254,228

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2025 and 2024 were as follows:

	March 31, 2025	March 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.96	2.67
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2025:

	Operating Leases	Finance Leases
2026	$2,395,872	$156,629
2027	1,558,333	101,914
2028	1,255,566	20,331
2029	938,817	793
2030	365,302	-
Thereafter	454,304	-
Total lease payments	6,968,194	279,667
Less: imputed interest	(896,429)	(22,419)
Present value of lease liabilities	$6,071,765	$257,248

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENTS

On October 17, 2024, the Company, through its subsidiary TLS, entered into a cooperation agreement with a third-party company, and both parties agreed to invest ¥3.0 million (approximately $20,086) and ¥7.0 million (approximately $46,585), respectively, in CROSSING CARDS CO., LTD (“Crossing Cards”), with a core business of retail and wholesale of collectible cards. Crossing Cards was incorporated in Japan pursuant to the laws of Japan on June 18, 2024 with an initial registered capital of ¥1.0 million (approximately $6,700), and the registered capital increased to ¥11.0 million (approximately $73,200) after the investments. The Company owns 27.27% of Crossing Cards and the registered capital was fully injected in October 2024. The Company recorded a loss of $20,049, $nil, and $nil for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, from the investments, which is included in “gain (loss) from equity method investment” in the consolidated statements of operations and comprehensive income (loss).

Summarized financial information of unconsolidated entity is as follows:

	March 31, 2025	March 31, 2024
Current assets	$87,473	$-
Noncurrent assets	156,615	-
Current liabilities	273,678	-
Noncurrent liabilities	-	-

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Net sales	$645,107	$-	$-
Gross profit	18,116	-	-
Loss from operations	(188,279)	-	-
Net loss	(187,758)	-	-

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

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACQUISITIONS (continued)

Reiwatakiya Acquisition

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, which held 60% of the equity interests in Reiwatakiya. The 60% of the equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 with no consideration. As the TLS and Reiwatakiya were controlled by the same ultimate controlling shareholder before this acquisition, the transaction was accounted for as an acquisition of a business between entities under common control, and therefore, the related acquired assets and liabilities were transferred at Reiwatakiya’s historical carrying value. On January 4, 2023, TLS acquired the remaining 40% of the equity interests in Reiwatakiya from a third-party shareholder with no consideration and Reiwatakiya became the wholly owned subsidiary of TLS. The Company recognized $2,502 of consideration in excess of the book value of net liabilities acquired, which is reflected in retained earnings at the acquisition date.

The carrying amounts of the assets and liabilities of Reiwatakiya as of the transaction date were as follows:

October 26, 2022

Assets	$32,838
Liabilities	37,008
Net liabilities	$(4,170)
Non-controlling interests	1,668

Consideration in excess of net liabilities acquired	$2,502

Total purchase consideration	$-

NOTE 11 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2025	March 31, 2024

Syndicated Loans (1)	March 2026	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$52,241,749	$51,912,050
Resona Bank (2)	March 2026	3.40%-3.55%	1,331,000	1,322,600
Best Life Technology	July 2025	5.6%	2,750,743	-
Loan from HSBC (3)	April 2025 – January 2026	5.90% - 6.15%	1,579,715	-
Total short-term borrowings			$57,903,207	$53,234,650

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. The Company was in compliance with such covenants as of the March 31, 2025 and 2024.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and subsequently, the Company made multiple loan extensions with the banks and extended the loans with a new maturity date of March 31, 2026. The interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2025, the total outstanding balance of this loan was approximately ¥7.85 billion (approximately $52.2 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company made multiple loan extensions with the bank and extended the loan with a new maturity date of March 31, 2026.

(3)	Two of the loans were fully repaid upon maturity.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2025	March 31, 2024

Japan Finance Corporation (1)	April 2026	3.20%	$1,255,660	$1,247,735
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,331,000	1,322,600
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	4,192,650	4,166,190
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2024 – February 2033	2.750% - 3.375%	345,303	424,126
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 – October 2025	2.990%	83,690	207,105
Total long-term borrowings			$7,208,303	$7,367,756

Current portion of long-term borrowings			$706,531	$1,730,796

Non-current portion of long-term borrowings			$6,501,772	$5,636,960

(1)	The Company made multiple loan extensions with the bank with a new maturity date of April 30, 2026.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – BORROWINGS (continued)

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of March 31, 2025 as collateral to safeguard the loan.

(4)	Guaranteed by Mr. Kanayama.

The future maturities of long-term borrowings as of March 31, 2025 were as follows:

12 months ending March 31,
2026	$706,531
2027	1,610,291
2028	4,666,826
2029	74,423
2030	44,280
Thereafter	105,952
Total long-term borrowings	$7,208,303

For the above-mentioned short-term and long-term loans, the Company recorded interest expenses of $1,566,950, $1,588,395, and $2,388,870 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. The annual weighted average interest rates were 1.69%, 1.19%, and 1.49%for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
DinnerBank Co., Ltd. (“DinnerBank”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Palpito	An equity investment entity of the Company, which was sold to DinnerBank on June 30, 2023.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Tokushin G.K.	A shareholder of the Company.
Crossing Cards	An equity investment entity of the Company
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife

a.	Accounts receivable, net – related parties

Accounts receivable, net – related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
DinnerBank	$105	$25,704
Takuetsu Kokusai Co., Ltd.	12	-
Subtotal	117	25,704
Less: allowance for credit losses	-	-
Total accounts receivable, net –related parties	$117	$25,704

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
Takuetsu Kokusai Co., Ltd.	$732	$-
DinnerBank	476	9,762
Total due from related parties	$1,208	$9,762

c.	Accounts payable – related parties

Accounts payable – related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
DinnerBank	$2,678,588	$299,541
Total accounts payable –related parties	$2,678,588	$299,541

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2025	March 31, 2024
Mr. Mei Kanayama	$13,930	$29,716
DinnerBank	10,420	13,227
Tokushin G.K.	3,328	-
Total due to related parties	$27,678	$42,943

e.	Sales to related parties

	For the Fiscal Years Ended March 31,
Name	2025	2024	2023
DinnerBank	$7,840,934	$5,992,219	$642,018
Shintai Co., Ltd.	-	-	113,559
Palpito	-	14,774	87,200
Tokushin G.K.	-	-	4,950
Takuetsu Kokusai Co., Ltd.	-	-	259
Total revenue from related parties	$7,840,934	$6,006,993	$847,986

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

f.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2025	2024	2023
DinnerBank	$9,920,906	$445,980	$125,496
Crossing Cards	574,048	-	-
Palpito	-	-	77,020
Total purchase from related parties	$10,494,954	$445,980	$202,516

g.	Sales of a subsidiary and an equity investment to a related party

On June 30, 2023, the Company entered into share transfer agreements with DinnerBank to sell its 100% equity interests in Kaika International and 40% equity interests in Palpito to DinnerBank, for cash consideration of ¥5,000,000 ($37,595) and ¥40,000,000 ($300,760), respectively. The cash consideration was fully received and the transactions were completed on July 1, 2023. The Company recorded a gain from disposal of Kaika International of ¥49,297,548 ($341,139) and a gain from disposal of equity method investment of ¥27,539,183 ($190,571) for the fiscal year ended March 31, 2024, respectively.

h.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 11).

NOTE 13 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6%, 30.6% and 30.6% for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 for the fiscal years ended March 31, 2025, 2024, and 2023.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

PRC

Qingzhiliangpin is incorporated in the PRC and is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. Qingzhiliangpin is recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

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

The United States

The Company’s subsidiaries in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdictions that have corporate tax rates ranging from 0% to 8.45% for the fiscal years ended March 31, 2025 and 2024.

Canada

The Company’s subsidiary in Canada is subject to the Canadian federal corporate income tax rate of 15% and provincial or territorial rates of 11.5%, which, in the aggregate, represent a statutory income tax rate of 26.5% for the fiscal years ended March 31, 2025 and 2024.

The income (loss) before tax were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Japan	$2,151,691	$5,104,640	$(7,503,560)
Hong Kong	2,492,326	3,011,218	(59,307)
PRC	212,317	(86,706)	239,733
Malaysia	(13,334)	(12,515)	(11,288)
United States	39,255	(19,559)	-
Canada	(127,004)	(61,368)	-
Income (loss) before tax	4,755,251	7,935,710	(7,334,422)

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

The components of the income tax provision (benefit) were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Current tax provision (benefit)
Japan	$(1,372,374)	$2,229,231	$(4,277,929)
Hong Kong	384,822	-	-
PRC	9,271	5,820	142,558
Malaysia	-	-	-
United States	38,492	-	-
Canada	11,634	-	-
	(928,155)	2,235,051	(4,135,371)
Deferred tax provision (benefit)
Japan	$(845,592)	$(1,778,320)	$4,849,771
Hong Kong	(30,278)	-	-
PRC	-	-	-
Malaysia	(22)	43	-
United States	(45,534)	-	-
Canada	(33,656)	-	-
	(955,082)	(1,778,277)	4,849,771
Income tax provisions (benefit)	$(1,883,237)	$456,774	$714,400

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the fiscal years ended March 31, 2025, 2024, and 2023, respectively:

	For the Fiscal Years Ended March 31,
	2025	2024	2023

Japanese statutory income tax rate	34.6%	30.6%	30.6%
Non-deductible expenses	1.5%	2.0%	(1.2)%
Non-taxable income	(0.2)%	(1.8)%	-
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	(3.4)%	2.6%	(1.6)%
Effect of change in tax rate	(7.6)%	-	-
Change in valuation allowance	(1.3)%	(5.4)%	(5.9)%
Effects of consumption tax examination (1)	(63.2)%	(22.2)%	(30.8)%
Others	-	-	(0.8)%
Effective tax rate	(39.6)%	5.8%	(9.7)%

(1)	This pertains to the tax effect resulted from income tax refund and additional and delinquent tax recovered of approximately $3.0 million during the fiscal years ended March 31, 2025, and additional consumption tax of approximately $0.6 million charged as well as inhabitant tax refund of approximately $2.0 million during the fiscal years ended March 31, 2024, which were based on final assessment due to the consumption tax examination (See note (c) - tax payable).

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

The Company’s deferred tax liabilities, net comprised of the following:

	March 31, 2025	March 31, 2024
Deferred tax assets:
Allowance for credit losses	$347,123	$619,675
Accrued member rewards	12,394	15,511
Accrued employee bonus	5,260	18,146
Accrued asset retirement obligation	81,761	185,941
Accrued employee retirement pension	63,040	72,378
Change in fair value of warrant liabilities	531,816	-
Net operating loss carry-forwards	93,663	38,562
Total deferred tax assets	1,135,057	950,213
Valuation allowance	(15,354)	(79,062)
Total deferred tax assets, net	1,119,703	871,151
Deferred tax liabilities:
Change in fair value of warrant liabilities	-	(38,588)
Compensation receivable for consumption tax	(2,383,575)	(3,047,924)
Total deferred tax liabilities	(2,383,575)	(3,086,512)
Deferred tax liabilities, net	$(1,263,872)	$(2,215,361)

The Company’s movement of the valuation allowance were as follows:

	March 31, 2025	March 31, 2024
Beginning balance	$79,062	$597,777
Reduction	(63,083)	(430,385)
Disposal of a subsidiary	-	(82,732)
Foreign currency translation adjustments	(625)	(5,598)
Ending balance	$15,354	$79,062

As of March 31, 2024, the Company had a net operating loss carried forward from the entities in Hong Kong of $61,458. The Company utilized all of its net operating loss during the fiscal year ended March 31, 2025.

As of March 31, 2025 and 2024, the Company had a net operating loss carried forward of $216,831 and $58,218 from the entities in the United States, respectively, which can be offset against future taxable profit indefinitely.

As of March 31, 2025 and 2024, the Company had a net operating loss carried forward of $181,618 and $61,114 from the entities in Canada, respectively, which can be offset against future taxable profit indefinitely.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

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

(c)	Taxes payable

Taxes payable consisted of the following:

	March 31, 2025	March 31, 2024
Income tax payable	$255,932	$3,829,368
Additional consumption tax payable due to tax examination (1)	-	5,475,313
Consumption tax payable and others	93,739	52,801
Total taxes payable	$349,671	$9,357,482

(1)	Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund amounting to approximately $28.3 million (approximately ¥3.8 billion) for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. In addition, the additional tax for understatement and delinquent tax computed by the Company’s tax consultant amounted to approximately $6.1 million (approximately ¥0.8 billion). Therefore, as of March 31, 2023, the Company recorded a net consumption tax payable amounted to approximately $16.6 million (approximately ¥2.2 billion), after the deduction of refundable consumption tax amounted to approximately $12.9 million (approximately ¥1.7 billion) that was withheld by the Tokyo Regional Taxation Bureau due to this examination, as well as refundable income tax that arose from the payments of additional consumption tax amounted to approximately $4.9 million (approximately ¥0.7 billion). During the fiscal year ended March 31, 2024, the Company recorded additional consumption tax payable approximately $0.6 million (approximately ¥90.9 million) based on the final assessment by the Tokyo Regional Taxation Bureau. The Company made payments of the consumption tax payable by a monthly instalment of approximately $0.2 million (¥30.0 million), and the amount was also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. The consumption tax payable was $5,475,313 as of March 31, 2024. As disclosed in Note 6 (2), the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. The Company adjusted its additional consumption tax amount and resulted in a consumption tax receivable of $1,356,687 as of March 31, 2025.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – WARRANTS LIABILITIES

Representative’s warrants liability

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of the underwriters, for a nominal consideration of $0.01 to purchase 300,000 American Depositary Shares (“ADSs”) of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $4.8 per ADS (equal to 120% of the Company’s IPO offering price of $4.00 per ADS). Upon the Reverse Split effected on November 15, 2024 (See Note 15), the number of the Representative’s Warrants was restated to 30,000 ADSs and the exercise price was restated to $48.0 per ADS. The Representative’s Warrants are exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2025, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the fiscal years ended March 31, 2025, 2024, and 2023, these Representative’s Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $118, $22,574, and $139,615 from the change in fair value of the Representative’s Warrants liability subsequently for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates their fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) as of March 31, 2025 and 2024 using the following assumptions:

	March 31, 2025	March 31, 2024
Representative’s Warrants liability
Stock price	$3.30	$2.50
Exercise price	$48.00	$48.00
Expected term (years)	1.79	2.79
Risk-free interest rate	4.59%	4.21%
Expected volatility	51.84%	57.63%

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – WARRANTS LIABILITY (continued)

Investors’ warrants liability

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company sold 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS, or 597,015 ADSs at a purchase price of $6.70 per ADS on an adjusted basis reflecting the Reverse Split (See Note 15). In the concurrent private placement, the Company also issued to the same investors 5,970,152 ADS purchase warrants (the “Investors’ Warrants”). The warrants have an exercise price of $0.67 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance. Upon the Reverse Split effected on November 15, 2024 (See Note 15), the number of ADS purchase warrants was reset to 1,460,328 ADS purchase warrants and the exercise price was reset to $2.74 per ADS.

Because the strike price of the Investors’ Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Investors’ Warrants were not considered indexed to the Company’s own stock. As such, the Investors’ Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2025, a total of 10,760 ADS purchase warrants were exercised by the investors, and net proceeds of $29,482 were received by the Company. For the fiscal years ended March 31, 2024 and 2023, these Investors’ Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method. For the fiscal year ended March 31, 2025, these Investors’ Warrants were dilutive and accordingly were included in the diluted EPS calculation based on treasury stock method.

On January 26, 2024, the Company recorded a fair value of $541,494 for the Investors’ Warrants liability at issuance. The Company recognized a gain (loss) of $(2,050,329) and $86,599 from the change in fair value of the Investors’ Warrants liability subsequently for the fiscal years ended March 31, 2025 and 2024, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Model as of March 31, 2025 and 2024 using the following assumptions:

	March 31, 2025	March 31, 2024
Investors’ Warrants liability
Stock price	$3.30	$2.50
Exercise price	$2.70	$6.70
Expected term (years)	4.33	5.33
Risk-free interest rate	4.21%	4.21%
Expected volatility	51.48%	56.91%

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary shares

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS, or 597,015 ADSs at a purchase price of $6.70 per ADS on an adjusted basis reflecting the Reverse Split (See Note 15), for gross proceeds of approximately $4.0 million. The Company received gross proceeds in full from the investors, and all of the ADSs were issued on January 30, 2024.

Initial public offering

On January 13, 2022, the Company closed its IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. Upon the Reverse Split effected on November 15, 2024, each ADS represents ten ordinary shares of the Company, and the IPO’s ADSs and per ADS was retroactively restated to 625,000 ADSs at a public offering price of $40.00 per ADS, which included 25,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment ADSs, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including the over-allotment, were approximately $21.4 million. In connection with the IPO, the Company’s ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Reverse Split of ADSs

On October 21, 2024, the Company approved a change of the ratio of its ADSs to its ordinary shares from one ADS representing one ordinary share to one ADS representing 10 ordinary shares. The ratio change resulted in a reverse split on the Company’s ADSs on the basis of one new ADS for every 10 old ADSs held. As a result of the reverse split, the Company’s ADSs and per ADS as reflected in the consolidated financial statements have been retroactively restated as if the transaction occurred at the beginning of the periods presented. The ordinary shares of the Company were not affected by this change in the ADS to ordinary share ratio. The ADS ratio change became effective on November 15, 2024 (the “Reverse Split”).

Capital reduction

On June 27, 2024, the shareholders of the Company approved a capital reduction at the annual general meeting, and the amount of capital reduced by ¥1,856,786,684 ($15,870,723) from ¥1,955,786,684 ($16,716,839) to ¥99,000,000 ($846,116). All of the ¥1,856,786,684 ($15,870,723) of capital reduced was designated as additional paid-in capital reserve. The reduction of capital became effective on July 15, 2024.

On March 14, 2025, the shareholders of the Company approved another capital reduction at the extraordinary general meeting, and the amount of capital reduced further by ¥91,221,358 ($779,707) from ¥101,221,358 ($860,857) to ¥10,000,000 ($81,150). All of the ¥91,221,358 ($779,707) of capital reduced was designated as additional paid-in capital reserve. The reduction of capital became effective on March 21, 2025.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2025 and 2024, the total restricted net assets of the Company amounted to $27,027,266 and $26,979,030, respectively.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2025 and 2024, there were no legal claims and litigation against the Company.

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

Directly-operated physical stores segment includes physical stores in Japan, Hong Kong, the United States, and Canada. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, mainland China, and Korea, as well as services from advertising business through KOLs and supporting services to online celebrities. Franchise stores and wholesale customers segments include franchise stores in Japan, Hong Kong, the United States Canada, Thailand, and the United Kingdom, and wholesale customers in Japan and other countries including Hong Kong, mainland China, the United States, and Canada.

The Company measures the results of its segments using, among other measures, each segment’s revenue, merchandise costs, interest expenses, net, income tax benefit, net income, depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM, who has been identified as CEO. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the fiscal years ended March 31, 2025, 2024, and 2023, respectively:

	For the Fiscal Year ended March 31, 2025
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$17,105,488	$7,493,259	$185,520,491	$210,119,238
Merchandise costs	$13,314,278	$5,668,519	$167,219,142	$186,201,939
Interest expenses, net	$(140,333)	$(61,475)	$(1,522,011)	$(1,723,819)
Income tax benefit	$(153,311)	$(67,160)	$(1,662,766)	$(1,883,237)
Net income	$540,430	$236,741	$5,861,317	$6,638,488
Depreciation and amortization	$77,511	$33,955	$840,660	$952,126
Capital expenditures	$992,068	$-	$-	$992,068

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING (continued)

	For the Fiscal Year ended March 31, 2024
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$14,951,952	$10,705,449	$170,023,914	$195,681,315
Merchandise costs	$11,916,702	$7,920,348	$152,469,258	$172,306,308
Interest expenses, net	$(123,107)	$(88,143)	$(1,399,891)	$(1,611,141)
Provision for income tax	$34,902	$24,989	$396,883	$456,774
Net income	$571,463	$409,162	$6,498,311	$7,478,936
Depreciation and amortization	$94,184	$67,434	$1,070,993	$1,232,611
Capital expenditures	$917,396	$9,766	$2,146	$929,308

	For the Fiscal Year Ended March 31, 2023
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$11,606,180	$20,700,011	$137,418,155	$169,724,346
Merchandise costs	$8,882,991	$16,221,524	$115,188,904	$140,293,419
Interest expenses, net	$(165,628)	$(295,403)	$(1,961,048)	$(2,422,079)
Provision for income tax	$48,853	$87,130	$578,417	$714,400
Net loss	$(550,399)	$(981,655)	$(6,516,768)	$(8,048,822)
Depreciation and amortization	$83,870	$149,587	$993,039	$1,226,496
Capital expenditures	$459,856	$366,440	$108,664	$934,960

	March 31, 2025	March 31, 2024
Total assets:
Directly-Operated Physical Stores	$14,618,642	$10,732,784
Online Stores and Services	10,302,391	4,323,971
Franchise Stores and Wholesale Customers	132,909,152	126,940,404
Total assets	$157,830,185	$141,997,159

Total liabilities:
Directly-Operated Physical Stores	$12,247,978	$12,841,698
Online Stores and Services	10,146,370	5,853,185
Franchise Stores and Wholesale Customers	92,421,807	87,259,492
Total liabilities	$114,816,155	$105,954,375

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SEGMENT REPORTING (continued)

The following table presents the geographic information where the Company’s long-live assets were located:

	March 31, 2025	March 31, 2024
Japan	$13,932,880	$16,467,917
Hong Kong	1,716,744	1,506,962
The United States	4,353,220	1,270,653
Other overseas countries	609,037	584,751
Total long-live assets	$20,611,880	$19,830,282

Disaggregated Revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the fiscal years ended March 31, 2025, 2024, and 2023.

NOTE 18 – SUBSEQUENT EVENTS

On April 7, 2025, the Company entered into a loan agreement with HSBC, pursuant to which the Company obtained a loan in the amount of $658,025 with a term from April 7, 2025 to July 4, 2025, at the interest rate of 5.77%. The loan was repaid on July 4, 2025.

On April 16, 2025, the Company entered into a loan agreement with HSBC, pursuant to which the Company obtained a loan in the amount of $756,146 with a term from April 16, 2025 to July 15, 2025, at the interest rate of 5.86%.

On July 3, 2025, the Company entered into a loan agreement with HSBC, pursuant to which the Company obtained a loan in the amount of $902,291 with a term from July 3, 2025 to October 2, 2025, at the interest rate of 3.70%.

On May 15, 2025, TLS and two other third parties, incorporated TOKYO LIFESTYLE PTY LTD, a proprietary limited company in Sydney, Australia, which principally engages in the import and retail of Japanese beauty and cosmetic products in Australia. TLS owns 51.0% of TOKYO LIFESTYLE PTY LTD and the registered capital was fully injected.

On June 3, 2025, TLS, incorporated Shenzhen Qianxusenhuo Network Technology Co., Ltd., a company incorporated on in the PRC, which principally engages in e-commerce technical, marketing and consulting services, as well as import and retail of Japanese beauty and cosmetic products in the PRC.

On June 27, 2025, the Company entered into a revolving loan facility agreement with a third party company, pursuant to which the Company obtained a revolving loan facility in the amount of approximately $12.9 million (HK$100.0 million) for a period of five years since the date of the agreement, at the interest rate of 4.68%. As of the date of this report, the Company received approximately $1.9 million (HK$15.0 million) from the lender.

These consolidated financial statements were approved by management and available for issuance on July 10, 2025, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.