Form 20-F
period 2026-03-31
Tokyo Lifestyle Co., Ltd.
filed 2026-07-10
CIK 1836242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,327,806 ordinary shares as of March 31, 2026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents 10 Ordinary Shares (defined below);

●	“Japanese yen” or “¥” are to the legal currency of Japan;

●	“Ordinary Shares” are to the ordinary shares of TKLF;

●	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customers during such period even if the customer made the first purchase from us in the same period. We determine that a customer has purchased products from us (a) in our directly-operated physical stores or franchise stores if the customer uses our rewards card when making payments or (b) in our online stores if a customer with the same phone number has made purchases in our online stores before;

●	“TKLF” are to Tokyo Lifestyle Co., Ltd., formerly known as Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to TKLF and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2026, 2025, and 2024. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31,
US$ Exchange Rate	2026	2025	2024
At the end of the year - ¥	¥1=$0.006286	¥1=$0.006655	¥1=$0.006613
Average rate for the year - ¥	¥1=$0.006637	¥1=$0.006567	¥1=$0.006920

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

The beauty and health product, sundry product, luxury product, electronic product, and collectible card and trendy toy markets in Hong Kong, Japan, Thailand, Vietnam, Australia, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of these products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offerings of sundry products, luxury products, electronic products, collectible cards and trendy toys, and other products. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

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

Our liquidity relies significantly on short-term borrowings. As of March 31, 2026, we had approximately $50.3 million in short-term borrowings outstanding. As of March 31, 2025, we had approximately $57.9 million in short-term borrowings outstanding. As of March 31, 2024, we had approximately $53.2 million in short-term borrowings outstanding. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Further financing may also not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of March 31, 2026, we had approximately $50.3 million in short-term borrowings and $13.3 million in long-term borrowings outstanding.

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

One of the key means of achieving our growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. During the period from April 1, 2025 to the date of this annual report, we opened four new directly-operated physical stores and added 68 new wholesale customers. However, during the same period, we closed one directly-operated physical store. We identify target markets, taking into account numerous factors, such as the locations of our current stores, demographics, traffic patterns, and information gathered from various sources. We may not be able to open our planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition, and results of operations. As we operate more stores, our rate of expansion relative to the size of our store base will eventually decline.

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

A significant portion of our revenue is generated by sales to our franchise stores. As of the date of this annual report, we have one franchisee operating one franchise store in the U.S., one franchisee operating two franchise stores in the U.K., one franchisee operating two franchise stores in Hong Kong, one franchisee operating one franchise store in Thailand, one franchisee operating one franchise store in Vietnam, and four franchisees operating four franchise stores in Japan. Franchisees are independent operators, and their employees are not our employees.

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

Our franchisees may not operate their franchises successfully. Since we currently have only one to four franchisees operating our franchise stores in each country, if one of them were to become insolvent, choose to not renew their trademark license agreement with us, or otherwise were unable or unwilling to pay us amounts due to us pursuant to the terms of their agreements, our business and results of operations would be materially and adversely affected.

The operation of our franchise stores relies on nine franchisees and if one or more of them terminate their trademark license agreements or franchise agreements with us and we are unable to find suitable replacements, our business in the affected markets could be materially and adversely affected.

A significant portion of our revenue is generated by sales to our franchise stores, the operation of which relies on our existing franchisees. As of the date of this annual report, we have one franchisee operating one franchise store in the U.S., one franchisee operating two franchise stores in the U.K., one franchisee operating two franchise stores in Hong Kong, one franchisee operating one franchise store in Thailand, one franchisee operating one franchise store in Vietnam, and four franchisees operating four franchise stores in Japan. Our trademark license agreements and franchise agreements with the franchisees have a term of one to three years and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than two months before the expiration of the current term. Our franchisees may determine to terminate their agreements with us for a number of reasons, including low sales volumes or high costs, or their failure to secure lease renewals. Since we currently have only one to four franchisees operating our franchise stores in each country, if one or more of our franchisees were to terminate their trademark license agreements or franchise agreements with us, or request more favorable terms than the ones we currently have to continue such agreements, particularly if such terminations were to occur across multiple markets, our business and results of operations could be materially and adversely affected.

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

We have no long-term supply agreements or exclusive arrangements with our suppliers and, therefore, our success depends on maintaining good relationships with our suppliers. Our business depends to a significant extent on the willingness and ability of our suppliers to supply us with a sufficient selection and volume of products to stock our stores. Some of our suppliers that have many other customers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We have also entered into supply agreements with certain well-known Japanese brands, such as Shiseido, Sato, Kao, and Kosé, which have allowed us to benefit from the growing popularity of such brands. During the fiscal years ended March 31, 2026, 2025, and 2024, our product sales attributable to these brands accounted for approximately 3.2%, 2.6%, and 5.7% of our total product sales, respectively. Any of our suppliers could in the future decide to scale back or end its relationship with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of products from such supplier. If we fail to maintain strong relationships with our existing suppliers or fail to continue acquiring and strengthening relationships with additional suppliers of products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During the fiscal year ended March 31, 2026, three suppliers accounted for approximately 20.6%, 18.6% and 10.9% of our total purchases, respectively. During the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of our total purchases, respectively. During the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of our total purchases, respectively. The loss of or a reduction in the amount of merchandise made available to us by any one of these key suppliers, or by any of our other suppliers, could have an adverse effect on our business.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition, and results of operations.

We currently operate two distribution centers, which house the distribution operations for our physical stores together with the order fulfillment operations of our franchise stores. We plan to open a new distribution center in Australia in 2026 to support and replenish inventory at our physical stores in Australia. If we are unable to successfully implement the expansion of our distribution infrastructure or upgrade of our information systems, the efficient flow of our merchandise could be disrupted. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition, and results of operations.

Any significant interruption in the operations of our distribution centers could disrupt our ability to deliver merchandise to our stores and customers in a timely manner, which could have a material adverse effect on our business, financial condition, and results of operations.

Our directly-operated physical stores, online stores, and sales to our franchise stores and wholesale customers are supported by two distribution centers. This dependence on two distribution centers, combined with the fact that we are a retailer and wholesaler carrying approximately 69,800 stock keeping units (“SKUs”) of beauty products that change on a regular basis in response to beauty trends, makes the success of our operations particularly vulnerable to disruptions in our distribution system. Any significant interruption in the operation of our distribution infrastructure, including events beyond our control, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping problems, could drastically reduce our ability to receive and process orders and provide products to our stores and customers. This could result in lost sales and a loss of customer loyalty, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred $772,712, $167,275, and $752,425 in promotion and advertising expenses during the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Marketing approaches and tools in the markets for our products in Hong Kong, Japan, Thailand, Vietnam, Australia, Canada, the U.K., and the U.S. are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

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

Sales to the Hong Kong market represented approximately 63.2%, 49.8%, and 51.6% of our revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in Hong Kong could materially and adversely affect our results of operations and financial condition.

To date we have generated a significant portion of our revenue from sales to the Hong Kong market. During the fiscal years ended March 31, 2026, 2025, and 2024, sales to the Hong Kong market accounted for approximately 63.2%, 49.8%, and 51.6% of our revenue, respectively. We expect such sales to continue to comprise a significant part of our revenue going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to sell our products to customers based in Hong Kong would materially and adversely affect our results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

●	an economic downturn in Hong Kong;

●	political instability that could adversely affect our ability to deliver our products to consumers in a timely fashion;

●	changes in laws and regulations, in particular those with little advance notice;

●	deterioration of relations or disruption of trade with Japan, such as anti-Japan campaigns and the boycott of Japanese products;

●	tariffs and other trade barriers which could make it more expensive for us to deliver our products to consumers; and

●	increases in shipping costs for our products or other service issues with our third-party shippers, such as global availability of shipping containers, and related labor and fuel costs.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

In addition to our operations in Japan and our sales to consumers in Hong Kong, we sell our products to consumers in Thailand, Vietnam, Australia, the U.S., Canada, and the U.K. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these countries, than the operations of more geographically diversified competitors. These risks include:

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

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of the ADSs without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, the ADSs would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel (the “Hearings Panel”) to appeal a delisting determination, such a request would not prevent the immediate suspension of the ADSs from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Hearings Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective. Given that the ADSs have experienced price volatility, there is a risk with our market value falling below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, the ADSs would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of the ADSs.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of the ADSs, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

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

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. Certain recent Japanese administrations have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. This policy was terminated in March 2024. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. Furthermore, the Bank of Japan has begun normalizing monetary policy following the termination of its negative interest rate policy, and the impact of future interest rate increases, changes in monetary policy, and fluctuations in the value of the Japanese yen remains uncertain. Although the United Kingdom’s withdrawal from the European Union (“Brexit”) has largely been implemented, its long-term impact on global economic conditions, international trade, financial markets, and currency exchange rates remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, or other public health emergencies, the occurrence of large-scale natural disasters, such as earthquakes, typhoons, and other severe weather events, including the potential impact of major seismic events in Japan, may adversely affect the Japanese economy and consumer spending. In recent years, inflationary pressures, rising labor costs, supply chain disruptions, geopolitical tensions, and exchange rate volatility have affected global and Japanese economic conditions and may continue to adversely impact consumer spending, operating costs, and demand for our products. Any future increases in consumption taxes or other fiscal measures implemented by the Japanese government could also adversely affect consumer spending and demand for our products. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

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

We plan to add an aggregate of 23 new franchise stores in Japan, Southeast Asia, Macau and Europe during the next three years. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new product development, sales, marketing, and support personnel in the countries in which we have or will establish new stores or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and distribution channels. In addition, the opening of a new store typically results in initial recruiting and training expenses and reduced labor efficiencies. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to our products;

●	failure to properly comply with Japanese laws and regulations relating to the export of our products;

●	compliance with multiple and potentially conflicting regulations in Europe, Asia, Oceania, and North America, including export requirements, tariffs, import duties, and other trade barriers, as well as health and safety requirements;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	the economic burden and uncertainty placed on our customers by the imposition and threatened imposition of tariffs by the U.S. and other countries;

●	seasonal reductions in business activities, particularly throughout Europe;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from epidemics or pandemics, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates that may affect product demand and may adversely affect the profitability in Japanese yen of products provided by us in foreign markets where payment for our products is made in the local currency, including any fluctuations caused by uncertainties relating to Brexit;

●	impact of Brexit on the U.K.’s access to the European Union Single Market, the related regulatory environment, the global economy, and the resulting impact on our business;

●	changes in general economic, health, and political conditions in countries where our products are sold;

●	potential labor strike, lockouts, work slowdowns, and work stoppages;

●	restrictions on downsizing operations in Europe and expenses and delays associated with any such activities; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

Recent tariffs and other trade measures imposed by the United States and foreign governments could adversely impact our business, financial condition, and results of operations.

Since 2025, the U.S. government has imposed and modified tariffs and other trade measures affecting imports from various countries and regions, including China, Japan, South Korea, Taiwan and certain other jurisdictions. In response, certain countries have imposed, or may impose, reciprocal tariffs, trade restrictions, or other retaliatory measures. Additional tariff actions, sector-specific measures, or changes in trade policy may be implemented in the future.

These tariffs and trade measures have increased, and may continue to increase, the cost of products imported into the United States and may adversely affect our ability to maintain competitive pricing, preserve profit margins, manage inventory levels, and expand our operations in the U.S. market. We may also be required to modify our sourcing strategies, supplier relationships, logistics arrangements, inventory management practices, or pricing structures, which could increase operational complexity and costs.

In addition, changes in tariff regulations, customs requirements, product classification rules, valuation methodologies, and other trade-related compliance obligations may increase administrative burdens and compliance costs. Increased tariffs or broader trade restrictions may also reduce consumer spending, disrupt supply chains, limit product availability, delay deliveries, and adversely affect demand for our products.

Any further escalation of trade disputes, tariffs, or other protectionist measures could materially and adversely affect our business, financial condition, results of operations, and growth prospects.

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

The sale of beauty and health products is subject to various government regulations in the markets in which our products are sold, including those relating to the sale of pharmaceuticals, and medical devices. In addition, we also sell liquor in certain of our stores, which is also subject to government regulation. Such regulations are subject to change from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations.” The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect our business, financial condition, or results of operations. Licenses may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect us or cause a delay or result in our decision to cancel the opening of new stores, either of which could adversely affect our business, financial condition, or results of operations.

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

A significant portion of the sales in our stores are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s credit card information in an illegal activity and be required by card issuers to pay charge-back fees. In addition, many of the jurisdictions in which we operate, including Japan, Hong Kong, Thailand, Vietnam, Australia, Canada, the U.K. and certain U.S. states, have enacted laws, regulations or regulatory guidance that require or encourage notification to affected individuals and/or regulatory authorities in the event of certain personal data or cybersecurity incidents, including incidents involving payment card information. Any such claim or proceeding could cause us to incur significant expenses, which could have an adverse impact on our business, financial condition, or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our Company and could substantially affect our reputation, business, financial condition, or results of operations.

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

In 2025, we started to cooperate with suppliers to develop our own private label products. However, there is no assurance that our private label product offerings will generate customer interest and meet consumer needs or expectations. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing, and marketing costs and expenses with respect to these products, and our business, results of operations, and financial condition may be adversely affected.

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

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. During the fiscal years ended March 31, 2026, 2025, and 2024, 75.0%, 70.4%, and 70.7% respectively, of our revenue was derived from markets outside of Japan. We expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. In recent years, the value of the Japanese yen against our functional currencies or the U.S. dollar has fluctuated widely, and may continue to fluctuate and is affected by, among other things, changes in governmental policies and domestic and international economic and political developments. For example, in 2025 and 2026, the Japanese yen depreciated approximately 5.1% and appreciated approximately 1.1%, respectively, against the U.S. dollar. It is difficult to predict how market forces or government policies may impact such exchange rates between the Japanese yen and the U.S. dollar or our functional currencies in the future. Moreover, we do not take actions to manage our foreign currency exposure, such as entering into hedging transactions. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenue that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates.

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

From the closing of our initial public offering on January 13, 2022 to July 9, 2026, the closing price of the ADSs has ranged from $1.85 to $327.50 per ADS, on an adjusted basis to reflect the ADS Ratio Change (as defined below). The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

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

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2026, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States) and other control deficiencies. The material weaknesses identified were (i) a lack of internal accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper controls designed and implemented in IT environment and IT general control activities related to logical access management and Service Organization Management. Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) improving our IT environment and daily management. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

As a foreign private issuer, we have followed home country practice which could adversely affect our public shareholders.

Nasdaq corporate governance rules allow a foreign private issuer to follow corporate governance practice in its home country with respect to appointments to its board of directors and committees, instead of certain Nasdaq corporate governance standards, including the requirements that:

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

We have followed home country practice as permitted by Nasdaq. See “—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we have corporate auditors instead of an audit committee and we do not have a standalone compensation committee or nomination and corporate governance committee of our board. Moreover, Nasdaq listing rules require a listed company to obtain shareholder approval for certain dilutive events listed in Listing Rule 5635. However, consistent with corporate governance practices in Japan, we are not required to obtain shareholder approval for such dilutive events, unless they constitute a favorable issue of shares or stock acquisition rights or an acquisition of the entire business requiring a special resolution of shareholders’ meeting. See “Item 16G. Corporate Governance.” As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters.

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

Based on our operations and the composition of our assets, it is possible that, for our 2027 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

On October 26, 2022, Tokyo Lifestyle Limited acquired 60% of the equity interests in REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% of the equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022. Reiwatakiya was officially deregistered in Malaysia on December 1, 2025.

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

On June 3, 2025, Tokyo Lifestyle Limited incorporated Shenzhen Qianxusenhuo Network Technology Co., Ltd., a company incorporated in the PRC, which principally engages in e-commerce technical, marketing and consulting services.

On July 27, 2025, Tokyo Lifestyle Limited acquired 100% of the equity interests in TOKYO LIFESTYLE COMPANY LIMITED, a company incorporated pursuant to the laws of Vietnam on August 28, 2024 for a consideration of $30,000. Subsequently, Tokyo Lifestyle Limited transferred 100% of the equity interests in TOKYO LIFESTYLE COMPANY LIMITED to a third party on March 20, 2026 for a consideration of $30,000.

The following chart illustrates our corporate structure as of the date of this annual report.

Notes: All percentages reflect the equity interests held by each of our shareholders, excluding the shares issuable under the outstanding warrants.

(1)	Represents 13,575,104 Ordinary Shares held by Tokushin G. K., which is owned by Mr. Kanayama and his family, as of the date of this annual report.

(2)	Represents (i) 7,216,436 Ordinary Shares held by Mei Kanayama and (ii) 1,622,160 Ordinary Shares in the form of ADSs held by Mei Kanayama, as of the date of this annual report.

(3)	Represents 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited, according to a Schedule 13G initially filed by Grand Elec-Tech Limited on February 10, 2022 with the SEC.

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

B. Business Overview

Overview

Headquartered in Tokyo, we are a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products. We currently offer approximately 69,300 SKUs of beauty products, including cosmetics, skin care, fragrance, and body care, among others, 28,600 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices, 70,100 SKUs of sundry products, including home goods, 2,100 SKUs of electronic products, including entertainment gaming products such as Nintendo Switch, Xbox Series, and electronic components, 3,500 SKUs of luxury products, including branded watches, perfume, handbags, clothes and jewelry, 6,800 SKUs of collectible cards and trendy toys, and 17,700 SKUs of other products, including food and alcoholic beverages.

We currently sell our products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. Leveraging our deep understanding of consumer needs and preferences, we have rapidly expanded our operations. Specifically, during the fiscal year ended March 31, 2024, we opened two new directly-operated physical stores in the U.S., one new directly-operated physical store in Canada, and one new directly-operated physical store in Hong Kong; added four franchise stores, and added 75 new wholesale customers; during the fiscal year ended March 31, 2025, we opened three new directly-operated physical stores in the U.S., one new directly-operated physical store in Hong Kong; added three franchise stores, and added 54 new wholesale customers; and during the fiscal year ended March 31, 2026, we opened one new directly-operated physical store in Hong Kong, one new directly-operated physical store in Australia, added two franchise stores, and added 68 new wholesale customers. We believe our distribution channels are a trusted destination for consumers to discover and purchase branded Japanese beauty and health products, sundry products, and other products.

Since our inception, we have built a large base of customers, which has been essential for our rapid growth. During the fiscal years ended March 31, 2026, 2025, and 2024, our physical stores served approximately 772,312, 662,717, and 473,369 customers, respectively, and orders placed by our repeat customers accounted for approximately 52%, 39%, and 42% of total orders in our physical stores, respectively. During the same fiscal years, our online stores served approximately 183,367, 173,549, and 307,785 customers, respectively, and orders placed by our repeat customers accounted for approximately 65%, 53%, and 52% of total orders in our online stores, respectively. During the same fiscal years, our franchise stores served approximately 653,213, 422,871, and 402,734 customers, and orders placed by our repeat customers accounted for approximately 65%, 45%, and 60% of total orders in our franchise stores, respectively.

Since our inception, we have established long-term relationships with over 270 suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors, branded watch companies, including many well-known Japanese brands, such as Shiseido, Sato, Kao, Kosé, and Richard Mille.

Since our inception, we have achieved growth and profitability. Our revenue increased from $169,724,346 during the fiscal year ended March 31, 2023 to $195,681,315 during the fiscal year ended March 31, 2024, representing an increase of 15.3%. Our revenue increased from $195,681,315 during the fiscal year ended March 31, 2024 to $210,119,238 during the fiscal year ended March 31, 2025, representing an increase of 7.4%. Our revenue increased from $210,119,238 during the fiscal year ended March 31, 2025 to $373,223,819 during the fiscal year ended March 31, 2026, representing an increase of 77.6%. During the fiscal year ended March 31, 2024, our net income increased to $7,478,936, representing an increase of 192.9%. During the fiscal year ended March 31, 2025, our net income decreased to $6,638,488, representing a decrease of 11.2%. During the fiscal year ended March 31, 2026, our net income decreased to $651,296, representing a decrease of 90.2%.

Since our inception, we have financed our operations primarily through bank loans. As of the date of this annual report, we have approximately $49.6 million in short-term borrowings outstanding, with maturity dates ranging from September 2026 to March 2027, and approximately $15.3 million in long-term borrowings outstanding, with maturity dates ranging from April 2027 to February 2033. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Sales to the Hong Kong market represent a significant part of our revenue. During the fiscal years ended March 31, 2026, 2025, and 2024, sales to the Hong Kong market accounted for approximately 63.2%, 49.8%, and 51.6% of our revenue, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Sales to the Hong Kong market represented approximately 63.2%, 49.8%, and 51.6% of our revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, and we expect such sales to continue to represent a significant part of our revenue and any negative impact to our ability to sell our products to customers based in Hong Kong could materially and adversely affect our results of operations and financial condition.” As we plan to expand into new markets by opening new stores, including adding additional directly-operated physical stores in the U.S., Canada, Australia, Thailand, and Taiwan, and add new franchise stores in Japan, Southeast Asia, Macau and Europe during the next three years, we expect the percentage of sales to the Hong Kong market to decrease in the future. See “—Our Growth Strategies—Expanding into New Markets by Opening New Stores.”

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

Diverse and High-Quality Product Offerings

We have developed a diverse merchandise portfolio, including approximately 69,300 SKUs of beauty products, 28,600 SKUs of health products, 70,100 SKUs of sundry products, 2,100 SKUs of electronic products, 3,500 SKUs of luxury products, 6,800 SKUs of collectible cards and trendy toys, and 17,700 SKUs of other products. In particular, we have rigorously analyzed a large quantity of beauty and health products available for sale in Japan and developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedback, and beauty and fashion trends. We believe our strong product selection and recommendation expertise deliver value, quality, and convenience for our customers and enhance our brand image. In addition, we have also entered into supply agreements with many well-known Japanese brands, including Shiseido, Sato, Kao, and Kosé.

A Multi-Channel Distribution Network

We have built a multi-channel distribution network that consists of (i) directly-operated physical stores, (ii) online stores, and (iii) franchise stores and wholesale customers. Our directly-operated physical stores, online stores, and franchise stores and wholesale customers contributed 5.3%, 1.8%, and 92.9% of our total revenue for the fiscal year ended March 31, 2026, respectively, contributed 8.1%, 3.6%, and 88.3% of our total revenue for the fiscal year ended March 31, 2025, respectively, and 7.6%, 5.5%, and 86.9% of our total revenue for the fiscal year ended March 31, 2024, respectively.

We operate our three physical stores in Japan, six physical stores in Hong Kong, five physical stores in the U.S., two physical stores in Australia, and two physical stores in Canada directly, staffed by our employees rather than franchisees, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. We have developed uniform standards among various aspects of physical store operations and are able to provide a consistently high-quality level of services in all of our physical stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods, and leverage our existing distribution centers. In addition, the directly-operated physical stores allow us to address local demand for specific products more accurately, to control our corporate overhead expenses, and to provide uniform and high-quality training for our employees.

We extend the reach of our distribution network by operating online stores in Japan and Korea and selling to franchise stores in the U.S., Hong Kong, Japan, Thailand, Vietnam, and the U.K. and wholesale customers in Japan and overseas. Such geographic diversification helps us explore additional revenue generating opportunities and maintain the stability of our revenue, especially during times when customer volume in our physical stores decreases, such as during the COVID-19 pandemic.

Proven Ability to Expand Rapidly While Maintaining Profitability

We have expanded our distribution channels at a rapid pace in recent years, while maintaining our gross margin. In particular, the number of our directly-operated physical stores increased from seven as of March 31, 2019 to 18 as of the date of this annual report, the number of our franchise stores remained unchanged from 11 as of March 31, 2019 to 11 as of the date of this annual report, and the number of our wholesale customers increased from 28 as of March 31, 2019 to 270 as of the date of this annual report. Our overall gross margin decreased slightly by 0.5 percentage points from 11.9% for the fiscal year ended March 31, 2024 to 11.4% for the fiscal year ended March 31, 2025. Our overall gross margin decreased by 3.9 percentage points from 11.4% for the fiscal year ended March 31, 2025 to 7.5% for the fiscal year ended March 31, 2026. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our rapid expansion is supported by our two distribution centers. We believe our distribution centers enable us to provide effective support to our physical stores and online stores, cope with distinct regional factors, such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional distribution centers in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable.

An Experienced Management Team

Our management team is comprised of highly-skilled and dedicated professionals who have worked with us for many years or otherwise have wide ranging experience in retail, services, management, business development, and marketing. Our representative director, Mr. Mei Kanayama, has 14 years of experience in retail and wholesale of Japanese beauty and health products.

We have cultivated an experienced and skilled work force, emphasizing collaboration, individual accountability, flexibility, and willingness to deliver high-quality customer service. Our senior management team is able to leverage the capabilities of this broader work force to facilitate our ongoing and long-term relationships that are key to our retail and wholesale businesses. Our combined team offers substantial industry experience and in-depth knowledge of the beauty and health products markets in Japan, Hong Kong, and other regions.

Our Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expanding into New Markets by Opening New Stores

We plan to explore new markets while enhancing our current presence in Japan, Hong Kong, Vietnam, Australia, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. In particular, during the next three years, we intend to open 20 additional directly-operated physical stores in the U.S., Canada, Hong Kong, Australia, Thailand, and Taiwan, and expect the expenses related to opening these stores to be approximately $5.5 million to $5.8 million; we also intend to add an aggregate of 23 new franchise stores in Japan, Southeast Asia, Macau and Europe. We expect the expenses related to adding these franchise stores to be borne by franchisees in each geographic area. We also plan to establish a new distribution center in Australia. See “—Enhancing Our Technology Platform and Infrastructure” below.

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

Enhancing Our Technology Platform and Infrastructure

We intend to continue to invest in IT and equipment to enhance operational efficiency and reliability, improve customer experience, and reduce costs. Our initiatives include wider use of warehouse management systems and increased use of packaging automation in our distribution centers. We also upgraded and improved the integration of our existing operation and financial systems. In addition, we opened a distribution center in Hong Kong in 2022 to support and replenish inventory at our physical stores and wholesale customers in Hong Kong. The cost for opening the distribution center was approximately $0.3 million. We also plan to establish a new distribution center in Australia. The cost for opening the new distribution center is expected to be approximately $1 million.

Product Offerings

Product Categories

We offer high-quality and affordable beauty products. We currently have approximately 69,300 SKUs of beauty products available through our distribution channels. The following table illustrates the categories of beauty products we sell:

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

We supplement our beauty products with health products and we currently have approximately 28,600 SKUs of health products available through our distribution channels. The following table illustrates the categories of health products we sell:

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

We also currently have approximately 70,100 SKUs of sundry products available through our distribution channels. The following table illustrates the categories of sundry products we sell:

Product Category	Product Description
Home goods	Bedding and bath products, home décor, dining and tabletop items, storage containers, car supplies, cleaning agents, and laundry supplies
Miscellaneous	Spa supplies, clothing, formula milk, and diapers

We also currently have approximately 3,500 SKUs of luxury products available through our distribution channels. The following table illustrates the categories of luxury products we sell:

Product Category	Product Description
Branded watches	Branded watches such as Richard Mille and PATEK PHILIPPE
Miscellaneous	Perfume, handbags, clothes, and jewelry

We also currently have approximately 2,100 SKUs of electronic products available through our distribution channels. The following table illustrates the categories of electronic products we sell:

Product Category	Product Description
Entertainment gaming products	Nintendo Switch and Xbox Series
Electronic components	Smart AC adapters and batteries

We also currently have approximately 6,800 SKUs of collectible cards and trendy toys products available through our distribution channels. The following table illustrates the categories of collectible cards and trendy toys products we sell:

Product Category	Product Description
Collectible cards	Pokémon
Trendy toys	BE@RBRICK and other trendy products

We also currently have approximately 17,700 SKUs of other products available through our distribution channels. The following table illustrates the categories of other products we sell:

Product Category	Product Description
Food	Soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water
Alcoholic beverages	Whisky, beer, and sake
Miscellaneous	Cigarettes and pet food

The following tables illustrate our revenue for the fiscal years ended March 31, 2026, 2025, and 2024 by product categories:

	Fiscal Year Ended March 31, 2026		Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024
Product Category	Amount	%	Amount	%	Amount	%
Beauty products	$128,797,535	34.5%	$81,374,101	38.7%	$50,114,893	25.6%
Health products	1,328,405	0.4%	6,869,364	3.3%	4,931,671	2.5%
Sundry products	7,675,788	2.1%	20,275,598	9.7%	6,083,770	3.1%
Luxury products	149,416,839	40.0%	35,357,960	16.8%	90,189,723	46.1
Electronic products	42,887,751	11.5%	47,969,875	22.8%	34,901,681	17.9
Collectible cards and trendy toys	19,003,183	5.1%	11,408,517	5.4
Other products	24,114,318	6.4%	6,863,823	3.3%	9,459,577	4.8%
Total	$373,223,819	100.0%	$210,119,238	100.0%	$195,681,315	100.0%

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

Our Distribution Channels

Our distribution channels consist of (i) our directly-operated physical stores in Japan, Hong Kong, U.S., Australia, and Canada, (ii) online stores through our websites and various e-commerce marketplaces in Japan and Korea, (iii) franchise stores in the U.S., Vietnam, Thailand, Hong Kong, Japan, and the U.K., and wholesale customers in Japan and other countries including the U.S. and Canada. We sell our products in similar manners to our franchise stores and wholesale customers, and we also license certain trademarks, such as “東京生活館,” “Tokyo Lifestyle” and “REIWATAKIYA,” to be used by these franchise stores.

The following tables illustrate our revenue for the fiscal years ended March 31, 2026, 2025, and 2024 by geographic areas and distribution channels.

	Fiscal Year Ended March 31, 2026		Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024
Geographic Area	Amount	%	Amount	%	Amount	%
Japan domestic market	$93,334,102	25.0%	$62,190,446	29.6%	$57,381,922	29.3%
Hong Kong market	235,960,125	63.2%	104,685,311	49.8%	100,982,052	51.6%
The United States market	32,126,830	8.6%	19,515,109	9.3%	17,193,899	8.8%
Other overseas markets	11,802,762	3.2%	23,728,372	11.3%	20,123,442	10.3%
Total	$373,223,819	100.0%	$210,119,238	100.0%	$195,681,315	100.0%

	Fiscal Year Ended March 31, 2026		Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31, 2024
Distribution Channel	Amount	%	Amount	%	Amount	%
Directly-operated physical stores	$19,787,252	5.3%	$17,105,488	8.1%	$14,951,952	7.6%
Online stores	6,688,079	1.8%	7,493,259	3.6%	10,705,449	5.5%
Franchise stores and wholesale customers	346,748,488	92.9%	185,520,491	88.3%	170,023,914	86.9%
Total	$373,223,819	100.0%	$210,119,238	100.0%	$195,681,315	100.0%

Physical Stores

We currently directly operate three physical stores in three cities in Japan, six physical stores in Hong Kong, five physical stores in the U.S., two physical stores in Canada, and two physical stores in Australia, under the names “Tokyo Lifestyle,” “東京生活館,” and “REIWATAKIYA.” We choose to directly operate these physical stores because it allows us to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at our stores and to more efficiently manage our entire business operation.

The following table summarizes the information on our directly-operated physical stores as of the date of this annual report:

	Store Name	City	Size (Square Feet)	Opened
1	Quiz Gate Urawa Store	Saitama	4,702	August 31, 2018
2	Koshigaya Ryutsu Danchi Store	Koshigaya	1,732	October 1, 2021
3	Yokohama Chinatown Store	Yokohama	2,085	November 11, 2015
4	Lohas Park Store	Hong Kong	815	September 30, 2021
5	Citylink Plaza Store	Hong Kong	688	October 20, 2022
6	Facesss Store	Hong Kong	809	January 19, 2023
7	The Wai Store	Hong Kong	2,081	July 22, 2023
8	Toronto 1 Store	Ontario	636	December 1, 2023
9	REIWATAKIYA BOS 2 Store	Massachusetts	2,000	December 9, 2023
10	REIWATAKIYA LV 1 Store	Las Vegas	2,113	September 1, 2023
11	REIWATAKIYA NYC1 Store	New York	3,000	April 24, 2024
12	REIWATAKIYA BOS 1 Store	Massachusetts	2,185	April 24, 2024
13	REIWATAKIYA LV 2 Store	Las Vegas	2,328	October 11, 2024
14	The Hopewell Store	Hong Kong	2,083	January 16, 2025
15	Kowloon Kai Tak Shop	Hong Kong	644	August 27, 2025
16	Toronto2 Store	Ontario	1,537	June 5, 2025
17	TOKYO LIFESTYLE Sydney 1 Store	Sydney	1,722	December 10, 2025
18	TOKYO LIFESTYLE Sydney 2 Store	Sydney	2,120	July 10, 2026

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

Our online store design offers several user-friendly features that enhance customer experience and convenience, including:

●	Browsing. Home page of our online stores arranges our product offerings into segments, such as best-selling products, cosmetics, skin care, cosmetic applicators, and body care. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews, and ratings.

●	Sales Functionalities. We create an enjoyable shopping experience for our customers by allowing them to view the popularity of each product and the number of products left in stock. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on our webpages.

●	Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our online stores to display recent purchase records for each product to highlight the item’s popularity and encourage previous purchasers to share their feedback. We have established a large and active online review community. As of the date of this annual report, there were an aggregate of approximately 22,000 product reviews or short customer comments on our online stores. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards, such as rebates and free samples, for posting reviews. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

●	Personalized Services. We offer personalized services to our customers via account management systems of third-party e-commerce marketplace operators by allowing customers to customize their payment and delivery preferences. Customers can link their accounts on our online stores with other popular social networks and payment platforms in Japan and Korea. To facilitate the ease of the checkout process for our repeat customers, the database of third-party e-commerce marketplace operators keeps track of these customers’ preferred delivery address, shipping method, and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via emails, text messages, and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

We deliver orders placed on our online stores or by our EC Wholesale Customers to all areas in Japan and Korea from our distribution centers or third-party warehouses through reputable third-party delivery companies with nationwide coverage, such as Nippon Express, FedEx, and UPS, and regional delivery companies. We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company and optimize the delivery process, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. Our logistics agreements with third-party delivery companies typically have a term of one year and are automatically renewed for successive one-year terms, unless earlier terminated.

Franchise Stores and Wholesale Customers

As of the date of this annual report, we have one franchise store in the U.S., two franchise stores in the U.K., two franchise stores in Hong Kong, one franchise store in Thailand, one franchise store in Vietnam, and four franchise stores in Japan. The following table summarizes the information on our franchise stores:

City	Number of Franchise Stores	Total Size (Square Feet)	Opened
Seattle	1	1,200	December 2017
London	2	2,044	May 2021 and October 2023
Tokyo	4	10,151	July 2023, August 2023, and October 2023
Hong Kong	2	1,516	September 2024
Bangkok	1	1,474	February 2025
Ho Chi Minh	1	2,476	October 2025

In addition, as of the date of this annual report, we have approximately 270 wholesale customers in Japan and other countries, including Hong Kong, the U.S., Australia, Vietnam, Thailand, and Canada.

Franchise Profile and Trademark License Agreements

As of the date of this annual report, we have one franchisee operating one U.S. franchise store, one franchisee operating two U.K. franchise stores, one franchisee operating two Hong Kong franchise stores, one franchisee operating one Vietnam franchise store, one franchisee operating one Thailand franchise store, and four franchisees operating four Japan franchise stores. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment.

We enter into trademark license agreements with overseas franchisees, under which the overseas franchisee is granted a revocable license and non-exclusive right to use certain of our trademarks, such as “東京生活館,” “Tokyo Lifestyle” and “REIWATAKIYA,” solely for the purposes of selling, promoting sales of, and performing post-sale and other support relating to the products we sell to the overseas franchisee. In exchange, the overseas franchisee is required to pay a monthly royalty fee of ¥60,000 (approximately $568) per franchise store and to purchase at least 75% of the products sold in their stores (except heavy products, such as purified water) from us. Regarding the remaining 25% of the products sold in their stores, we do not limit the kinds of products that our overseas franchisees may purchase from third parties or the sources of such products. The trademark license agreements have a term of one year and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. We also have the right, subject to applicable laws in Japan, to terminate a trademark license agreement for a variety of reasons, including a franchisee’s violation or threatened violation of the agreement, discontinuation of business, or a material change in the shareholding structure of the franchisee, among others.

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

As of the date of this annual report, the revenue generated from the KOL advertising related services was $2,997,912, $1,906,264, and $2,039,346, representing 0.8%, 0.9%, and 1.0% of our total revenue during the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Customers and Customer Service

Since our directly-operated physical stores in Japan are mostly located in commercial districts and tourist areas which foreigners who live in Japan and tourists often visit, the majority of the customers of our physical stores in Japan are foreigners who live in Japan and tourists who visit Japan and are between the ages of 30 to 50 years old. Our directly-operated physical stores in Hong Kong are mostly located in commercial districts and tourist areas and the majority of the customers of our physical stores in Hong Kong are residents and tourists and are between the ages of 30 to 50 years old. Our directly-operated physical stores in Australia, Canada and the U.S. are mostly located in commercial districts and tourist areas and the majority of the customers of our physical stores in Australia, Canada and the U.S. are residents and tourists and are between the ages of 20 to 50 years old. The majority of the customers of our online stores are between the ages of 18 to 45 years old. We periodically conduct qualitative customer surveys, helping us build a stronger understanding of our market position and our customers’ purchasing habits. For details about our wholesale customers, see “—Our Distribution Channels—Franchise Stores and Wholesale Customers—Relationships with Wholesale Customers.”

We believe our emphasis on customer service enhances our brand image and customer loyalty. As of March 31, 2026, our directly-operated physical stores had approximately 68 full-time employees and independent contractors, who also serve as customer service representatives and are required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling, and communication skills before they are allowed to begin working at our stores. As of August 2022, the third-party e-commerce marketplace operators of our overseas online stores used approximately 12 customer service representatives. After outsourcing our overseas online stores operations in August 2022, the third-party e-commerce marketplace operators, who became our EC Wholesale Customers, continued to use customer service representatives for our overseas online stores. For details about outsourcing operations of our overseas online stores, see “—Our Distribution Channels—Online Stores.” Customers can access these online representatives 24 hours a day, seven days a week. The third-party e-commerce marketplace operators train these customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints.

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

As part of our marketing campaign, customers in our directly-operated physical stores in Japan, Hong Kong, Australia, the U.S., and Canada can enroll in our rewards program, which is primarily a spend-based loyalty program, and get a rewards card. In Japan, members of our rewards program earn one membership point for each ¥100 spent in our directly-operated physical stores and subsequently each membership point can be used as ¥1 at our directly-operated physical stores when making payments; in Hong Kong, members of our rewards program earn one membership point for each HKD spent in our directly-operated physical stores and subsequently each 250 membership points can be used as HKD1 at our directly-operated physical stores when making payments; in Australia, members of our rewards program earn one membership point for each AUD spent in our directly-operated physical stores and subsequently each 30 membership points can be used as AUD1 at our directly-operated physical stores when making payments; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada; the membership points are valid for one year starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. Membership points are reviewed and reset annually on June 30 at directly-operated physical stores in Australia. Only points earned within the most recent six months will be retained, and points earned more than six months prior to June 30 will automatically expire. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada. Certain discount pricing is only available to members of our rewards program. After a customer enrolls in our rewards program, we communicate via the customer’s preferred method: e-mail, traditional mail, or text messages. As of March 31, 2026, 2025, and 2024 approximately 753,334, 604,790, and 523,628 customers had enrolled in our rewards program, respectively. We intend to further extend this program to enhance customer acquisition and retention.

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

We have developed a mobile shopping app named “TOKYOLIFESTYLE” (the “App”) on the App Store and Google Play. The App was launched in December 2024. Featuring wide product availability, customized product recommendations, and convenient shopping experiences, the App is designed to become one of the leading global retail e-commerce platforms, by offering users a distinctive Japanese shopping experience. We plan to expand our business overseas by providing both online live sales promotions and physical store shopping experiences. In August and September 2025, Tokyo Lifestyle Limited entered a cooperation agreement along and a supplementary agreement, respectively (collectively, the “App Cooperation Agreements”) with HK Artemis Limited (“HK Artemis”), a Hong Kong-based private company, to jointly drive the online sales through the App in Hong Kong. Pursuant to the App Cooperation Agreements, Tokyo Lifestyle Limited agrees to transfer ownership of the App to HK Artemis under a payment arrangement made in installments by HK Artemis within three years. In addition, Tokyo Lifestyle Limited has granted HK Artemis a non-exclusive, three-year license to use the “TokyoLifestyle” trademark and related brand identifiers in connection with the App and its associated online business activities. This license is subject to HK Artemis meeting specified minimum sales targets and investment commitments.

Suppliers

We have an extensive network of suppliers, consisting primarily of cosmetics and pharmaceutical companies and distributors. During the fiscal year ended March 31, 2026, we directly sourced from 129 cosmetics companies and distributors and 20 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2025, we directly sourced from 124 cosmetics companies and distributors and 14 pharmaceutical companies and distributors. During the fiscal year ended March 31, 2024, we directly sourced from 113 cosmetics companies and distributors and 11 pharmaceutical companies and distributors. For the fiscal year ended March 31, 2026, three suppliers accounted for approximately 20.6%, 18.6% and 10.9% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of our purchases in terms of monetary value, respectively. For the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of our purchases in terms of monetary value, respectively.

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

Competition

The beauty and health product, sundry product, luxury product, electronic product, and collectible card and trendy toy markets in Hong Kong, Japan, Thailand, Vietnam, Australia, Canada, the U.K., and the U.S. are fragmented and highly competitive. We primarily compete against other offline and online retailers and wholesalers of these products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products luxury products, electronic products, collectible cards and trendy toys, and other products. We believe we are well-positioned to effectively compete on the basis of price, quality of products, in-store presence, customer service, and e-commerce initiatives. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.”

Employees

We had 160, 130, and 140 full-time employees as of March 31, 2026, 2025, and 2024, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of March 31, 2026:

Function:	Number
Management	45
Store	65
Sales	50
Total	160

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

In addition to our full-time employees, we had 120, 115, and 99 independent contractors as of March 31, 2026, 2025, and 2024 respectively. These independent contractors are primarily responsible for customer services and assisting our full-time employees.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We own our headquarters location in Tokyo and we lease an aggregate of approximately 18,670 square feet of physical store, franchise stores, office, and residence space in Tokyo. We also own premises in Koshigaya on which we are operating a distribution center of approximately 26,900 square feet, lease an aggregate of approximately 8,519 square feet of physical and franchise store space in Koshigaya, Saitama, Yokohama, and three parking lots in Koshigaya, Saitama, and Tokyo, lease an aggregate of approximately 11,338 square feet of physical store and warehouse space in Hong Kong, lease an aggregate of approximately 2,173 square feet of the physical store in Canada, lease an aggregate of approximately 2,322 square feet of the physical stores in Australia, and lease an aggregate of approximately 11,626 square feet of physical stores in the U.S. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square feet, excluding parking lots)	Use	Lease Term (years)
Tokyo	3,934	Four franchise stores, offices, residence, and one parking lot	1 to 15
Saitama	34,633	Physical store and parking lot	5
Yokohama	2,085	Physical store	10
Hong Kong	11,338	Six physical stores, one franchise store, and one warehouse	1 to 3
Ontario	2,173	Two physical stores	5
Massachusetts	4,185	Two physical stores	5
Las Vegas	4,441	Two physical stores	3
New York	3,000	Physical store	5
Vietnam	2,476	Franchise store	5
Australia	4,442	Two physical stores and one warehouse	5

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

As of March 31, 2026, we owned 18 trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date

1	東京生活館	Word	Class 3, 5, and 44	5855378	June 3, 2016	June 3, 2036

2		Logo	Class 3, 5, and 44	5855379	June 3, 2016	June 3, 2036

3	東京生活館	Word	Class 35	5865658	July 8, 2016	July 8, 2036

4		Logo	Class 35	5868655	July 22, 2016	July 22, 2036

5		Logo	Class 3, 10, 21, and 35	5880029	September 9, 2016	September 9, 2026

6		Logo	Class 3, 10, 21, and 35	5880030	September 9, 2016	September 9, 2026

7		Logo	Class 3, 10, 21, and 35	5880058	September 9, 2016	September 9, 2026

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
8		Logo	Class 35 and 44	6044473	May 18, 2018	May 18, 2028

9		Logo	Class 3 and 35	6068378	August 3, 2018	August 3, 2028

10		Logo	Class 3 and 35	6099304	November 16, 2018	November 16, 2028

11	TOKYO PLUS	Word	Class 35	6183713	September 27, 2019	September 27, 2029

12	JLENSES	Word	Class 35	6183714	September 27, 2019	September 27, 2029

13	令和多喜屋	Word	Class 3, 5, 35, and 44	6325574	December 7, 2020	December 7, 2030

14	Tokyo beauty house	Word	Class 3, 5, 35, and 44	6247380	April 22, 2020	April 22, 2030

15	Tokyo life house	Word	Class 3, 5, 35, and 44	6247381	April 22, 2020	April 22, 2030

16		Word	Class 3, 5, 35, and 44	6264856	July 1, 2020	July 1, 2030

17		Word	Class 3, 5, 35, and 44	6270405	July 16, 2020	July 16, 2030

18	賢者の乳酸菌	Word	Class 5	6699400	May 18, 2023	May 18, 2033

In addition, as of March 31, 2026, we had registered one domain name relating to our business, namely 賢者乳酸菌 in Japan.

As of March 31, 2026, we also had 12 pending trademark registration; we also owned the following 28 trademarks in other countries and regions:

No.	Trademark	Country/Region	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		China	Word	Class 35	41941705	July 28, 2020	July 27, 2030

2		Hong Kong	Logo	Class 35	304969081	Jun 21, 2019	June 20, 2029

3		Hong Kong	Word	Class 35	305097844	October 30, 2019	October 29, 2029

4		Hong Kong	Word	Class 3	302845495	December 20, 2013	December 19, 2033

5		Hong Kong	Word	Class 3, 5, 35, and 44	304300073	April 24, 2018	October 11, 2027

6		Hong Kong	Logo	Class 35 and 44	304300064	March 19, 2018	October 11, 2027

7		Hong Kong	Logo	Class 35	304483044	April 4, 2018	April 3, 2028

8		Hong Kong	Logo	Class 35	304715703	October 29, 2018	October 28, 2028

9		Hong Kong	Logo	Class 35	304719060	October 31, 2018	October 30, 2028

10		Macao	Word	Class 35	N/161717	April 27, 2020	April 27, 2027

11		Macao	Word	Class 5	N/135119	September 10, 2018	September 10, 2032

12		Macao	Word	Class 44	N/135121	September 10, 2018	September 10, 2032

13		U.S.	Word	Class 35	87713467	March 12, 2019	March 11, 2029

14		U.S.	Logo	Class 35	87713490	September 10, 2019	September 9, 2029

15	U.S.	Word	Class 35	88675151	December 29, 2020	December 28, 2030

16	Canada	Logo	Class 35 and 44	TMA1070977	January 18, 2020	January 18, 2030

17	Canada	Word	Class 35 and 44	TMA1087885	January 28, 2020	January 28, 2030

18	Australia	Word	Class 35	2047385	June 10, 2020	October 30, 2029

19	United Kingdom	Word	Class 35	UK00003441105	January 24, 2020	November 1, 2029

20	Singapore	Logo	Class 35	40202408573R	November 7, 2024	April 22, 2034

21	Singapore	Logo	Class 35	40202408572Y	November 7, 2024	April 22, 2034

22	Singapore	Logo	Class 35	40202408575U	November 7, 2024	April 22, 2034

23	Singapore	Logo	Class 35	40202408574Q	November 7, 2024	April 22, 2034

24	Thailand	Logo	Class 35	251111850	April 10, 2024	May 7, 2034

25	Thailand	Logo	Class 35	251111827	April 10, 2024	May 7, 2034

26	Malaysia	Logo	Class 35	TM2024011495	November 13, 2024	April 23, 2034

27	Malaysia	Logo	Class 35	TM2024011497	November 13, 2024	April 23, 2034

28	Canada	Logo	Class 35	TMA1317522	May 30, 2025	May 30, 2035

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

Seasonality

We experience seasonality in our business, mainly reflecting the impact of online promotional events held by e-commerce companies. For instances, Rakuten holds special promotional events in March, June, and September each year, which tend to increase revenue in the respective quarter relative to other quarters.

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

Regulations

We are subject to a number of Japanese laws and regulations that affect retailers, wholesalers, or online sellers of beauty and health products in Japan. These may involve product quality and customer protection, maintenance of websites and e-commerce, labor laws, shipping of goods, environment, food and beverage product sales, advertising, lease agreements, protection of personal information, securing of safety of pharmaceuticals and medical devices, liquor tax, secondhand dealers, and consumption tax. Because we also sell our products to individual and wholesale customers in other countries, including the U.S., the U.K., and Canada, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees, or infrastructure.

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

Operating expenses generally increase as we grow our store base and invest in corporate infrastructure. We have made investments in talent acquisition and infrastructure over the past six years which have resulted in higher operating expenses. Our operating expenses increased in the fiscal year ended March 31, 2026 as compared to last year, as discussed in detail below, and are expected to continue increasing in the future as we invest in opening new stores in Japan, Hong Kong, and other overseas countries, expand our distribution and logistics capacity, drive greater brand awareness, attract new customers, and increase our market penetration. To support our growth, we will continue to increase headcount, particularly in the sales and logistics related positions. This increase in headcount will drive higher payroll and employee-related expenses. Overall, we expect our operating expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes other income (expense), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

The following table summarizes the results of our operations during the fiscal years ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the Fiscal Years Ended March 31,		Variance
	2026	2025	Amount	%
REVENUE	$373,223,819	$210,119,238	$163,104,581	77.6%

COSTS AND OPERATING EXPENSES
Merchandise costs	345,118,553	186,201,939	158,916,614	85.3%
Selling, general and administrative expenses	24,883,467	19,198,116	5,685,351	29.6%
Total costs and operating expenses	370,002,020	205,400,055	164,601,965	80.1%

INCOME FROM OPERATIONS	3,221,799	4,719,183	(1,497,384)	(31.7)%

OTHER INCOME (EXPENSES)
Interest expense, net	(1,986,483)	(1,723,819)	(262,664)	15.2%
Additional and delinquent tax due to consumption tax correction	(2,181,256)	3,905,908	(6,087,164)	(155.8)%
Cash surrender value loss	(71,448)	-	(71,448)	(100.0)%
Gain from disposal of a subsidiary	51,639	-	51,639	100.0%
Other income, net	2,916,749	364,294	2,552,455	700.7%
Gain (loss) from foreign currency exchange	364,116	(440,055)	804,171	(182.7)%
Change in fair value of warrants liabilities	1,438,866	(2,050,211)	3,489,077	(170.2)%
Loss from equity method investments	-	(20,049)	20,049	(100.0)%
Total other income, net	532,183	36,068	496,115	1,375.5%

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	3,753,982	4,755,251	(1,001,269)	(21.1)%

PROVISION (BENEFIT) FOR INCOME TAXES	3,102,686	(1,883,237)	4,985,923	(264.8)%

NET INCOME	$651,296	$6,638,488	$(5,987,192)	(90.2)%

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan, Hong Kong, the United States, Canada, and Australia, (ii) online stores through our websites and various e-commerce marketplaces in Japan, as well as services income from advertising business through KOLs as well as supporting services to online celebrities, and (iii) franchise stores in Japan, Hong Kong, the U.S., Vietnam, Thailand, and the U.K., and wholesale customers in Japan and other countries, including Hong Kong, the U.S., and Canada.

Our total revenue increased by $163,104,581, or 77.6%, from $210,119,238 for the fiscal year ended March 31, 2025 to $373,223,819 for the fiscal year ended March 31, 2026. The increase in our revenue consists of increased revenue from directly-operated physical stores and franchise stores and wholesale customers, which was partially offset by the decreased revenue from online stores and services. Revenue generated from companies located in Japan accounted for 52.9% and 70.5% of our total revenue for the fiscal years ended March 31, 2026 and 2025, respectively. Revenue generated from companies located in Hong Kong and others accounted for 47.1% and 29.5% of our total revenue for the fiscal years ended March 31, 2026 and 2025, respectively.

The following table sets forth the breakdown of our revenue for the fiscal years ended March 31, 2026 and 2025, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Directly-operated physical stores	$19,787,253	5.3%	$17,105,489	8.1%	$2,681,764	15.7%
Online stores and services	6,688,079	1.8%	7,493,259	3.6%	(805,180)	(10.7)%
Franchise stores and wholesale customers	346,748,487	92.9%	185,520,490	88.3%	161,227,997	86.9%
Total Revenue	$373,223,819	100.0%	$210,119,238	100.0%	$163,104,581	77.6%

Revenue from directly-operated physical stores increased by $2,681,764, or 15.7%, from $17,105,489 for the fiscal year ended March 31, 2025 to $19,787,253 for the fiscal year ended March 31, 2026. The increase was mainly due to increased revenue generated from our existing directly-operated physical stores in Hong Kong as a result of their full-year operations, as well as the opening of two new physical stores in Hong Kong during the fiscal year ended March 31, 2026. In addition, we offered promotion activities and price discounts, which attracted more customers to make purchases at our physical stores, and revenue from our existing physical stores in Hong Kong also increased in the fiscal year ended March 31, 2026, compared to the prior year. The above-mentioned increase was partially offset by a decrease in revenue from directly-operated physical stores in Japan, resulting from the closure of one physical store and the transformation of another physical store during the fiscal year ended March 31, 2026. We proactively optimized our store structure and converted this underperforming physical store in Japan into a franchise store, in order to improve our cash flow and working capital. Following the change, the store began purchasing products from us like other franchise stores, and accordingly, the related revenue was recorded under franchise stores and wholesale customers.

Revenue from online stores and services decreased by $805,180, or 10.7%, from $7,493,259 for the fiscal year ended March 31, 2025 to $6,688,079 for the fiscal year ended March 31, 2026. The decrease was mainly due to a reduction in the number of online stores, as we closed certain underperforming online stores to improve our profitability. The decrease was partially offset by an increase in revenue from services, which resulted from new customers that we developed.

Revenue from franchise stores and wholesale customers increased by $161,227,997, or 86.9%, from $185,520,490 for the fiscal year ended March 31, 2025 to $346,748,487 for the fiscal year ended March 31, 2026. The increase was mainly due to the newly launched pre-owned watch business during the fiscal year ended March 31, 2026, which drove substantial growth in revenue from sales of luxury products. During the fiscal year ended March 31, 2026, we successfully entered the pre-owned luxury watch segment as a strategic expansion that more than doubled revenue from franchise stores and wholesale customers and meaningfully expanded our market share. This deliberate strategy strengthens our wholesale platform and supplier relationships. In addition, there was increased revenue from the new wholesale customers as we continued to expand our customer base by entering into business relationships with new wholesale customers during the fiscal year ended March 31, 2026.

The following table sets forth the breakdown of our revenue denominated in Japanese Yen for the fiscal years ended March 31, 2026 and 2025, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Directly-operated physical stores	¥2,965,480,202	5.3%	¥2,597,617,412	8.1%	¥367,862,790	14.2%
Online stores and services	999,276,395	1.8%	1,139,600,122	3.6%	(140,323,727)	(12.3)%
Franchise stores and wholesale customers	52,170,085,882	92.9%	28,215,579,970	88.3%	23,954,505,912	84.9%
Total Revenue	¥56,134,842,479	100.0%	¥31,952,797,504	100.0%	¥24,182,044,975	75.7%

Our total revenue denominated in Japanese Yen increased by ¥24,182,044,975, or 75.7%, from ¥31,952,797,504 for the fiscal year ended March 31, 2025 to ¥56,134,842,479 for the fiscal year ended March 31, 2026. The increase was mainly due to increased revenue from franchise stores and wholesale customers by ¥23,954,505,912, or 84.9%, from ¥28,215,579,970 for the fiscal year ended March 31, 2025 to ¥52,170,085,882 for the fiscal year ended March 31, 2026, as well as increased revenue from directly-operated physical stores by ¥367,862,790, or 14.2%, from ¥2,597,617,412 for the fiscal year ended March 31, 2025 to ¥2,965,480,202 for the fiscal year ended March 31, 2026. The increase was partially offset by the decreased revenue from online stores and services by ¥140,323,727, or 12.3%, from ¥1,139,600,122 for the fiscal year ended March 31, 2025 to ¥999,276,395 for the fiscal year ended March 31, 2026.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended March 31, 2026 and 2025, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2026	%	2025	%	Amount	%
Directly-operated physical stores	$15,124,704	4.4%	$13,314,279	7.2%	$1,810,425	13.6%
Online stores and services	4,381,980	1.3%	5,668,519	3.0%	(1,286,539)	(22.7)%
Franchise stores and wholesale customers	325,611,869	94.3%	167,219,141	89.8%	158,392,728	94.7%
Total Cost of Revenue	$345,118,553	100.0%	$186,201,939	100.0%	$158,916,614	85.3%

Cost of revenue from directly-operated physical stores increased by $1,810,425, or 13.6%, from $13,314,279 for the fiscal year ended March 31, 2025 to $15,124,704 for the fiscal year ended March 31, 2026. The percentage increase in cost of revenue was largely in line with the percentage increase in revenue.

Cost of revenue from online stores and services decreased by $1,286,539, or 22.7%, from $5,668,519 for the fiscal year ended March 31, 2025 to $4,381,980 for the fiscal year ended March 31, 2026. The percentage decrease in cost of revenue was more than the percentage decrease in revenue, as discussed in greater detail below.

Cost of revenue from franchise stores and wholesale customers increased by $158,392,728, or 94.7%, from $167,219,141 for the fiscal year ended March 31, 2025 to $325,611,869 for the fiscal year ended March 31, 2026. The percentage increase in cost of revenue was more than the percentage increase in revenue, as discussed in greater detail below.

Gross Profit and Gross Margin

Our gross profit increased by $4,187,967, or 17.5%, from $23,917,299 for the fiscal year ended March 31, 2025 to $28,105,266 for the fiscal year ended March 31, 2026. The increase was mainly attributable to the overall increase in revenue. Our gross margin decreased by 3.9 percentage points from 11.4% for the fiscal year ended March 31, 2025 to 7.5% for the fiscal year ended March 31, 2026.

The decrease in overall gross margin was primarily attributable to shifts in our revenue mix, as revenue from franchise stores and wholesale customers, which carry relatively lower gross margins, accounted for a significantly larger proportion of total revenue during the fiscal year ended March 31, 2026. While this business model typically delivers lower gross margins, it is also characterized by lower operating expenses and reduced capital intensity, which aligns with our asset-light development strategy. During the fiscal year ended March 31, 2026, we continued to expand our wholesale customer base, distribution network and luxury product portfolio, driving rapid growth in our franchise stores and wholesale customer business and placing downward pressure on our overall gross margin. Management believes this deliberate strategic adjustment to our business mix will enhance operational efficiency, capital efficiency and the Company’s long-term growth profile.

The following table sets forth the breakdown of our gross profit for the fiscal years ended March 31, 2026 and 2025, respectively:

	For the Fiscal Years Ended March 31,				Variance
	2026	Margin %	2025	Margin %	Amount	%
Directly-operated physical stores	$4,662,549	23.6%	$3,791,210	22.2%	$871,339	23.0%
Online stores and services	2,306,099	34.5%	1,824,740	24.4%	481,359	26.4%
Franchise stores and wholesale customers	21,136,618	6.1%	18,301,349	9.9%	2,835,269	15.5%
Total Gross Margin and Margin %	$28,105,266	7.5%	$23,917,299	11.4%	$4,187,967	17.5%

The gross profit of directly-operated physical stores increased by $871,339, or 23.0%, from $3,791,210 for the fiscal year ended March 31, 2025 to $4,662,549 for the fiscal year ended March 31, 2026, which was mainly due to the increase in revenue. The gross margin from directly-operated physical stores remained relatively stable, with a slight increase of 1.4 percentage points from 22.2% for the fiscal year ended March 31, 2025 to 23.6% for the fiscal year ended March 31, 2026.

The gross profit of online stores and services increased by $481,359, or 26.4%, from $1,824,740 for the fiscal year ended March 31, 2025 to $2,306,099 for the fiscal year ended March 31, 2026. The gross margin from online stores and services increased by 10.1 percentage points, from 24.4% for the fiscal year ended March 31, 2025, to 34.5% for the fiscal year ended March 31, 2026. The increase was mainly due to the increased revenue from advertising services through KOLs as well as supporting services to online celebrities, which have relatively higher gross margins during the fiscal year ended March 31, 2026.

The gross profit of franchise stores and from wholesale customers increased by $2,835,269, or 15.5%, from $18,301,349 for the fiscal year ended March 31, 2025 to $21,136,618 for the fiscal year ended March 31, 2026, mainly due to the increased revenue from franchise stores and wholesale customers. The gross margin from franchise stores and wholesale customers decreased by 3.8 percentage points from 9.9% for the fiscal year ended March 31, 2025 to 6.1% for the fiscal year ended March 31, 2026. The decrease in gross margin was mainly due to the increased sales of luxury products which have relatively lower gross margins during the fiscal year ended March 31, 2026.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation. Our operating expenses as a percentage of total revenue improved to 6.7% for the fiscal year ended March 31, 2026 from 9.1% for the fiscal year ended March 31, 2025. This 2.4 percentage points decline reflects early operating leverage across our business, as our revenue scaled faster than our operating cost base.

	For the Fiscal Years Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%

Other expenses	$8,352,143	33.6%	$5,704,627	29.7%	$2,647,516	46.4%
Provision for (net recovery of) credit losses	915,388	3.6%	(220,368)	(1.2)%	1,135,756	(515.4)%
Payroll, employee benefit expenses and bonus expenses	7,406,662	29.8%	6,546,165	34.1%	860,497	13.1%
Professional service fees	3,864,217	15.5%	3,237,457	16.9%	626,760	19.4%
Promotion and advertising expenses	772,712	3.1%	167,275	0.9%	605,437	361.9%
Lease expenses	2,779,487	11.2%	2,453,729	12.8%	325,758	13.3%
Transaction commission	792,858	3.2%	1,309,231	6.8%	(516,373)	(39.4)%
Total operating expenses	$24,883,467	100.0%	$19,198,116	100.0%	$5,685,351	29.6%

Operating expenses increased by $5,685,351, or 29.6%, from $19,198,116 for the fiscal year ended March 31, 2025 to $24,883,467 for the fiscal year ended March 31, 2026. The increase in operating expenses was primarily attributable to the following factors:

(1)	an increase in other expenses by $2,647,516, or 46.4%, from $5,704,627 for the fiscal year ended March 31, 2025 to $8,352,143 for the fiscal year ended March 31, 2026. The increase was mainly due to higher shipping expenses and other costs resulting from the growth in the scale of the Company’s operations;

(2)	an increase in provision for credit losses by $1,135,756, or 515.4%, from a net recovery of credit losses of $220,368 for the fiscal year ended March 31, 2025, to a provision for credit losses of $915,388 for the fiscal year ended March 31, 2026. The increase in the provision for credit losses was mainly due to the significant increase in revenue and accounts receivable from franchise stores and wholesale customers, which resulted in a larger provision for credit losses during the fiscal year ended March 31, 2026;

(3)	an increase in payroll, employee benefit expenses, and bonus expenses by $860,497, or 13.1%, from $6,546,165 for the fiscal year ended March 31, 2025 to $7,406,662 for the fiscal year ended March 31, 2026. The increase was mainly due to the increased headcount caused by the expansion of the Company’s business operations;

(4)	an increase in professional service fees by $626,760, or 19.4%, from $3,237,457 for the fiscal year ended March 31, 2025 to $3,864,217 for the fiscal year ended March 31, 2026. The increase was mainly due to higher service fees incurred to accelerate the collection of accounts receivable, partially offset by a decrease in professional fees paid for a series of financial investigation services that were required by banks in connection with the Company’s borrowings;

(5)	an increase in promotion and advertising expenses by $605,437, or 361.9%, from $167,275 for the fiscal year ended March 31, 2025 to $772,712 for the fiscal year ended March 31, 2026. The increase was mainly due to the Company’s intensified advertising and promotional efforts during the fiscal year ended March 31, 2026 to drive sales revenue growth;

(6)	an increase in lease expenses by $325,758, or 13.3%, from $2,453,729 for the fiscal year ended March 31, 2025 to $2,779,487 for the fiscal year ended March 31, 2026. The increase was mainly due to the opening of new physical stores in Hong Kong and Australia in the fiscal year ended March 31, 2026; and

(7)	a decrease in transaction commission paid to third-party e-commerce marketplace operators by $516,373, or 39.4%, from $1,309,231 for the fiscal year ended March 31, 2025 to $792,858 for the fiscal year ended March 31, 2026. We paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on our sales amount. The decrease in transaction commission was in line with the decrease in the Company’s online sales.

Interest Expenses, net

Our interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Our interest expenses, net increased by $262,664, or 15.2%, from $1,723,819 for the fiscal year ended March 31, 2025 to $1,986,483 for the fiscal year ended March 31, 2026. The increase was mainly due to an increase in interest expenses of $555,980, which was mainly due to the increased weighted average interest rate for the fiscal year ended March 31, 2026, which was partially offset by the decrease in amortized loan service costs in relation to our syndicated loans by $296,041.

Additional and Delinquent Tax Due to Consumption Tax Correction

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into our consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, we were required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by our suppliers and customers, we entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment.

On July 31, 2023, we received a reassessment notice from the Tokyo Regional Taxation Bureau, for additional consumption tax liability on a period-by-period basis. Based on this reassessment, we recognized the additional tax for understatement and delinquent tax of $628,876 during the fiscal year ended March 31, 2024.

However, we contested this reassessment and filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties. On February 13, 2025, we received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld our request and annulled the disposition. Accordingly, we recorded a recovery of $3,905,908 during the fiscal year ended March 31, 2025, representing the reversal of upward consumption tax adjustments and the corresponding understatement surcharges and delinquent taxes imposed under the now-annulled reassessment.

As the annulment also invalidated the downward consumption tax adjustments granted by the tax bureau for certain other filing periods, we were required to reinstate those tax liabilities to the amounts set forth in our original amended tax return. Therefore, during the fiscal year ended March 31, 2026, we recognized $2,181,256 in additional consumption tax and related understatement surcharges.

Other Income, net

Our other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by $2,552,455, or 700.7%, from $364,294 for the fiscal year ended March 31, 2025 to $2,916,749 for the fiscal year ended March 31, 2026. The increase was mainly due to the increased gain from disposal of property and equipment as compared to the same period last year.

Gain (loss) from Foreign Currency Exchange

Gain from foreign currency exchange was $364,116 for the fiscal year ended March 31, 2026 as compared to a loss from foreign currency exchange of $440,055 for the fiscal year ended March 31, 2025. The gain from foreign currency exchange was mainly due to the fluctuations of foreign exchange rates on our accounts receivable that denominated in foreign currencies such as U.S. dollar during the fiscal year ended March 31, 2026. It was also due to the gain from foreign currency exchange by our Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during the fiscal year ended March 31, 2026.

Change in Fair Value of Warrants Liabilities

In connection with our IPO, we agreed to issue warrants to the representative of the underwriters for the IPO on January 13, 2022. On January 26, 2024, we entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 597,015 of its ADSs, at a purchase price of $6.70 per ADS. In the concurrent private placement, the Company also issued to the same investors 597,015 ADS purchase warrants The number of ADSs and the purchase price per ADS have been adjusted to reflect the ADS Ratio Change. The number of ADS purchase warrants was reset to 1,460,328 ADS purchase warrants upon the ADS Ratio Change effected on November 15, 2024. These warrants were classified as liability at fair value, and are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations and comprehensive income (loss). Change in fair value of the warrants liabilities amounted to $1,438,866 and $(2,050,211) during the fiscal years ended March 31, 2026 and 2025, respectively.

Provision (Benefit) for Income Taxes

Our provision for income taxes was $3,102,686 for the fiscal year ended March 31, 2026, compared to an income tax benefit of $1,883,237 for the fiscal year ended March 31, 2025. The provision for income taxes increased by $4,985,923, or 264.8%. The increase was mainly due to (i) higher current income tax expenses resulting from increased taxable income during the fiscal year ended March 31, 2026; (ii) the refund of tax recognized in the prior fiscal year following the ruling from the National Tax Tribunal, dated February 12, 2025, which increased the income tax benefit for the fiscal year ended March 31, 2025; and (iii) increased deferred income tax expenses arising from additional deferred tax liabilities resulting from the increase in the change in fair value of warrants liabilities during the fiscal year ended March 31, 2026.

Net Income

As a result of the foregoing, we reported a net income of $651,296 and $6,638,488 for the fiscal years ended March 31, 2026 and 2025, respectively.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such fiscal years.

	For the Fiscal Years Ended March 31,		Variance
	2025	2024	Amount	%
REVENUE	$210,119,238	$195,681,315	$14,437,923	7.4%

COSTS AND OPERATING EXPENSES
Merchandise costs	186,201,939	172,306,308	13,895,631	8.1%
Selling, general and administrative expenses	19,198,116	17,597,125	1,600,991	9.1%
Total costs and operating expenses	205,400,055	189,903,433	15,496,622	8.2%

INCOME FROM OPERATIONS	4,719,183	5,777,882	(1,058,699)	(18.3)%

OTHER INCOME (EXPENSES)
Interest expense, net	(1,723,819)	(1,611,141)	(112,678)	7.0%
Additional and delinquent tax due to consumption tax correction	3,905,908	(628,876)	4,534,784	(721.1)%
Gain from disposal of equity method investment	-	190,571	(190,571)	(100.0)%
Gain from disposal of a subsidiary	-	341,139	(341,139)	(100.0)%
Other income, net	364,294	760,435	(396,141)	(52.1)%
Gain (loss) from foreign currency exchange	(440,055)	3,065,971	(3,506,026)	(114.4)%
Change in fair value of warrants liabilities	(2,050,211)	109,173	(2,159,384)	(1,977.9)%
Loss from equity method investments	(20,049)	(69,444)	49,395	(71.1)%
Total other income, net	36,068	2,157,828	(2,121,760)	(98.3)%

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	4,755,251	7,935,710	(3,180,459)	(40.1)%

PROVISION (BENEFIT) FOR INCOME TAXES	(1,883,237)	456,774	(2,340,011)	(512.3)%

NET INCOME	$6,638,488	$7,478,936	$(840,448)	(11.2)%

Revenue

We generated revenue primarily from: (i) directly-operated physical stores in Japan, Hong Kong, the United States, and Canada, (ii) online stores through our websites and various e-commerce marketplaces in Japan, as well as services income from advertising business through KOLs as well as supporting services to online celebrities, and (iii) franchise stores in Japan, Hong Kong, the U.S., Canada, Thailand, and the U.K., and wholesale customers in Japan and other countries, including Hong Kong, the U.S., and Canada.

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

Gain from Disposal of Equity Method Investment

On December 25, 2020, we and an individual investor established Palpito Co., Ltd. (“Palpito”), a stock company incorporated in Japan pursuant to the laws of Japan. We owned 40% of the equity interests of Palpito and the registered capital was fully injected on December 31, 2020. On June 30, 2023, we entered into a share transfer agreement with DinnerBank Co., Ltd. (“DinnerBank”), formerly known as Seihinkokusai Co., Ltd., a related party of the company to sell our 40% equity interests in Palpito to DinnerBank for a cash consideration of ¥40,000,000 ($300,760). The cash consideration was fully received, and the transactions were completed on July 1, 2023, and we recorded a gain from disposal of equity method investment of $190,571 for the fiscal year ended March 31, 2024.

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

B. Liquidity and Capital Resources

As reflected in the consolidated financial statements, we had a net income of $0.7 million and cash used in operating activities of $10.3 million for the fiscal year ended March 31, 2026. Our working capital increased by $15.3 million from $35.8 million as of March 31, 2025 to $51.1 million as of March 31, 2026.

As of March 31, 2026, we had $2,115,342 in cash as compared to $4,819,639 as of March 31, 2025. As of March 31, 2026, we also had approximately $186.8 million of accounts receivable balance due from third parties. Approximately 22.3% of the March 31, 2026 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2026. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of March 31, 2026, our merchandise inventories balance amounted to approximately $14.4 million, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. As of March 31, 2026, we also had approximately $50.3 million in short-term borrowings and $13.3 million in long-term borrowings outstanding. We successfully extended the syndicated loans and one short-term loan with maturity date until March 31, 2027, and another long-term loan with maturity date until April 30, 2027. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2026	March 31, 2025

Syndicated Loans (1)	March 2027	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$42,318,277	$52,241,749
Resona Bank (2)	March 2027	3.40% - 4.05%	1,120,872	1,331,000
Best Life Technology (3)	August 2026	5.6%	2,749,430	2,750,743
Loans from HSBC (4)	April 2026 - June 2026	HIBOR#+2%	4,130,739	1,579,715
Total short-term borrowings			$50,319,318	$57,903,207

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. The Company was in compliance with such covenants as of the March 31, 2026 and 2025.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

#	HIBOR is an acronym for the Hong Kong Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Hong Kong interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. Subsequently, the Company made multiple loan extensions with the banks and extended the loans with a maturity date of March 31, 2027. The interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2026, the total outstanding balance of this loan was approximately ¥6.73 billion (approximately $42.3 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company made multiple loan extensions with the bank and extended the loan with a new maturity date of March 31, 2027.

(3)	The Company made a loan extension with the borrower and extended the loan with a new maturity date of August 4, 2026.

(4)	On September 25, 2024 and April 14, 2025, the Company entered into two bank facilities with credit lines of HK$10.0 million (approximately $1.3 million) and HK$18.0 million (approximately $2.3 million), respectively. Subsequently, on January 19, 2026, the credit line of the facility dated September 25, 2024 was increased to HK$15.0 million (approximately $1.9 million). The aggregate credit line amounted to HK$33.0 million (approximately $4.2 million) as of March 31, 2026. The interest rate was HIBOR+2%, and each maximum financing period for each drawing shall not exceed 90 days. As of March 31, 2026, the Company borrowed an aggregate of HK$32.4 million (approximately $4.1 million) under the facilities. As of the date of this report, the Company has repaid approximately $4.1 million and borrowed additional $3.4 million under the facilities. The bank facilities are guaranteed by Mr. Kanayama and the legal representative of TLS.

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2026	March 31, 2025

Japan Finance Corporation (1)	April 2027	3.20%	$1,057,431	$1,255,660
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,257,200	1,331,000
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	-	4,192,650
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2026 - February 2033	2.75% - 6.15%	1,209,921	345,303
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 - October 2025	2.990%	-	83,690
Kyrin Starway Limited (5)	No Maturity Date	4.68%	7,231,748	-
Xinrongji Catering Service (HK) Co., Ltd.	February 2031	1.20%	2,551,020	-
Total long-term borrowings			$13,307,320	$7,208,303

Current portion of long-term borrowings			$1,790,579	$706,531

Non-current portion of long-term borrowings			$11,516,741	$6,501,772

(1)	The Company made multiple loan extensions with the bank with a new maturity date of April 30, 2026. On April 14, 2026, the Company further extended the loan with a revised maturity date of April 30, 2027.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of March 31, 2025 as collateral to safeguard the loan. The loan was fully repaid during the fiscal year ended March 31, 2026.

(4)	Guaranteed by Mr. Kanayama. One of the loans was repaid in full upon maturity.

(5)	On June 27, 2025, the Company entered into a revolving loan facility agreement with the borrower, pursuant to which the Company obtained a revolving loan facility in the amount of approximately $12.8 million (HK$100.0 million) for a period of five years since the date of the agreement, at the interest rate of 4.68%. As of March 31, 2026, the Company borrowed an aggregate of HK$56.7 million (approximately $7.2 million) under the facilities. As of the date of this report, the Company has borrowed additional HK$18.1 million (approximately $2.3 million) under the facility.

As of March 31, 2026, our working capital balance was approximately $51.1 million. In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe our cash on hand, our operating cash flows and the available bank facilities will be sufficient to meet our working capital needs over the next 12 months. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth, then additional financing may be required. Our capital expenditures, including development costs related to the opening additional physical stores and facilities, maintenance and remodel expenditures, and other capital needs such as other infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debts or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We have implemented various measures to control our operating costs. Currently, in order to improve our cash flow and working capital, we have transformed another one of our underperformed directly-operated physical stores into a franchise store during the fiscal year ended March 31, 2026, so that we could improve our profitability by saving on our operating expenditure. As part of our long-term strategy, we will continue investing in IT and equipment to enhance operational efficiency and reduce costs, and we plan to continue exploring new markets while enhancing our current presence in Japan, Hong Kong, the U.S., the U.K., and Canada by analyzing features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. During the fiscal year ended March 31, 2026, we opened another two directly-operated physical stores in Hong Kong. In the next three years, we intend to open 20 additional directly-operated physical stores in the U.S., Canada, Hong Kong, Australia, Thailand, and Taiwan, and expect the expenses related to opening these stores to be approximately $5.5 million to $5.8 million; we also intend to add an aggregate of 23 new franchise stores in Japan, Southeast Asia, Macau and Europe. We plan to extend our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products. We believe this will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases, and increase customer engagement and loyalty. Even though we still expect to invest a significant amount of resources on our current expansion plans in the next few years, we are confident that we would be able to generate sufficient net income and cash flow from the operating activities of our planned new stores in the long run to support our future operations.

The following table sets forth summaries of our cash flows for the periods indicated:

	For the Fiscal Years ended March 31,
	2026	2025	2024
Net cash provided by (used in) operating activities	$(10,298,059)	$(598,739)	$1,911,955
Net cash provided by (used in) investing activities	6,096,783	(964,193)	2,713,914
Net cash provided by (used in) financing activities	4,242,735	3,967,618	(1,781,306)
Effect of exchange rate change on cash	(2,745,756)	(60,585)	(2,135,466)
Net increase (decrease) in cash	(2,704,297)	2,344,101	709,097
Cash at beginning of year	4,819,639	2,475,538	1,766,441
Cash at end of year	$2,115,342	$4,819,639	$2,475,538

Operating Activities

Net cash used in operating activities was $10,298,059 for the fiscal year ended March 31, 2026, mainly derived from net income of $651,296 for the year, and net changes in our operating assets and liabilities, which mainly included increased accounts receivable of $87.3 million, increased merchandise inventories of $10.7 million, decreased accounts payable to related parties of $2.7 million and decreased operating lease liabilities of $2.5 million, which was partially offset by the increased accounts payable of $86.3 million, increased deferred revenue of $1.3 million and increased other payables and other current liabilities of $1.2 million.

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

Investing Activities

Net cash provided by investing activities amounted to $6,096,783 for the fiscal year ended March 31, 2026, mainly due to proceeds from disposal of property and equipment in the aggregate amount of $6,988,761, partially offset by an investment in a life insurance policy of $601,771 and purchases of property and equipment of $313,995.

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

Financing Activities

Net cash provided by financing activities was $4,242,735 for the fiscal year ended March 31, 2026, which primarily consisted of proceeds from short-term borrowings of $19,427,417, proceeds from long-term borrowings of $13,992,820, proceeds from related parties borrowings of $3,359,437, and capital contribution from non-controlling shareholders of $159,884, partially offset by repayments of short-term borrowings of $24,228,319, repayments of long-term borrowings of $7,771,119, payment of dividend distribution of $530,957, and repayment of obligations under finance leases of $166,428.

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

Contractual Obligations

As of March 31, 2026, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term borrowings (1)	$50,319,318	$50,319,318	$-	$-	$-	$-	$-
Long-term borrowings (2)	13,773,527	2,033,281	1,632,941	79,072	79,065	9,856,693	92,475
Operating lease payments (3)	9,022,509	2,806,363	2,307,637	1,765,231	1,129,179	517,863	496,236
Finance lease payments (4)	170,522	89,908	35,534	16,191	15,625	13,264	-
Total	$73,285,876	$55,248,870	$3,976,112	$1,860,494	$1,223,869	$10,387,820	$588,711

(1)	Represents the outstanding principal balance of short-term loans from banks and financial institutions.

(2)	Represents the outstanding principal balance and interest payable of long-term loans from banks and financial institutions.

(3)	We lease retail store facilities, distribution centers and warehouses which are classified as operating leases in accordance with Topic 842. As of March 31, 2026, our future lease payments totaled $9,022,509.

(4)	We lease software, equipment, and furniture, which are classified as finance leases in accordance with Topic 842. As of March 31, 2026, our future lease payments totaled $170,522.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026 and 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2025 to March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our Ability to Compete Successfully

The beauty and health products markets in Japan, Hong Kong, Canada, Australia, Vietnam, Thailand, the U.K., and the U.S. are fragmented and highly-competitive. We primarily compete against other offline and online retailers and wholesalers of beauty and health products, but also increasingly face competition from retail pharmacies, discount stores, convenience stores, and supermarkets as we increase our offering of sundry products and other products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to their store and website development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

A Downturn in Economy

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. Certain recent Japanese administrations have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. This policy was terminated in March 2024. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. Furthermore, the Bank of Japan has begun normalizing monetary policy following the termination of its negative interest rate policy, and the impact of future interest rate increases, changes in monetary policy, and fluctuations in the value of the Japanese yen remains uncertain. Although the Brexit has largely been implemented, its long-term impact on global economic conditions, international trade, financial markets, and currency exchange rates remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, or other public health emergencies, the occurrence of large-scale natural disasters, such as earthquakes, typhoons, and other severe weather events, including the potential impact of major seismic events in Japan, may adversely affect the Japanese economy and consumer spending. In recent years, inflationary pressures, rising labor costs, supply chain disruptions, geopolitical tensions, and exchange rate volatility have affected global and Japanese economic conditions and may continue to adversely impact consumer spending, operating costs, and demand for our products. Any future increases in consumption taxes or other fiscal measures implemented by the Japanese government could also adversely affect consumer spending and demand for our products. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and their prices.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Impairment of long-lived assets

We evaluate our long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we recognized an impairment loss of $nil, $143,621 and $nil on long-lived assets for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

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

Our account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets, are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable, compensation receivable for consumption tax and other receivable, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of March 31, 2026 and 2025, allowance for credit losses for accounts receivable amounted to $1,886,935 and $1,040,434, respectively, allowance for credit losses for other receivables amounted to $14,131 and $14,974, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $87,954 and $93,103, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2026 and 2025, merchandise inventories write-down was $38,569 and $132,904, respectively.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2026 and 2025, we recorded deferred tax assets of $1,174,900 and $1,135,057, net of valuation allowance of $369,047 and $15,354, respectively.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Mei Kanayama	46	Representative Director and Director (Principal Executive Officer)
Youichiro Haga	60	Director and Corporate Officer (Principal Accounting and Financial Officer)
Keiichi Kimura*	60	Corporate Auditor
Akira Kotajima*	41	Corporate Auditor
Yoshie Nakamura*	47	Corporate Auditor
Yoji Takenaka	62	Independent Director
Tetsuya Sato	55	Independent Director

*	Corporate Auditors are not members of our board of directors.

Mr. Mei Kanayama has served as our representative director since June 2009 and a director since January 2008, and the representative director and director of Kaika International since October 2019. Mr. Kanayama served as the president of Hakumei Co., Ltd., a telecommunications company, between May 2008 and March 2012, and as a sales manager at Yonechiku Co., Ltd., a wholesaler and retailer of frozen marine products, dried foods, and livestock products, between July 2000 and September 2007.

Mr. Youichiro Haga has served as a director since June 2021 and a corporate officer since September 2020. Prior to joining TKLF, Mr. Haga worked at MUFG Bank, Ltd. from April 1991 to August 2020, in various roles, including deputy branch manager, senior investigator, and investigator, among others. Mr. Haga received his law degree from Hitotsubashi University in 1991.

Mr. Keiichi Kimura has served as our corporate auditor since June 2020. He has served as a residential land and building trader of Tengo Renkan Co., Ltd since March 2019. Mr. Kimura served as a residential land and building trader of at Takuetsu Kokusai Co., Ltd. between February 2014 and February 2019 and as director of Lakelands Golf Club between December 2006 and August 2013. Mr. Kimura received his bachelor’s degree in Economics from Osaka Gakuin University in 1989 and his bachelor’s degree in Business Marketing from University of Southern Queensland in 1992.

Mr. Akira Kotajima has served as our corporate auditor since June 2026. Mr. Kotajima joined DinnerBank in December 2013 and was appointed as its Representative Director in March 2016. He served as Representative Director of DinnerBank from March 2016 until July 2024, when he resigned from the position and left the company. He received his certificate of completion in Japanese Language, Culture and Humanities from International Air Resort College, Niigata, Japan in March 2007.

Ms. Yoshie Nakamura has served as our corporate auditor since June 2026. Ms. Nakamura joined Shinichi Shoji Co., Ltd. in March 2017 and remained with the company until her retirement in November 2022. She joined Kosei Co., Ltd. in July 2023, where she currently serves. She received her bachelor’s degree in Early Childhood Education from Jilin Early Childhood Teachers College in July 2001.

Mr. Yoji Takenaka has served as our independent director since June 2021. Mr. Takenaka has been a lawyer at Takenaka Law Office, which he founded, since April 2005. Mr. Takenaka worked as a lawyer at Yamamoto Takayuki Law Office from April 1993 to March 2005. Mr. Takenaka received his bachelor’s degree in Politics from Waseda University in 1986.

Mr. Tetsuya Sato has served as our independent director since June 2021. Mr. Sato has served as the CFO of RSK Co., Ltd since July 2019, and served as president of WDM Co., Ltd between June 2017 and June 2019. Mr. Sato was in charge of business related to Nippon Telegraph and Telephone at Terrada Logicom Co., Ltd in Mitsubishi Corporation between January 2005 and May 2016. Mr. Sato also worked part-time at various Japanese companies, including MGB Co., Ltd where he has served as a corporate officer since April 2020, Japan Enmei Co., Ltd where he served as CFO between June 2018 and June 2019, as vice president and M&A division director between April 2018 and May 2018, and as M&A division director between September 2006 and May 2016, DDZ Co., Ltd where he served as president between July 2017 and March 2018, and Soken Beverage Co., Ltd where he served as auditor between June 2016 and May 2017. Mr. Sato received his Doctor of Business Administration degree from Josai International University in 2020.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Mei Kanayama, our representative director, beneficially owns approximately 59.27% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

B. Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our Articles of Incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors, and compensation for a corporate auditor is fixed by consultation among corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.

For the fiscal year ended March 31, 2026, we paid an aggregate of approximately $365,974 as compensation to our directors and senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and senior management.

C. Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our Articles of Incorporation, we are required to have not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Board of Corporate Auditors

We currently have three corporate auditors. As required under our amended Articles of Incorporation and the Companies Act, we have structured our corporate governance system as a company with a board of corporate auditors. Under the Companies Act and our Articles of Incorporation, we are required to have no fewer than three and no more than 10 corporate auditors, and at least half of corporate auditors must be outside corporate auditors as defined in Article 2, Item 16 of the Companies Act. Corporate auditors are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees, or accounting advisors (kaikei sanyo) of us or our subsidiary.

The function of a corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to audit the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our Articles of Incorporation, or another significant improper matter, such corporate auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our Articles of Incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our Articles of Incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

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

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Our Articles of Incorporation provide that notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the date of the meeting, provided that such period may be shortened in cases of urgent necessity. A meeting of the board of corporate auditors may be held without following the convocation procedures if all corporate auditors consent thereto. Matters concerning the board of corporate auditors are governed not only by laws and regulations and our Articles of Incorporation, but also by the Rules of the Board of Corporate Auditors established by the board of corporate auditors.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1) :
Mei Kanayama(2)	25,086,160	59.27%
Youichiro Haga	—	—
Keiichi Kimura	—	—
Akira Kotajima	—	—
Yoshie Nakamura	—	—
Yoji Takenaka	—	—
Tetsuya Sato	—	—

All directors and senior management as a group (seven individuals):	25,086,160	59.27%

5% Shareholders:
Tokushin G.K.(3)	13,575,104	32.07%
Grand Elec-Tech Limited(4)	2,672,460	6.31%

(1)	Unless otherwise indicated, the business address of each of the individuals is Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, 130-0022, Japan.

(2)	Represents (i) 7,216,436 Ordinary Shares held personally, (ii) 1,622,160 Ordinary Shares in the form of ADSs held personally, (iii) 13,575,104 Ordinary Shares held through Tokushin G. K., a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, and (iv) 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited. Grand Elec-Tech Limited has delegated to Mr. Kanayama all authority to exercise the voting rights of the Ordinary Shares it beneficially owns.

(3)	Represents 13,575,104 Ordinary Shares held by Tokushin G. K. The registered address of Tokushin G. K. is #4810, 2-3-30 Harumi, Chuo-ku, Tokyo, Japan.

(4)	Represents 2,672,460 Ordinary Shares in the form of ADSs held by Grand Elec-Tech Limited, a British Virgin Islands company, which is 100% owned by Zhiyong Chen. The registered address of Grand Elec-Tech Limited is Wickhams Cay 1I, Road Town, Tortola, British Virgin Islands according to the Schedule 13G filed by Grand Elec-Tech Limited on February 10, 2022 with the SEC.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Material Transactions with Related Parties

During the period from the beginning of our preceding three fiscal years up to the date of this annual report, we have engaged in the following transactions with our directors, senior management, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Name of Related Party	Relationship to Us
Mr. Mei Kanayama	Our representative director, director and controlling shareholder
DinnerBank	An entity of which Mr. Kanayama’s wife is a director and the representative director
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Palpito	An equity investment entity of the Company, which was sold to DinnerBank on June 30, 2023.
Tokushin G.K.	A shareholder of the Company
Crossing Cards	An equity investment entity of the Company

Accounts Receivable, net - Related Parties

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank	$4,866	$105
Takuetsu Kokusai Co., Ltd.	-	12
Subtotal	4,866	117
Less: allowance for credit losses	-	-
Total accounts receivable, net –related parties	$4,866	$117

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank (1)	$1,216,228	$476
Takuetsu Kokusai Co., Ltd.	725	732
Total due from related parties	$1,216,953	$1,208

(1)	The amount due from DinnerBank mainly consists of the following: 1) uncollected sales proceeds of ¥128,582,020 ($808,267) arising from the disposal of the warehouse property under the sales-and-leaseback arrangement (see Note 8 of our consolidated financial statements). This outstanding receivable has been fully collected as of the date of this report; 2) a rental security deposit of ¥55.0 million ($345,730) for the leaseback property under the above-mentioned transaction (see Note 8 of our consolidated financial statements); and 3) a rental security deposit of ¥9.9 million ($62,231) under another office lease agreement with DinnerBank.

c.	Accounts payable - related parties

Related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank	$-	$2,678,588
Crossing Cards	154	-
Total accounts payable – related parties	$154	$2,678,588

These accounts payable to related parties were related to products we purchased from these related parties. See “—Purchase from Related Parties” for more information.

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
Mr. Mei Kanayama	$418,627	$13,930
Tokushin G.K.	6,443	3,328
DinnerBank	1,086	10,420
Total due to related parties	$426,156	$27,678

e.	Due to related parties – non-current

Due to related parties – non-current consisted of the following:

Name	March 31, 2026	March 31, 2025
Tokushin G.K. (1)	$1,885,800	$-
Mr. Mei Kanayama (2)	956,633	-
Total due to related parties	$2,842,433	$-

(1)	Amount due to this related party is loan borrowed from Tokushin G.K. for working capital during the Company’s normal course of business for five years with maturity date on January 31, 2031. The loan bears a fixed interest rate of 2.0% per annum.

(2)	Amount due to this related party is loan borrowed from Mr. Mei Kanayama for working capital during the Company’s normal course of business for five years with maturity date on January 31, 2031. The loan bears a fixed interest rate of 4.35% per annum.

f.	Sales to related parties

	For the Fiscal Years Ended March 31,
Name	2026	2025	2024
DinnerBank (1)	$2,879	$7,840,934	$5,992,219
Palpito (2)	-	-	14,774
Takuetsu Kokusai Co., Ltd.	1,816	-	-
Total revenue from related parties	$4,695	$7,840,934	$6,006,993

(1)	DinnerBank is engaged in restaurant and dining businesses. We sell sundry products, such as masks, handwash, and detergent, to these companies and all transactions were on the same terms as those to our other customers.

(2)	Palpito is a retailer of art toys and focuses on selling artworks made by Japanese artists. We sell artworks products and toys to Palpito and all transactions were on the same terms as those to our other customers.

g.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2026	2025	2024
Crossing Cards (1)	$399,422	$574,048	$-
DinnerBank (2)	363,680	9,920,906	445,980
Takuetsu Kokusai Co., Ltd.	279	-	-
Total purchase from related parties	$763,381	$10,494,954	$445,980

(1)	Crossing Cards is engaged in retail and wholesale of collective cards. We purchase collectible cards products from Crossing Cards and all transactions were on the same terms as those with our other suppliers.

(2)	DinnerBank is engaged in restaurant and dining businesses. In Japan, a company may only purchase a limited number of liquor products from manufacturers due to their hunger marketing strategy. Therefore, we purchase certain liquor products from DinnerBank when it has excess stock and all transactions were on the same terms as those with our other suppliers.

h.	Sales of a subsidiary and an equity investment to a related party

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

i.	Leases from a related party

The Company entered into two rental agreements with DinnerBank for its warehousing space, directly-operated physical stores and office space.

		Monthly Rent	Monthly Rent
Lessee	Rent Period	YEN	USD
Tokyo Lifestyle Co., Ltd.	February 16, 2026 - June 30, 2026	¥900,000	$5,973
Tokyo Lifestyle Co., Ltd.	March 18, 2026 - March 31, 2031	5,500,000	36,504

As of March 31, 2026, the operating lease right-of-use assets and corresponding operating lease liabilities of leases from a related party were $1,885,503 and $1,902,790, respectively.

During the fiscal year ended March 31, 2026, the Company incurred operating lease expenses in leases from a related party of $26,813.

j.	Other Related Party Transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed See “Note 10—Borrowings” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Since our inception, we declared and paid an interim cash dividend of JPY 1.890 per share for the fiscal year ending March 31, 2026, which was paid on December 19, 2025 to shareholders of record as of September 30, 2025, and declared a year-end cash dividend of JPY 1.890 per share for the fiscal year ending March 31, 2026 to shareholders of record as of March 31, 2026, which year-end cash dividend is expected to be paid starting from September 14, 2026 to September 30, 2026. Any future decision to pay dividends will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We cannot give any assurance that any dividends may be declared and paid in the future.

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

B. Memorandum and Articles of Association

Our fourth amended and restated articles of incorporation as currently in effect is included as Exhibit 1.1 to this annual report.

We incorporate by reference into this annual report the description of certain key provisions of our fourth amended and restated articles of incorporation as currently in effect in Exhibit 2.3 to this annual report and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-259129), as amended, initially filed with the SEC on August 27, 2021.

Some other key provisions of our fourth amended and restated articles of incorporation as currently in effect are set forth below:

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

Corporate Auditors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Board of Corporate Auditors.”

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our business is mainly conducted in Japan, and our books and records are maintained in ¥. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the ¥ and U.S. dollar affect the value of our assets and results of operations, when presented in U.S. dollars. For the fiscal years ended March 31, 2026 and 2025, we had unrealized foreign currency translation loss and income of $2,126,042 and $284,522, respectively.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of March 31, 2026, 2025, and 2024, $1,562,849, $3,329,061, and $1,814,329 of our cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the Statistics Bureau of Japan, the inflation rate in Japan was approximately 3.2%, 2.74%, and 3.2% in 2025, 2024, and 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Japan. If inflation rises, it may materially and adversely affect our business.

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

As a result of the ADS Ratio Change on November 15, 2024, the number of ADS Purchase Warrants was reset to 1,460,328 and the exercise price was reset to $2.74 per ADS. As of the date of this annual report, a total of 10,760 ADS Purchase Warrants have been exercised by the investors, and we have received net proceeds of $29,473.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026.

Based on that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective due to the following material weaknesses: (i) we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) we do not have proper controls designed and implemented in IT environment and IT general control activities related to logical access management and Service Organization Management.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2026. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of March 31, 2026. Our management identified the material weaknesses in our internal control over financial reporting as (i) insufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) a lack of proper controls designed and implemented in IT environment and IT general control activities related to logical access management and Service Organization Management.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with corporate auditors and therefore do not have an audit committee. The function of our corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our corporate auditors satisfy the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Wei, Wei & Co., LLP, our independent registered public accounting firm since October 25, 2024, and Marcum Asia CPAs LLP, our independent registered public accounting firm from December 12, 2022 to October 25, 2024, for the periods indicated.

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Audit fees(1)	$294,835	$379,634	$627,249
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$294,835	$379,634	$627,249

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we have followed home country practice, which could adversely affect our public shareholders.”

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

As a foreign private issuer, we follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of four directors, two of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a corporate auditor, a board of corporate auditors or an audit and supervisory committee. We currently have a board of corporate auditors. See “—Board of Corporate Auditors” for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participate in the discussions and determination of compensation for our senior management and directors, and other compensation related matters;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our Articles of Incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our Articles of Incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and corporate auditors and certain other matters.

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

Under the Companies Act and our Articles of Incorporation, however, unless it constitutes a favorable issue of shares or stock acquisition rights or an acquisition of the entire business requiring a special resolution of a shareholders’ meeting, or otherwise requires shareholder approval under the Companies Act, we are generally not required to obtain shareholder approval for the dilutive events listed in Listing Rule 5635.

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

In the fiscal year ended March 31, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of TKLF are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Fourth Amended and Restated Articles of Incorporation of the Registrant (English Translation)

1.2	Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

2.2	Form of the American depositary receipt (included in Exhibit 2.1)

2.3	Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-41181) filed with the U.S. Securities and Exchange Commission on July 10, 2025)

4.1	Second Amended and Restated Shareholders’ Agreement of Trademark License Agreement dated March 26, 2022, by and between TKLF and Valur Holding LLC (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.2	English Translation of Form of Supplier Agreement (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.3	English Translation of Loan Agreement dated July 30, 2021, by and between Tokyo Higashi Shinkin Bank and TKLF (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.4	English Translation of EC Site Operation Business Assignment Agreement dated January 31, 2020, by and between Seihinkokusai and TKLF (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.5	English Translation of Entrusted Service Agreement dated April 23, 2020, by and between Qingzhiliangpin and TKLF (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

4.6	Trademark License Agreement dated March 26, 2022, by and between TKLF and Tokyo Lifestyle Limited (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.7	Trademark License Agreement dated March 29, 2022, by and between TKLF and Fancy Lifestyle Limited (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 31, 2023)

4.8	English Translation of Summary of Term Loan Agreement dated August 26, 2021, by and between TKLF and MUFG Bank (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

4.9	English Translation of Distribution Agreement dated March 24, 2020, by and between TKLF and Golden Synergy Limited, as supplemented (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.10	English Translation of Pinduoduo Cooperation Agreement dated March 11, 2020, by and between TKLF and Shenzhen Yuanji E-commerce Co., Ltd, as supplemented (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1/A No. 2 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 27, 2021)

4.11	English Translation of Summary of Term Loan Agreement Second Modification Agreement dated June 25, 2024 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 10, 2025)

4.12	English Translation of Summary of Term Loan Agreement Third Modification Agreement dated December 30, 2024 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 10, 2025)

4.13	English Translation of Summary of Term Loan Agreement Fourth Modification Agreement dated December 30, 2024 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 10, 2025)

4.14	Loan Agreement between Tokyo Lifestyle Limited and Mr. Mei Kanayama dated February 19, 2026 (incorporated by reference to Exhibit 10.1 of our Form 6-K (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on March 6, 2026)

4.15	Subordinated Loan Agreement between the Company and Tokushin G. K. dated February 24, 2026 (incorporated by reference to Exhibit 10.2 of our Form 6-K (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on March 6, 2026)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on August 27, 2021)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Finance & Commerce Law Firm of China

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Wei, Wei & Co., LLP

97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41181), filed with the U.S. Securities and Exchange Commission on July 16, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tokyo Lifestyle Co., Ltd.

	By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director
(Principal Executive Officer)

Date: July 10, 2026

TOKYO LIFESTYLE CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Tokyo Lifestyle Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tokyo Lifestyle Co., Ltd., and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2024.

Flushing, New York

July 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tokyo Lifestyle Co., Ltd.

(formerly known as “Yoshitsu Co., Ltd.”)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the November 2024 reverse split of ADSs described in Note 15, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations, changes in shareholders’ equity and cash flows for the year ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the November 2024 reverse split of ADSs described in Note 15 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Wei, Wei & Co., LLP.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
July 16, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

TOKYO LIFESTYLE CO., LTD.
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash	$2,115,342	$4,819,639
Accounts receivable, net	186,830,286	107,305,580
Accounts receivable - related parties, net	4,866	117
Merchandise inventories, net	14,433,760	4,370,803
Due from related parties	1,216,953	1,208
Compensation receivable for consumption tax, current, net	8,707,457	7,178,775
Prepaid expenses and other current assets, net	6,127,587	13,542,183
TOTAL CURRENT ASSETS	219,436,251	137,218,305

Property and equipment, net	4,492,810	10,763,020
Operating lease right-of-use assets	7,935,439	6,031,284
Life insurance policy, cash surrender value	527,873	-
Compensation receivable for consumption tax, non-current, net	-	2,039,840
Long-term prepaid expenses and other non-current assets, net	1,243,382	1,777,736
TOTAL ASSETS	$233,635,755	$157,830,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	$50,319,318	$57,903,207
Current portion of long-term borrowings	1,790,579	706,531
Accounts payable	105,635,444	25,057,104
Accounts payable - related parties	154	2,678,588
Due to related parties	426,156	27,678
Deferred revenue	2,336,812	8,027,153
Taxes payable	1,123,404	349,671
Operating lease liabilities, current	2,433,468	2,068,399
Finance lease liabilities, current	86,270	138,180
Warrants liabilities	1,001,178	2,502,718
Other payables and other current liabilities	3,215,841	1,998,713
TOTAL CURRENT LIABILITIES	168,368,624	101,457,942

Due to related parties, non-current	2,842,433	-
Operating lease liabilities, non-current	5,670,073	4,003,366
Finance lease liabilities, non-current	73,053	119,068
Long-term borrowings	11,516,741	6,501,772
Other non-current liabilities	1,291,866	1,470,135
Deferred tax liabilities, net	2,707,787	1,263,872
TOTAL LIABILITIES	$192,470,577	$114,816,155

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of March 31, 2026 and 2025, respectively	81,150	81,150
Capital reserve	26,946,116	26,946,116
Retained earnings	27,877,884	27,695,268
Accumulated other comprehensive loss	(13,839,803)	(11,708,504)
TOTAL SHAREHOLDERS’ EQUITY	41,065,347	43,014,030
Non-controlling interest	99,831	-
TOTAL EQUITY	41,165,178	43,014,030

TOTAL LIABILITIES AND EQUITY	$233,635,755	$157,830,185

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended March 31,
	2026	2025	2024

REVENUE
Revenue - third parties	$373,219,124	$202,278,304	$189,674,322
Revenue - related parties	4,695	7,840,934	6,006,993
Total revenue	373,223,819	210,119,238	195,681,315

COSTS AND OPERATING EXPENSES
Merchandise costs	345,118,553	186,201,939	172,306,308
Selling, general and administrative expenses	24,883,467	19,198,116	17,597,125
Total costs and operating expenses	370,002,020	205,400,055	189,903,433

INCOME FROM OPERATIONS	3,221,799	4,719,183	5,777,882

OTHER INCOME (EXPENSE)
Interest expense, net	(1,986,483)	(1,723,819)	(1,611,141)
Additional and delinquent tax due to consumption tax correction	(2,181,256)	3,905,908	(628,876)
Gain from disposal of equity method investment	-	-	190,571
Gain from disposal of a subsidiary	51,639	-	341,139
Cash surrender value loss	(71,448)	-	-
Other income, net	2,916,749	364,294	760,435
Gain (loss) from foreign currency exchange	364,116	(440,055)	3,065,971
Change in fair value of warrants liabilities	1,438,866	(2,050,211)	109,173
Loss from equity method investments	-	(20,049)	(69,444)
Total other income, net	532,183	36,068	2,157,828

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	3,753,982	4,755,251	7,935,710

PROVISION (BENEFIT) FOR INCOME TAXES	3,102,686	(1,883,237)	456,774

NET INCOME	651,296	6,638,488	7,478,936

Less: net loss attributable to non-controlling interest	(65,434)	-	-

NET INCOME ATTRIBUTABLE TO TOKYO LIFESTYLE CO., LTD.	$716,730	$6,638,488	7,478,936

OTHER COMPREHENSIVE INCOME
Net income	651,296	6,638,488	7,478,936
Foreign currency translation gain (loss)	(2,131,299)	284,522	(3,923,683)
Total comprehensive income (loss)	(1,480,003)	6,923,010	3,555,253
Less: comprehensive loss attributable to non-controlling interest	(60,053)	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,540,056)	$6,923,010	3,555,253

Earnings per ordinary share
- basic	$0.02	$0.16	$0.20
- diluted	$0.02	$0.16	$0.20

Weighted average shares
- basic	42,327,806	42,242,610	37,264,162
- diluted	42,327,806	42,242,610	37,264,162

 The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders'	Non-controlling	Total
	Shares	Amount	Reserve	Earnings	Loss	Equity	Interest	Equity
Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743	$-	$29,281,743
Issuance of ordinary shares	5,970,152	2,022,512	1,724,770	-	-	3,747,282	-	3,747,282
Issuance of investors’ warrants	-	-	(541,494)	-	-	(541,494)	-	(541,494)
Net income for the year	-	-	-	7,478,936	-	7,478,936	-	7,478,936
Foreign currency translation loss	-	-	-	-	(3,923,683)	(3,923,683)	-	(3,923,683)

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784	$-	$36,042,784

Issuance of ordinary shares for warrants redemption	107,600	14,741	33,495	-	-	48,236	-	48,236
Transfer of capital to capital reserve	-	(16,650,430)	16,650,430	-	-	-	-	-
Net income for the year	-	-	-	6,638,488	-	6,638,488	-	6,638,488
Foreign currency translation gain	-	-	-	-	284,522	284,522	-	284,522

Balance, March 31, 2025	42,327,806	$81,150	$26,946,116	$27,695,268	$(11,708,504)	$43,014,030	$-	$43,014,030

Capital contribution from non-controlling shareholders	-	-	-	-	-	-	159,884	159,884
Dividend declared for the year	-	-	-	(534,114)	-	(534,114)	-	(534,114)
Net income (loss) for the year	-	-	-	716,730	-	716,730	(65,434)	651,296
Foreign currency translation gain (loss)	-	-	-	-	(2,131,299)	(2,131,299)	5,381	(2,125,918)

Balance, March 31, 2026	42,327,806	$81,150	$26,946,116	$27,877,884	$(13,839,803)	$41,065,347	$99,831	$41,165,178

The accompanying notes are an integral part of these consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net Income	$651,296	$6,638,488	$7,478,936
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,150,519	952,126	1,232,611
Gain from disposal of property and equipment	(2,393,351)	(178,152)	(712,685)
Impairment of property and equipment	-	143,621	-
Gain from unrealized foreign currency translation	(89,191)	(13,986)	(412,728)
Provision for (reversal of) credit losses	915,388	(220,368)	(2,043,939)
Addition (reversal) of merchandise inventories written down	(92,100)	61,935	(68,361)
Amortization of operating lease right-of-use assets	2,639,989	2,049,635	1,711,978
Deferred tax provision (benefit)	1,606,325	(955,082)	(1,778,277)
Change in fair value of warrants liabilities	(1,438,866)	2,050,211	(109,173)
Investment loss from equity method investment	-	20,049	69,444
Gain from disposal of equity method investment	-	-	(190,571)
Loss on cash surrender value	71,448	-	-
Accrued interest expense	62,912	100,416	-
Changes in operating assets and liabilities:
Accounts receivable	(87,270,000)	(1,073,737)	(24,747,655)
Accounts receivable - related parties	(4,773)	25,698	277,005
Merchandise inventories	(10,667,514)	(13,596)	2,355,034
Compensation receivable for consumption tax	-	696,224	11,284,665
Prepaid expenses and other current assets	(339,634)	(10,772,468)	949,043
Long term prepaid expenses and other non-current assets	465,056	501,659	315,809
Accounts payable	86,279,085	567,502	13,816,414
Accounts payable - related parties	(2,669,723)	2,372,722	299,591
Deferred revenue	1,302,736	8,006,135	35,027
Taxes payable	818,845	(8,943,973)	(6,977,961)
Other payables and other current liabilities	1,212,727	(281,729)	1,078,396
Operating lease liabilities	(2,514,494)	(2,040,884)	(1,711,398)
Other non-current liabilities	5,261	(291,185)	(239,250)
Net used in provided by (used in) operating activities	(10,298,059)	(598,739)	1,911,955

Cash flows from investing activities:
Purchase of property and equipment	(313,995)	(992,068)	(929,308)
Proceeds from disposal of property and equipment	6,988,761	39,367	3,104,387
Investment in an equity method investment	-	(20,049)	-
Investment in life insurance policy	(601,771)	-	-
Proceeds from disposal of equity method investment	-	-	276,800
Proceeds from disposal of a subsidiary	-	-	34,600
Disposal of a subsidiary, net of cash	-	-	(171,788)
Repayments of loans to related parties	23,788	8,557	399,223
Net cash provided by (used in) investing activities	6,096,783	(964,193)	2,713,914

Cash flows from financing activities:
Capital contribution from non-controlling shareholders	159,884	-	-
Payment of dividend distribution	(530,957)	-	-
Proceeds from issuance of ordinary shares for warrants redemption	-	29,482	-
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	3,747,282
Proceeds from short-term borrowings	19,427,417	5,781,612	1,384,000
Repayments of short-term borrowings	(24,228,319)	(1,446,786)	(2,076,000)
Proceeds from long-term borrowings	13,992,820	-	-
Repayments of long-term borrowings	(7,771,119)	(204,024)	(4,186,712)
Proceeds from (repayments of) related parties borrowings	3,359,437	(15,346)	(228,966)
Repayment of obligations under finance leases	(166,428)	(177,320)	(420,910)
Net cash provided by (used in) financing activities	4,242,735	3,967,618	(1,781,306)

Effect of exchange rate fluctuation on cash	(2,745,756)	(60,585)	(2,135,466)

Net increase (decrease) in cash	(2,704,297)	2,344,101	709,097
Cash at beginning of year	4,819,639	2,475,538	1,766,441
Cash at end of year	$2,115,342	$4,819,639	$2,475,538

Supplemental cash flow information
Cash paid for income taxes	$872,707	$4,207,552	$880,308
Cash paid for interest	$1,637,499	$1,072,273	$798,353

Supplemental non-cash operating activities
Purchase of property and equipment financed under finance leases	$77,295	$-	$-
Right of use assets obtained in exchange for operating lease liabilities	$4,715,753	$-	$3,118,676
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$233,202	$-	$-

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

On July 27, 2022, the Company acquired a 100% equity interest in Tokyo Lifestyle Limited (“TLS”), a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”).

On October 26, 2022, TLS acquired 60% of the equity interests in REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022. These transactions were accounted for as acquisitions under common control (see details in “Acquisitions Under Common Control”). Reiwatakiya was officially deregistered in Malaysia on December 1, 2025.

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

On May 15, 2025, TLS and two third parties incorporated TOKYO LIFESTYLE PTY LTD, a proprietary limited company in Sydney, Australia, which principally engages in the import and retail of Japanese beauty and cosmetic products in Australia. TLS owns 51.0% of TOKYO LIFESTYLE PTY LTD and the registered capital was fully injected.

On June 3, 2025, TLS incorporated Shenzhen Qianxusenhuo Network Technology Co., Ltd., a company incorporated in the PRC, which principally engages in e-commerce technical, marketing and consulting services, as well as import and retail of Japanese beauty and cosmetic products in the PRC.

On July 27, 2025, TLS acquired 100% of the equity interests in TOKYO LIFESTYLE COMPANY LIMITED, a company incorporated pursuant to the laws of Vietnam on August 28, 2024 for a consideration of $30,000. Subsequently, TLS transferred 100% of the equity interests in TOKYO LIFESTYLE COMPANY LIMITED to a third party on March 20, 2026 for a consideration of $30,000.

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company and its subsidiaries are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, collectible cards and trendy toys, and other products and services. The Company offers approximately 69,300 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 28,600 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 70,100 SKUs of sundry products, including home goods; 2,100 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series; 3,500 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry; 6,800 SKUs of collectible cards and trendy toys; and 17,700 SKUs of other products, including food, alcoholic beverages. The Company also provides advertising services by key opinion leaders (“KOLs”) as well as supporting services to online celebrities.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains bank accounts in Japan, Hong Kong, mainland China, Malaysia, the United States, Canada and Australia. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2026 and 2025, the Company did not have any cash equivalents.

Receivables and credit losses

The Company follows Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (“Topic 326”), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

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

Expected credit losses are included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax, and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of March 31, 2026 and 2025, allowance for credit losses for accounts receivable amounted to $1,886,935 and $1,040,434, respectively, allowance for credit losses for other receivables amounted to $14,131 and $14,974, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $87,954 and $93,103, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company leases retail store facilities, distribution centers and warehouses, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets during the fiscal years ended March 31, 2026, 2025, and 2024.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the fiscal years ended March 31, 2026, 2025, and 2024. When the equity investment is sold, any gain or loss resulting from difference between the transaction price and carry value of the equity investment is recognized in the consolidated statements of operations and comprehensive income (loss).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an allowance for credit losses. As of March 31, 2026 and 2025, allowance for credit losses for compensation receivable for consumption tax amounted to $87,954 and $93,103, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2026 and 2025, allowance for obsolete and slow-moving inventory was $38,569 and $132,904, respectively.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of March 31, 2026 and 2025, the balance of asset retirement obligations included in other non-current liabilities was $473,712 and $597,965, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company recognized an impairment loss of $nil, $143,621, and $nil on long-lived assets for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, collectible cards and trendy toys, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and renders its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For domestic sales in Japan, Hong Kong, the United States, Canada, and Australia, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Free on Board shipping point term, and revenue is recognized when products are loaded on the ships and control is deemed as transferred. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with online celebrities to promote the brands of its customers on social media platforms, such as TikTok and Kuaishou. Since December 2023, the Company has only provided supporting services to the online celebrities. Revenue from these services is recognized at a point in time when the service is rendered by the Company. Revenue amount represents the invoiced value, net of consumption tax. Revenue from KOLs advertising services was immaterial for the fiscal years ended March 31, 2026, 2025, and 2024.

For online stores, the Company generally offers an eight-day product return policy for products sold in the Company’s online store in Japan, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores, the Company offers a seven-day product return policy for products sold in the Company’s physical stores in Japan and Hong Kong; a fifteen-day and thirty-day product return policy for products sold in the Company’s physical stores in the United States and Canada, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores in Australia, the store generally does not offer repairs, exchanges or refunds. The Company only offers remedies including refunds, replacements or repairs for products that are faulty, misdescribed or of unacceptable quality. For hygiene and safety purposes, opened, used or unsealed beauty and health products are non-returnable. Historically, customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the fiscal years ended March 31, 2026, 2025, and 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥3.0 million (approximately $20,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the fiscal years ended March 31, 2026, 2025, and 2024.

 The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customers, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn three membership points for each ¥100 spent, and one membership point for each HK$1, US$1, CAD1, and AUD1spent in the Company’s directly-operated physical stores in Japan, Hong Kong, the United States, Canada, and Australia, respectively. Subsequently, one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan when making payment, 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payment, and 30 membership points can be used as AUD1 at the Company’s directly-operated physical stores in Australia when making payment; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada. The membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada, respectively. Membership points are reviewed and reset annually on June 30 at directly-operated physical stores in Australia. Only points earned within the most recent six months will be retained, and points earned more than six months prior to June 30 will automatically expire. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduces the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the fiscal years ended March 31, 2026, 2025, and 2024.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of March 31, 2026 and 2025. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $2,336,812 and $8,027,153 as of March 31, 2026 and 2025, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the fiscal years ended March 31, 2026, 2025, and 2024 that was included in the opening deferred revenue was $292,920, $44,907 and $82,017, respectively. As of March 31, 2026, the amount received in advance from wholesale customers and unredeemed membership points was $2,336,812. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the fiscal years ended March 31, 2026, 2025, and 2024 is as following:

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the fiscal years ended March 31, 2026, 2025, and 2024 was as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Hong Kong market	$235,960,125	$104,685,311	$100,982,052
Japan domestic market	93,334,102	62,190,446	57,381,922
The United States market	32,126,830	19,515,109	17,193,899
Other overseas markets	11,802,762	23,728,372	20,123,442
Total revenue	$373,223,819	$210,119,238	$195,681,315

Revenue by product categories

The summary of the Company’s total revenue by product categories for the fiscal years ended March 31, 2026, 2025, and 2024 was as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Luxury products	$149,416,839	$35,357,960	$90,189,723
Beauty products	128,797,535	81,374,101	50,114,893
Electronic products	42,887,751	47,969,875	34,901,681
Other products and services (1)	24,114,318	6,863,823	9,459,577
Collectible cards and trendy toys	19,003,183	11,408,517	-
Sundry products	7,675,788	20,275,598	6,083,770
Health products	1,328,405	6,869,364	4,931,671
Total revenue	$373,223,819	$210,119,238	$195,681,315

(1)	Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs as well as supporting services to the online celebrities.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the fiscal years ended March 31, 2026, 2025, and 2024 was as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Franchise stores and wholesale customers	$346,748,488	$185,520,491	$170,023,914
Directly-operated physical stores	19,787,252	17,105,488	14,951,952
Online stores and services	6,688,079	7,493,259	10,705,449
Total revenue	$373,223,819	$210,119,238	$195,681,315

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 based upon the short-term nature of the assets and liabilities. Cash surrender value of life insurance policies are classified as Level 2. The fair value of the life insurance policies was determined by the underwriting insurance company’s valuation models and represents the guaranteed value we would receive upon surrender of these policies as of the reporting date.

Foreign currency translation

The Company maintains its books and records in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, Malaysia, the United States, Canada, Australia and Vietnam use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), Malaysia Ringgit (“MYR”), United States Dollars (“USD”), Canadian dollar (“CAD”) and Australian dollar (“AUD”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive income (loss).

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2026		March 31, 2025		March 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against YEN	¥1=US$0.00629	¥1=US$0.00664	¥1=US$0.00666	¥1=US$0.00657	¥1=US$0.00661	¥1=US$0.00692
US$ against HK	$HK$1=US$0.12755	HK$1=US$0.12814	HK$1=US$0.12856	HK$1=US$0.12833	HK$1=US$0.12778	HK$1=US$0.12780
US$ against RMB	RMB1=US$0.14497	RMB1=US$0.14081	RMB1=US$0.13769	RMB1=US$0.13858	RMB1=US$0.13850	RMB1=US$0.13953
US$ against MYR	MYR1=US$0.24708	MYR1=US$0.24022	MYR1=US$0.22540	MYR1=US$0.22226	MYR1=US$0.21175	MYR1=US$0.21548
US$ against CAD	CAD1=US$0.71669	CAD1=US$0.72371	CAD1=US$0.70018	CAD1=US$0.71899	CAD1=US$0.73855	CAD1=US$0.74162
US$ against AUD	AUD1=US$0.68550	AUD1=US$0.66859	-	-	-	-

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended March 31, 2026, 2025, and 2024, and there was no uncertain tax provision as of March 31, 2026 and 2025.

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of March 31, 2026, the tax years ended March 31, 2024 through March 31, 2026 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities.

The Company’s subsidiary in Hong Kong is subject to profit taxes in Hong Kong. As of March 31, 2026, the tax years ended since the year of incorporation through March 31, 2026 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions.

The Company’s subsidiary in mainland China is subject to the income tax laws of the PRC. As of March 31, 2026, the tax years ended since the year of incorporation through December 31, 2025 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

The Company’s subsidiaries in the United States are subject to the tax law of the United States. As of March 31, 2026, the tax years ended since the year of incorporation through December 31, 2025 for the Company’s subsidiaries in the United States remain open for statutory examination by United States tax authorities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s subsidiary in Canada is subject to the tax law of Canada. As of March 31, 2026, the tax years ended since the year of incorporation through March 31, 2026 for the Company’s subsidiary in Canada remain open for statutory examination by Canadian tax authorities.

The Company’s subsidiary in Australia is subject to the tax law of Australia. As of March 31, 2026, the tax years ended since the year of incorporation through June 30, 2025 for the Company’s subsidiary in Australia remain open for statutory examination by Australian tax authorities.

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

Sales and leaseback

The Company enters into sale and leaseback transactions, pursuant to which the Company sells the property to a related party and agrees to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the related party in accordance with the revenue recognition guidance set forth in ASC 606. If the transfer of the asset is deemed to be a sale at market terms, the Company recognizes the transaction price for the sale based on the cash proceeds received, derecognizes the carrying amount of the underlying asset and recognizes a gain or loss in the consolidated statements of operations and comprehensive income (loss) in other income or expenses for any difference between the carrying value of the asset and the transaction price. The Company then accounts for the leaseback in accordance with its lease accounting policy.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares for the fiscal years ended March 31, 2026, 2025, and 2024.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $2,859,607, $1,833,788 and $1,793,286 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $516,175, $112,698 and $301,681 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB, MYR, CAD and AUD and to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

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

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company’s CODM uses consolidated net income as the measures of segment profit or loss (see Note 17).

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are located in Japan, Hong Kong, the United States, Canada and Australia, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan, Hong Kong, mainland China, and the United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong, mainland China, the United States, Canada and Australia, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in above-mentioned territories. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit risk

As of March 31, 2026 and 2025, $1,562,849 and $3,329,061 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of March 31, 2026 and 2025, $270,887 and $1,171,506 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of approximately $102,000 (HK$800,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $21,408 and $138,365 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, which were insured by the China Deposit Protection Board for compensation up to a limit of approximately $72,000 (RMB500,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $nil and $710 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protections under the requirement of the deposit insurance system up to a limit of approximately $62,000 (MYR 250,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $25,389 and $96,843 of the Company’s cash was on deposit at financial institutions in the United States which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $49,408 and $29,465 of the Company’s cash was on deposit at financial institutions in Canada, respectively, which were insured by the Canada Deposit Insurance Corporation for compensation up to a limit of approximately $72,000 (CAD100,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of March 31, 2026 and 2025, $136,430 and $nil of the Company’s cash was on deposit at financial institutions in Australia, respectively, which were insured by the Australian Prudential Regulation Authority for compensation up to a limit of approximately $171,000 (AUD 250,000) if the bank with which an individual/a company hold its eligible deposit fails.

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

Concentrations

For the fiscal years ended March 31, 2026, 2025, and 2024, the majority of the Company’s assets were located in Japan and Hong Kong.

The Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong, mainland China, the United States, Canada, and Australia. Revenue generated from companies in Japan accounted for 52.9%, 70.5% and 77.8% of the Company’s total revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Revenue generated from companies in Hong Kong and others accounted for 47.1%, 29.5% and 22.2% of the Company’s total revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the fiscal year ended March 31, 2026, two customers accounted for 12.3% and 11.6% of the Company’s total revenue, respectively. For the fiscal year ended March 31, 2025, one customer accounted for 13.4% of the Company’s total revenue. For the fiscal year ended March 31, 2024, one customer accounted for 18.8% of the Company’s total revenue.

As of March 31, 2026, five wholesale customers accounted for 17.0%, 15.7%, 14.9%, 13.4%, and 11.8% of the total accounts receivable balance, respectively. As of March 31, 2025, three wholesale customers accounted for 23.7%, 11.3%, and 10.0% of the total accounts receivable balance, respectively.

For the fiscal year ended March 31, 2026, three suppliers accounted for approximately 20.6%, 18.6% and 10.9% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2025, two suppliers accounted for approximately 28.2% and 18.5% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2024, two suppliers accounted for approximately 22.5% and 21.2% of the Company’s total purchases, respectively.

Recently issued accounting pronouncements

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024, and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted. The Company adopted ASU No. 2023-09 from the annual period beginning from April 1, 2025. The adoption of this standard did not have a material impact to its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effectively April 1, 2027 and the Company is evaluating the impact of the adoption of this guidance on its disclosures.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company adopted this guidance effectively April 1, 2026, and the Company is assessing the impact of this guidance; however, it is not expected to have a material impact to the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effectively April 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments and 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption. The Company plans to adopt this guidance effectively April 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2026	March 31, 2025
Accounts receivable	$188,717,221	$108,346,014
Less: allowance for credit losses	(1,886,935)	(1,040,434)
Accounts receivable, net	$186,830,286	$107,305,580

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Movement of allowance for credit losses was as follows:

	March 31, 2026	March 31, 2025
Beginning balance	$1,040,434	$1,244,662
Addition (reduction)	915,388	(209,992)
Foreign currency translation adjustments	(68,887)	5,764
Ending balance	$1,886,935	$1,040,434

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	March 31, 2026	March 31, 2025
Luxury products	$10,620,771	$364,856
Beauty products	2,289,411	2,358,327
Other products	1,032,295	1,019,066
Health products	491,283	628,554
Merchandise inventories, net	$14,433,760	$4,370,803

As of March 31, 2026 and 2025, allowance for obsolete and slow-moving inventory was $38,569 and $132,904, respectively.

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	March 31, 2026	March 31, 2025
Compensation receivable for consumption tax	$8,795,411	$9,311,718
Less: allowance for credit losses	(87,954)	(93,103)
Subtotal	8,707,457	9,218,615
Less: compensation receivable for consumption tax, current, net	(8,707,457)	(7,178,775)
Compensation receivable for consumption tax, non-current, net	$-	$2,039,840

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 13) by certain of the Company’s suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. On July 31, 2023, the Company received a notice of reassessment for an additional consumption tax correction. As a result of the correction, the Company was liable for additional and delinquent tax. Regarding the correction decision made by the Tokyo Regional Taxation Bureau, the Company subsequently submitted a request for reconsideration to the Bureau. On January 26, 2024, Tokyo Regional Taxation Bureau formally informed the Company that the decision was maintained after internal review. On February 22, 2024, the Company filed a request for review with the National Tax Tribunal, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. In light of the tax review filed by the Company, the Company agreed to temporarily suspend the repayment, and these suppliers and customers will resume the payment after the final assessment is determined by the Tokyo Regional Taxation Bureau. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. In June 2026, the Company renegotiated with each counterparty to propose a revised repayment schedule for all outstanding receivables, including compensation receivable for consumption tax and receivables arising from terminated warehouse service fees (see Note 6(4)). Pursuant to the repayment schedule, the aggregate first installment of approximately $1,257,200 (¥200.0 million) shall be repaid by the end of July 2026, and the remaining balance will be repaid in five equal monthly installments, with all outstanding amounts to be fully repaid within one year. As of March 31, 2026 and 2025, the net total of compensation receivable for consumption tax was approximately $8.7 million (approximately ¥1.4 billion) and $9.2 million (approximately ¥1.4 billion), respectively. As of the date of this report, the Company has collected $2,992,497 of the outstanding receivables pursuant to the revised repayment schedule.

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	March 31, 2026	March 31, 2025
Deposits (1)	$1,047,479	$1,289,233
Consumption tax receivable (2)	2,386,809	1,356,687
Income tax receivable (3)	-	1,521,706
Other receivables (4)	2,517,466	2,345,069
Advance to suppliers (5)	1,202,925	8,475,048
Prepaid expenses and others	230,421	347,150
Allowance for credit losses	(14,131)	(14,974)
Subtotal	7,370,969	15,319,919
Less: current portion of prepaid expenses and other current assets, net	(6,127,587)	(13,542,183)
Long-term prepaid expenses and other non-current assets, net	$1,243,382	$1,777,736

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)	Consumption tax receivable is the consumption tax the Company is eligible to be received from the tax authorities for excess input consumption tax (See note 13(c) - tax payable).

(3)	Regarding the tax examination as mentioned in Note 13, the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. In the review request, the Company argued that the Tokyo Regional Taxation Bureau’s decision was unlawful as it was based on factual errors that contradicted objective evidence and lacked reasonable grounds, making it subject to cancellation. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. As of March 31, 2025, the income tax receivable balance was $1,521,706, which represented the net amount to be refunded by Tokyo Regional Taxation Bureau. The amount was fully received by the Company during the fiscal year ended March 31, 2026.

(4)	Other receivables as of March 31, 2026 and 2025 included approximately $1.4 million and $1.5 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 5, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services, and the unutilized service fees will be repaid by the Service Provider. As of March 31, 2026 and 2025, the Company provided an allowance for credit loss of $14,016 and $14,841 for the receivable from the Service Provider according to the Company’s accounting policy based on its best estimates. Pursuant to the above-mentioned repayment schedule in Note 5, these receivables will be fully collected within one year.

(5)	Advances to suppliers consist of mainly payments to suppliers for products that have not been received. The Company entered into a sales agreement with a wholesale customer and received advance payment of approximately $7.0 million during the fiscal year ended March 31, 2025. In order to fulfill the sales agreement, the Company made advance payments to its suppliers to secure the products. However, the Company’s sales agreements with its wholesale customer and procurement agreements with suppliers were mutually terminated concurrently in January 2026. In February 2026, the Company and the wholesale customer and the suppliers entered into settlement agreements, pursuant to which the suppliers refunded the full amount to the customer directly. As a result, the advance payment received from the customer and advance to suppliers were fully offset, and the balance of related to the above transactions was $nil as of March 31, 2026.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2026	March 31, 2025
Property and buildings	$426,600	$3,137,725
Leasehold improvements	2,975,916	3,987,572
Land	-	2,263,687
Equipment and furniture	1,781,333	2,418,993
Automobiles	268,286	183,274
Software	2,290,704	2,438,029
Subtotal	7,742,839	14,429,280
Less: accumulated depreciation	(3,250,029)	(3,520,719)
Less: impairment on property and equipment.	-	(145,541)
Property and equipment, net	$4,492,810	$10,763,020

Depreciation expenses were $1,150,519, $952,126 and $1,232,611 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

As of March 31, 2025, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 11).

NOTE 8 – LEASES

The Company leases retail store facilities, distribution centers and warehouses under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

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

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets as of March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Operating lease right-of-use lease assets	$7,935,439	$6,031,284

Operating lease liabilities – current	$2,433,468	$2,068,399
Operating lease liabilities – non-current	5,670,073	4,003,366
Total operating lease liabilities	$8,103,541	$6,071,765

NOTE 8 – LEASES (continued)

Other supplemental information for all of operating leases as of March 31, 2026 and 2025 was as follows:

	March 31, 2026	March 31, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.94	4.00
Weighted average discount rate (1)	5.49%	6.36%
Gains on sales and leaseback transactions (2)	2,512,565	-

(1)	The Company used incremental borrowing rates ranging from 2.03% to 6.69% for its lease contracts in Japan; incremental borrowing rates ranging from 2.83% to 4.48% for its lease contracts in Hong Kong; incremental borrowing rates ranging from 2.25% to 5.25% for its lease contracts in Canada; and incremental borrowing rates of 8.50% and 5.34% for its lease contracts in the United States and Australia, respectively.

(2)	On March 10, 2026, the Company entered into a Real Estate Sales Agreement (“Sales Agreement”) with a related party, DinnerBank Co., Ltd. (the “Buyer”). Pursuant to the agreement, the Company sold its warehouse in Japan including the building and land to the Buyer for a total consideration of ¥1,250.0 million. On March 18, 2026, the Company entered into a Rental Agreement with the Buyer, pursuant to the agreement, the Company leased the same premises for warehousing space and directly-operated physical stores for five years from March 18, 2026 to March 31, 2031, with a monthly rental of ¥5.5 million. The Company determined that these transactions should be accounted as sales and leaseback transaction as the control of the warehouse was transferred to the Buyer, and recognized a gain of $2,512,565 on disposal of the building and land on March 18, 2026.

During the fiscal years ended March 31, 2026, 2025, and 2024, the Company incurred total operating lease expenses of $2,779,487, $2,567,419 and $1,978,211, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Finance leases cost:
Amortization of right-of-use assets	$100,513	$120,005	$351,626
Interest on lease liabilities	39,575	58,671	80,738
Total finance leases cost	$140,088	$178,676	$432,364

Supplemental cash flow information related to finance leases was as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$39,575	$58,671	$80,738

NOTE 8 – LEASES (continued)

Supplemental balance sheet information related to leases as of March 31, 2026 and 2025 was as follows:

	March 31, 2026	March 31, 2025
Finance leases cost:
Software	$471,890	$499,591
Equipment and furniture	891,893	1,024,140
Subtotal	1,363,783	1,523,731
Less: accumulated depreciation	(1,221,746)	(1,343,156)
Property and equipment, net	$142,037	$180,575

The weighted average remaining lease terms and discount rates for all of finance leases as of March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.84	1.96
Weighted average discount rate	6.89%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2026:

	Operating Leases	Finance Leases
2027	$2,806,363	$89,908
2028	2,307,637	35,534
2029	1,765,231	16,191
2030	1,129,179	15,625
2031	517,863	13,264
Thereafter	496,236	-
Total lease payments	9,022,509	170,522
Less: imputed interest	(918,968)	(11,199)
Present value of lease liabilities	$8,103,541	$159,323

NOTE 9 – INVESTMENTS

On October 17, 2024, the Company, through its subsidiary TLS, entered into a cooperation agreement with a third-party company, and both parties agreed to invest ¥3.0 million (approximately $20,086) and ¥7.0 million (approximately $46,585), respectively, in CROSSING CARDS CO., LTD (“Crossing Cards”), with a core business of retail and wholesale of collectible cards. Crossing Cards was incorporated in Japan pursuant to the laws of Japan on June 18, 2024 with an initial registered capital of ¥1.0 million (approximately $6,700), and the registered capital increased to ¥11.0 million (approximately $73,200) after the investments. The Company owns 27.27% of Crossing Cards and the registered capital was fully injected in October 2024. The Company recorded a loss of $nil, $20,049, and $nil for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, from the investments, which is included in “loss from equity method investment” in the consolidated statements of operations and comprehensive income (loss).

Summarized financial information of unconsolidated entity is as follows:

	March 31, 2026	March 31, 2025
Current assets	$80,963	$87,473
Noncurrent assets	$64,680	$156,615
Current liabilities	$341,290	$273,678
Noncurrent liabilities	$-	$-

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Net sales	$1,344,468	$645,107	$-
Gross profit	142,685	18,116	-
Loss from operations	(289,744)	(188,279)	-
Net loss	(289,600)	(187,758)	-

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

The carrying amounts of the assets and liabilities of Reiwatakiya as of the transaction date were as follows:

October 26, 2022

Assets	$32,838
Liabilities	37,008
Net liabilities	$(4,170)
Non-controlling interests	1,668

Consideration in excess of net liabilities acquired	$2,502

Total purchase consideration	$-

NOTE 11 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2026	March 31, 2025

Syndicated Loans (1)	March 2027	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$42,318,277	$52,241,749
Resona Bank (2)	March 2027	3.40% - 4.05%	1,120,872	1,331,000
Best Life Technology (3)	August 2026	5.6%	2,749,430	2,750,743
Loans from HSBC (4)	April 2026 - June 2026	HIBOR#+2%	4,130,739	1,579,715
Total short-term borrowings			$50,319,318	$57,903,207

NOTE 11 – BORROWINGS (continued)

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. The Company was in compliance with such covenants as of the March 31, 2026 and 2025.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

#	HIBOR is an acronym for the Hong Kong Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Hong Kong interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. Subsequently, the Company made multiple loan extensions with the banks and extended the loans with a maturity date of March 31, 2027. The interest rate remained at TIBOR (1M)+1.20%. As of March 31, 2026, the total outstanding balance of this loan was approximately ¥6.73 billion (approximately $42.3 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company made multiple loan extensions with the bank and extended the loan with a new maturity date of March 31, 2027.

(3)	The Company made a loan extension with the borrower and extended the loan with a new maturity date of August 4, 2026.

(4)	On September 25, 2024 and April 14, 2025, the Company entered into two bank facilities with credit lines of HK$10.0 million (approximately $1.3 million) and HK$18.0 million (approximately $2.3 million), respectively. Subsequently, on January 19, 2026, the credit line of the facility dated September 25, 2024 was increased to HK$15.0 million (approximately $1.9 million). The aggregate credit line amounted to HK$33.0 million (approximately $4.2 million) as of March 31, 2026. The interest rate was HIBOR+2%, and each maximum financing period for each drawing shall not exceed 90 days. As of March 31, 2026, the Company borrowed an aggregate of HK$32.4 million (approximately $4.1 million) under the facilities. As of the date of this report, the Company has repaid approximately $4.1 million and borrowed additional $3.4 million under the facilities. The bank facilities are guaranteed by Mr. Kanayama and the legal representative of TLS.

NOTE 11 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	March 31, 2026	March 31, 2025

Japan Finance Corporation (1)	April 2027	3.20%	$1,057,431	$1,255,660
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,257,200	1,331,000
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	-	4,192,650
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2026 - February 2033	2.75% - 6.15%	1,209,921	345,303
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 - October 2025	2.990%	-	83,690
Kyrin Starway Limited (5)	No Maturity Date	4.68%	7,231,748	-
Xinrongji Catering Service (HK) Co., Ltd.	February 2031	1.20%	2,551,020	-
Total long-term borrowings			$13,307,320	$7,208,303

Current portion of long-term borrowings			$1,790,579	$706,531

Non-current portion of long-term borrowings			$11,516,741	$6,501,772

(1)	The Company made multiple loan extensions with the bank with a new maturity date of April 30, 2026. On April 14, 2026, the Company further extended the loan with a revised maturity date of April 30, 2027.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of March 31, 2025 as collateral to safeguard the loan. The loan was fully repaid during the fiscal year ended March 31, 2026.

(4)	Guaranteed by Mr. Kanayama. One of the loans was repaid in full upon maturity.

(5)	On June 27, 2025, the Company entered into a revolving loan facility agreement with the borrower, pursuant to which the Company obtained a revolving loan facility in the amount of approximately $12.8 million (HK$100.0 million) for a period of five years since the date of the agreement, at the interest rate of 4.68%. As of March 31, 2026, the Company borrowed an aggregate of HK$56.7 million (approximately $7.2 million) under the facilities. As of the date of this report, the Company has borrowed additional HK$18.1 million (approximately $2.3 million) under the facility.

The future maturities of long-term borrowings as of March 31, 2026 were as follows:

12 months ending March 31
2027	$1,790,579
2028	1,512,365
2029	42,681
2030	43,870
2031	9,827,860
Thereafter	89,965
Total long-term borrowings	$13,307,320

NOTE 11 – BORROWINGS (continued)

For the above-mentioned short-term and long-term loans, the Company recorded interest expenses of $1,836,135, $1,566,950, and $1,588,395 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. The annual weighted average interest rates were 2.32%, 1.69%, and 1.19% for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
DinnerBank Co., Ltd. (“DinnerBank”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Palpito	An equity investment entity of the Company, which was sold to DinnerBank on June 30, 2023.
Shintai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife before April 30, 2023.
Tokushin G.K.	A shareholder of the Company.
Crossing Cards	An equity investment entity of the Company
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife

a.	Accounts receivable, net – related parties

Accounts receivable, net – related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank	$4,866	$105
Takuetsu Kokusai Co., Ltd.	-	12
Subtotal	4,866	117
Less: allowance for credit losses	-	-
Total accounts receivable, net –related parties	$4,866	$117

b.	Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank (1)	$1,216,228	$476
Takuetsu Kokusai Co., Ltd.	725	732
Total due from related parties	$1,216,953	$1,208

(1)	The amount due from DinnerBank mainly consists of the following: 1) uncollected sales proceeds of ¥128,582,020 ($808,267) arising from the disposal of the warehouse property under the sales-and-leaseback arrangement (see Note 8). This outstanding receivable has been fully collected as of the date of this report; 2) a rental security deposit of ¥55.0 million ($345,730) for the leaseback property under the above-mentioned transaction (see Note 8); and 3) a rental security deposit of ¥9.9 million ($62,231) under another office lease agreement with DinnerBank.

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

c.	Accounts payable – related parties

Accounts payable – related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
DinnerBank	$-	$2,678,588
Crossing Cards	154	-
Total accounts payable – related parties	$154	$2,678,588

d.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2026	March 31, 2025
Mr. Mei Kanayama	$418,627	$13,930
Tokushin G.K.	6,443	3,328
DinnerBank	1,086	10,420
Total due to related parties	$426,156	$27,678

e.	Due to related parties – non-current

Due to related parties – non-current consisted of the following:

Name	March 31, 2026	March 31, 2025
Tokushin G.K. (1)	$1,885,800	$-
Mr. Mei Kanayama (2)	956,633	-
Total due to related parties	$2,842,433	$-

(1)	Amount due to this related party is loan borrowed from Tokushin G.K. for working capital during the Company’s normal course of business for five years with maturity date on January 31, 2031. The loan bears a fixed interest rate of 2.0% per annum.

(2)	Amount due to this related party is loan borrowed from Mr. Mei Kanayama for working capital during the Company’s normal course of business for five years with maturity date on January 31, 2031. The loan bears a fixed interest rate of 4.35% per annum.

f.	Sales to related parties

	For the Fiscal Years Ended March 31,
Name	2026	2025	2024
DinnerBank	$2,879	$7,840,934	$5,992,219
Palpito	-	-	14,774
Takuetsu Kokusai Co., Ltd.	1,816	-	-
Total revenue from related parties	$4,695	$7,840,934	$6,006,993

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

g.	Purchase from related parties

	For the Fiscal Years Ended March 31,
Name	2026	2025	2024
Crossing Cards	$399,422	$574,048	$-
DinnerBank	363,680	9,920,906	445,980
Takuetsu Kokusai Co., Ltd.	279	-	-
Total purchase from related parties	$763,381	$10,494,954	$445,980

h.	Sales of a subsidiary and an equity investment to a related party

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

i.	Leases from a related party

The Company entered into two rental agreements with DinnerBank for its warehousing space, directly-operated physical stores and office space.

		Monthly Rent	Monthly Rent
Lessee	Rent Period	YEN	USD
Tokyo Lifestyle Co., Ltd.	February 16, 2026 - June 30, 2026	¥900,000	$5,973
Tokyo Lifestyle Co., Ltd.	March 18, 2026 - March 31, 2031	5,500,000	36,504

As of March 31, 2026, the operating lease right-of-use assets and corresponding operating lease liabilities of leases from a related party was $1,885,503 and $1,902,790, respectively.

During the fiscal year ended March 31, 2026, the Company incurred operating lease expenses in leases from a related party of $26,813.

j.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 11).

NOTE 13 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6%, 34.6% and 30.6% for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

The Company’s subsidiaries in the PRC are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. The subsidiaries in the PRC are recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

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

The United States

The Company’s subsidiaries in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdictions that have corporate tax rates ranging from 0% to 8.45%.

Canada

The Company’s subsidiary in Canada is subject to the Canadian federal corporate income tax rate of 15% and provincial or territorial rates of 11.5%, which, in the aggregate, represent a statutory income tax rate of 26.5%.

Australia

The Company’s subsidiary in Australia is subject to an Australian statutory federal income tax rate at 25.0%.

NOTE 13 – TAXES (continued)

The income (loss) before tax were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024

Japan	$3,215,968	$2,151,691	$5,104,640
Hong Kong	940,639	2,492,326	3,011,218
PRC	(5,002)	212,317	(86,706)
Malaysia	40,415	(13,334)	(12,515)
United States	(135,743)	39,255	(19,559)
Canada	(169,192)	(127,004)	(61,368)
Australia	(133,103)	-	-
Income before tax	3,753,982	4,755,251	7,935,710

The components of the income tax provision (benefit) were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Current tax provision (benefit)
Japan	$920,128	$(1,372,374)	$2,229,231
Hong Kong	558,634	384,822	-
PRC	4,266	9,271	5,820
Malaysia	-	-	-
United States	13,333	38,492	-
Canada	-	11,634	-
Australia	-	-	-
	1,496,361	(928,155)	2,235,051
Deferred tax provision (benefit)
Japan	$1,624,243	$(845,592)	$(1,778,320)
Hong Kong	(97,305)	(30,278)	-
PRC	-	-	-
Malaysia	(24)	(22)	43
United States	45,534	(45,534)	-
Canada	33,877	(33,656)	-
Australia	-	-	-
	1,606,325	(955,082)	(1,778,277)
Income tax provisions (benefit)	$3,102,686	$(1,883,237)	$456,774

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the fiscal years ended March 31, 2026, 2025, and 2024, respectively:

	For the Fiscal Years Ended March 31,
	2026	2025	2024

Japanese statutory income tax rate	34.6%	34.6%	30.6%
Non-deductible expenses	26.5%	1.5%	2.0%
Non-taxable income	(0.1)%	(0.2)%	(1.8)%
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	(11.2)%	(3.4)%	2.6%
Effect of change in tax rate	12.8%	(7.6)%	-
Change in valuation allowance	9.2%	(1.3)%	(5.4)%
Effects of consumption tax examination (1)	6.1%	(63.2)%	(22.2)%
Prior year income tax true-up	4.8%	-	-
Effective tax rate	82.7%	(39.6)%	5.8%

(1)	This pertains to the tax effect resulted from the additional corporate income tax of approximately $0.2 million charged during the fiscal year ended March 31, 2026, income tax refund and additional and delinquent tax recovered of approximately $3.0 million during the fiscal year ended March 31, 2025, and additional consumption tax of approximately $0.6 million charged as well as inhabitant tax refund of approximately $2.0 million during the fiscal year ended March 31, 2024, which were based on tax assessments due to the consumption tax examination (See note (c) - tax payable).

NOTE 13 – TAXES (continued)

The Company’s deferred tax liabilities, net comprised of the following:

	March 31, 2026	March 31, 2025
Deferred tax assets:
Allowance for credit losses	$560,253	$347,123
Accrued member rewards	13,115	12,394
Accrued employee bonus	3,278	5,260
Accrued asset retirement obligation	129,704	81,761
Accrued employee retirement pension	99,503	63,040
Change in fair value of warrant liabilities	-	531,816
Net operating loss carry-forwards	369,047	93,663
Total deferred tax assets	1,174,900	1,135,057
Valuation allowance	(369,047)	(15,354)
Total deferred tax assets, net	805,853	1,119,703
Deferred tax liabilities:
Change in fair value of warrant liabilities	(471,372)	-
Compensation receivable for consumption tax	(3,042,268)	(2,383,575)
Total deferred tax liabilities	(3,513,640)	(2,383,575)
Deferred tax liabilities, net	$(2,707,787)	$(1,263,872)

The Company’s movement of the valuation allowance was as follows:

	March 31, 2026	March 31, 2025
Beginning balance	$15,354	$79,062
Addition (reduction)	353,455	(63,083)
Foreign currency translation adjustments	238	(625)
Ending balance	$369,047	$15,354

As of March 31, 2026 and 2025, the Company had a net operating loss carried forward of $1,048,672 and $216,831 from the entities in the United States, respectively, which can be offset against future taxable profit indefinitely.

As of March 31, 2026 and 2025, the Company had a net operating loss carried forward of $432,440 and $181,618 from the entity in Canada, respectively, which can be offset against future taxable profit indefinitely.

As of March 31, 2026 and 2025, the Company had a net operating loss carried forward of $136,916 and $nil from the entity in Australia, respectively, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of operations and comprehensive income (loss). The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable due from tax examination in prepaid expenses and other current assets on the balance sheets (See Note 6).

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents as well as to pay the additional tax for understatement and delinquent tax computed by the Company’s tax consultant. The Company made payments of the consumption tax payable by a monthly installment of and the amount payable was also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. As disclosed in Note 6 (3), the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. The Company adjusted its additional consumption tax amount and resulted in a consumption tax receivable of $2,386,809 and $1,356,687 as of March 31, 2026 and 2025, respectively.

NOTE 13 – TAXES (continued)

(c)	Taxes payable

Taxes payable consisted of the following:

	March 31, 2026	March 31, 2025
Income tax payable	$1,073,409	$255,932
Consumption tax payable and others	49,995	93,739
Total taxes payable	$1,123,404	$349,671

NOTE 14 – WARRANTS LIABILITIES

Representative’s warrants liability

On January 13, 2022, in connection with the Company’s IPO, the Company agreed to issue warrants to the representative of the underwriters, for a nominal consideration of $0.01 to purchase 300,000 American Depositary Shares (“ADSs”) of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $4.8 per ADS (equal to 120% of the Company’s IPO offering price of $4.00 per ADS). Upon the Reverse Split effected on November 15, 2024 (See Note 15), the number of the Representative’s Warrants was restated to 30,000 ADSs and the exercise price was restated to $48.0 per ADS. The Representative’s Warrants are exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2026, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the fiscal years ended March 31, 2026, 2025, and 2024, these Representative’s Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $nil, $118 and $22,574 from the change in fair value of the Representative’s Warrants liability subsequently for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates their fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) as of March 31, 2026 and 2025 using the following assumptions:

	March 31, 2026	March 31, 2025
Representative’s Warrants liability
Stock price	$2.10	$3.30
Exercise price	$48.00	$48.00
Expected term (years)	0.79	1.79
Risk-free interest rate	3.68%	4.59%
Expected volatility	47.86%	51.84%

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

Because the strike price of the Investors’ Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Investors’ Warrants were not considered indexed to the Company’s own stock. As such, the Investors’ Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of March 31, 2026, a total of 10,760 ADS purchase warrants were exercised by the investors, and net proceeds of $29,482 were received by the Company. For the fiscal years ended March 31, 2026, 2025 and 2024, these Investors’ Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 26, 2024, the Company recorded a fair value of $541,494 for the Investors’ Warrants liability at issuance. The Company recognized a gain (loss) of $1,438,866, $(2,050,329) and $86,599 from the change in fair value of the Investors’ Warrants liability subsequently for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Model as of March 31, 2026 and 2025 using the following assumptions:

	March 31, 2026	March 31, 2025
Investors’ Warrants liability
Stock price	$2.10	$3.30
Exercise price	$2.70	$2.70
Expected term (years)	3.33	4.33
Risk-free interest rate	3.81%	4.21%
Expected volatility	52.63%	51.48%

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

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of March 31, 2026 and 2025, the total restricted net assets of the Company amounted to $27,027,266 and $27,027,266, respectively.

NOTE 15 – SHAREHOLDERS’ EQUITY (continued)

Cash Dividends

On September 25, 2025, the board of directors of the Company approved an interim dividend of JPY1.890 per share. The cash dividend was expected to be payable on or about December 19, 2025, to all shareholders of record as of September 30, 2025 (Japan Standard Time), with an American depositary receipt record date of September 30, 2025 (Eastern Time). On December 19, 2025, the Company made the aggregate dividend payment of $530,957 (¥79,999,557) to its shareholders out of the retained earnings balance.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2026 and 2025, there were no legal claims and litigation against the Company.

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

Directly-operated physical stores segment includes physical stores in Japan, Hong Kong, the United States, Canada and Australia. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, as well as services from advertising business through KOLs and supporting services to online celebrities. Franchise stores and wholesale customers segments include franchise stores in Japan, Hong Kong, the United States, Canada, Thailand, and the United Kingdom, and wholesale customers in Japan and other countries including Hong Kong, mainland China, the United States, and Canada.

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

NOTE 17 – SEGMENT REPORTING (continued)

The following table presents the segment information for the fiscal years ended March 31, 2026, 2025, and 2024, respectively:

	For the Fiscal Year ended March 31, 2026
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$19,787,252	$6,688,079	$346,748,488	$373,223,819
Merchandise costs	$15,124,703	$4,381,980	$325,611,870	$345,118,553
Interest expenses, net	$(105,318)	$(35,597)	$(1,845,568)	$(1,986,483)
Income tax provision	$164,495	$55,599	$2,882,592	$3,102,686
Net income	$34,530	$11,671	$605,095	$651,296
Depreciation and amortization	$60,997	$20,617	$1,068,905	$1,150,519
Capital expenditures	$310,111	$75	$3,809	$313,995

	For the Fiscal Year ended March 31, 2025
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$17,105,488	$7,493,259	$185,520,491	$210,119,238
Merchandise costs	$13,314,278	$5,668,519	$167,219,142	$186,201,939
Interest expenses, net	$(140,333)	$(61,475)	$(1,522,011)	$(1,723,819)
Income tax benefit	$(153,311)	$(67,160)	$(1,662,766)	$(1,883,237)
Net income	$540,430	$236,741	$5,861,317	$6,638,488
Depreciation and amortization	$77,511	$33,955	$840,660	$952,126
Capital expenditures	$992,068	$-	$-	$992,068

	For the Fiscal Year ended March 31, 2024
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$14,951,952	$10,705,449	$170,023,914	$195,681,315
Merchandise costs	$11,916,702	$7,920,348	$152,469,258	$172,306,308
Interest expenses, net	$(123,107)	$(88,143)	$(1,399,891)	$(1,611,141)
Provision for income tax	$34,902	$24,989	$396,883	$456,774
Net income	$571,463	$409,162	$6,498,311	$7,478,936
Depreciation and amortization	$94,184	$67,434	$1,070,993	$1,232,611
Capital expenditures	$917,396	$9,766	$2,146	$929,308

NOTE 17 – SEGMENT REPORTING (continued)

	March 31, 2026	March 31, 2025
Total assets:
Franchise Stores and Wholesale Customers	$217,580,900	$132,909,152
Directly-Operated Physical Stores	12,089,250	14,618,642
Online Stores and Services	3,965,605	10,302,391
Total assets	$233,635,755	$157,830,185

Total liabilities:
Franchise Stores and Wholesale Customers	$176,153,828	$92,421,807
Directly-Operated Physical Stores	13,032,588	12,247,978
Online Stores and Services	3,284,161	10,146,370
Total liabilities	$192,470,577	$114,816,155

The following table presents the geographic information where the Company’s long-live assets were located:

	March 31, 2026	March 31, 2025
Japan	$6,879,404	$13,932,880
The United States	3,479,298	4,353,220
Other overseas countries	2,684,961	609,037
Hong Kong	1,155,841	1,716,744
Total long-live assets	$14,199,504	$20,611,880

Disaggregated Revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the fiscal years ended March 31, 2026, 2025, and 2024.

NOTE 18 – SUBSEQUENT EVENTS

Since October 2025, the Tokyo Regional Taxation Bureau has conducted a new round of tax examination into the Company’s consumption tax filing for the period from April 2022 to February 2024. On June 10, 2026, the Company filed multiple consumption tax corrections with Tokyo Regional Taxation Bureau. The Company is waiting for the consumption tax review by the Tokyo Regional Taxation Bureau, and no final assessment decision has been made by the Tokyo Regional Taxation Bureau as of the date of this report.

Under the two bank facilities with HSBC (see Note 11 - short-term borrowings), as of the date of this report, the Company has repaid approximately $4.1 million and borrowed additional $3.4 million under the facilities.

Under the revolving loan facility with Kyrin Starway Limited (see Note 11 - long-term borrowings), as of the date of this report, the Company has borrowed additional approximately $2.3 million (HK$18.1 million) under the facility.

These consolidated financial statements were approved by management and available for issuance on July 10, 2026, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.